

Allstate exists to serve customers, create opportunity for our team, generate attractive returns for investors, improve communities, and make a difference in the world.

Notice of 2023 Annual Meeting
and Proxy Statement
2022 Annual Report







Our Shared Purpose

As the good hands...

We **empower** customers with protection to help them achieve their hopes and dreams.

We **provide** affordable, simple and connected protection solutions.

We **create** opportunity for our team, economic value for our shareholders and improve communities.

our operating standards

Focus on Customers by anticipating and exceeding service expectations at low costs.

Be the Best at protecting customers, developing talent and running our businesses.

Be Bold with original ideas using speed and conviction to beat the competition.

Earn Attractive Returns by providing customer value, proactively accepting risk and using analytics.



our behaviors

Collaborate early and often to develop and implement comprehensive solutions and share learnings.

Challenge Ideas to leverage collective expertise, evaluate multiple alternatives and create the best path forward.

Provide Clarity for expected outcomes, decision authority and accountability.

Provide Feedback that is candid, actionable, independent of hierarchy and safe.

our values

Integrity is non-negotiable.

Inclusive Diversity & Equity values and leverages unique identities with equitable opportunity and rewards.

Collective Success is achieved through empathy and prioritizing enterprise outcomes ahead of individuals.

Allstate
Shareholder Letter



Adapting to the Present While Building for the Future

Allstate rapidly responded to a difficult operating environment in 2022 to mitigate negative financial results while staying on course to build a low-cost digital protection company. Financial results were below expectations with a net loss of $1.4 billion that resulted from auto insurance underwriting losses and a decline in the value of public equity investments. A comprehensive plan to increase auto insurance margins is well underway and margins are expected to increase. Despite these challenges, the strategies to increase market share in personal property-liability and expand protection offerings are on track. Allstate is creating a better future for customers, shareholders, team members and communities.

2022 Operating Performance

The decline in financial performance did not reflect the agility and precision of operating results.

- The underwriting loss was generated from auto insurance as costs to repair and replace cars and settle third-party liability claims increased by over 15% from the prior year. Increases in the estimates for auto losses from pre-2022 claims also negatively impacted 2022 results. The comprehensive program to improve auto insurance margins includes Allstate brand rate increases of 16.9%, expense reductions, tighter underwriting standards and adapting claims practices to a high inflation environment.
- Homeowners insurance continued its industry leading performance generating $681 million of underwriting income, while growing policies in force by 1.4%.
- Investment results were strong in a difficult year. A proactive approach to investing reduced exposure to higher interest rates, which avoided $2 billion of declines in the portfolio's market value. While the overall portfolio had a negative 4% return for the year, this was better than the Bloomberg Intermediate Bond and the S&P 500 equity indices which declined by 9% and 18%, respectively.
- The Protection Services businesses served more customers with broader protection and had strong operating results. Protection Plans' written premiums increased by 5% to $1.9 billion and had $150 million of Adjusted Net Income (ANI). Health and Benefits generated $222 million of ANI.
- Shareholders received cash of $3.4 billion of which $926 million was dividends, which were increased by 5% per share. Relative ownership per share increased by 6.1% in 2022 reflecting share repurchases.

A Purpose-Driven Company Powered by Purpose-Driven People

People are the key to success. The pandemic has changed the ways and places that people work. Allstate is adapting to these changes by **approaching employees as customers who are team members**.

- Employees are "purchasing" a career opportunity that includes professional growth, compensation, flexibility, inclusivity, and an opportunity to make a difference. They "pay" for this with their expertise, engagement, and commitment.
- Flexibility to work remotely or hybrid is an increasingly important part of the employee value proposition. Commuting is overrated and no one wants to drive to an office for a Zoom call. As a result, Allstate has embraced the concept of flexibility with over 80% of U.S. employees choosing remote work. This significantly reduces real estate costs but does impact collaboration and belonging.
- New ways of collaborating and creating a sense of belonging are being developed given the extent of remote work. Allstate's culture is a foundation for success so this legacy must be protected while adapting to a new work environment.
- Inclusive diversity and equity also drive belonging and commitment and improve business outcomes. Allstate's leadership position was advanced with improvements in representation, business practices and community engagement.
- These results were delivered by a team that successfully dealt with business challenges, innovated, and managed leadership transitions. The Board of Directors provides invaluable wisdom and perspective to help an outstanding team. Don Civgin retired as Vice Chair in May after 13 years. Rhonda Ferguson's passing in May stunned all of us and the team rallied to fulfill the Chief Legal Officer's responsibilities. Glenn Shapiro also retired, staying until September to support these transitions.

Once again, Allstate was included in DiversityInc's Top 50 Companies for Diversity.

Allstate was named the 21st best managed company out of over 900 companies by the Wall Street Journal/Drucker Institute and ranked 4th overall for innovation.

Climate Strategy

Increased severe weather, the transition to a lower carbon economy and higher societal expectations of business require us to incorporate climate change into strategy and operating plans. Climate change affects all four stakeholders covered by Our Shared Purpose.

- **Customers** need affordable protection from severe weather and greater resiliency and disaster response capacity. Electrification of the auto fleet also needs to be reflected in auto insurance coverages.
- **Shareholders** require a sustainable business that adapts to external changes while delivering growth and attractive returns. New investment opportunities will be realized with the transition to a lower carbon economy.
- **Allstaters** value the opportunity to help customers, seize new business opportunities and improve society since these lead to professional growth and stable employment.
- **Communities** want businesses to utilize their capabilities to create a better future and they reward them by buying their products.

Allstate has successfully adapted to increased severe weather change for over a quarter of a century. As a result, the homeowners business provides coverage to more than 7 million homes, and paid out over $11.4 billion in catastrophe losses while averaging $644 million of underwriting income annually over the last five years. Allstate also helped create public risk sharing pools in Florida, Texas, and California to provide customers with affordable protection for uninsurable risks.

Expertise and relationships are being expanded to find attractive investment opportunities from the transition to a lower carbon economy. In 2022, a commitment was made to achieve net zero emissions for Scope 1 and 2 measures by 2030. Scope 3 measures that cover the investment portfolio currently lack consistency and therefore these targets will not be established until 2025.

Creating the Future

Allstate seeks to create the future, not just react to trends. Transformative Growth in the property-liability business will improve the customer value proposition with affordable, simple, and connected protection. Becoming the lowest cost auto and home insurer will increase market share but requires significant operational changes, which are well underway.

Transformative Growth has five components and Allstate made significant progress in 2022.

- **Improve Customer Value Proposition** – Affordability was improved by lowering operating expenses. A new, digital auto insurance product was launched in two states and is expected to become available to about one-third of the U.S. through direct distribution in 2023.

- **Expand and Enhance Distribution** – Allstate brand products are available through Allstate agents, call centers and online with pricing that reflects the cost and value of each channel. National General continues to expand its relationship with independent agents.
- **Lower Customer Acquisition Costs** – Strides were made in improving marketing effectiveness, which will be critical when marketing increases as auto insurance profitability improves.
- **Build New Technology Ecosystems** – A new product management system was deployed with the new auto insurance product, increasing agility and enabling the eventual retirement of legacy technology systems.
- **Enhance Organizational Capabilities** - Digital, analytical and technology capabilities were expanded to accelerate transformation. Focus on improving decision clarity enhanced execution.

The Protection Services businesses also focused on creating the future. Protection Plans expanded into the furniture category and new international markets, building on its success in consumer electronics with U.S. retailers. Health and Benefits is implementing a new operating platform and expanding from worksite offerings to direct sales to individuals. Identity Protection upgraded its technology platform and expanded protection offerings.

Corporate Stewardship

Allstate is one of the largest "main street" protection companies in the U.S., serving over 189 million policyholders. We have grown into this responsibility since the first policy insured a 1930 Studebaker 92 years ago by focusing on customers and broadly defining our role in society. Our Shared Purpose and the Societal Engagement Framework provide clarity and structure to assess trade-offs between conflicting objectives. Allstate's legacy is built on the fortitude to lead when needed, while limiting our role to the requirements of Our Shared Purpose.

The Allstate Foundation is also embedded in our history with 70 years of improving communities. Last year thousands of non-profits were supported to disrupt the cycle of relationship abuse, empower youth through service and advance economic mobility for people of color.

Your support makes it possible for Allstate to build on this legacy, be forward-looking and live Our Shared Purpose. Together we are making a difference in the world!



Tom Wilson

Tom Wilson
Chair, President and CEO

Letter from Independent Directors



April 10, 2023

Fellow Shareholders,

2022 was a year of adaptations and persistence for Allstate. The external environment presented challenges with high inflation and declining investment values that negatively impacted earnings and economic value. Allstate has a long history of successfully navigating challenging environments and last year was no different with rapid adaptation of the annual plan while maintaining long-term value creation. This past year the Board was focused on short- and long-term priorities, risk and return, human capital and environmental, social and governance ("ESG") issues. As we approach the 2023 annual meeting, this letter highlights the Board's independent oversight of Allstate's Shared Purpose.

Operating Performance

Maintaining Allstate's operational excellence and performance is necessary for long-term growth and value creation. In 2022, operating results deteriorated with net loss of $1.4 billion and adjusted net loss* of $262 million, reflecting an underwriting loss in auto insurance and a valuation decline of equity investments. Consequently, increased Board time was spent overseeing management's actions to improve profitability. Management is successfully implementing a comprehensive profit improvement plan with Allstate brand auto insurance rate increases of 16.9%. Strong operating performance in most other businesses, coupled with the capital freed up from the divestiture of the life and annuity businesses, supported the return of $3.4 billion to shareholders in 2022 through dividends and share repurchases.

Driving Long-Term Growth

Management and the Board also focused on long-term growth while adapting to dramatic cost increases and a volatile market. Transformative Growth, a multi-year initiative to increase personal property-liability market share and expand protection offered to customers, remains at the forefront of Allstate's strategy. The Board continued its oversight of this important strategic initiative, which made substantial progress in 2022. A new automobile insurance product using state-of-the-art technology was introduced in two states with an improved customer experience and reduced costs.

Providing Effective Risk Oversight

Board oversight of risk and return practices are also critical to long-term value creation. We regularly review the company's risks related to strategic direction, financial markets, environmental sustainability, human capital, culture and investment risks.

The Board assessed risks presented by Transformative Growth, compensation programs and financial controls and also focused on the impacts of inflation, reinsurance utilization, geopolitical risk, policyholder retention and climate change. Additionally, the Board oversaw Allstate's security and data privacy programs. We supplemented our oversight with external independent resources in several important areas – compensation, cybersecurity, Board composition, and pay equity. We enhanced oversight of the independent auditors by reviewing their internal control process to ensure independence and public company oversight and completed a request for information from alternative auditors.

The Board also ensures we have the capabilities, experience and processes to provide appropriate oversight and guidance with respect to Allstate's strategy, business results, diversity, culture and societal engagement. Board and individual director performance is evaluated throughout the year. Monica Turner joined the Board, bringing extensive strategic expertise with consumer-focused brands and outstanding operational leadership capabilities, which will enhance the value added by our Board.

> The Board continued its practice of utilizing external independent resources to supplement its oversight in several key areas - compensation, pay equity, cybersecurity and Board composition.

---

* For additional information, please see Appendix A – Definitions of Non-GAAP Measures.

Sustainable Performance and ESG

Allstate's purpose is to empower customers with protection, provide opportunities to team members, create attractive returns for shareholders, and improve communities. Achieving all of these is critical to sustainable success but requires focus and clarity to balance between objectives. Allstate's focus on climate, data privacy and equity are based on a Societal Engagement Framework, which is used to evaluate, prepare and communicate Allstate's participation in societal issues. This framework evaluates issues on five criteria: importance to our ability to serve customers, level of Allstate's expertise, ability to effect change, impact on stakeholders, and risk adjusted returns.

Allstate has actively addressed the impacts of climate change on its customers for over 25 years by advocating for strong catastrophe disaster preparation and response, effective building standards and adequate risk sharing mechanisms. This year we established greenhouse gas emission reduction targets for Allstate's operations with the goal to achieve net zero emissions for direct, indirect and value-chain greenhouse gas emissions by 2030. Investment capabilities have also been expanded to improve risk adjusted returns by participating in the transition to a low-carbon economy. The Task Force on Climate-related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board (SASB) reports highlight this progress.

> Allstate's shareholder engagement program is integral to the Board's oversight and decision-making process and informs important practices and policies in our strategy and compensation and ESG programs. In 2022, Allstate engaged with shareholders holding approximately 36% of outstanding shares.

Prioritizing Human Capital

Allstate's employees and agents are essential to driving future success. Several important human capital initiatives were reviewed with the Board and advanced during the year:

- **Inclusive Diversity and Equity (IDE)** – Progress was made in all three components of the multi-year IDE strategy: Representation, Business Practices and Community Engagement. Racial and gender representation increased across the company. Diverse supplier relationships were expanded. Allstate continues to be an active participant in OneTen, a cross-industry effort to create one million family sustaining jobs in America. We also completed our annual independent external pay equity analysis and publicly disclosed our EEO-1 report.
- **Succession Planning** – Allstate's breadth and depth of talent is critical to achieving Our Shared Purpose. The Board reviews senior leadership and CEO succession from both an enterprise and individual perspective in multiple sessions throughout the year.
- **Compensation** – Compensation plans are tightly linked to a broad set of performance measures. Incentive compensation plans include performance on IDE and Transformative Growth implementation. Senior leadership's annual incentives were substantially reduced given the net loss in 2022.

Your view is important to us, and we value your continued investment and support. We believe Allstate is positioned for success in the coming year and remain confident in the company's ability to accelerate sustainable growth and profitability and focus on ensuring Allstate fulfills its obligations to you, the customers and the broader community. Thank you for trusting us to oversee the long-term sustainability of Allstate.


Donald E. Brown


Siddharth N. (Bobby) Mehta


Judith A. Sprieser


Kermit R. Crawford


Jacques P. Perold


Perry M. Traquina


Richard T. Hume


Andrea Redmond


Monica Turner


Margaret M. Keane


Gregg M. Sherrill

Notice of 2023 Annual Meeting of Shareholders

Items of Business

Board Recommendation

1

Election of 12 directors

FOR each nominee
See pages 18-25 ▶

2

Say-on-pay:
advisory vote on the compensation of the named executives

FOR
See pages 61-86 ▶

3

Say-on-frequency:
advisory vote on the frequency of future advisory votes on the compensation of the named executives

EVERY YEAR
See page 107 ▶

4

Ratification of appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2023

FOR
See pages 108-111 ▶

In addition, any other business properly presented may be acted upon at the meeting.

By Order of the Board,

Christine DeBiase

Christine DeBiase
Secretary
April 10, 2023

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 23, 2023
The Notice of 2023 Annual Meeting, Proxy Statement, and 2022 Annual Report and the means to vote by Internet are available at proxyvote.com.



Date and Time
Tuesday, May 23, 2023, at 11:00 a.m. Central time. Admittance to the webcast begins at 10:30 a.m.



Virtual (Online Only)
www.virtualshareholder meeting.com/ALL2023



Record Date
Holders of Allstate common stock at the close of business on March 24, 2023. Each share of common stock is entitled to one vote for each director candidate and one vote for each of the other proposals.



Participation
Shareholders who wish to participate in the meeting should review **pages 114-117.**



Date of Mailing
On or about April 10, 2023, these proxy materials and annual report are being mailed or made available to shareholders and to participants in the Allstate 401(k) Savings Plan.

How to Vote in Advance
Your vote is important. Please vote as soon as possible by one of the methods shown below. **Make sure to have your proxy card, voting instruction form, or notice of Internet availability in hand and follow the instructions.** You may also vote during the annual meeting by visiting www.virtualshareholdermeeting. com/ALL2023, entering your control number, and following the instructions.



By Telephone
In the U.S. or Canada, you can vote your shares toll-free by calling 1-800-690-6903.



By Mail
You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.



By Internet
You can vote your shares online at proxyvote.com.



By Tablet or Smartphone
You can vote your shares with your tablet or smartphone by scanning the QR code.

Participating in our Annual Meeting

The 2023 annual meeting will be held in a virtual meeting format since it provides greater access and participation opportunities for shareholders.

Virtual Meetings Increase Participation

SHAREHOLDER ATTENDANCE



In-Person Meeting	Virtual Meeting		
34	87	70	74
2019	2020	2021	2022

SHAREHOLDER QUESTIONS ANSWERED DURING THE MEETING



In-Person Meeting	Virtual Meeting		
1	7	10	13
2019	2020	2021	2022

Who can participate in the Virtual Annual Meeting? If you plan to participate in the annual meeting, you must be a holder of Allstate shares as of the record date of March 24, 2023, or hold a legal proxy for the meeting provided by your bank, broker, or nominee. **To be admitted to the annual meeting webcast at www. virtualshareholdermeeting.com/ ALL2023, you must enter the 16-digit control number found on your proxy card, voting instruction form or notice of Internet availability.** You may log into the meeting platform beginning at 10:30 a.m. Central time on May 23, 2023. The meeting will begin promptly at 11 a.m. Central time on May 23, 2023. The virtual meeting platform is fully supported across browsers (Firefox, Chrome, Microsoft Edge, and Safari) and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

How can I vote at the meeting? You may vote during the annual meeting by following the instructions available on the meeting website during the meeting. **Whether or not you participate in the annual meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described in these proxy materials.**

How can I ask a question at the meeting? This year's shareholders' question and answer session will include questions submitted in advance of, and questions submitted live during, the annual meeting. You may submit a question in advance of the meeting beginning at 8:30 a.m. Central time on May 19, 2023, and until 11:59 p.m. Central time on May 22, 2023, at www.proxyvote.com after logging in with your 16-digit control number. Once past the login screen, click on "Question for Management," typing your question and clicking "Submit." Alternatively, questions may be submitted during the annual meeting through www. virtualshareholdermeeting.com/ALL2023, by typing your question into the "Ask a Question" field and clicking "Submit." We will try to answer as many questions as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. Any questions pertinent to meeting matters that cannot be answered during the meeting due to time constraints will be posted online at www.allstateinvestors.com.

Who do I contact about technical difficulties? If you encounter any difficulties accessing the meeting during the meeting time, please call the technical support number at (844) 986-0822. The technical support number will also be posted on the meeting website.

Will a replay of the meeting be available? Following completion of the meeting, a webcast replay will be posted online to our Investor Relations website at www.allstateinvestors.com for one year.

Table of Contents

New and Frequently Requested Information

NEW

Explore Allstate

Get a quote in the blink of an eye
https://www.allstate.com



Proxy Summary

About Allstate

Allstate is one of the nation's largest insurers with 189.1 million policies in force, protecting cars, homes, motorcycles, health, disability, lives, personal devices and identities. Its products are sold through Allstate agents, independent agents, call centers, online, major retailers and voluntary benefits brokers. The company harnesses the talent of approximately 54,500 employees, 10,100 exclusive Allstate agents and agent support staff, and 51,900 independent agents.

What We Do

Allstate empowers customers with protection to help them achieve their hopes and dreams. We do this by leveraging innovative, industry-leading technology to provide customers with affordable, simple and connected solutions. We offer a wide range of protection products and services for customers automobiles, homes, personal property, health, income and identities.

Allstate was ranked #21 on the Drucker Institute list of the nation's 250 best managed companies.

Allstate's Strategy to Increase Shareholder Value

Allstate's strategy has two components: increase personal property-liability market share and expand protection offerings by leveraging the Allstate brand, customer base and capabilities. We are accomplishing this through the use of differentiated products, analytical expertise, telematics and an integrated digital enterprise that leverages data and technology to execute processes with a focus on greater effectiveness and efficiency.



Increase Personal Property-Liability Market Share
Allstate. You're in good hands.
NATIONAL GENERAL an Allstate company
Answer financial
Leveraging Allstate brand, customer base and capabilities
Expand Protection Solutions
Allstate PROTECTION PLANS
Allstate DEALER SERVICES
arity
Allstate BUSINESS INSURANCE
Allstate BENEFITS
Avail
Allstate HEALTH SOLUTIONS
Allstate ROADSIDE
Allstate IDENTITY PROTECTION

Our Strategic Priorities

Executing comprehensive plan to improve profitability

Auto insurance margins need to be returned to pre-pandemic levels, amongst the best in the industry. Allstate brand auto insurance rate increases of 16.9% were implemented in 2022 and meaningful rate increases will likely continue through 2023. Allstate also implemented stricter auto new business underwriting requirements. We achieved half of our targeted ~6.0 point reduction in adjusted expense ratio* from 2018 to 2024 and reduced advertising spend. Claims practices were modified to manage loss costs and innovation and analytics were leveraged to drive accuracy and operational efficiency.

Generating profitable growth in Protection Services

Revenue from Allstate Protection Services was 5% higher than the prior year, generating approximately 5% of total Allstate revenues in 2022. Growth strategies for Health and Benefits, Protection Plans and Identity Protection also advanced.

Reducing investment portfolio exposure to higher interest rates and economic recession

Higher investment yields benefitted Net Investment Income. The portfolio was positioned defensively to higher rates driven by inflation and recession sensitive assets. This mitigated the negative impact of falling valuations in fixed income and equity markets.

Transformative Growth

Our Transformative Growth strategy is a multi-year initiative to increase personal property-liability market share by building a low-cost digital insurer with broad distribution of affordable, simple and connected protection. This strategy will be driven by a new business model, capabilities and culture that continually transform to better serve customers. We are making significant progress across all five components of this strategy:

01 Improve Customer Value

- Improving the competitive prices of products through lower costs, increased price sophistication and telematics
- Increasing engagement with the Allstate Mobile app and new business penetration of telematics products, including pay-per-mile insurance
- Providing additional consumer-focused protection solutions

02 Expand Customer Access

- Transforming the Allstate agent sales system to enable more growth at a lower cost by incentivizing agents to focus on sales, while expanding our distribution capacity through new agent models
- Increasing direct channel distribution effectiveness and efficiency
- Growing National General by broadening the Allstate brand capabilities and data to expand product offerings using independent agency relationships

03 Increase Customer Acquisition Sophistication

- Improving the effectiveness of customer acquisition by expanding lead management, building data capabilities and utilizing household insights

04 Modernize Technology Ecosystems

- Deploying a new technology ecosystem to deliver affordable, simple, and connected experiences and products at a lower cost, which will also lead to the retirement of legacy systems

05 Drive Organizational Transformation

- Enhancing and expanding organizational capabilities by increasing digital expertise, process redesign, decision clarity, and employee empowerment and diversity


Digital technology ecosystems
Expense reductions
Increase sophistication and investment in customer acquisition
Personal Property-Liability Flywheel of Growth
Low prices/ attractive returns
Enhanced and expanded distribution
Simple and connected protection solutions

Link to Executive Compensation Component

Items in Force Growth relative to competitors is a measure for the Performance Stock Awards to measure progress on Allstate's strategies

Allstate's 2022 Operating Priorities

Better Serve Customers

Enterprise Net Promoter Score, which measures how likely customers are to recommend Allstate, finished below the prior year, reflecting substantial price increases necessary to offset higher loss costs.

Grow Customer Base

Consolidated policies in force reached 189.1 million, a 1.0% decrease from prior year. Property-Liability policies in force increased by 0.7% compared to the prior year, as continued growth at National General was offset by the Allstate brand. Protection Services policies in force declined 1.4%, primarily due to expiring low average premium policies from a major retail account that ended in 2019.

Achieve Target Economic Returns On Capital

Return on average Allstate common shareholders' equity was (7.3)% in 2022. The Property-Liability combined ratio of 106.6 for the full year increased compared to the prior year primarily driven by higher auto losses. A comprehensive profitability plan is being executed.

Proactively Manage Investments

Net investment income of $2.4 billion in 2022 was $890 million below prior year as higher market-based investment income was more than offset by lower performance-based results. Total return on the $61.8 billion (as of 12/31/22) investment portfolio was (4.0)% in 2022 and compares favorably to full year 2022 performance of the S&P 500 of (18.1)% and the Bloomberg Intermediate Bond return of (9.4)%. Proactive portfolio actions to reduce inflation and economic risk by shortening fixed income duration mitigated portfolio losses by approximately $2 billion this year.

Build Long-Term Growth Platforms

Allstate made substantial progress in advancing Transformative Growth initiatives in 2022, including continued cost reductions, deploying a new property-liability technology platform and a new Affordable, Simple, Connected auto insurance offering in two states. National General is meeting or exceeding acquisition performance targets with the objective of building a strong competitive position in independent agent distribution. Protection Services has increased revenues, particularly Allstate Protection Plans. Arity continued to expand its data acquisition platform and launched Arity IQ, a product to improve new business profitability for auto insurers.

Link to Executive Compensation Component

Allstate's executive compensation program is designed to ensure that the interests of our executives are aligned with those of our shareholders. We establish a strong nexus between performance measures and strategic objectives, which are also linked to operating priorities designed to create long-term shareholder value.

Financial Highlights

ADJUSTED NET INCOME*



2022	($262M)
2021	$4.03B
2020	$4.51B

ADJUSTED NET INCOME RETURN ON ALLSTATE COMMON EQUITY*



2022	(1.3%)
2021	16.9%
2020	19.2%

ADJUSTED NET INCOME PER COMMON SHARE*



2022	($0.97)
2021	$13.48
2020	$14.29

NET INCOME APPLICABLE TO COMMON SHAREHOLDERS



2022	($1.42B)
2021	$1.49B
2020	$5.46B

BOOK VALUE PER COMMON SHARE



2022	$58.07
2021	$81.52
2020	$91.50

POLICIES IN FORCE



Year	Excluding Allstate Protection Plans	Allstate Protection Plans
2022	50.3M	138.7M
2021	49.9M	141.1M
2020	44.9M	129.0M

■ Excluding Allstate Protection Plans
■ Allstate Protection Plans

TOTAL SHAREHOLDER RETURN VS. PEER[1] **RETURNS**



■ Allstate
■ P&C Peers[2]
■ Peers[2]
■ Life Peers[2]

	Allstate	P&C Peers	Peers	Life Peers
1 Yr	18.3%	15.1%	13.5%	9.7%
3 Yr	29.9%	55.9%	49.3%	40.4%
5 Yr	45.1%	86.4%	80.6%	69.8%

* For definitions of these terms, please see the definitions of non-GAAP measures on **pages 118-120** of our 2023 Proxy Statement.

[1] The peers are listed on **page 69**.

[2] Market Cap Weighted Average

Sustainability Highlights

See pages 52-59 for further information. ▶

See page 60 for information about the Board's role in overseeing ESG. ▶
Environmental, social and governance ("ESG") matters are fundamentally connected to Allstate's business strategies. Ensuring products and services are accessible, competitively priced, and mindful of environmental and social impacts is essential. ESG is managed through the lens of People, Planet and Prosperity and ESG issues are prioritized on their alignment to Our Shared Purpose, the Societal Engagement Framework, and long-term enterprise value creation.

Pillars of ESG Value Creation

People


Allstate is a purpose-driven company powered by purpose-driven people

Allstate's employees and agents are essential to achieving Our Shared Purpose. As Transformative Growth is accelerated, the focus is on how we recruit, retain, develop and engage employees while also focusing on the creation of an inclusive, diverse and equitable culture. Allstate strives to motivate employees and harness their diverse perspectives through leading employment practices. Employability is enhanced with training, mentoring and investing in professional growth.

Planet


Allstate is developing products and services that address climate change and aligning our investment practices to support our sustainability goals

Ensuring Allstate's products are accessible, competitively priced and mindful of environmental and social impacts is an essential component of the Transformative Growth strategy. Another way to provide security and protection for customers is through our activities as an institutional investor, recognizing that climate-related issues can influence investment performance. Allstate's investment analysis and decision-making processes consider these issues along with our values.

Prosperity


Allstate is protecting customers' information and empowering them with more control over their personal data

Because of the products and services provided, customers entrust Allstate with their data and have an expectation of privacy and security around that data. This creates both business opportunities and constraints as Allstate works to safeguard consumer data while using that data to better serve customers.

Primary focus on three ESG issues:

Climate, Data Privacy, and Inclusive Diversity and Equity

Climate change impacts customers and shareholders. Customer homes are subject to increasingly severe weather catastrophes. In 2022, Allstate incurred 124 natural-catastrophe events, totaling $3.1 billion. Catastrophic losses create volatility in shareholder returns.

Data privacy protects customers and is a growth opportunity. Protecting data and sensitive information is important to maintain trust in the Allstate brand. Allstate provides identity protection products to over 3 million individuals, empowering them with more control over their personal data.

Inclusive diversity and equity (IDE) creates a culture and team to drive success. An inclusive culture that supports the attraction, retention and development of diverse talent is necessary to meet diverse customer needs. IDE is integrated into business via policies, processes, and decision-making. IDE performance is reviewed by the Board twice a year and is a component of executive compensation.

> **Our Sustainability website includes further details on Allstate's initiatives.**
>
> **https://www.allstatesustainability.com**





Climate

Climate change is one of the most critical challenges threatening customers, businesses and communities. Today, a natural catastrophe that exceeds $1 billion occurred every 18 days, a 400% increase from 1980. This creates additional risks for customers and shareholders, but also offers opportunities to leverage Allstate's capabilities and support proactive public policy initiatives.

2022 Accomplishments

- Publicly committed to be net zero for direct, indirect and value-chain GHG emissions by 2030
- Cut energy use beyond our original targets and significantly reduced our GHG emissions
- Committed $469 million to climate-related opportunities between 2021 and 2022, exceeding our goal of $375 million
- Achieved green or healthy building certification for 100% of newly acquired buildings
- Discouraged excess waste and encouraged recycling through centralized waste collection



Data Privacy

Business practices are designed to protect data and keep sensitive information safe. We empower people with control over their personal data through transparency, offering solutions and leading others to do the same through four key avenues: policy and legislation, governance, products and services, and partnerships.

2022 Accomplishments

- Implemented a digital ethics framework to provide actionable guidance to identify and address ethical concerns in the use of innovative technologies, like artificial intelligence
- Introduced an innovative personal information anonymization framework that respects privacy while still allowing the company to use data insights to drive new service and product developments
- Continued to grow Allstate Identity Protection (AIP), with over 3 million individuals protected as of year-end 2022



Inclusive Diversity and Equity

IDE is one of three core values in Our Shared Purpose. Allstate's IDE strategy is focused on the four pillars of Business Practices, Culture, People and Community to leverage diverse talent, perspectives and experiences and foster an inclusive and equitable workplace. Allstate tracks workforce composition data over time to determine if it is making appropriate progress in advancing gender and racial/ethnic representation in the employee population and discloses its progress. As part of Allstate's commitment to fair and equitable compensation practices, a pay equity analysis is completed on an annual basis. Allstate continuously strives to build awareness and drive action to be a differentiated leader in IDE.

2022 Accomplishments

- Continued to drive skills-based hiring without degree requirements on job postings for Black talent. In 2022, in partnership with OneTen, Allstate hired over 340 Black individuals into family sustaining jobs without a four-year degree, exceeding our annual goal by over 159%.
- Implemented a monthly IDE Talent Scorecard to drive leadership accountability for developing a diverse team
- In 2022, Allstate launched the IDE A.C.T. (Accountability, Clarity, Transparency) Framework, integrating IDE strategy, goals, and collaboration across Allstate. This model ensures joint accountability, drives lower cost execution, and reduces complexity by clarifying roles and creating an IDE ecosystem of sharing and business area partnership with IDE leadership.
- Named among DiversityInc's Top 50 Companies for Diversity for the 19th consecutive year

1 Election of 12 Directors

✔ The Board recommends a vote FOR each nominee

Donald E. Brown | Kermit R. Crawford | Richard T. Hume | Margaret M. Keane | Siddharth N. (Bobby) Mehta
Jacques P. Perold | Andrea Redmond | Gregg M. Sherrill | Judith A. Sprieser | Perry M. Traquina
Monica Turner | Thomas J. Wilson

See pages 18-51 for further information. ▶

- All candidates are highly successful executives with relevant skills and expertise
- Average independent director tenure of 7.6 years, with 11 of 12 director candidates independent of management
- Diverse slate of directors with broad leadership experience; 58% of the nominees bring gender or ethnic diversity, including three of the four committee chairs
- Industry-leading shareholder engagement program and highly-rated corporate governance practices

Donald E. Brown, 51
Executive Vice President and Chief Innovation Officer of NiSource, Inc.
Tenure: **3**
Other Public Boards: **0**
Committees: **A** **N**

Kermit R. Crawford, 63
Former President and Chief Operating Officer of Rite Aid Corporation
Tenure: **10**
Other Public Boards: **2**
Committees: **A** **E** **R**

Richard T. Hume, 63
CEO of TD SYNNEX
Tenure: **3**
Other Public Boards: **1**
Committees: **C** **R**

Margaret M. Keane, 63
Former Chair, CEO and President of Synchrony Financial
Tenure: **5**
Other Public Boards: **0**
Committees: **C** **N**

Siddharth N. (Bobby) Mehta, 64
Former President and CEO of TransUnion
Tenure: **9**
Other Public Boards: **2**
Committees: **R** **A** **E**

Jacques P. Perold, 64
Former President of Fidelity Management & Research Company
Tenure: **7**
Other Public Boards: **1**
Committees: **A** **R**

Independence
92%
11 out of 12 directors

Gender/Ethnic Diversity
58% Directors | **75%** Committee chairs

Balanced Tenure
3 <5 years | **6** 5-10 years | **3** >10 years

- ■ Committee Chair
- **A** Audit Committee
- **C** Compensation and Human Capital Committee
- **E** Executive Committee
- **N** Nominating, Governance and Social Responsibility Committee
- **R** Risk and Return Committee

Andrea Redmond, 67
Former Managing Director of Russell Reynolds Associates Inc.
Tenure: **13**
Other Public Boards: **0**
Committees: **N** **C** **E**

Gregg M. Sherrill, 70
Former Chair and CEO of Tenneco Inc.
Tenure: **5**
Other Public Boards: **1**
Committees: **E** **N**

Judith A. Sprieser, 69
Former CEO of Transora Inc. and senior executive at Sara Lee Corporation
Tenure: **23**
Other Public Boards: **2**
Committees: **C** **R**

Perry M. Traquina, 66
Former Chairman, CEO, and Managing Partner of Wellington Management Company LLP
Tenure: **6**
Other Public Boards: **2**
Committees: **C** **E** **R**

Monica Turner, 57 **NEW**
President, North America at Procter & Gamble
Tenure: **<1 year**
Other Public Boards: **0**
Committees: [1]

Thomas J. Wilson, 65
Chair, President, and CEO of The Allstate Corporation
Tenure: **16**
Other Public Boards: **0**
Committees: **E**

[1] Consistent with past practice, Ms. Turner's committee assignments will be established during her first year of service.

Nominees' Skills and Experiences Advance Our Strategy

Allstate has a well-rounded and diverse Board that is independent with the institutional knowledge of longer-tenured directors and fresh perspectives brought by newer directors. Directors have a variety of skills and experiences developed across a broad range of industries and other public company boards. This enables effective oversight of the business and incorporates best practices from other companies.

	Key Skill or Qualification	Link to Strategy	% of Directors
	Core Competencies		
	Strategic and Operational Oversight	A practical understanding of developing, implementing and assessing business strategies, key initiatives and annual business plans.	**100%**
	Shareholder Advocacy	Brings perspective in understanding shareholder expectations and driving change based on engagement feedback.	**100%**
	Corporate Governance	Supports Allstate's goals of strong Board and management accountability, transparency, responsiveness and protection of shareholder interests.	**100%**
	Leadership	Strong leadership qualities encourage robust and thoughtful dialogue and decision-making and provides succession planning opportunities for Board and committee leadership roles.	**100%**
	Additional Capabilities		
	Financial Services	Assists with understanding the business and strategy of our company.	**67%**
	Risk Management	Aids in the Board's role in overseeing the risks facing our company and provides effective oversight of our enterprise risk and return management ("ERRM") program.	**100%**
	Accounting and Finance	Financial reporting, audit knowledge, and experience in capital markets are elements of Allstate's success.	**92%**
	Technology and/or Cybersecurity	Relevant to how Allstate approaches improving its internal operations and the customer experience and protects customer information.	**75%**
	Global Perspective	Provides valuable insights on how Allstate should continue to grow and manage its businesses outside the United States.	**67%**
	Complex, Highly Regulated Business	Our business is regulated in all 50 states and is subject to government regulations by the U.S. federal government, Canada and other countries.	**83%**
	Sustainability	Sustainability drives long-term value creation, and as a public company and good corporate citizen, shareholders expect effective oversight and transparency.	**100%**
	Succession Planning and Human Capital Management	Ensures that Allstate has sufficient talent, robust development and retention practices and supporting our commitment to further inclusive diversity and equity.	**100%**
	Innovation and Customer Focus	Helps Allstate grow its brand, enhance its reputation, generate disruptive innovation, and extend or create new business models.	**100%**
	Government, Public Policy and Regulatory Affairs	Assists in identifying and understanding compliance issues and the effect of governmental actions on our business.	**75%**

See page 29 for a presentation of our nominating process, including an ongoing review of board skills and experiences to align with Allstate's strategy.

Relevant Skills and Experience


58%
board governance experience

7 currently serve on other public company boards


83%
corporate leadership experience

10 serve or served as a CEO or President



NEW **What's New**

Ms. Turner was welcomed to the Board this year. She brings strong consumer product, business transformation experience, and operating expertise.

2 Say-on-Pay: Advisory Vote on the Compensation of the Named Executives

✔ **The Board recommends a vote FOR this proposal.**

See pages 61-86 for further information. ▶

- Independent oversight by compensation and human capital committee with the assistance of an independent consultant
- Executive compensation targeted at 50th percentile of peers and aligned with short- and long-term business goals and strategy

- Compensation programs are working effectively. Annual incentive compensation funding for our named executives in 2022 was 57.5% of target, as formulaic result was reduced by 50% due to negative Net Income. Annual performance was above maximum performance on Total Premiums and Net Investment Income, below threshold performance on Performance Net Income, and above target performance on the Strategic Initiatives Scorecard.

2022 Compensation Program Components

Allstate's executive compensation program reflects our pay-for-performance culture and supports shareholder alignment while also incentivizing our executives:

	Cash		Long-Term Equity-Based Incentive	
COMPONENT	**Salary**	**Annual Cash Incentive**	**Performance Stock Awards**	**Stock Options**
LINK TO SHAREHOLDER VALUE	Targeted at 50th percentile of peers to support Allstate's goal of attracting and retaining top executive talent which ensures strong leadership over Allstate's businesses.	Motivates and rewards executives for performance on key strategic, operational and financial measures during the year. Targets established based on company performance against four measures: Total Premiums, Performance Net Income, Net Investment Income and the Strategic Initiatives Scorecard.	Motivates and rewards executives for performance on key long-term measures and aligns the interests of executives with long-term shareholder value. Performance stock awards ("PSAs") vest based on results for Average Performance Net Income Return on Equity ("ROE"), Relative Total Shareholder Return and Items in Force Growth.	Stock options comprise 40% of equity incentives granted and further align the interests of executives with long-term shareholder value.
	Fixed	**Performance-Based/At-Risk**		

Target Compensation Mix

CEO

At-Risk Performance-Based Pay: 91%

9% Base Salary	**26%** Annual Cash Incentive	**40%** Performance Stock Awards	**25%** Stock Options

Performance Metrics

35% Total Premiums
35% Performance Net Income
10% Net Investment Income
20% Strategic Initiatives Scorecard

50% Average Performance Net Income ROE
30% Relative TSR
20% Items in Force Growth

OTHER NEOs

17% Base Salary	**26%** Annual Cash Incentive	**34%** Performance Stock Awards	**23%** Stock Options

At-Risk Performance-Based Pay: 83%

3 Say-on-Frequency: Advisory Vote on the Frequency of Future Advisory Votes on the Compensation of the Named Executives

✔ The Board recommends that you vote to conduct future advisory votes on executive compensation **EVERY YEAR.**

See page 107 for further information. ▶

- Allstate's shareholders have expressed interest in annual say-on-pay proposals
- The Board values the opportunity to receive annual feedback to respond to changing market conditions
- It is market practice to conduct a say-on-pay vote on an annual basis
- The next say-on-frequency vote will be held at the 2029 annual meeting

4 Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2023

✔ The Board recommends a vote **FOR** this proposal.

See pages 108-111 for further information. ▶

- Independent firm with few ancillary services and reasonable fees
- Significant industry and financial reporting expertise
- The audit committee annually evaluates Deloitte & Touche LLP and determined that its retention continues to be in the best interests of Allstate and its shareholders

Corporate Governance

1 Election of 12 Directors

What am I voting on?

The Board recommends 12 nominees for election to the Allstate Board for one-year terms beginning in May 2023 and until a successor is duly elected and qualified or his or her earlier resignation or removal.

Overview

- All candidates are highly successful executives with relevant skills and expertise
- Average independent director tenure of 7.6 years, with 11 of 12 director candidates independent of management
- Diverse slate of directors with broad leadership experience; 58% of the nominees bring gender or ethnic diversity, including three of the four committee chairs
- Industry-leading shareholder engagement program and highly-rated corporate governance practices

Voting recommendation

The Board recommends a vote FOR each director nominee.



Each nominee was previously elected at Allstate's annual meeting of shareholders on May 24, 2022, for a one-year term, with the exception of Ms. Turner who joined the Board in 2023. The Board expects all nominees named in this proxy statement to be available for election. If any nominee is not available, then the proxies may vote for a substitute. On the following pages, we list the reasons for nominating each individual.

The Director Nominees at a Glance

Name and Principal Occupation	Black/African American	Asian/Other Pacific Islander	White/Caucasian	Gender	Age	Tenure (years)	Board Committees	Number of Other Public Company Boards	Financial Services	Risk Management	Accounting and Finance	Technology and/or Cybersecurity	Global Perspective	Complex, Highly Regulated Business	Sustainability	Succession Planning and Human Capital Management	Innovation and Customer Service	Government, Public Policy and Regulatory Affairs
Thomas J. Wilson Chair, President, and CEO of The Allstate Corporation			●	M	65	16	E	0	●	●	●	●	●	●	●	●	●	●
Donald E. Brown Executive Vice President and Chief Innovation Officer of NiSource, Inc.	●			M	51	3	A, N	0		●	●	●		●	●		●	●
Kermit R. Crawford Former President and Chief Operating Officer of Rite Aid Corporation	●			M	63	10	A, E, R	2		●	●	●		●	●		●	●
Richard T. Hume CEO of TD SYNNEX			●	M	63	3	C, R	1		●	●	●	●		●	●	●	
Margaret M. Keane Former Chair, CEO and President of Synchrony Financial			●	F	63	5	C, N	0	●	●	●	●		●	●	●	●	●
Siddharth N. (Bobby) Mehta Former President and CEO of TransUnion		●		M	64	9	R, A, E	2	●	●	●	●	●	●	●	●	●	●
Jacques P. Perold Former President of Fidelity Management & Research Company			●	M	64	7	A, R	1	●	●	●	●		●	●	●	●	
Andrea Redmond Former Managing Director of Russell Reynolds Associates Inc.			●	F	67	13	N, C, E	0	●	●				●	●	●	●	●
Gregg M. Sherrill Former Chair and CEO of Tenneco Inc.			●	M	70	5	E, N	1		●	●		●	●	●	●	●	●
Judith A. Sprieser Former CEO of Transora Inc. and senior executive at Sara Lee Corporation			●	F	69	23	C, R	2	●	●	●		●	●	●	●	●	
Perry M. Traquina Former Chairman, CEO, and Managing Partner of Wellington Management Company LLP			●	M	66	6	C, E, R	2	●	●	●	●	●	●	●	●	●	●
Monica Turner President, North America at Procter & Gamble	●			F	57	‹1		0	●	●	●	●	●		●	●	●	●

Legend:
- ■ Committee Chair
- **A** Audit Committee
- **C** Compensation and Human Capital Committee
- **E** Executive Committee
- **N** Nominating, Governance and Social Responsibility Committee
- **R** Risk and Return Committee

Director Nominees



Donald E. Brown

Independent
Age 51

Director since 2020
3 years of tenure

Professional Experience

- Current Executive Vice President and Chief Innovation Officer of NiSource, Inc., a highly regulated natural gas and electric utilities company serving customers across multiple states.
- Former EVP and CFO of NiSource, Inc.

Other Public Board Service

- None

Key Experience and Qualifications

Risk Management: Overall responsibility for identifying and evaluating financial risk exposures and determining steps to mitigate those risks.

Accounting and Finance: Significant financial and accounting experience leading the financial operations of one of the largest utility companies in the country.

Technology and/or Cybersecurity: In-depth understanding of technological advancements and operational transformation to enhance the customer experience.

Complex, Highly Regulated Businesses: Regulatory expertise within the heavily regulated utilities industry.

Sustainability: Experience developing and leading transition to a less carbon-intensive business model.

Succession Planning and Human Capital Management: Responsibilities as senior leader at NiSource include oversight of employee recruitment, development and retention, as well as leadership of large teams.

Innovation and Customer Focus: Experience overseeing business focused on delivering safe, reliable and efficient services to customers and communities.

Government, Public Policy and Regulatory Affairs: Deep understanding of compliance and governmental requirements as a senior leader of one of the largest fully regulated utility companies in the United States.

Committee Assignments and Rationale

A **Audit Committee**

- Multiple leadership positions with financial oversight responsibility, including as former CFO at NiSource.

N **Nominating, Governance and Social Responsibility Committee**

- Management and leadership experience as senior leader of NiSource, including oversight of employee talent and retention programs.
- Experience leading climate strategies for large gas and electric company.



Kermit R. Crawford

Independent
Age 63

Director since 2013
10 years of tenure

Professional Experience

- Former President and Chief Operating Officer of Rite Aid Corporation, which operates one of the leading retail drugstore chains in the United States.
- Former Executive Vice President and President, Pharmacy, Health and Wellness for Walgreens Co., which operates one of the largest drugstore chains in the United States.
- Former Director of TransUnion and LifePoint Health.

Other Public Board Service

- C.H. Robinson (2020–present)
- Visa (2022-present)

Key Experience and Qualifications

Risk Management: Deep understanding of consumer experiences and insights, as well as extensive experience in business strategy and risk management.

Accounting and Finance: Responsible for all operational aspects of large drugstore chains throughout country, including financial results.

Technology and/or Cybersecurity: Effectively led operational change, including through the use of technology.

Complex, Highly Regulated Businesses: Expertise assessing the strategies and performance of a geographically distributed and consumer-focused service business in a highly competitive industry.

Sustainability: Over 30 years of operational experience with consumer and retail companies that included driving sustainability initiatives.

Succession Planning and Human Capital Management: Responsibilities as senior leader at leading retail drugstore chain included leadership of large divisions and human capital priorities and culture.

Innovation and Customer Focus: Effectively oversaw transition of pharmacy experience from a model focused primarily on drug delivery to a pharmacist-patient centric model.

Government, Public Policy and Regulatory Affairs: Understanding of legal and regulatory requirements relevant for large, public companies to ensure compliance.

Committee Assignments and Rationale

A **Audit Committee (Chair)**

- Responsibility for all aspects of strategic, operational, and profit and loss management of two of the largest drugstore chains in the United States.
- Board leadership and nine years tenure on Allstate Board.
- Former member of the audit committee at TransUnion and the audit and compliance committee at LifePoint Health.

N **Risk and Return Committee**

- Operational experience at large, geographically dispersed service organizations.
- Chair of Allstate audit committee.



Richard T. Hume

Independent
Age 63

Director since 2020
3 years of tenure

Professional Experience

- Current CEO and director of TD SYNNEX, a global IT distribution and solutions company.
- Former COO of Tech Data Corporation.
- Former General Manager and COO, Global Technology Services at IBM.

Other Public Board Service

- TD SYNNEX (2021–present)

Key Experience and Qualifications

Risk Management: Deep understanding of risk evaluation and management throughout business transformation.

Accounting and Finance: Strong operational experience through various roles, including overseeing financial and accounting operations.

Technology and/or Cybersecurity: Extensive technology background as a senior leader at IBM and CEO of an IT distribution and solutions company.

Global Perspective: Experience overseeing all aspects of global operations of TD SYNNEX.

Sustainability: Experience developing and driving sustainability initiatives in role as CEO of public company.

Succession Planning and Human Capital Management: Significant management and succession planning experience through various senior leadership roles.

Innovation and Customer Focus: Experience overseeing innovative strategy, technological advancement and transformative growth in global business services.

Committee Assignments and Rationale

C **Compensation and Human Capital Committee**

- Significant management experience leading large companies as CEO and COO.
- Comprehensive market knowledge of executive compensation, recruitment and succession practices as CEO of TD SYNNEX.

R **Risk and Return Committee**

- In-depth understanding of technology, innovation and transformative growth.
- Responsibility for strategic direction of large technology company.



Margaret M. Keane

Independent
Age 63

Director since 2018
5 years of tenure

Professional Experience

- Former Chair, CEO and President of Synchrony Financial, a consumer financial services company.
- Former President and CEO of GE Capital Retail Finance.

Other Public Board Service

- Synchrony Financial (2014–2023)

Key Experience and Qualifications

Financial Services: Extensive operational and strategic experience in the consumer financial services industry as CEO of Synchrony Financial.

Risk Management: In-depth understanding and experience in risk and return management as CEO of financial services company.

Accounting and Finance: Responsible for overall operations of large financial services company.

Technology and/or Cybersecurity: Valuable insights into innovation and technology transformation strategies for large financial services company.

Complex, Highly Regulated Businesses: Successful leadership experience across roles spanning consumer finance, vendor financial services, operations and quality.

Sustainability: Drove various sustainability priorities and programs throughout tenure as CEO, including diversity and inclusion initiatives.

Succession Planning and Human Capital Management: Significant experience in developing succession planning and performance goals as CEO of Synchrony.

Innovation and Customer Focus: Led strategic and technology transformation in rapidly changing consumer payments industry.

Government, Public Policy and Regulatory Affairs: Experience working with Business Roundtable to promote a thriving U.S. economy and expanded opportunity for all Americans through sound public policy.

Committee Assignments and Rationale

C **Compensation and Human Capital Committee**

- Substantial experience in establishing management performance objectives and specific goals.
- Significant market knowledge of executive compensation as the former CEO of Synchrony Financial.

N **Nominating, Governance and Social Responsibility Committee**

- Board leadership as former Chair of Synchrony Financial.
- Thought leader and driver of inclusion and diversity initiatives.



Siddharth N. (Bobby) Mehta

Independent
Age 64

Director since 2014
(9 years of tenure)

Professional Experience

- Former President and CEO of TransUnion, a global provider of credit information and risk management solutions.
- Former Chairman and CEO, HSBC North America Holdings Inc.
- Former CEO, HSBC Finance Corporation.
- Former Director of TransUnion and Piramal Enterprises Ltd.

Other Public Board Service

- JLL (Jones Lang LaSalle Incorporated) (2019–present)
- Northern Trust Corp. (2019–present)

Key Experience and Qualifications

Financial Services: Extensive operational and strategic experience in the industry as CEO of TransUnion and HSBC.

Risk Management: Deep understanding of identifying and managing risk within global risk and information solutions provider.

Accounting and Finance: Multiple leadership positions with financial and accounting oversight responsibility throughout career.

Technology and/or Cybersecurity: Experience overseeing cybersecurity risk initiatives and programs as director at other public companies.

Global Perspective: Demonstrated leadership that increased revenues and global reach through the use of technology.

Complex, Highly Regulated Businesses: Valuable insights into the highly regulated insurance industry and investment activities throughout career in financial services industry.

Sustainability: Investor in climate analytics company and thorough understanding of climate risk at financial services company.

Succession Planning and Human Capital Management: Led human capital and diversity and inclusion initiatives and oversaw succession planning during tenure as CEO.

Innovation and Customer Focus: Significant experience within customer-centric banking and credit markets including the use of advanced analytics.

Government, Public Policy and Regulatory Affairs: Understanding of compliance issues within highly regulated financial services industry and effect of governmental actions.

Committee Assignments and Rationale

R **Risk and Return Committee (Chair)**

- Significant experience in financial markets and utilization of data and analytics.
- In-depth understanding and experience in risk and return management as a director and former CEO.

A **Audit Committee**

- Multiple leadership positions with financial oversight responsibility, including President and CEO of TransUnion, CEO of HSBC Finance Corporation, and Chairman and CEO of HSBC North America Holdings Inc.
- Chair of Allstate risk and return committee.



Jacques P. Perold

Independent
Age 64

Director since 2015
(7 years of tenure)

Professional Experience

- Chair and founder of CapShift, an investment advisory firm.
- Former President of Fidelity Management & Research Company, a privately-held investment and asset management company serving clients worldwide.
- Founder, former President and Chief Investment Officer of Geode Capital Management LLC, a global asset manager and independent institutional investment firm and sub-advisor to Fidelity.
- Current trustee of New York Life Insurance Company's MainStay Funds.

Other Public Board Service

- MSCI Inc. (2017–present)

Key Experience and Qualifications

Financial Services: Led investments and operations for large mutual fund as well as founded investment advisory firm.

Risk Management: Deep understanding of risks relevant to financial services industry, specifically related to investment activities.

Accounting and Finance: Held multiple leadership positions throughout career requiring financial and accounting oversight responsibilities.

Technology and/or Cybersecurity: Experience using data-driven tools and solutions to help clients build more effective portfolios.

Complex, Highly Regulated Businesses: In-depth understanding of SEC and FINRA rules that regulate financial services industry.

Sustainability: Served as chair of corporate responsibility committee at another public company which includes oversight of sustainability initiatives.

Succession Planning and Human Capital Management: As senior business leader, established executive compensation program management objectives and goals.

Innovation and Customer Focus: Leader of one of the world's largest asset management funds representing customers with nearly $2 trillion assets under management.

Committee Assignments and Rationale

A **Audit Committee**

- Multiple leadership positions with financial and operational oversight responsibilities, including as President of Fidelity Management & Research Company.

R **Risk and Return Committee**

- Significant experience in management and oversight of risk for three large asset management firms.
- Current trustee of several mutual funds.



Andrea Redmond

Independent
Age 67

Director since 2010
(13 years of tenure)

Professional Experience

- Former Managing Director, co-head of the CEO/board services practice, founder and leader of global insurance practice, and member of financial services practice at Russell Reynolds Associates Inc., a global executive search firm.
- Independent consultant providing executive recruiting, succession planning, and human capital management services.

Other Public Board Service

- None

Key Experience and Qualifications

Financial Services: Substantial experience in financial services leadership selection and executive development.

Risk Management: Extensive experience in assessing necessary board capabilities and evaluating director candidates to ensure adequate risk oversight on boards.

Complex, Highly Regulated Businesses: Operational and strategic knowledge of highly regulated financial service companies gained through experience in recruiting senior leaders.

Sustainability: Leads ESG and sustainability oversight responsibilities as chair of nominating, governance and social responsibility committee.

Succession Planning and Human Capital Management: Expert in public company succession planning, human capital management and executive compensation across wide range of industries.

Innovation and Customer Focus: Valuable insights and judgment gained through supporting high-performance organizations and clients in executing on corporate strategies.

Government, Public Policy and Regulatory Affairs: Experience overseeing public policy issues and reporting as part of director responsibilities at Allstate.

Global Perspective: Significant experience providing executive recruiting and succession planning services for large global search firm.

Committee Assignments and Rationale

N Nominating, Governance and Social Responsibility Committee (Chair)

- Significant expertise recruiting and evaluating directors for a variety of public companies.
- A senior partner at a highly regarded global executive search firm, Russell Reynolds Associates, from 1986 to 2007, including significant tenure as co-head of the CEO/board services practice.

C Compensation and Human Capital Committee

- Experience in executive recruiting, succession planning, and human capital management.
- Extensive experience working with numerous publicly traded companies to recruit and place senior executives.



Gregg M. Sherrill

Independent
Lead Director
Age 70

Director since 2017
(5 years of tenure)

Professional Experience

- Former Executive Chair, CEO and director of Tenneco Inc., a producer of automotive emission control and ride control products and systems.
- Former Corporate Vice President and President of Power Solutions at Johnson Controls Inc., a global diversified technology and industrial company.

Other Public Board Service

- Snap-on Inc. (2010–present)

Key Experience and Qualifications

Risk Management: In-depth understanding of risk and return management as CEO and director.

Accounting and Finance: Created financial strategies and implemented operating plans to increase revenues and profitability during tenure at Tenneco.

Technology and/or Cybersecurity: Technology expertise gained during tenure as a senior operating executive.

Global Perspective: Successfully managed international operations as CEO of a global public company with employees in 23 countries.

Complex, Highly Regulated Businesses: Brings valuable insights and extensive operational and strategic experience within regulated automotive industry.

Sustainability: Oversight of sustainability priorities gained throughout tenure as leader of a large public company, specifically related to emissions control.

Succession Planning and Human Capital Management: Significant management experience, including executive recruitment and compensation programs.

Innovation and Customer Focus: Valuable insights into transformation and innovation within customer-centric automotive industry.

Government, Public Policy and Regulatory Affairs: Understanding of public policy and regulatory issues.

Committee Assignments and Rationale

Lead Director

- Extensive board leadership experience as former Chair of Tenneco and former chair of organization and executive compensation committee at Snap-On.
- Successfully led large, global manufacturing company through strategic growth and operational change.
- Possesses strong integrity and professional credibility with the other directors and has excellent knowledge of Allstate's strategy and business.

N Nominating, Governance and Social Responsibility Committee

- Significant leadership experience as the former Chair and CEO of Tenneco, including oversight over sustainability and governance matters.
- Experience on corporate boards.



Judith A. Sprieser

Independent
Age 69

Director since 1999
(23 years of tenure)

Professional Experience

- Former CEO of Transora Inc., a technology software and services company.
- Former CFO and other senior operating executive positions at Sara Lee Corporation, a global manufacturer and marketer of brand-name consumer goods.
- Former director at Royal Ahold NV, Experian, Reckitt Benckiser Group plc and Jimmy Choo plc.

Other Public Board Service

- Newell Brands Inc. (2018–present)
- Intercontinental Exchange Inc. (2004–present)

Key Experience and Qualifications

Financial Services: Tenure as Allstate director has provided deep knowledge and understanding of financial services industry.

Risk Management: Risk and return management expertise gained through service on boards of multiple publicly traded companies.

Accounting and Finance: Extensive evaluation of financial statements and supervision of financial executives during tenure as CFO.

Global Perspective: Experience gained through service on boards of international companies.

Complex, Highly Regulated Businesses: Understanding of government regulations relevant to insurance industry acquired through tenure as Allstate director.

Sustainability: Tenure as CEO and director at other public companies, including as former Lead Director at Allstate, has included oversight of sustainability initiatives and programs.

Succession Planning and Human Capital Management: Significant executive management and succession planning experience gained through service on other boards and as former CEO.

Innovation and Customer Focus: Wide-ranging operational experience at consumer goods company.

Committee Assignments and Rationale

C **Compensation and Human Capital Committee**

- Extensive experience leading other large companies as CEO and CFO.
- Experience serving on boards of other publicly traded and international companies.

R **Risk and Return Committee**

- Insight from service as prior chair of Allstate's audit committee and current audit committee chair at Intercontinental Exchange Inc.
- Tenure as an Allstate director has provided experience through multiple operating environments.



Perry M. Traquina

Independent
Age 66

Director since 2016
(6 years of tenure)

Professional Experience

- Former Chairman, CEO and Managing Partner of Wellington Management Company LLP, one of the world's largest global investment management firms with over $1 trillion of assets under management.
- Held a series of positions of increasing responsibility at Wellington, including Partner and President.

Other Public Board Service

- Morgan Stanley (2015–present)
- eBay Inc. (2015–present)

Key Experience and Qualifications

Financial Services: Strong financial services and investment management expertise as CEO of large investment management firm.

Risk Management: Deep understanding of risk and return management within financial services industry and brings outside perspective as chair of risk committee at another public company.

Accounting and Finance: Expertise in evaluating financial statements and reports gained through service on audit company at another public company as well as financial education background.

Technology and/or Cybersecurity: Experience on another public company audit committee includes oversight of cybersecurity programs.

Global Perspective: Led one of the world's largest global investment management firms including the globalization of Wellington's investment platform.

Complex, Highly Regulated Businesses: In-depth understanding of SEC and FINRA rules that regulate financial services industry.

Sustainability: Oversaw sustainability initiatives during tenure as CEO and chairman of Wellington and provides insights gained from service on other public company boards.

Succession Planning and Human Capital Management: Deep understanding of executive compensation practices.

Innovation and Customer Focus: Built a world-class investment organization by more than doubling assets under management during tenure.

Government, Public Policy and Regulatory Affairs: Brings valuable market-oriented investor perspective.

Committee Assignments and Rationale

C **Compensation and Human Capital Committee (Chair)**

- Significant management experience as former Chairman and CEO of Wellington Management Company LLP from 2004 through June 2014.
- Shareholder perspective on compensation and human capital as a significant investor and director of other public companies.

R **Risk and Return Committee**

- In-depth understanding of financial markets, asset allocation strategies, and investment performance management.
- Current chair of the risk committee at Morgan Stanley.



Monica Turner

Independent
Age 57

Director since 2023
(<1 years of tenure)

Professional Experience

- Current President, North America of Procter & Gamble.
- Former President, North America Sales of Procter & Gamble.
- Former EVP and Head of Sales, North America of Procter & Gamble.
- Former SVP, Sales of Beauty, Health and Grooming Sector of Procter & Gamble.

Other Public Board Service

- None

Key Experience and Qualifications

Financial Services: Overall responsibility for all financial, sales and operational aspects of the largest and most profitable region of a global consumer goods company.

Risk Management: Significant experience in management and oversight of risk and return for a large consumer goods company.

Accounting and Finance: Multiple leadership positions with financial oversight responsibility in many business units within Procter & Gamble.

Technology and/or Cybersecurity: Experience delivering transformational results through technology in role as head of largest region of Procter & Gamble.

Global Perspective: Extensive experience gained during tenure with one of the world's largest consumer goods company, including membership on Procter & Gamble's Global Leadership Council.

Sustainability: Responsibility for sustainability initiatives and programs for North America region of Procter & Gamble.

Succession Planning and Human Capital Management: Recognized leader of equality and inclusion within Procter & Gamble and the broader community.

Innovation and Customer Focus: Wide-ranging operational and leadership experience at consumer goods company, serving 370 million consumers in the region.

Government, Public Policy and Regulatory Affairs: Responsible for operations, spanning sales offices, technical centers, manufacturing plants and mixing centers, and partners with multiple government agencies.

Committee Assignments and Rationale

- Consistent with past practice, committee assignments will be established during first year of service.



Thomas J. Wilson

Board Chair, President, and Chief Executive Officer
Age 65

Director since 2006
(16 years of tenure)

Professional Experience

- CEO since January 2007 and Chair of Board since May 2008.
- President from June 2005 to January 2015, and from February 23, 2018, to present.
- Held senior executive roles other than CEO, having led all major operating units.
- Former director at State Street Corporation.

Other Public Board Service

- None

Key Experience and Qualifications

Financial Services: Extensive experience gained within financial services industry throughout entire career, including 28 years with Allstate, and holds other active leadership positions in the industry.

Risk Management: Created and implemented Allstate's risk and return optimization program, allowing Allstate to withstand the financial market crisis while also continuing to adapt to increased severe weather.

Accounting and Finance: Experience with strategic, financial and operational planning and analysis gained over tenure with Allstate, including as CEO and COO.

Technology and/or Cybersecurity: Led investments in innovative products and services at Allstate including telematics, digital protection solutions and customer-centric innovations.

Global Perspective: Leads Fortune 100 company with operations and over 20% of employees outside of the U.S.

Complex, Highly Regulated Businesses: Valuable insights into the highly regulated insurance industry and investment activities throughout career at Allstate.

Sustainability: Enhanced sustainability initiatives at Allstate and is noted public advocate for business playing a broad role in society.

Succession Planning and Human Capital Management: Extensive experience leading large teams and provides valuable insights in executive recruitment and succession planning.

Innovation and Customer Focus: Shaped and executed initiatives to fulfill Allstate's role with, and responsibilities to, its customers and other key stakeholders. Created and led Transformative Growth strategy to build a digital insurance business model.

Government, Public Policy and Regulatory Affairs: Understanding of legal and regulatory requirements relevant for large, public companies to ensure compliance.

Committee Assignments and Rationale

E **Executive Committee (Chair)**

- Comprehensive knowledge of Allstate's business and industry, with 28 years of leadership experience at the company.
- Significant governance experience through active dialogue with shareholders and corporate governance experts.

Board and Nominee Independence Determinations

The Board has determined that all nominated directors, other than Mr. Wilson, are independent according to applicable law, the NYSE listing standards, and the Board's *Director Independence Standards*. The Board's *Director Independence Standards* are included on **www.allstateinvestors.com**. In accordance with the *Director Independence Standards,* the Board has determined that the nature of the relationships with the corporation that are set forth in Appendix B do not create a conflict of interest that would impair a director's independence. The Board also determined that the members of the audit, compensation and human capital, nominating, governance and social responsibility, and risk and return committees are independent according to applicable laws, the NYSE listing standards, and the Board's *Director Independence Standards*.



92%

11 Independent

Additional independence considerations

When evaluating the independence of director nominees, the Board weighs numerous factors, including tenure and service on other public company boards.

Directors with more than 12 years of service are subject to specific considerations to ensure an undiminished level of independence. **In particular, the Board weighed the potential impact of tenure on the independence of our longest-serving directors, Mses. Redmond and Sprieser.** Ms. Redmond provides valuable perspectives and expertise on matters of significance to Allstate and is a respected leader in the Board room. **The Board concluded that Ms. Redmond is a valued director who fulfills her responsibilities with independent-minded oversight.** Ms. Sprieser has significant experience serving at Allstate under different operating environments, management teams and financial market cycles, and served on the Board under two CEOs and prior to Mr. Wilson's appointment. **The Board concluded that Ms. Sprieser is an effective director who fulfills her responsibilities with integrity and independence of thought.** Mses. Redmond and Sprieser appropriately challenge management and the status quo, and are reasoned, balanced, and thoughtful in Board deliberations and in communications with management. **The Board determined that each of Ms. Redmond and Ms. Sprieser's independence from management has not been diminished by their years of service.**

Related Person Transactions

The nominating, governance and social responsibility committee has adopted a written policy on the review, approval, or ratification of transactions with related persons, which is posted on the Corporate Governance section of www.allstateinvestors.com.

Since the beginning of 2022, there were no related person transactions identified.

The committee or committee chair reviews transactions with Allstate in which the amount involved exceeds $120,000 and in which any related person had, has, or will have a direct or indirect material interest. In general, related persons are directors, executive officers, their immediate family members, and shareholders beneficially owning more than 5% of our outstanding stock. The committee or committee chair approves or ratifies only those transactions that are in, or not inconsistent with, the best interests of Allstate and its shareholders. Transactions are reviewed and approved or ratified by the committee chair when it is not practicable or desirable to delay review of a transaction until a committee meeting. The committee chair reports any approved transactions to the committee. Any ongoing, previously approved, or ratified related person transactions are reviewed annually.

Effective Board Governance at Allstate

Allstate has a history of strong corporate governance guided by three primary principles: **dialogue, transparency and responsiveness**. The Board has enhanced governance policies over time to align with best practices, drive sustained shareholder value and serve the interests of shareholders.



1 Board Composition
See pages 28-29 ›

- Regularly consider candidates in light of current skill sets and needs, as well as in anticipation of retirements, resignations or changing business dynamics
- All candidates evaluated and considered for their expertise, professional experiences and leadership
- Diversity, including race, gender, ethnicity and culture, are also important factors in consideration of Board composition
- Added five new directors within the last five years, including three that brought gender and/or ethnic/racial diversity to the Board



2 Board Effectiveness
See pages 30-32 ›

- Board evaluation process includes multiple assessments and reviews of the Board, committees and individual directors
- Robust director orientation and continuing director education program
- High standards of corporate governance



3 Engaged Oversight
See pages 33-40 ›

- Frequent reviews of Allstate's significant risks, including strategic, climate, human capital practices, culture, financial, investment markets and cybersecurity
- Ongoing reviews of overall ESG strategy, including climate change, human capital management and organizational health
- Reviews progress against three-year Inclusive, Diversity and Equity strategy twice a year



4 Board Accountability
See pages 41-44 ›

- Comprehensive and continuous shareholder engagement program based on dialogue, transparency, and responsiveness
- Interactive investor dialogue provides perspective on investor concerns
- Feedback is provided to the Board and actions are taken to reflect shareholder sentiment and ensure continued best practice



5 Board Structure
See pages 45-49 ›

- Clearly defined roles for Board leadership
- Strong Board independence with 11 out of 12 members independent of management, including all standing committee members
- Instituted written policy to rotate Lead Director every three to five years and appointed new Lead Director in 2021
- Independent Board Committees with frequent executive sessions
- Appropriate director compensation structured in a manner that is aligned with shareholder interests

Allstate believes that strong and effective governance practices are critical to long-term value creation. To achieve that goal, Allstate follows the six corporate governance principles set out by the Investor Stewardship Group for U.S. listed companies.



1. Boards are accountable to shareholders
2. Shareholders should be entitled to voting rights in proportion to their economic interest
3. Boards should be responsive to shareholders and be proactive in order to understand their perspectives
4. Boards should have a strong, independent leadership structure
5. Boards should adopt structures and practices that enhance their effectiveness
6. Boards should develop management incentive structures that are aligned with the long-term strategy of the company

Board Composition



Essential Characteristics of Effective Directors

The Board considers multiple characteristics essential for each nominee to ensure Board excellence and effectiveness. These characteristics are considered for proposed and standing directors consistent with the criteria described in the Corporate Governance Guidelines (available at **www.allstateinvestors.com**).

Core Competencies

Certain core competencies are required of all director nominees to ensure effective oversight of the affairs of the company for the benefit of its shareholders. These include strategic oversight, shareholder advocacy, corporate governance and leadership.

Additional Capabilities

Other skills, expertise and experience are needed on the Board to further facilitate effective oversight of Allstate's business strategies and priorities. These are described on page 15.

Independence

Directors should be free of interests or affiliations that could give rise to a biased approach to directorship responsibilities or a conflict of interest and to be free of any significant relationship with Allstate that would interfere with the director's exercise of independent judgment.

Commitment

Board members should have the ability to devote the time and effort necessary to serve as an effective director and act in a manner consistent with a director's fiduciary duties of loyalty and care. Allstate executive officers may not serve on boards of other corporations whose executive officers serve on Allstate's Board.

Other Directorships

The Board has limits on the number of other public boards on which our directors may sit. Directors who are active executives may serve on the board of no more than two other public companies, and other directors may serve on the board of no more than four other public companies (in addition to Allstate's Board in each case).

Diversity in its broadest sense is a key consideration in identifying and evaluating directors for nomination. Our nominating, governance and social responsibility committee considers a number of demographics and other factors, including race, gender and ethnicity, to ensure the Board reflects diverse viewpoints, backgrounds, skills, experiences and expertise.

Our Nominees

3 Black/African American

1 Asian/Other Pacific Islander

4 Female

Board Nomination Process

The Board continually considers potential director candidates in anticipation of retirements, resignations, or the need for additional capabilities. Below is a description of the ongoing process to identify highly qualified candidates for Board service.

Board nominees are identified through a retained search firm, suggestions from current directors and shareholders, and through other methods, including self-nominations. Our newest director, Ms. Turner, was identified by a search firm.

The nominating, governance and social responsibility committee will consider director candidates recommended by a shareholder in the same manner as all other candidates recommended by other sources. A shareholder may recommend a candidate at any time of the year by writing to the Office of the Secretary, The Allstate Corporation, 3100 Sanders Road, Northbrook, IL 60062, or by email submission to invrel@allstate.com.

A shareholder or group of up to 20 shareholders owning 3% or more of Allstate's outstanding common stock continuously for at least three years can nominate director candidates constituting up to 20% of the Board in the company's annual meeting proxy materials.


Evaluate Board Composition
Consider Diversity
Assess Potential Candidates
Board Nomination Process
Check Conflicts of Interest and References
Meet with Qualified Candidates
Nominating, Governance and Social Responsibility Dialogue
Board Dialogue and Decision

Evaluate Board Composition

Ensure Board is strong in core competencies of strategic oversight, corporate governance, shareholder advocacy and leadership and has diversity of skills, expertise and perspectives to meet existing and future business needs

Consider Diversity

The Board considers a number of demographic factors to develop a Board that, as a whole, reflects diverse representation, viewpoints and backgrounds

Assess Potential Candidates

To ensure appropriate personal qualities, such as independence of mind, tenacity, and skill set to meet existing or future business needs

Check Conflicts of Interest and References

All candidates are screened for conflicts of interest and independence

Meet with Qualified Candidates

To ensure appropriate personal qualities, such as independence of mind, tenacity, and skill set to meet existing or future business needs and strategic priorities

Nominating, Governance and Social Responsibility Dialogue

To consider shortlisted candidates, and after deliberations, recommend candidates for election to the Board

Board Dialogue and Decision

Added five highly qualified directors in the past five years

Board Effectiveness



Board Evaluation Process

Allstate's Board evaluation process includes multiple assessments and reviews performed throughout the year. This process ensures that the Board's governance and oversight responsibilities are updated to reflect best practices and are well executed. These evaluations include discussions after every meeting, an annual Board assessment, annual committee assessments and individual director evaluations.

Steps to Achieve Board Effectiveness

	Board			**Individual Directors**	
Frequency	Evaluation at every regular meeting	Annual evaluation	Biennial review of responsibilities and time allocation	Annual evaluation	Change in circumstances
Performed By	Independent Directors	Board, Committee Chairs and Lead Director	Board and Committees	Lead Director, nominating, governance and social responsibility committee chair, and Board Chair	Board
Description	Measures effectiveness of Board oversight Ensures meeting objectives were satisfied, all agenda items sufficiently considered and information presented was complete, understandable and organized Identifies issues that need additional dialogue	Ensures Board and committees are functioning effectively Results reviewed by nominating, governance and social responsibility committee and summarized for full Board; recommendations for improvement are reviewed and implemented	Ensures all necessary issues were considered to fulfill Board and committee responsibilities Adjustments made to future agendas and timelines	Review contributions and performance in light of Allstate's business and strategies and confirm continued independence Feedback provided to each director by the Lead Director, nominating, governance and social responsibility committee chair, or Board Chair Discuss each director's future plans for continued Board service	Determine appropriateness of director's continued membership on the Board after a change in primary employment Review potential conflicts and whether change impacts director's ability to devote the necessary time and effort to Board service

2022 Outcome

Based on the Board's annual evaluation process, the nominating, governance and social responsibility committee reviewed feedback and established action items for the upcoming year. Results of individual director evaluations were used by the nominating, governance and social responsibility committee in connection with the annual nomination process. Specific action plans were discussed with each director.

2022 Annual Evaluation Feedback and Action Items

01 **Strategy and Operational Oversight**	02 **Board Structure and Culture**	03 **Information and Resources**
Directors find the three-day strategy session to be highly effective.	Directors appreciate the transparency in the Board room and believe the dialogue appropriately challenges management and leads to effective oversight.	Directors appreciate the executive sessions at every meeting and value the candid dialogue.
Directors value the frequent updates on Transformative Growth, succession planning, ESG priorities and the Societal Engagement Framework.	Directors are pleased with steps taken to increase diversity at the Board level and believe the current mix of skills and experience are appropriate.	Directors value the use of outside speakers on key strategic matters.
Action Items	**Action Items**	**Action Items**
Management will provide additional updates in between Board meetings related to changes to key strategical matters.	Diversity will continue to be prioritized with a facilitated Board discussion.	Time limits will be used for meeting presentations to ensure adequate time for robust dialogue and executive sessions.
CEO succession planning and senior leadership development will remain focus areas.		External speakers will continue to be utilized, including an additional speaker at the three-day strategy session.

Director Onboarding and Continuing Education

Orientation

All new directors participate in a robust director orientation and onboarding process to ensure a working knowledge of Allstate's business, strategies, operating performance and culture and a successful integration into boardroom discussions as soon as possible. To assist with their development, all new directors are invited to attend all committee meetings prior to their appointment to a particular committee.

Director Commitment Beyond the Boardroom

The commitment of our directors extends well beyond preparation for, and participation at, regularly scheduled Board meetings. Engagement beyond the boardroom provides our directors with additional insights into Allstate's businesses and industry.

Directors regularly meet with senior leaders and employees below the senior leadership level. These interactions are offered in various forums, including one-on-one meetings and larger group sessions.

Directors also participate in informal meetings with other directors and senior leaders to share ideas, build stronger working relationships, gain broader perspectives, and strengthen their working knowledge of Allstate's business, strategy, operating performance and culture.

Allstate also encourages and facilitates director participation in continuing education programs, and each director is given the opportunity to become a member of the National Association of Corporate Directors.

Board Re-Nomination Process

The Board recognizes the importance of evaluating individual directors and their contributions to the Board in connection with re-nomination decisions. In considering whether to recommend re-nomination of a director for election, the nominating, governance and social responsibility committee conducts a detailed review, considering several factors.

Evaluation of Board Composition

- Essential characteristics
- Shareholder feedback
- Retirements
- Evolving strategy and risk and return profile
- Time commitment
- Board and director evaluations
- Attendance and participation
- Diversity

How the Board Considers Each Factor		For more information
Essential characteristics	Whether the director continues to possess the core competencies and additional capabilities necessary to ensure continued success of the Board	page 28
Evolving strategy and risk and return profile	The extent to which the director's skills, perspectives and experience (including that gained due to service on the Board) continue to contribute to the effective oversight of Allstate's business and strategic priorities	page 33
Board and director evaluations	Feedback received during the annual Board evaluation and discussions between each individual director and the Lead Director, nominating, governance and social responsibility committee chair, and Board Chair	pages 30-31
Attendance and participation	Attendance at, and participation during, Board and committee meetings	page 47
Diversity	The extent to which the director contributes to the diversity of the Board	page 29
Time commitment	Outside board and other affiliations, including overboarding considerations, time commitment and potential conflicts of interest or independence concerns	page 26
Retirement policy	Whether the director has reached the retirement age specified in Allstate's director retirement policy	N/A
Shareholder Feedback	Feedback received from shareholders, including support received during the most recent annual shareholder meeting	page 42



Board Oversight
Key Areas of Risk Oversight



Climate | Strategy | Political Engagement

Cybersecurity | **Risk and Return Management** | Compensation

Human Capital Management

The Board has primary responsibility for risk oversight. This includes oversight of Allstate's Enterprise Risk and Return Management ("ERRM"), which applies risk-return principles, modeling and analytics, governance, and transparent management dialogue for the company's significant risk and return priorities. Risks are regularly identified, measured, managed, and reported and risk and return perspectives are shared with the Board across six risk types: financial, insurance, investment, operational, strategic execution, and culture. The chief risk officer's assessment of Allstate's current risk position and alignment with risk and return principles is reviewed throughout the year, including risks associated with culture, climate, strategy, succession planning, political process, human capital, compensation and cybersecurity.

See page 60 for additional detailed information about governance and oversight of ESG. ▶

NEW **What's New**

Allstate's Societal Engagement Framework helps the Board evaluate, prepare for and act on societal issues important to the company.

🛡 Strategy

The Board provides oversight on the development and implementation of Allstate's strategic plans and associated risks. The full Board oversees strategy and enterprise risk and Board committees have additional oversight of various aspects of Allstate's strategy.

Strategy is discussed at each regular Board meeting and presentations are provided by management on specific strategic initiatives and topics such as short- and long-term strategic and operational plans, capital utilization, investment returns, acquisitions and divestitures, capital market transactions and strategic ESG priorities. Management reviews with the Board Allstate's overall corporate strategy and key strategic risks and returns, which are assessed by the chief risk officer annually.

Throughout 2022, the Board engaged on an ongoing basis with management on the execution of the Transformative Growth strategy and progress towards achieving each of the various components of the strategic and annual operating plans.

🛡 Political Engagement

Allstate engages in public policy advocacy at the state and federal levels to foster market innovation, protect consumers, promote safety and security, ensure a healthy regulatory system, and promote fiscal responsibility.

Allstate is regulated in all 50 states, Canada and at the federal level on many aspects of its business, including insurance pricing, claims practices, customer communications, privacy, sales practices, underwriting standards, investments and capital. As a result, it must participate in public policy issues to achieve Our Shared Purpose, including serving customers and generating attractive returns for shareholders. The scope of issues includes innovative products and services through the use of telematics auto insurance pricing, Arity, Allstate Protection Plans, Allstate Identity Protection and Avail (car sharing).

Allstate participates in political activities through direct and indirect advocacy, corporate political contributions and Allstate's political action committee. **Allstate contributes less than $1,000,000 annually in corporate funds to political organizations**, including federal, state and local candidates and committees, in comparison to total revenues of $51.4 billion (less than 0.002% of total revenue). The types of expenditures are consistent from year to year.

The chief risk officer conducts an annual risk and return assessment of Allstate's political activities for the Board to ensure there is appropriate oversight and management of corporate political engagement. In addition, the Board's nominating, governance and social responsibility committee provides oversight of Allstate's political contributions and activities, including in a joint session with the Board.

Chief Risk Officer's Assessment

The chief risk officer's assessment approach is based on *Principles and Guidance for Responsible Corporate Political Engagement* published by Transparency International UK. The political activities and associated risks identified by Transparency International UK were expanded to address Allstate's specific activities and risk profile. These political activities were grouped for assessment as follows: i) political expenditures, ii) lobbying, iii) trade associations, social welfare groups and research organizations, iv) state-based regulatory and legislation management, v) political activities in the workplace and vi) disclosure.

The chief risk officer's assessment concluded the following:

1. **Strong governance is in place to provide transparency and promote dialogue around advocacy priorities and initiatives**
2. **Allstate's political engagement risk profile and control framework remain stable versus prior year**
3. **Reputation risk remains moderate and while numerous controls exist to limit exposure, a single candidate or organization could create negative publicity and market perception**
4. **Lack of engagement would increase the likelihood of unfavorable legislation and policies, resulting in adverse business outcomes.**

Cybersecurity

The Board focuses on Allstate's security and data privacy programs, recognizing that the quality and functionality of these programs affects reputation and customer trust. Allstate's strategy revolves around protecting customers, and customers must feel that their personal data is safe.

Accordingly, the Board prioritizes its responsibility to oversee data protection efforts, including policies and systems designed to prevent and, if necessary, respond to cyber threats. The Board also oversees the company's information security program, which is designed to protect and preserve the confidentiality, integrity and continued availability of all information owned by, or in the care of, the company. This program includes a cyber incident response plan that provides controls and procedures for timely and accurate reporting of any material cybersecurity incident. Allstate is continually enhancing information security capabilities in order to protect against emerging threats, detect system compromise and recover should a cyber-attack or unauthorized access occur.

The cybersecurity program is regularly reviewed and tested by Allstate's internal audit function with quarterly status reports provided to the audit committee and the full Board. **The audit committee receives semi-annual reports from its independent cybersecurity advisor.**

Cybersecurity Governance Best Practices

- ✔ Utilizes an independent cybersecurity advisor reporting to the audit committee to provide objective assessments of Allstate's capabilities and to conduct advanced attack simulations
- ✔ Crisis simulations to prepare senior leaders to respond to a cyber attack
- ✔ Audit committee charter directs the Board's data privacy oversight efforts
- ✔ Cross-functional approach to overseeing and addressing cybersecurity risk, with input from technology, risk, legal, and audit functions

Climate

Climate change is one of the most critical challenges today as it threatens customers, businesses and communities. In addition to developing products and services that address climate change and the transition to a lower-carbon future, senior management works with the Board to identify, measure, manage and monitor climate risks, including those presented by severe weather, increased natural catastrophes, related policy shifts and the development of new technology.

Allstate's business viability depends on effectively modeling, pricing and managing climate-related risks, as well as meeting the needs that result from a changing climate and a changing society. Climate risks are managed within our ERRM framework and evaluated across six key categories: strategic, insurance, financial, investment, operational and cultural risk. The Board regularly hears from Allstate's chief risk officer about climate change risks and reviewed climate risk at two meetings in 2022.

Climate Risk Management

Climate risks are managed within Allstate's integrated ERRM framework, which applies risk-return principles, modeling and analytics, governance and transparent dialogue to understand the company's highest-priority risks.

Risk Identification

- Insurance risk: An increase in severe weather events has increased customers' potential homeowners losses, requiring risk management actions such as changes in pricing, product coverages, geography, underwriting practices and reinsurance utilization.
- Investment risk: Allstate's investment process reflects some of the same climate risk considerations as the company's insurance underwriting process. Potential environmental and severe weather risks are considered when making investments and limiting exposure to sectors with higher climate risk. ESG considerations and climate-specific metrics are included in asset management decisions.
- Reputational risk: Climate change is important to customers and other key stakeholders, and we collaborate through external partnerships and public engagements.

Risk Mitigation

- The Actuaries Climate Index (ACI) measures extreme weather and sea level increases through quarterly updates. The Catastrophe Modeling and Analytics team monitors state-specific risks and competitors' actions and partners with the Investments team to model mortgage and real estate portfolios. The outcome of the assessment are incorporated into decision-making to balance risk and return.

Risk Assessments

- Allstate's Catastrophe Modeling and Analytics team and pricing groups assess climate change information and establish pricing, underwriting, concentration and coverage standards. The team uses information from the Intergovernmental Panel on Climate Change (IPCC), the U.S. Global Change Research Program (USGCRP) and the ACI, all of which conduct robust reviews and provide objective measures to provide decision makers with balanced information. The Responsible Investing Committee and the Investments Risk Committee assess investments for potential short- and long- term exposures to climate change.

Risk Monitoring and Reporting

- Through Sustainability, TCFD and Climate Disclosure Project reports, Allstate reports on progress in mitigating climate change. We also continue to apply emerging data science to risk assessment, including exploring partnerships with startups that specialize in forward-looking climate modeling. In 2022, Allstate publicly disclosed science-aligned targets to reduce Scope 1 and 2 emissions and Scope 3 financed emissions.

Compensation

Compensation policies and practices are structured to reward employees for successfully executing the company's strategies and annual operating plans while adhering to risk and return principles.

The compensation and human capital committee concluded the compensation plans are structured to ensure management does not take unnecessary or excessive risk based on assessments from the committee's independent advisor and chief risk officer. Allstate's compensation policies ensure balance of risk and return, while minimizing risks that could have a material adverse effect on Allstate.

- Compensation plans balance annual and long-term incentives that align with short- and long-term business goals. No one, regardless of eligibility, is guaranteed an award under the annual cash incentive program.
- Multiple performance measures are utilized that correlate with shareholder value creation and diversify the risk associated with any single performance indicator. In addition, the annual incentive program contains a funding adjustment for senior executives in the event of a net loss, which reduces the corporate pool funding for those officers by 50% of actual performance. Likewise, for the performance stock award program, the compensation and human capital committee requires positive net income in order for executives to earn PSAs for Average Performance Net Income ROE above target.
- Equity awards and annual cash incentive awards are subject to a clawback policy, which provides for the recovery of certain equity awards and annual cash incentive awards to executive officers and other executive vice presidents. If performance results are later subject to a downward adjustment as a result of a material financial restatement, irrespective of cause, then the paid awards are recalculated with revised results with the compensation overpayment subject to clawback. The clawback policy also provides for recovery of equity and annual cash incentive awards in certain circumstances if an executive is terminated for improper conduct that leads to a material adverse impact on the reputation of, or a material adverse economic consequence for, the company.

Board Role in Setting Compensation

The compensation and human capital committee makes recommendations to the Board on compensation for the CEO and executive officers and the structure of plans used for executive officers. The compensation and human capital committee reviews the executive compensation program throughout the year with the assistance of an independent compensation consultant, Pay Governance. Pay Governance's responsibilities include:

- benchmarking Allstate's plans and compensation relative to the market,
- evaluating changes to the executive compensation program, and
- assessing Allstate's executive compensation design, peer group selection, relative pay for performance, and total direct compensation for individual senior executive positions.

The compensation and human capital committee annually evaluates the compensation consultant's performance and independence.

The compensation and human capital committee grants all equity awards to individuals designated as executive officers for purposes of Section 16 of the Securities Exchange Act of 1934 or covered employees as defined in Internal Revenue Code Section 162(m). The compensation and human capital committee has authority to grant equity awards to eligible employees in accordance with the terms of our 2019 Equity Incentive Plan. The Board has delegated limited authority to the CEO and the CHRO to grant equity awards to non-executive officers. All awards granted between compensation and human capital committee meetings are reported at the next meeting. The compensation consultant also provides the nominating, governance and social responsibility committee with competitive information on director compensation.

 ## Human Capital Management

The Board engages in an ongoing review of human capital management practices since they are vital to Allstate's continued success. This includes overall organizational health and practices, such as recruitment, development, and retention as well as progress against the company's inclusive diversity and equity (IDE) strategy and goals.

Inclusive Diversity and Equity

IDE is a core value in Allstate's Shared Purpose. In furtherance of the goal to be a differentiated IDE leader, Allstate launched a multi-year IDE strategy that is overseen by the Board. **The Board reviewed IDE topics at multiple meetings in 2022, including a presentation by an outside speaker on IDE priorities and opportunities, leading to effective oversight of this important initiative.**

Pay Equity Analysis

✔ As part of Allstate's commitment to fair and equitable compensation practices, an internal pay equity analysis is completed on an annual basis.

✔ **For the fourth year in a row, Allstate engaged an outside firm to provide a detailed pay equity analysis to identify potential pay gaps across substantially similar employee groups and identify policies, practices or systematic issues that may contribute to pay gaps now or over time.**

✔ The external analysis found that Allstate's results compare well to benchmarks for companies of similar size and scope. In the few employee groups where pay gaps were identified, these gaps were remediated and policies were established to ensure pay equity continues in the future.

Board Role in Reviewing Culture

At Allstate, we believe that a purpose driven company must be powered by purpose driven people.

Culture is defined as a self-sustaining system of shared values, priorities and principles that shape beliefs, drive behaviors and influence decision making within an organization.

At Allstate, we are focusing on how we recruit, retain, develop and engage employees. Organizational culture is included as a key risk category and is monitored and measured by management's ERRM framework and overseen by the Board. This "tone at the top" message ensures that management is held accountable for its implementation and maintenance of high ethical standards and protecting Allstate's reputation, assets and business. By including culture as a key risk category, the Board is able to review culture at a granular level. The Board reviewed organizational culture at two meetings in 2022.

Board Role in Succession Planning

The Board's involvement in leadership development and succession planning is systematic and ongoing. Management succession is discussed four times annually in compensation and human capital committee meetings, Board meetings, and executive sessions. Discussions cover the CEO and other senior executive roles. The Board also has regular and direct exposure to senior leadership and high-potential officers in meetings held throughout the year.

Board Reviews Management Leadership Succession Planning Continuously throughout the Year



April — CEO Succession

Topic:
CEO succession planning

Primary Focus:
- Internal succession alternatives across multiple time periods – immediate, less than 2 years, and 3-5 years
- Alternatives are evaluated under different strategic and operating scenarios

July — Talent Development

Topic:
Organizational health and pay fairness analyses – how the organization recruits, develops and retains people, including its inclusive diversity and equity commitments

Primary Focus:
- Systematic approach to talent acquisition, development, and retention

November — Scenario Planning

Topic:
CEO and senior leadership scenario succession planning

Primary Focus:
- Board dialogue in advance of unexpected succession issues

September — Key Leader Succession

Topic:
Senior leadership succession alternatives

Primary Focus:
- Key leader development and retention

Risk Management Program and Board Oversight

The Board oversees Enterprise Risk and Return Management ("ERRM"), including management's design and implementation of ERRM practices. ERRM applies risk-return principles, modeling and analytics, governance, and transparent management dialogue to understand the company's highest-priority risks. The chief risk officer's assessment of Allstate's current risk position and alignment with risk and return principles is reviewed throughout the year, including reviews of compensation programs and political engagement. Significant risks, including those affected by climate change, financial markets, cybersecurity and privacy threats, are regularly identified, measured, managed, and reported.

Comprehensive Risk Management Oversight

ERRM governance includes Board oversight, an executive management committee, and chief risk officers that oversee various areas of Allstate.



The Board has overall responsibility for oversight of Allstate's ERRM program, including management's design and implementation of the ERRM framework. Oversight is supported by the audit and risk and return committees. The audit committee oversees the effectiveness of internal controls over financial reporting, disclosure controls, and procedures, as well as management's risk control framework and cybersecurity program. The risk and return committee oversees the effectiveness of the ERRM program, governance structure and risk-related decision-making, while focusing on the company's aggregate risk profile.

For further information on the risk oversight responsibilities of each committee, see page 40.

The Enterprise Risk and Return Council ("ERRC") directs ERRM activities by establishing risk and return targets, determining economic capital levels, and monitoring integrated strategies and actions from an enterprise risk and return perspective. The ERRC consists of Allstate's Chief Executive Officer, CRO, CFO, Market-Facing Business leaders, and other senior leaders.

Business unit chief risk officers report into the ERRM team, fostering a culture of collaboration, efficiency, and cross-functional dialogue regarding risks and opportunities.

Various management committees work with the ERRC to direct ERRM activities, including the Operating Committee, the Operational Risk and Return Council, the Information Security Council, the ESG Steering Committee, liability governance committees, and investment committees.

Risk and return perspectives are shared with the Board across six risk types					
Financial	Insurance	Investment	Operational	Strategic Execution	Culture

The key risk areas overseen by each Board committee are included below.

Board of Directors Overall accountability of Allstate's enterprise risk and return management; reviews at least twice a year

Risk and Return Committee

Reviews risk and return at least five times annually

- Oversees the effectiveness of Allstate's ERRM framework, governance structure and decision making
  - Reviewed through a quarterly risk summary report that identifies key risks, measurement of the risk profile, and alignment with risk and return principles
  - Includes a review of the chief risk officer's assessment of strategic and operating plans
- Reviews regulatory Own Risk and Solvency Assessment ("ORSA") report
- Reviews Allstate's culture
- The audit committee chair is a risk and return committee member to enhance cross-committee communication
- The chief risk officer attends all meetings and has regular executive sessions with the committee
- The chief audit executive attends all meetings
- Reviews risk factors included in the Form 10-K, including risks related to climate change and severe weather
- Assessed risks associated with special topics, including economic capital, inflation, and climate change

REPORTS FROM

- Chief risk officer
- Chief financial officer
- Chief audit executive
- Other internal subject matter experts

Audit Committee

Reviews risk at least four times annually

- Oversees Allstate's internal controls related to key risks and the major financial risk exposures
  - Reported through a semi-annual risk control dashboard
- Reviews risk factors included in the Form 10-K
- Reviewed the risk framework and internal audit approach related to Transformative Growth
- The chief risk officer attends all meetings
- Reviews the independence and performance of the company's registered public accounting firm on an annual basis
- The chief audit executive attends all meetings and has regular executive sessions with the committee
- The risk and return committee chair is an audit committee member to enhance cross-committee communication
- Conducts quarterly reviews to oversee the efficacy of cybersecurity risk initiatives and related policies and procedures
  - Utilizes an external, independent cybersecurity advisor

REPORTS FROM

- Chief risk officer
- Chief financial officer
- Chief audit executive
- Chief information security officer
- External, independent cybersecurity advisor
- Other outside experts

Compensation and Human Capital Committee

Reviews risk and return at least once annually

- Oversees executive compensation programs (including the design, performance measures and ranges in incentive plans)
  - Includes a review of the chief risk officer's assessment of incentive compensation programs
- Reviewed progress on Transformative Growth and the IDE strategy and determined impact on the annual incentive program
- Oversees talent development and senior executive succession planning to ensure they appropriately align with Allstate's risk and return principles
- Oversight responsibilities related to human capital management, including IDE, recruitment, leadership and development, turnover, retention, organizational health and pay equity
- Reviewed organizational transformation strategy

REPORTS FROM

- Independent compensation consultant
- Chief human resources officer
- Chief inclusive diversity and equity officer
- Chief risk officer

Nominating, Governance and Social Responsibility Committee

Reviews risk as needed

- Oversees director elections and corporate governance practices to ensure they appropriately align with Allstate's risk and return principles
- Considers Board composition on an ongoing basis to ensure the Board is composed of directors with skills and experiences that fit the company's business and strategies
- Oversees the company's significant ESG topics and its political contributions and activities
  - Reviewed the priorities and reporting related to Allstate's ESG strategy and progress
  - Includes a review of the chief risk officer's assessment of political activities and a periodic review of a report on ESG
- Recommended election of new director who brings specific skills and experience

REPORTS FROM

- External governance advisor
- Chairs of ESG Steering Committee
- Chief risk officer
- Other internal subject matter experts

Board Accountability



Shareholder Engagement

Allstate proactively engages with significant shareholders throughout the year. **Dialogue, transparency and responsiveness** are the cornerstones of our shareholder engagement program.

How We Engage

Direct engagement involves reaching out to Allstate's largest shareholders multiple times throughout the year. We also engage with proxy and other investor advisory firms that represent the interests of various shareholders.

Discussions with shareholders may include Allstate's Lead Director, Chair/CEO, chair of the compensation and human capital committee and other committee chairs or directors as necessary.

In 2022, Allstate engaged with shareholders representing approximately 36% of outstanding shares and provided opportunity for more robust dialogue and greater feedback, which was discussed at subsequent Board and committee meetings.

Four-Phase Engagement Cycle
Balanced-Transparent-Responsive

June-December After Annual Meeting	January-March Before Annual Meeting
• Discuss responses to vote results and new topics of interest for the upcoming year. • Discuss governance and compensation issues and potential responses. • Discuss ESG trends and investor expectations.	• Discuss shareholder proposals with proponents, on case-by-case basis. • Incorporate feedback from shareholder discussions into proxy statement and other disclosures.
• Shareholders vote on ballot items. • Provides forum for direct engagement among Board members, senior management, and shareholders. • A virtual annual meeting format provides advantages such as allowing Allstate to reach a broader base of shareholders that is not limited to just those who can travel, shareholders to submit questions both before and during the meeting, and a longer meeting time to address more shareholder questions.	• Follow up on previous conversations and discuss final Board decisions and reasoning. • Review vote proposals and solicit support for Board recommendations.
May Annual Meeting of Shareholders	April-May During Shareholder Voting

This input is reported to the nominating, governance and social responsibility committee, which in turn allocates specific issues to relevant Board committees for further consideration. Each Board committee reviews relevant feedback and determines if additional discussion or actions are necessary by the respective committee or full Board.

Shareholder Feedback Is Integrated Into Board Discussions and Decisions

WHAT WE HEARD DURING 2022 ENGAGEMENT

WHAT WE HAVE DONE IN RESPONSE

Strategy.
Investors want to understand how inflation has affected strategy and results.

Investors believe that company boards and management should be focused on strategies that most lead to sustained value creation.

Allstate is successfully implementing a comprehensive auto insurance profit improvement plan as loss cost inflation has reduced margins. Increased Board time was spent overseeing management's actions to improve profitability.

The company's progress on Transformative Growth was discussed at every Board meeting.

A Societal Engagement Framework is used to evaluate, prepare and communicate Allstate's participation on issues that drive sustainable value creation, including goals that are directly tied to our business strategy and Our Shared Purpose.

Environment.
Investors want expanded disclosures on climate risk exposure and opportunities to mitigate risk.

Investors increasingly expect companies to develop net zero commitments.

Climate-related disclosures in the proxy statement were expanded. Allstate's TCFD report was enhanced to incorporate the goal-setting work that is underway. An Environmental, Social and Governance Summary Report was published which further describes climate goals.

Allstate announced its commitment to achieve net zero emissions for direct, indirect and value-chain greenhouse gas emissions by 2030. By the end of 2025, Allstate will establish a goal for financed emissions.

Climate strategy and risk was reviewed with the Board over multiple meetings.

Human Capital.
Investors want to understand how companies are addressing employee turnover and encouraging employee retention and development.

While investors are supportive of diversity and inclusion metrics in compensation programs, they want to ensure the metrics include criteria that can be measured.

The company is using analytics to align skills to highest priority issues, focus talent development and deploy talent efficiently to further enable the Transformative Growth strategy.

Allstate is executing a comprehensive multi-year Inclusive Diversity and Equity strategy to accelerate the pace of change for diversity across the enterprise.

An Inclusive Diversity and Equity component was integrated into the annual incentive plan and includes specific, quantifiable goals that are reviewed by the Board.

Board Composition.
Investors are focused on whether companies have the right skills, experience and diversity on boards to advance and oversee corporate strategy and related risks.

Investors are interested in how oversight ESG-related responsibilities are effectively covered among Board committees.

Three new Board members were added within the last three years, each bringing specific experience and skills sets to help oversee the key components of Allstate's business strategy.

Director skills and capabilities were reviewed during the annual evaluation process.

Allstate's Board has overall oversight of ESG and each committee has clear responsibilities over specific areas of ESG. The Board receives updates at each regular meeting.

Strong Governance Practices Enhance Shareholder Rights

Allstate has also enhanced its governance practices over time to serve the best interests of its shareholders. Shareholder rights include annual election of directors with a majority vote standard, proxy access rights, no shareholder rights plan ("poison pill"), no supermajority vote provisions, confidential voting, and right to call a special meeting and request action by written consent.

Stakeholder Input and Responsiveness

Allstate continually seeks stakeholder input to meet its obligation as a corporate citizen. In addition to shareholders, we regularly engage with customers and consumers, employees, Allstate agents, nongovernmental organizations, opinion leaders, policymakers and suppliers. Feedback is collected across these stakeholder groups, key topics are identified, and strategies are developed to address gaps. There are also stakeholder-specific avenues for engagement.



We survey customers, consumers, Allstate agents and employees every quarter

Allstate partners with The RepTrak Co., a global research firm, to study how stakeholders perceive the company

Shareholders, shareholder advisors/agents and opinion leaders are surveyed each year

Non-governmental organizations and policymakers are surveyed every two years

Allstate focuses on serving customers, generating attractive shareholder returns, providing opportunities to employees and agents, and improving communities

Allstate's Societal Engagement Framework

We use a Societal Engagement Framework to evaluate, prepare and communicate to stakeholders Allstate's participation in societal issues.

Allstate's participation is segmented into three response categories:

Criteria to Evaluate Potential Societal Issues



Values
- Advances Our Shared Purpose
- Empower customers with protection
- Serve customers, returns for shareholders, opportunity for teams, improve communities
- Aligns with our values (integrity, IDE, collective success)

Business
- Impacts customer value proposition
- Relevant expertise
- Agency and ability to drive change
- Opportunity and risk

Lead
Issues in the Lead category are strongly aligned with the criteria

Support or Low Engagement
Allstate evaluated over 100 potential issues, which fall in the Support or Low Engagement response category

Lead
Strongly aligns with criteria; unique ability to address through action with manageable risk
- Take strong position across stakeholders that positions Allstate as a leader

Support
Partially aligns with criteria; some ability to impact with manageable to moderate risk
- Communicate to stakeholders as appropriate

Support/Low Engagement
Limited alignment with criteria; moderate to high risk and negligible opportunity benefit
- Do not take public position, but continue to monitor and assess

Three societal issues are in the Lead category: Climate, Data Privacy and Equity

More Information

You can learn more about Allstate's corporate governance by visiting www.allstateinvestors.com, where you will find our Corporate Governance Guidelines, each standing committee charter, and Director Independence Standards. Allstate has adopted a comprehensive Global Code of Business Conduct that applies to the CEO, CFO, controller, and other senior financial and executive officers, as well as the Board of Directors and other employees. It is also available at www.allstateinvestors.com. Each of the above documents is available in print upon written request to the Office of the Secretary, The Allstate Corporation, 3100 Sanders Road, Northbrook, IL 60062, or by email request to invrel@allstate.com.

Communication with the Board

The Board has established a process to facilitate communication by shareholders and other interested parties with directors as a group. The chief legal officer and general counsel reports regularly to the nominating, governance and social responsibility committee on all correspondence received that, in her opinion, involves functions of the Board or its committees or that merits Board attention. Items that are unrelated to the duties and responsibilities of the Board are not forwarded, such as: business solicitations or advertisements; product related inquiries; junk mail or mass mailings; resumes or other job-related inquiries; or spam and overtly hostile, threatening, potentially illegal or similarly unsuitable communications. Activity on social media is also monitored and reported to the nominating, governance and social responsibility committee.

The Allstate Board welcomes your input on compensation, governance, and other matters.

 directors@allstate.com

 The Allstate Corporation, Nominating, Governance and Social Responsibility Committee, 3100 Sanders Road, Northbrook, IL 60062, c/o General Counsel

In addition, the audit committee has established procedures for the receipt, retention, and treatment of any complaints about accounting, internal accounting controls, or auditing matters. To report any issue relating to The Allstate Corporation (including Allstate Insurance Company and its affiliates) accounting, accounting controls, financial reporting or auditing practices, you may contact the company by mail, telephone or email. Telephone contacts may be kept confidential at your request.

By mail:
The Allstate Corporation,
Audit Committee
3100 Sanders Road, Northbrook, IL
60062 c/o General Counsel

By phone:
Allstate i-Report Line: 1-800-706-9855

By email:
auditcommittee2@allstate.com

The communication process and the methods to communicate with directors are posted on the "Governance Overview" section of www.allstateinvestors.com.

Board Structure



5

Board Leadership

Currently, our Board leadership structure consists of an independent Lead Director, a Chair (who is also our CEO) and strong committee chairs. The Board believes that this structure provides independent Board leadership and engagement while providing the benefit of having our CEO, the individual with primary responsibility for managing the company's day-to-day operations, chair regular Board meetings as key business and strategic issues are discussed.

The independent directors have the ability to separate the roles of Chair and CEO if it is in the best interests of Allstate and its shareholders, and did so during a CEO transition in 2007. When making this determination, the independent directors consider the recommendation of the nominating, governance and social responsibility committee, the current circumstances at Allstate, skills and experience of the individuals involved, and leadership composition of the Board.

The Board regularly reviews its leadership structure and thoroughly evaluated whether to combine or to split the chair and CEO roles. The independent directors have determined Allstate is well served by having Mr. Wilson hold the roles of Chair and CEO. Mr. Wilson has more than 28 years of insurance industry experience, has extensive company knowledge, has demonstrated successful leadership of external boards and provides excellent leadership and direction for both management and the Board. He is highly qualified to lead discussions of the Board and is in the best position to facilitate the flow of business information and communications between the Board and management. The Board has strong independent oversight with Allstate's independent Lead Director and 11 of 12 directors being independent. The Board evaluates this structure annually.

Independent Lead Director

Allstate's Board believes that a strong Lead Director role with clearly defined responsibilities provides an effective independent management oversight. A strong Lead Director role has been in place for over twelve years and the roles and responsibilities have been enhanced over time based on shareholder and other feedback. Allstate's Corporate Governance Guidelines describe the responsibilities of the Lead Director and the selection process, including the characteristics that the Board considers important in a Lead Director.

The Lead Director is elected annually by the independent directors, and it is expected that the Lead Director serve three to five years.



Gregg Sherrill
Current Lead Director

Mr. Sherrill was named independent Lead Director in May 2021. As a director at Allstate since 2017, Mr. Sherrill has served on the audit and nominating, governance and social responsibility committees. During his tenure on Allstate's Board, he has cultivated an expansive knowledge of Allstate through transformative growth, strategic advances, operational and organizational changes, and an evolving external environment. His leadership, knowledge and experience balances the perspectives of both the longer-tenured Board members and newer directors.

Considerations in Selecting Current Lead Director

The independent directors consider several factors, including the director's corporate governance expertise, operational and leadership experience, board service and tenure, integrity, and ability to meet the required time commitment. It is preferable that the Lead Director hold a previous position as chair of a board committee, either at Allstate or another company. In 2021, Mr. Sherrill was chosen by the independent directors as he exemplified these characteristics. He has significant board leadership experience, including as former chairman of Tenneco and former chair of the organization and executive compensation committee of Snap-On. The independent directors believe that Mr. Sherrill is exceptionally well-qualified to serve as Allstate's independent lead director.

Independent Lead Director Responsibilities

Board Meetings and Executive Sessions
- Has the authority to call meetings of the independent directors
- Approves meeting agendas and schedules and information sent to the Board to ensure there is sufficient time for discussion of all items and that directors have the information necessary to perform their duties
- Chairs executive sessions of independent directors at every Board meeting
- Presides at all Board meetings when the Chair is not present

Duties to the Board
- Has regular communications with the CEO about Allstate's strategy and performance
- Performs additional duties designated by the independent directors

CEO Performance Evaluation
- Facilitates and communicates the Board's performance evaluation of the Chair and CEO with the chair of the compensation and human capital committee

Succession Plans
- Facilitates the development of a succession plan for the Chair and CEO

Communication Between Chair and Independent Directors
- Serves as liaison between the Chair and independent directors
- Consults with the Chair and discusses items raised in executive sessions

Communication with Shareholders
- Communicates with significant shareholders and other stakeholders on matters involving broad corporate policies and practices, when appropriate

Committee Involvement
- Works with the Chair and committee chairs to ensure coordinated coverage of Board responsibilities and ensures effective functioning of all committees
- Ensures the implementation of a committee self-evaluation process and regular committee reports to the Board

Board and Individual Director Evaluations
- Participates in the evaluation of individual director, Board and committee performance with the chair of the nominating, governance and social responsibility committee and the Chair

Allstate's Chair and CEO provides excellent leadership and direction for both management and the Board. The Lead Director is empowered with and exercises, robust, well-defined duties. The Board is composed of experienced and committed independent directors that provide objective independent Board leadership and effectively engage and oversee management. The Board committees have objective, experienced chairs and members.

Chair of the Board

Purpose: Serves as the primary voice to articulate Allstate's long-term strategic priorities, performance and operating results, as well as ensures management is effectively providing the proper information and analysis to the Board to facilitate effective oversight. Significant dialogue with stakeholders on governance, strategy and operating performance facilitates Board effectiveness.

Independent Lead Director

Purpose: Serves as a liaison between the Chair and the independent directors to provide a supplemental channel of communication. Collaborates with Chair/CEO on Board meeting agendas, effectiveness, planning matters, and other related topics of management oversight.

Board of Directors

Purpose: Provide objective oversight of management, review the CEO's performance and succession planning, and approve CEO compensation. Oversee Allstate's strategy, operating performance, and sustainable value creation.

Audit Committee	Compensation and Human Capital Committee	Nominating, Governance and Social Responsibility Committee	Risk and Return Committee
Purpose: Assists the Board in fulfilling its oversight responsibilities related to the integrity of the company's financial statements, enterprise risk, ethics and compliance programs, internal audit and internal control functions and independent registered public accountant.	**Purpose:** Assists the Board in fulfilling its oversight responsibilities related to the compensation of the CEO and the selection and compensation of the other executive officers, administration of the company's compensation plans and review of the company's human capital practices.	**Purpose:** Assists the Board in fulfilling its oversight responsibilities related to director elections, committee composition, identification of director candidates, director evaluation processes and results, environmental, social and governance priorities, and other corporate governance matters and policies.	**Purpose:** Assists the Board in fulfilling its oversight responsibilities related to the identification, evaluation and mitigation of risks inherent in the company's business, strategy, capital structure, and operating plans.

Executive Committee

The Board has an Executive Committee made up of the Lead Director, committee chairs and Board Chair. The Executive Committee is chaired by Mr. Wilson and has the powers of the Board in the management of Allstate's business affairs to the extent permitted under the bylaws, excluding any powers granted by the Board to any other committee of the Board. In addition, the Executive Committee provides Board oversight if outside the scope of established committees or if an accelerated process is necessary. No meetings of the Executive Committee were necessary in 2022.

The Allstate Corporation Board of Directors



Gregg Sherrill,
Independent
Lead Director



Thomas J. Wilson,
Chair

Meetings in 2022: 6

- The company's progress on the Transformative Growth strategy was discussed at every Board meeting, including three days in October to focus on strategy.

- The Board discussed Allstate's environmental, social and governance strategy and progress at multiple meetings, including climate strategy.

- Succession planning and inclusive diversity and equity were each discussed at multiple meetings.

Robust Role for Independent Committee Chairs

Each of the committee chairs approves meeting agendas and reviews committee materials. Prior to each meeting, each committee chair has a conversation with the Board Chair and CEO and relevant operating executives. The committee chairs discuss meeting materials and agendas in advance of each meeting, which fosters independence and successful execution of each committee's responsibilities.

Highly Independent Board

Eleven out of twelve directors on the Board are independent. Each director has input into Board and committee meeting schedules, agendas and materials. In addition, directors are provided opportunities throughout the year for independent discussion and reflection. The directors hold executive sessions without management present at every regular Board and committee meeting.

Management Participation in Committee Meetings

Key members of management regularly attend and participate in Board meetings. Regular attendees include the CEO, CFO, chief legal officer and general counsel, presidents of Property-Liability, Protection Services, and Investments and corporate strategy, and chief risk officer. Other senior leaders attend as meeting topics warrant. In addition, senior leadership also participates in committee meetings.

"Over the past year, we discussed Transformative Growth progress and other key strategic priorities at every meeting. We reviewed key senior leadership changes and oversaw the implementation of a comprehensive three-year strategy to accelerate the pace of change for diversity across the enterprise. We also added a new Board member who brings valuable skills and experience to further support oversight of Allstate's strategic initiatives."

— Gregg M. Sherrill, Independent Lead Director

Use of Independent Advisors

Each committee operates under a written charter and has the ability to hire third-party advisors. Outside experts such as independent auditors, compensation consultants, governance specialists, cybersecurity experts, board search firm representatives, and financial advisors attend meetings to provide directors with additional information on issues.

In 2022, outside firms were engaged to provide independent assessments of Allstate's compensation practices, financial results, Board composition, pay equity practices and cybersecurity program.

Board Attendance

99%
Average attendance of directors as a group at Board and committee meetings during 2022

33
Board and committee meetings in 2022

Directors are expected to attend Board and committee meetings and the annual meeting of shareholders. During 2022, each director attended at least 75% of the combined Board meetings and meetings of committees of which he or she was a member. Ten of the eleven directors who stood for election at the 2022 annual meeting of shareholders attended the annual meeting. One director was unable to attend due to a prior professional obligation.



A

Audit Committee

Report, pg. 111

Meetings in 2022: 9

Chair: Kermit R. Crawford

Other Members:
Donald E. Brown
Siddharth N. Mehta
Jacques Perold

"We discussed internal audit advisory engagements on Transformative Growth initiatives and reviewed internal controls and compliance. Data privacy and cybersecurity continued to be areas of focus and we engaged an independent cybersecurity advisor for the seventh year in a row."

— **Kermit R. Crawford, Chair**

Key Responsibilities:
- Oversees integrity of financial statements and other financial information and disclosures
- Oversees the system of internal control over accounting and financial reporting and disclosure controls and procedures
- Reviews the enterprise risk control assessment and guidelines, including cybersecurity and data privacy risk and the major financial risk exposures and management's steps to monitor and control those risks
- Oversees the ethics and compliance program and compliance with legal and regulatory requirements
- Appoints, retains, and oversees the independent registered public accountant, and evaluates its qualifications, performance and independence
- Evaluates retaining an independent cybersecurity advisor
- Oversees Allstate's internal audit function
- Oversees Allstate's data privacy programs
- Has authority to engage independent counsel and other advisors to carry out its duties

Management Participation in Committee Meetings

The CFO, chief audit executive, chief compliance executive, chief risk officer, CEO, chief legal officer and general counsel, and controller all actively participate in meetings. Senior business unit and technology executives, including the chief information security officer, are present when appropriate. Executive sessions of the committee, in which the committee meets privately with the independent registered public accountant, independent cybersecurity advisor, chief audit executive, and chief compliance executive, are held at all regular meetings.

Independence and Audit Committee Financial Expert

The Board determined that all members of the audit committee are independent under the New York Stock Exchange ("NYSE") and Securities and Exchange Commission ("SEC") requirements, and that Messrs. Brown and Mehta are each an audit committee financial expert as defined under SEC rules.



C

Compensation and Human Capital Committee

Report, pg. 86

Meetings in 2022: 7

Chair: Perry M. Traquina

Other Members:
Richard T. Hume
Margaret M. Keane
Andrea Redmond
Judith A. Sprieser

"We discussed Allstate's human capital practices and organizational health, including progress against the three-year IDE strategy. We once again received an independent assessment of pay equity."

— **Perry M. Traquina, Chair**

Key Responsibilities:
- Oversees Allstate's executive compensation plans
- Selects and retains the committee's independent compensation consultant
- Assists the Board in determining all compensation elements of the executive officers, including the CEO
- Reviews the Compensation Discussion and Analysis and prepares the Compensation Committee Report in this proxy statement
- Reviews management succession plans, evaluation processes and organizational strength
- Conducts an annual review of the company's human capital management practices, organizational health, employee and agent survey data, company culture, diversity and inclusiveness, and pay equity
- Reviews CEO's performance in light of approved goals and objectives

Management Participation in Committee Meetings

The chief human resources officer, chief legal officer and general counsel, CFO, and CEO participate in meetings. The committee regularly meets in executive sessions with the independent compensation consultant or chief human resources officer.

- The chief human resources officer provides the committee with internal and external analyses of the structure of compensation programs. Throughout the year, the estimated and actual results under our incentive compensation plans are reviewed.
- The CFO discusses financial results relevant to incentive compensation, other financial measures, and accounting rules.
- The CEO advises on the alignment of incentive plan performance measures with strategy and the design of equity incentive awards. He also provides the committee with performance evaluations of senior executives and recommends merit increases and compensation awards.
- The chief legal officer and general counsel provides input on the legal and regulatory environment and corporate governance best practices and ensures the proxy materials accurately reflect the committee's actions.
- The chief risk officer reports annually on compensation plan alignment with Board-approved risk and return principles, and whether compensation outcomes were achieved within those principles.

N

Nominating, Governance and Social Responsibility Committee

Meetings in 2022: 5



Chair: Andrea Redmond

Other Members:
Donald E. Brown
Margaret M. Keane
Gregg M. Sherrill

"We continued our focus on the company's ESG initiatives and reporting frameworks and reviewed the Societal Engagement Framework to ensure effective communication of Allstate's participation on key issues important to our stakeholders."

— Andrea Redmond, Chair

Key Responsibilities:

- Recommends candidates for Board election and nominees for Board committees
- Recommends candidates for Lead Director and Chair
- Recommends criteria for selecting directors and the Lead Director, and determines director independence
- Reviews the Corporate Governance Guidelines and advises the Board on corporate governance issues
- Determines performance criteria and oversees the performance assessment of the Board, Board committees, and Lead Director
- Reviews Allstate's non-employee director compensation program
- Has authority to retain a director search firm and director compensation consultant
- Reviews priorities and reporting related to Allstate's ESG activities, including political contributions and sustainability initiatives

Management Participation in Committee Meetings

The CEO and chief legal officer and general counsel participate in meetings. The committee regularly meets in executive session without management present. The chief risk officer provides risk assessments on political contributions and activities. The chief legal officer and general counsel provides regular updates to the committee on ESG priorities.

R

Risk and Return Committee

Meetings in 2022: 6



Chair: Siddharth N. Mehta

Other Members:
Kermit R. Crawford
Richard T. Hume
Jacques Perold
Judith A. Sprieser
Perry M. Traquina

"In 2022, we reviewed significant risk and return assumptions on Allstate's strategic plans, including risks related to Transformative Growth, climate change, inflationary impacts and pricing regulation. We assessed the company's information security and data privacy practices to reduce exposure risk to customer information and meet consumer expectations."

— Siddharth N. Mehta, Chair

Key Responsibilities:

- Assists the Board in risk and return governance and oversight
- Reviews risk and return processes, policies, and guidelines used by management to evaluate, monitor, and manage enterprise risk and return
- Reviews Allstate's enterprise risk and return management function, including its performance, organization, practices, budgeting, and staffing
- Supports the audit committee in its oversight of risk assessment and management policies
- Has authority to retain outside advisors to assist in its duties
- Reviews extremely low frequency high severity scenarios ("ELFS") on an annual basis, including a periodic review of ELFS related to climate and weather-related risks

Management Participation in Committee Meetings

The chief risk officer, CFO, CEO, chief legal officer and general counsel, chief audit executive, chief technology officer and chief information security officer participate in meetings. The committee regularly meets in executive session, including sessions with the chief risk officer.

Director Compensation

Director Compensation Program

The director compensation program is designed to appropriately compensate non-employee directors for serving on the board of a large, complex, and highly regulated company and to align their interests with shareholders. The nominating, governance and social responsibility committee reviews non-employee director compensation annually. The following charts describe each component of our non-employee director compensation program for 2022.



NON-EMPLOYEE DIRECTOR

42%	58%

$125,000
Annual
Cash
Retainer[1]

$175,000
Annual Equity[2]

ADDITIONAL ANNUAL CASH RETAINERS[1]

$50,000
Lead Director

$30,000
Compensation and Human Capital Committee Chair

$35,000
Audit Committee Chair and Risk and Return Committee Chair

$20,000
Nominating, Governance and Social Responsibility Committee Chair

[1] Paid quarterly in advance on the first business day of January, April, July, and October. The retainer is prorated for a director who joins the Board during a quarter. Beginning in 2023, the additional annual cash retainer paid to the chair of the nominating, governance and social responsibility committee has been increased to $25,000.

[2] Directors are granted restricted stock units on June 1 equal in value to $175,000 divided by the closing price of a share of Allstate common stock on such grant date, rounded up to the nearest whole share.

Director Equity Compensation

- The Board believes that a meaningful portion of a director's compensation should be in the form of equity securities to create alignment with corporate performance and shareholder interests.
- Annual restricted stock units are granted under a fixed-value formula and in accordance with the shareholder approved 2017 Equity Compensation Plan for Non-Employee Directors. The aggregate grant date fair value of any award during a calendar year may not exceed $800,000.

Further Director Compensation Highlights

- Director total compensation, Lead Director and committee chair retainers, and equity grant practices are all benchmarked annually against insurance industry peer group and relevant compensation surveys to target total compensation at the median.
- No additional fees are paid for Board or committee meeting attendance.

Director Stock Ownership Guidelines

Each director is expected, within five years of joining the Board or within five years of an increase in annual cash retainer, if applicable, to accumulate an ownership position in Allstate common stock equal to six times the value of the cash retainer. Allstate's stock ownership requirements specify that Allstate shares owned personally and beneficially, as well as unvested restricted stock units, count toward meeting the requirement.

Each director has met the ownership guideline, except for Messrs. Brown and Hume, who joined the Board in 2020, and Ms. Turner, who joined the Board in 2023.

NEW **What's New**

Based on consultation with the independent compensation consultant and a competitive review of Allstate's non-employee director compensation program, beginning in 2022, the equity portion of director compensation was increased from $155,000 to $175,000. Additionally, in light of increased focus on ESG matters, beginning in 2023, the additional annual cash retainer paid to the chair of the nominating, governance and social responsibility committee has been increased to $25,000.

2022 Director Compensation

The following table summarizes the compensation for each of our non-employee directors who served as a member of the Board and its committees in 2022.

Name	Leadership Roles Held During 2022	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)
Donald E. Brown		125,000	175,110	300,110
Kermit R. Crawford	Audit Committee Chair	160,000	175,110	335,110
Michael L. Eskew	(retired in May 2022)	62,500	-	62,500
Richard T. Hume		125,000	175,110	300,110
Margaret M. Keane		125,000	175,110	300,110
Siddharth N. Mehta	Risk and Return Committee Chair	160,000	175,110	335,110
Jacques P. Perold		125,000	175,110	300,110
Andrea Redmond	Nominating, Governance and Social Responsibility Committee Chair	145,000	175,110	320,110
Gregg M. Sherrill	Lead Director	175,000	175,110	350,110
Judith A. Sprieser		125,000	175,110	300,110
Perry M. Traquina	Compensation and Human Capital Committee Chair	155,000	175,110	330,110

[1] Under the 2017 Equity Compensation Plan for Non-Employee Directors, directors may elect to receive Allstate common stock in lieu of cash compensation. In 2022, Ms. Keane and Messrs. Brown and Traquina each elected to receive 100% of their retainer in stock. Also, under Allstate's Deferred Compensation Plan for Non-Employee Directors, directors may elect to defer their retainers to an account that is credited or debited, as applicable, based on (a) the fair market value of, and dividends paid on, Allstate common shares (common share units); (b) an average interest rate calculated on 90-day dealer commercial paper; (c) S&P 500 Index, with dividends reinvested; or (d) a money market fund. No director has voting or investment powers in common share units, which are payable solely in cash. Subject to certain restrictions, amounts deferred under the plan, together with earnings thereon, may be transferred between accounts and are distributed after the director leaves the Board in a lump sum or over a period not in excess of ten years in accordance with the director's instructions. The accumulated amount of Allstate common share units as of December 30, 2022, for directors previously electing to defer their cash retainer, is reflected in the table below.

Amounts Deferred under Deferred Compensation Plan for Non-Employee Directors	Allstate Common Share Units (#)
Mr. Traquina	7,138

[2] Grant date fair value for restricted stock units granted in 2022 is based on the final closing price of Allstate common stock on the actual grant date, which in part also reflects the payment of expected future dividend equivalent rights. (See Note 19 to our audited financial statements for 2022). The final grant date closing price was $134.70. The values were computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Each restricted stock unit entitles the director to receive one share of Allstate common stock on the conversion date (see footnote 3).

[3] The following table provides outstanding restricted stock units as of December 30, 2022, for each director, except for Ms. Turner, who did not join the Board until January 2023. The value of the restricted stock units is based on the closing price of our common stock of $135.60 on December 30, 2022.

Name	Restricted Stock Units (#)	Value of Restricted Stock Units as of 12/31/22 ($)	Multiple of Annual Cash Retainer
Mr. Brown	3,443	466,871	4.8
Mr. Crawford	20,330	2,756,748	23.1
Mr. Eskew (retired in May 2022)	2,225	301,710	2.4
Mr. Hume	3,909	530,060	4.2
Ms. Keane	3,989	540,908	14.5
Mr. Mehta	13,533	1,835,075	18.2
Mr. Perold	12,454	1,688,762	13.5
Ms. Redmond	35,802	4,854,751	41.0
Mr. Sherrill	3,989	540,908	9.1
Ms. Sprieser	42,177	5,719,201	45.8
Mr. Traquina	11,013	1,493,363	14.2

Restricted stock unit awards granted before September 15, 2008, convert into common stock one year after termination of Board service. Restricted stock unit awards granted on or after September 15, 2008, and before June 1, 2016, convert into common stock upon termination of Board service. Restricted stock units granted on or after June 1, 2016, convert into common stock on the earlier of the third anniversary of the date of grant or upon termination of Board service. Directors had the option to defer the conversion of the restricted stock units granted on June 1, 2016, for ten years from the date of grant or the later of termination of Board service or June 1, 2024. The conversion of restricted stock units granted after June 1, 2016, may be deferred for ten years or until termination of Board service. In addition to the conversion periods described above, restricted stock units will convert upon death or disability. Each restricted stock unit includes a dividend equivalent right that entitles the director to receive a payment equal to regular cash dividends paid on Allstate common stock.

Sustainability at Allstate

Sustainability at Allstate means managing environmental, social and governance ("ESG") risks and opportunities to ensure long-term value creation for our shareholders, customers and employees. Sustainability is not new to Allstate and we have been leading with purpose and driving growth through our ESG ambition for decades. We integrate ESG considerations across the enterprise by embedding these principles into key efforts like the development of products and services, management of the company's investment portfolio and establishing net zero targets.

Our ESG Strategy

ESG issues are fundamentally connected to Allstate's business and providing products and services that are accessible, competitively priced, and mindful of environmental and social impacts are important to our strategy. A Societal Engagement Framework is used to focus on the prioritization of ESG issues and to help us evaluate, prepare for and act on issues where we have a unique ability to make meaningful impact. This framework allows us to align our values, business priorities and ESG actions. We further prioritize our efforts on ESG matters that are strongly aligned to our brand, business

and risk and return profile. Three ESG focus areas have been identified as most significant to Allstate and its stakeholders: Climate, Data Privacy, and Inclusive Diversity.

Allstate's ESG ambition is also centered around its strong sustainability performance. The company has a solid track record of corporate sustainability disclosure in alignment with relevant ESG reporting organizations and standards such as the Global Reporting Index (GRI), CDP (formerly the Carbon Disclosure Project), S&P's Corporate Sustainability Assessment (CSA), Sustainability Accounting Standards Board (SASB) and Task Force on Climate Related Financial Disclosures (TCFD).

We have prioritized three ESG issues in particular: Climate, Data Privacy, and Inclusive Diversity and Equity.

Climate change impacts customers and shareholders. Customers have been increasingly subject to more severe weather catastrophes. As a result, Allstate focuses on stronger building codes, adequate disaster response capabilities, and creating state-based insurance pools for risks not covered by private markets. The company has net zero commitments and is seeking additional return by investing in a transition to a lower-carbon economy.

Data privacy protects customers and is a growth opportunity. Allstate's ability to serve customers and earn appropriate returns is dependent on access to personal information. An industry-leading data privacy program and commitment to influencing public policy initiatives is critical to value creation.

Inclusive diversity and equity (IDE) practices foster a workplace culture that supports Our Shared Purpose. IDE is one of the three values in Our Shared Purpose. The breadth of differences at Allstate improves execution and agility. A multi-year IDE strategy positions the company to be a differentiated IDE leader.

Our ESG strategy supports long-term value creation

	Focusing on Our Important Topics...	...Leads to Value Creation
People 	We strive to develop and retain a workforce that mirrors the diversity of the customers and communities we serve. To build on this focus, we launched an IDE strategy with the goal to become a differentiated IDE leader among major corporations by striving to eliminate inequities in our business practices, culture and communities for all people.	Diversity enables business growth. Our collective differences, backgrounds, educations and cultures create an inclusive environment where diverse perspectives are encouraged and embraced. We work smarter, meet customer needs more effectively, share learnings better, and identify more innovative ideas when we utilize our individual characteristics, backgrounds, experiences and perspectives. The breadth of those differences makes us a stronger company, which in turn creates greater value for stakeholders.
Planet 	Climate change is one of the most critical challenges threatening customers, businesses and communities. Global warming has increased the frequency and severity of severe weather. This creates additional risks for customers and shareholders, but also offers opportunities to leverage Allstate's capabilities.	Allstate's business success depends on effectively modeling, pricing and managing climate-related risks, as well as meeting the needs that result from a changing climate and a changing society. Products and services are being developed that address climate change and the transition to a lower-carbon future and are also growing our suite of environmentally responsible products through the offering of ride-sharing, homeowner reimbursement, pay-per-mile auto insurance and technology that allows customers to more efficiently file claims. Strategic climate-related investments present potential opportunities to capture attractive returns over the long-term for shareholders. Allstate will look to be a leader in this area and is modifying investment strategies and capabilities to best position to capture additional risk-adjusted return from the transition to a lower carbon-based economy.
Prosperity 	Because of the products and services we provide, customers entrust Allstate with their data. Consumers have an expectation of privacy and security around that data. This creates both business opportunities and constraints as we work to safeguard consumer data while using that data to better serve our customers.	By carefully and responsibly handling data, Allstate maintains a strong reputation, fosters positive business relationships and creates shared value. Identity protection products are provided to millions of customers and help empower people with more control over their personal data, which in turn builds trust in the Allstate name. Data and analytics are also used in the business to better serve customers. We believe, in the future, companies will need to adopt a simplified approach to data privacy with consumer-friendly interactions and easy-to-read disclosures that follow a common, standardized framework to enhance choice and control for consumers. Allstate seeks to shape this future via thought leadership, public advocacy, and the launch of new capabilities that easily and automatically enable this for consumers.





Our Key ESG Priorities

 **People**

Human Capital

Allstate believes that its people are its greatest assets and enablers of a purpose-driven strategy. The integration of ESG principles in to human capital management is key to success. We have a robust set of plans, which advance an approach to hiring, retention, talent development, training, well-being and culture. Allstate strives to motivate its employees and harness their diverse perspectives through Our Shared Purpose and leading employment practices. We provide employees with training, mentoring and career development, and invest in providing rewarding professional growth and opportunities. At the core of it all is an unwavering commitment to shared Values, Behaviors and Operating Standards.

Our Human Capital Goals and Progress

Goals	2022 Progress
Regularly measure employee sentiment and maintain a highly engaged workforce	Achieved 81.6% engagement index score from Inspire Survey in 2022
Create a people first workplace improving employability for all team members	2022 global turnover was 20%, with the November and December months finishing below a 15% annualized number
Drive employee engagement, optimizing spans and layers to support organization health	December 2022 was span 7.3 (2023 target is 8.4); December 2022 layers was 11 (2023 is target 10)

Other Initiatives and Accomplishments

- At the start of the pandemic, we transitioned 95% of our workforce to remote working in just one weekend and to date, we've invested over $9 million to ensure our employees remain supported in a remote environment.
- Introduced a Customer Retention and Growth bonus of $2,000 to $4,000 for over 30,000 eligible employees for achieving property-liability unit growth goals
- Resources are devoted to occupational health and safety and benefit programs to support employees' physical health, financial security, personal well-being and work-life integration
- To ensure fair and equitable compensation practices, internal and external pay equity analyses are conducted annually
- Utilized workforce analytics to dynamically align skills to highest priority issues, focus talent development and acquisition, and deploy talent efficiently
- Increased minimum compensation for U.S. employees to $17-20/hour, based on geographic differentials

Inclusive Diversity and Equity

Inclusive diversity and equity ("IDE") is one of Allstate's core values and a foundation of Our Shared Purpose. It represents who we are and how we conduct ourselves – not just as employees, but as people, leaders, decision-makers, and members of society. Allstate's multi-year IDE strategy builds on existing efforts around hiring, talent development, investing and supplier diversity. The strategy is focused on four pillars to leverage diverse perspectives, experiences and engagement for a more inclusive and equitable workforce.

Pillars of IDE Strategy

 **People**

Allstate will build a diverse staff through thoughtful and intentional recruitment, retention and development activities. We are committed to increasing female and racially and/or ethnically diverse workforce representation and have set multi-year targets to achieve this goal. Allstate will also accelerate development, advancement, and retention of diverse talent through sponsorship, mentorship, and leadership development programs, and strive to improve the skills and capabilities of all team members.

 **Business Practices**

Allstate will use IDE to help us win and integrate it into our core policies, processes and decision-making, including choosing and managing our suppliers. Allstate was the first U.S corporate issuer to select diverse financial firms to exclusively lead a large corporate bond issuance.

 **Culture**

Allstate will create an inclusive culture and advance equity. Allstate supports and funds nine Employee Impact Groups (EIGs) and two Business Impact Groups (BIGs), that offer specific opportunities for employees to partner and collaborate with each other through professional development workshops, recruiting events, volunteer projects and mentoring. Over 7,700 Allstaters participate in at least one EIG or BIG (as of 12/31/22). Group members are more likely to be rated Better Than Expected, more likely to be promoted, and less likely to turnover.

 **Community**

Allstate will address our positive and negative impacts on inclusive diversity and equity in wider communities and on various stakeholders, taking a leadership position to advance IDE. In September 2022, Allstate was the only U.S. corporate issuer to voluntarily testify before the House Financial Services Subcommittee on Diversity Equity and Inclusion. The congressional hearing focused on Diversity and Inclusion at America's Largest Insurance Companies.

Our IDE Goals and Progress

Goals	2022 Progress
Expand IDE-related questions in Inspire Survey to measure culture of employee belonging, equal opportunity regardless of background, senior leadership commitment to addressing inequity, and Allstate's commitment to IDE as a company	Maintained inclusive diversity index scores (Inspire Survey) in mid-80's, on a scale of 0-100, from 2018-2022
Strive for $180 million in new commitments with diverse investment sponsors and managers in 2022, nearly 3x historical annual average	While 2022 was a difficult market environment for commitments in general, Allstate continued to make progress. Including the $65 million closed in January 2023, we have closed roughly $177 million in new commitments.
Increase female and racially and/or ethnically diverse workforce representation	Maintained progress towards Allstate's ongoing commitment to improve female and racially and/or ethnically diverse workforce representation
Achieve $366 million in spend in 2022 with diverse suppliers	Allstate exceeded our 2022 goal with $386 million in spend, on track toward our five-year 2025 goal of doubling diverse supplier spend



Planet

Climate

Climate change is one of the most critical challenges of our time, as it threatens businesses, communities and customers. Allstate is working to reduce climate impacts across the entire value chain, which includes supply chain, operations, and customer use of our products and services. Allstate announced a target of net zero emissions for relevant direct, indirect and value-chain greenhouse gas emissions by 2030, and by the end of 2025, we will also establish a goal for our financed emissions. This target is aligned with the latest climate science and the 1.5°C reduction pathways called for by the Paris Agreement. Additionally, we will continue to evaluate emerging methodologies associated with GHG emissions from underwriting activities.

Our 2022 Actions to Manage Climate Risk

Goals	2022 Progress
Evaluate setting greenhouse gas (GHG) emission reduction science-aligned targets, including a new target for operating emissions	Committed to achieve net zero emissions for direct, indirect and value-chain greenhouse gas emissions by 2030 and by 2025, will establish a goal for financed emissions
Convert 100% of automobile fleet to hybrid vehicles by 2025, and incorporate fully electric vehicles thereafter	As of year-end 2022, Allstate's Legacy Fleet was 85% hybrid and the company's total fleet, which includes Avail and National General vehicles, was 52% hybrid
Achieve green or healthy building certification for 100% of newly acquired buildings, beginning in 2023	As of year-end 2022, Allstate leased or owned more than 694,000 square feet of LEED-certified space
Discourage excess waste and encourage recycling through centralized waste collection at all locations by 2023	As of 2022, Allstate has a waste removal request for proposals out that stipulates vendors report on landfill, recycling, compost, and diversion quantities

Other Initiatives and Accomplishments

- Committed $469 million to climate investments in 2021 and 2022 in our dedicated impact portfolio across climate mitigation and adaptation
- Increased the percentage of the portfolio allocated to responsible investments to 12% at year-end 2022
- Established management-level committee with goal to evaluate and develop new products or new product features that encourages more sustainable consumer behavior
- Identified areas for value creation within risk management processes given a global transition to a less carbon intensive economy

Climate Risk Management

A changing climate means we must identify risks and opportunities, which can be either physical in nature, such as extreme weather patterns, or related to transitions such as policy shifts and the development of new technology. Allstate works to understand how this directly and indirectly affects our products, assets and liabilities. We manage climate risks within our integrated Enterprise Risk and Return Management (ERRM) Program, which applies risk-return principles, modeling and analytics, governance and transparent dialogue to understand the company's highest-priority risks.

Addressing Climate Risk

 **Risk Identification**

- An increase in severe weather events has raised loss costs for homeowners insurance, requiring risk management actions such as changes in pricing, product coverages, geography, underwriting practices and reinsurance utilization. We expect that the impacts from climate change will continue to be concentrated in property insurance.

- Allstate's investment process reflects some of the same climate risk considerations as the company's insurance underwriting process. We consider potential environmental and severe weather risks when making investments and limit our exposure to sectors with higher climate risk. We also monitor exposure to sectors with higher climate risk, including oil, gas and coal production, airlines and airports, and commercial real estate with higher catastrophe risk. Additionally, ESG considerations and climate specific metrics are a factor in asset management decisions.

- Climate change is also important to internal and external stakeholders, and we collaborate through external partnerships and public engagements.

 **Risk Assessments**

- Allstate's Catastrophe Modeling and Analytics team and pricing groups assess climate change information and establish pricing, underwriting, concentration and coverage standards. The team uses information from the Intergovernmental Panel on Climate Change (IPCC), the U.S. Global Change Research Program (USGCRP) and the Actuaries Climate Index (ACI). The IPCC and USGCRP evaluate research by climate scientists around the world and conduct reviews to provide information to decision-makers. The Responsible Investing Committee and the Investments Risk Committee assess investments for potential short- and long-term exposures to climate change.

 **Risk Mitigation**

- The ACI measures extreme weather and sea level increases through quarterly updates. The Catastrophe Modeling and Analytics team monitors state-specific risks and competitors' actions and partners with the Investments team to model mortgage and real estate portfolios. We incorporate the outcome of the assessment into decision-making to balance risk and return.

 **Risk Monitoring and Reporting**

- Allstate reports on progress in mitigating climate change through our annual sustainability, SASB and TCFD reports, as well as through alignment to key frameworks such as GRI and the UN Sustainable Development Goals. Additionally, we respond to questionnaires and assessments such as CDP's Climate Change Questionnaire and S&P's Corporate Sustainability Assessment.



Prosperity

Data Privacy

Allstate's business practices protect data and keep sensitive information safe. We provide identity protection products to millions of customers and will continue to empower people with more control over their personal data. Our goals are to enact change, demonstrate transparency, offer solutions and lead others to do the same through four key avenues: Operational Practices and Products, Governance, Policy and Legislation, and Partnerships.



Operational Practices and Products

- Allstate's products and services protect Personally Identifiable Information with strong data management and cybersecurity practices and we have an industry-leading data privacy program
- Allstate Identity Protection is reinventing privacy and identity protection by giving consumers the tools to see, control and protect their digital identities
- Product offerings include identity protection and privacy management (Allstate Digital FootprintTM on Allstate Mobile), and a third-party cyber product offering with mobile device protection, anti-phishing, Wi-Fi scan, and limited cyber-expense coverage



Governance

- Allstate strives to be transparent and ethically manage consumer data
- Allstate also created an Enterprise Data initiative to reduce the personal information footprint across Allstate, which better protects and secures personal information while still providing services that matter to consumers
- The Board and audit committee provide oversight of our cybersecurity and privacy programs; an independent cybersecurity advisor and external benchmarking practices further support continuous improvement



Policy and Legislation

- Allstate advocates for consumer rights and advocates for federal legislation to establish uniform consumer data protection standards
- Allstate advanced our State Privacy Laws program, a framework to strategically approach consumer expectations of privacy and the dynamic regulatory environment
- Allstate also worked to identify lawmakers, think tanks, policy institutes, thought leaders, and journalists aligned with the concept of greater consumer control over data



Partnerships

- We partner with organizations such as The Atlantic and the Aspen Institute to share perspectives on enhancing data privacy protections
- Our security and privacy requirements extend to suppliers who have access to, store, or use Allstate data and we emphasize the importance of consumer privacy and data security with suppliers through our procurement standards, practices and contracts
- We also require contingent workers who have access to our network to complete training on Allstate's security policies and adhere to the privacy expectations described in our Supplier Code of Business Conduct

2022 Goals and Progress

Goals	2022 Progress
Continue to enhance robust privacy compliance programs to protect consumer data and enable agile response to dynamic regulatory environment	Piloted data ethics framework that helps address ethical considerations throughout the data lifecycle. Implemented digital solution that triggers personal information lifecycle management processes to support compliance with dynamic regulatory requirements and reduce personal information footprint.
Advance more choice, control, and protection for consumers' data outside of Allstate	Allstate's Chair and CEO presented at the 2022 Aspen Ideas Festival on the cost of privacy in the digital age. The discussion sparked thought leadership about what privacy means today and how consumers can take control of their privacy and know when it has been lost.
Enhance potential and current customer experience with data privacy and related commercial experiences	Launched a privacy center on Allstate.com with simplified consumer-friendly messaging on Allstate's privacy practices and easy to navigate privacy choices

Responsible Investing – Aligning with ESG Priorities

As of December 31, 2022, we managed a $61.8 billion investment portfolio and actively evaluated how ESG issues influence investment performance. We integrate ESG considerations within our investment analysis and decision-making processes and have established climate change and IDE as two pillars important to our investing approach while we continue to meet shareholder need by having a positive financial impact.

 **Broad Portfolio**

Build limitations/structure/analytics, as appropriate, into the portfolio that will mitigate allocations that negatively impact our ESG goals

Goals	2022 Progress
Continue to increase the percentage of the portfolio allocated to responsible investments from 11.1% at year-end 2021	The responsible investments in Allstate's investment portfolio increased to $7.5 billion (12%) as of year-end 2022, including education, sustainability, affordable housing, health care, green bonds, diverse sponsors, and renewable investments
Strive for $180 million in new commitments with diverse investment sponsors and managers in 2022, nearly 3x historical annual average	Allstate achieved $177 million in commitments to diverse investment sponsors and managers including January 2023 transaction closings

 **Impact Sub-Portfolio**

Invest in solving societal problems in a targeted manner while achieving attractive returns

Goals	2022 Progress
Expand climate-related investment capabilities and relationships, striving for at least $375 million in commitments between 2021 and 2022	Committed $469 million in climate-related opportunities between 2021 and 2022, exceeding our goal of $375 million
Strive for at least $300 million in new commitments to low-income housing tax credits during 2022	Committed $255 million in low-income housing tax credits after an above average investment year of $408 million during 2021.

 **Other Activities**

Align investment so they support our ESG goals

Goals	2022 Progress
Maintain 2% of trading volumes with minority, women and veteran banking enterprises (MWVBE) in 2022, a 4x increase relative to historical volumes of 0.5%.	Allstate exceeded our 2022 goal with 2.3% of trading volumes with diverse brokers
Increase opportunity for women and racially and ethnically diverse individuals in the asset management industry	Founding partner of Asset Manager Diversity Accelerator (AMDA) program alongside William Blair and LGIM America, a two-year rotational development program for diverse and under-represented job seekers

Governance of ESG

Board of Directors
The Board believes sustainability benefits Allstate's stakeholders and drives long-term value creation. The Board has overall responsibility for ESG oversight with regular updates on ESG matters.

Nominating, Governance and Social Responsibility Committee
The nominating, governance and social responsibility committee supplements the Board's review of ESG matters. The chief legal officer and general counsel provides regular updates on ESG matters.

Additionally, other Board committees focus on specific components of the ESG strategy. The risk and return committee reviews climate change risk, the compensation and human capital committee reviews organizational health and other human capital management practices, and the audit committee reviews data privacy and cybersecurity.

Chief Legal Officer and General Counsel
Our chief legal officer and general counsel works with leadership from across the company to guide Allstate's corporate responsibility and sustainability efforts and reports regularly to the nominating, governance and social responsibility committee on the company's ESG progress as well as provides periodic updates to the full Board.

The Allstate ESG Steering Committee

Allstate has had an ESG Steering Committee (formerly, the Sustainability Council) since 2007. This cross-functional management committee supports Allstate's ongoing commitment to environmental, health and safety, corporate social responsibility, human capital management, corporate governance, sustainability, and other public policy matters.

The committee is comprised of individuals from Strategy, Finance, Financial Products, Enterprise Solutions, Corporate Brand, Enterprise Risk and Return Management, Human Resources, Legal, Investments, Property-Liability, and Protection Products and Services. Allstate's senior vice president of corporate strategy and senior vice president of corporate law co-chair the committee, which meets monthly, and updates senior executives.

The Responsible Investing Committee

The Responsible Investing Committee monitors ESG investing trends, evaluates ESG investing best practices, supports the work of the ESG Steering Committee and periodically reports about its activities to senior leaders within Allstate. In conjunction with Allstate's Investments Risk Committee, the Responsible Investing Committee also monitors our investment portfolio for potential short- and long-term exposures to climate change.

The Sustainability Team

The Sustainability team develops the annual sustainability report, responds to ratings and rankings questionnaires, drives employee awareness and engagement with corporate sustainability initiatives and reports monthly to the ESG Steering Committee.

Executive Compensation

2 Say-on-Pay: Advisory Vote on the Compensation of the Named Executives

What am I voting on?

We conduct a say-on-pay vote every year at the annual meeting. While the vote is non-binding, the Board and the compensation and human capital committee (the "committee" as referenced throughout the Compensation Discussion and Analysis and Executive Compensation sections) consider the results as part of their annual evaluation of our executive compensation program.

Overview

• Independent oversight by compensation and human capital committee with the assistance of an independent consultant

• Executive compensation targeted at 50th percentile of peers and aligned with short- and long-term business goals and strategy

• Compensation programs are working effectively. Annual incentive compensation funding for our named executives in 2022 was 57.5% of target, as formulaic result was reduced by 50% due to negative Net Income. Annual performance was above maximum performance on Total Premiums and Net Investment Income, below threshold performance on Performance Net Income, and above target performance on the Strategic Initiatives Scorecard.

You may vote to approve or not approve the following advisory resolution on the executive compensation of the named executives:

RESOLVED, on an advisory basis, the shareholders of The Allstate Corporation approve the compensation of the named executives, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis and accompanying tables and narrative on pages 62-106 of the Notice of 2023 Annual Meeting and Proxy Statement.

Voting recommendation

The Board recommends a vote FOR this proposal.



Compensation Discussion and Analysis

Message from the Compensation and Human Capital Committee

As members of the compensation and human capital committee, we want to thank the many of you that have met with and provided feedback to us over the course of the last year. We were pleased to hear many shareholders favorably acknowledge enhancements we have made to Allstate's compensation program during the past few years, including the addition of an ESG-oriented metric in the annual incentive plan and a growth metric in the long-term incentive plan. This past year, the committee was focused on ensuring alignment between compensation decisions and progress against key business strategies, including Transformative Growth and inclusive diversity and equity (IDE). We reviewed progress against IDE goals. We also reviewed senior management selections and oversaw succession planning. We received regular updates on key human capital practices and initiatives happening across Allstate. This included everything from employee engagement to key hires to company culture, with a special focus on Allstate's IDE strategy, which is an area where the committee is fully engaged and committed to driving improvements.

Perry M. Traquina (Chair)   **Margaret M. Keane**   **Judith A. Sprieser**
Richard T. Hume   **Andrea Redmond**

Our Compensation Discussion and Analysis describes Allstate's executive compensation program, including total 2022 compensation for our named executives listed below[1]:

Thomas J. Wilson
Chair, President, and Chief Executive Officer (CEO)

Jesse Merten
Executive Vice President and Chief Financial Officer (CFO)[2]

Mario Rizzo
President, Property-Liability and Former CFO[3]

John Dugenske
President, Investments and Corporate Strategy

Suren Gupta
President, Enterprise Solutions

Robert Toohey
Executive Vice President and Chief Human Resources Officer (CHRO)

Former Executive Officers

Don Civgin
Former Vice Chair and CEO, Protection Products and Services[4]

Glenn Shapiro
Former President, Property-Liability[5]

[1] See Appendix C for a full list of Allstate's executive officers and titles.
[2] Mr. Merten became Executive Vice President and CFO effective September 1, 2022.
[3] Mr. Rizzo became President, Property-Liability effective September 1, 2022. Prior to September 1, 2022, Mr. Rizzo served as Executive Vice President and CFO.
[4] Mr. Civgin retired from Allstate effective May 1, 2022.
[5] Mr. Shapiro retired from Allstate effective September 30, 2022.

2022 Executive Compensation At-a-Glance

Allstate's executive compensation program is designed to ensure that the interests of our executives are aligned with our shareholders:

We Pay for Performance

The majority of the CEO's and other NEOs' compensation opportunity is at-risk and based on measurable performance goals.

We Establish a Strong Link Between Performance Measures and Strategic Objectives

Performance measures are linked to operating priorities designed to create long-term shareholder value.

Target Compensation Mix

CEO

At-Risk Performance-Based Pay: 91%

9% Base Salary	**25%** Annual Cash Incentive	**40%** Performance Stock Awards	**26%** Stock Options

OTHER NEOs

At-Risk Performance-Based Pay: 82%

18% Base Salary	**25%** Annual Cash Incentive	**34%** Performance Stock Awards	**23%** Stock Options

Alignment of Pay with Performance

Allstate's executive compensation program is aligned with long-term shareholder value through equity-based programs, combined with shareholder value-based performance measures and financial performance measures that are closely correlated with shareholder value over time. A significant portion of the named executives' compensation is at-risk and aligned with achievement of our financial and long-term strategic goals. Incentive compensation plans incorporate relevant metrics and targets to drive the behaviors necessary to accomplish our short- and long-term goals.

2022 Annual Cash Incentive



57.5%

Pool funding of 115% was reduced by 50% due to negative net income as determined by these results

TOTAL PREMIUMS
(in millions)[1]

Actual Results: $50,437

$48,100 Threshold	$49,100 Target	$50,100 Maximum

PERFORMANCE NET INCOME
(in millions)[1]

Actual Results: ($426)

$800 Threshold	$2,000 Target	$3,200 Maximum

NET INVESTMENT INCOME
(in millions)[1]

Actual Results: $2,318

$1,615 Threshold	$1,860 Target	$2,155 Maximum

STRATEGIC INITIATIVES SCORECARD

Actual Results: 125%

50% Threshold	100% Target	200% Maximum

▲ Reflects 2021 actual results of Total Premiums of $45,812, Performance Net Income of $3,689, Net Investment Income of $2,574, and Strategic Initiatives Scorecard of 125%

2020-2022 Performance Stock Awards

124%

Payout percentage

AVERAGE PERFORMANCE NET INCOME RETURN ON EQUITY[1]

Actual Results: 15.5%

7.0% Threshold	14.0% Target	17.0% Maximum

RELATIVE TSR[1]

Actual Results: 33.3%

<25th Threshold	55th Target	90th Maximum

[1] For a description of how these measures are determined, see **pages 71-78.**

Compensation Governance Best Practices

Our compensation program adheres to high standards of compensation governance.

✔ What We Do	✖ What We Do Not Do
✔ Benchmark to Peers of Similar Industry, Size and Business Complexity	✖ No Employment Agreements for Executive Officers
✔ Target Pay at 50th Percentile of Peers	✖ No Guaranteed Annual Salary Increases or Bonuses
✔ Independent Compensation Consultant	✖ No Special Tax Gross Ups
✔ Double Trigger in the Event of a Change in Control	✖ No Repricing or Exchange of Underwater Stock Options
✔ Maximum Payout Caps for Annual Cash Incentive Compensation and Performance Stock Awards ("PSAs")	✖ No Plans that Encourage Excessive Risk-Taking
✔ Robust Equity Ownership Requirements	✖ No Hedging or Pledging of Allstate Securities
✔ Clawback or Cancellation of Certain Compensation	✖ No Inclusion of Equity Awards in Pension Calculations
✔ One-Year Minimum Equity Vesting Provision in the Equity Plan	✖ No Excessive Perks
✔ Provide clear rationale for the metrics used to fund the annual and long-term incentive plans	

NEW ## What's New

Beginning in 2023, in light of the prominence that IDE and Transformative Growth have within Allstate's long-term strategic priorities, these two components will be integrated into the long-term incentive plan, with a weighting of 10% for each.

Our Executive Compensation Program is Tied to Our Business Strategies

Allstate's business relies on the expertise and capabilities of colleagues to lead the company and various businesses in ways that meet customers' needs and, in turn, promote the long-term interests of shareholders. We have designed our executive compensation program to achieve business objectives and attract, motivate and retain highly talented individuals.

Allstate's executive compensation program is designed not only to closely align the compensation and interests of the named executives with the long-term interests of shareholders, but also to reflect the economic realities of the operating environment. In addition to salary, Allstate's executive compensation program emphasizes performance-based compensation in the form of cash incentive awards and equity incentive awards that focus respectively on the achievement of short- and long-term financial and strategic targets. Allstate believes that this target-based incentive structure fosters a culture of high performance and accountability and promotes shareholder interests by closely aligning executive compensation with objectively measured company performance and achievement of key strategic priorities.

Business Context

In 2022, Allstate adapted to unprecedented increases in loss costs, generated investment returns in excess of benchmarks and advanced our Operating Priorities and the Transformative Growth Strategy:

$3.4 billion

Distributed to shareholders in cash through stock repurchases and common stock dividends

Progress on our Operating Priorities

Better serve customers	• Enterprise Net Promoter Score, which measures how likely customers are to recommend us, finished below the prior year, reflecting substantial price increases necessary to offset higher loss costs.
Grow customer base	• Consolidated policies in force was 189.1 million, a 1.0% decrease from prior year. Property-Liability policies in force increased by 0.7% compared to the prior year, as continued growth at National General was substantially offset by the Allstate brand as new business was limited in many states.
	• Protection Services policies in force declined 1.4%, primarily due to expiring low average premium policies from a major retail account that ended in 2019.
Achieve target economic returns on capital	• Return on Allstate common shareholders' equity was (7.3)% in 2022.
	• The Property-Liability combined ratio of 106.6 for the full year increased compared to the prior year primarily driven by higher auto losses.
	• Executing on comprehensive profit improvement plan to restore auto margins through rate increases, expense reductions and underwriting actions.
Proactively manage investments	• Net investment income of $2.4 billion in 2022 was $890 million below prior year as higher market-based investment income was more than offset by lower performance-based results.
	• Total return on the $61.8 billion investment portfolio (as of 12/31/22) was (4.0)% in 2022 and compares favorably to full year 2022 performance of the S&P 500 of (18.1)% and the Bloomberg Intermediate Bond return of (9.4)%.
	• Proactive portfolio actions to reduce inflation and economic risk by shortening fixed income duration mitigated portfolio losses by approximately $2 billion this year.
Build long-term growth platforms	• Allstate made substantial progress in advancing Transformative Growth initiatives in 2022, including launching an Affordable, Simple, Connected auto insurance offering in two states, continued cost reductions, and deploying a new property-liability technology platform.
	• National General is meeting or exceeding acquisition performance targets with the objective of building a strong competitive position in independent agent distribution.
	• Protection Services increased revenues, particularly Allstate Protection Plans.
	• Arity continued to expand its data acquisition platform with more than one trillion miles of traffic data and launched Arity IQ, a product to improve new business profitability for auto insurers.

Progress on our Transformative Growth Strategy

Improve customer value	• Improved the competitive prices of products through lower costs, increased price sophistication and telematics.
	• Increased engagement with the Allstate Mobile app and new business penetration of telematics products, including pay-per-mile insurance. Provided additional consumer-focused protection solutions.
Expand customer access	• Increased direct channel distribution through improved online experience and data-driven insights to enhance call center sales.
	• Grew National General by leveraging the Allstate brand capabilities and data to expand product offerings and fully utilize our independent agency relationships.
Increase sophistication and investment in customer acquisition	• Improved the effectiveness of customer acquisition by expanding lead management, building data capabilities and utilizing household insights.
Modernize technology ecosystem	• Launched a new technology ecosystem to deliver affordable, simple, and connected experiences and products at a lower cost. This effort will enable retirement of legacy systems.
Drive organizational transformation	• Enhanced and expanded organizational capabilities by increasing digital expertise, process redesign, decision clarity and employee empowerment, agility and diversity.

Comparison of Total Shareholder Return (%) Against Allstate Peers



5-YEAR

80.6% 86.4% 69.8% 45.1%	**Allstate ranks 9 out of 12**

3-YEAR

49.3% 55.9% 40.4% 29.9%	**Allstate ranks 10 out of 12**

1-YEAR

13.5% 15.1% 9.7% 18.3%	**Allstate ranks 5 out of 12**

■ Peers ■ P&C Peers ■ Life Peers ■ Allstate

Compensation Reflects Continued Focus on Sustainable Value Creation

- The committee evaluates the executive compensation structure on an annual basis to ensure alignment with Allstate's compensation philosophy, business strategies and shareholder priorities. The compensation philosophy centers around maintaining a compensation program for the named executives that is designed to promote the achievement of short-term and long-term financial and strategic goals and create sustainable value for shareholders. Noteworthy accomplishments in 2022 that created shareholder value include:

- Customer value for auto and homeowners insurance was increased through cost reductions and sophisticated pricing

- Innovative growth platforms (such as telematics and identity protection) and broadened distribution of Allstate Protection Plans further enhance customer value proposition

- Expanded customer access was achieved with growth through independent agents

- Enhanced direct-to-consumer experience that also leverages our expertise in data and analytics through launch of Affordable, Simple, Connected auto insurance product

- Allstate's capital position remained strong, allowing us to provide cash returns to shareholders of $3.4 billion in 2022 through dividends and share repurchases

Incentive Design and Goal Setting

Role of the Compensation and Human Capital Committee

The compensation and human capital committee oversees and provides strategic direction to management regarding Allstate's executive compensation program. The committee sets the CEO's compensation, reviews and approves compensation for the rest of the leadership team, reviews senior management selections and oversees succession planning. The committee also oversees human capital priorities for the company, including review of Allstate's IDE strategy and initiatives.

The committee evaluates the executive compensation structure on an annual basis to ensure alignment with Allstate's compensation philosophy, business strategy, and shareholder priorities. The compensation philosophy centers around maintaining a compensation program for the named executives that is designed to promote the achievement of short-term and long-term financial and strategic goals. For additional information on strategic and operating priorities, see pages 10-11.

Incentive Design, Payout, and Goal-Setting Process

For the annual and long-term incentive programs, the committee oversees a rigorous and comprehensive goal-setting process. The committee uses performance measures in the annual and long-term programs that (1) align with the company's strategy, operating principles and priorities, and shareholder interests, (2) support the achievement of corporate goals, and (3) reflect the company's overall performance. The following timeline of key events reflects the committee's process:



April-July
Benchmarking

- Evaluate peer group to determine if any changes are required for the next performance cycle
- Compare against peers' actual compensation paid, financial results, and shareholder returns over one, three and five years as provided by the independent compensation consultant's pay for performance analysis

- Review feedback from shareholders and governance firms on compensation
- Independent compensation consultant provides advice on incentive design and overall executive compensation program and executive pay levels
- The consultant provides information on current market practices and industry trends

Ongoing

- Review compensation philosophy and objectives in light of company performance, goals and strategy, shareholder feedback, and external benchmarking
- Monitor compensation estimates in comparison to actual and relative performance
- Monitor compliance with management equity ownership requirements

- Actual performance against goals determines the corporate pool for the annual incentive award
- CEO reviews overall company funding for each business area based on its operating performance in relationship to target performance goals
- Determine the number of performance stock awards that will vest for the applicable measurement period based on actual performance
- Review and approve salary adjustments and annual incentive payments and equity grants for executive officers

- Establish plan design and performance measures
- Review the annual operating plan to establish target performance and ranges for threshold and maximum for the annual incentive program, and review historical and expected performance, market expectations and industry trends when approving the ranges of performance for the long-term incentive program
- Review operating plans and compensation measures for alignment with enterprise risk and return principles

February
Calculating Payouts

November-January
Establishing Plan Design and Key Metrics

NEW ## What's New

In 2022, the committee engaged a new independent compensation consultant, who provided fresh perspective to the committee on plan design, industry and market trends, and actual compensation in comparison to operating results and peers.

Shareholder Engagement and 2022 Say-on-Pay Results

Allstate engages with its largest shareholders multiple times throughout the year to ensure continued alignment with shareholder expectations and market trends.

The committee actively solicits the views of significant shareholders on executive compensation matters. In determining the structure and amount of executive pay, the committee carefully considered this feedback. Investors generally commented that Allstate utilizes best practices and remains focused on pay for performance in its plan design. The committee considered the vote results, investor input and current market practices and made changes to respond to that feedback, as described below.

87%

At our last annual shareholder meeting, approximately 87% of votes cast supported our executive compensation program.

What We Heard		**What We Did**	
Prefer to see an ESG-oriented goal, or other non-financial metric, in the executive compensation program		In 2021, we added a qualitative measure to the annual incentive plan. The Strategic Initiatives Scorecard, weighted at 20%, measures progress made against Transformative Growth and IDE strategies throughout the year. Beginning in 2023, these two components will shift to the PSAs to align with sustainable long-term objectives.	**NEW**
When ESG-related metrics are used in compensation programs, prefer to see clear disclosure for how they are evaluated		We include robust disclosure on the criteria considered by the committee when determining funding results under the Strategic Initiatives Scorecard, including a summary of prior year achievements.	**NEW**

The committee has previously made changes to the compensation program based on shareholder feedback. For example, in response to shareholder feedback, beginning in 2020, relative TSR was added as a metric for our performance stock awards, weighted at 30%. This change to the long-term incentive program improves alignment between stock performance and pay outcomes in 2022 and beyond.

Peer Benchmarking

The committee monitors performance toward goals throughout the year and reviews the executive compensation program design and executive pay levels annually. As part of that evaluation, Pay Governance, the committee's independent compensation consultant, provided executive compensation data, information on current market practices, and benchmarking on target pay opportunities. The committee benchmarks executive compensation program design, executive pay, and performance against a group of peer companies that are publicly traded. Product mix, market segment, annual revenues, premiums, assets, and market value were considered when identifying peer companies. The committee believes Allstate competes against these companies for executive talent, business and shareholder investment. The committee reviews the composition of the peer group annually with the assistance of its compensation consultant.

The compensation consultant's recommendation has been to use a peer group that reflects Allstate's business and operations. Currently, eight out of eleven of Allstate's peer companies also include Allstate in their respective peer company lists. The following table reflects the peer group used for 2022 compensation benchmarking.

PEER COMPANIES[1] Company Name	Revenue ($ in billions)	Market Cap ($ in billions)	Assets ($ in billions)	Premiums ($ in billions)	Total Shareholder Return (%)		
					One Year	Three Years	Five Years
AFLAC Inc.	19.5	44.3	131.0	15.3	26.4	46.9	85.0
American International Group Inc.	56.5	46.6	526.6	34.8	13.7	34.4	21.9
Chubb Limited	43.1	91.5	199.1	40.4	16.0	50.4	67.1
The Hartford Financial Services Group Inc.	22.4	23.9	73.0	19.7	12.3	34.6	51.9
Humana Inc.	92.9	64.0	43.1	87.7	11.2	42.5	113.7
Manulife Financial Corporation	11.8	37.0	627.3	29.1	(1.1)	3.0	8.6
Marsh & McLennan	20.8	81.9	33.5	12.6	(3.4)	55.6	121.2
MetLife Inc.	69.9	56.4	666.6	55.0	19.2	58.0	71.4
The Progressive Corporation	49.6	75.9	75.5	49.2	26.8	98.9	172.0
Prudential Financial Inc.	60.1	36.4	689.9	43.6	(3.9)	23.6	9.1
The Travelers Companies Inc.	36.9	43.5	115.7	33.8	22.4	47.0	55.4
Allstate	51.4	35.7	98.0	47.7	18.3	29.9	45.1
Allstate Ranking Relative to Peers:							
Property and Casualty Insurance Products	3 of 8	7 of 8	5 of 8	3 of 8	4 of 8	8 of 8	7 of 8
Life Insurance and Financial Products	5 of 9	8 of 9	6 of 9	3 of 9	3 of 9	7 of 9	6 of 9
All Peer Companies	5 of 12	11 of 12	8 of 12	4 of 12	5 of 12	10 of 12	9 of 12

[1] Information as of year-end 2022.

The committee uses compensation surveys for certain executives that provide information on companies of similar size and business mix as Allstate, as well as companies with a broader market context.

The committee uses the 50th percentile of our peer group as a guideline in setting the target total direct compensation of our named executives. Within the guideline, the committee balances the various elements of compensation based on individual experience, job scope and responsibilities, performance, tenure, and market practices.

Timing of Equity Awards and Grant Practices

Typically, the committee approves grants of equity awards during a meeting in the first fiscal quarter. The timing allows the committee to align awards with our annual performance and business goals.

Throughout the year, the committee may grant equity incentive awards to newly hired or promoted executives or to retain or recognize executives. The grant date for these awards was fixed as the third business day of a month following the later of committee action or the date of hire or promotion.

For additional information on the committee's practices, see portions of the Board Oversight and Board Meetings and Committees sections of this proxy statement on **pages 33-40** and **47-49**, respectively.

Compensation Elements

Overview

The following table lists the elements of target direct compensation for our 2022 executive compensation program.

Short-Term	Mid-Term	Long-Term	
Fixed	Variable		
15%[1]	25%[1]	36%[1]	24%[1]
Base Salary	**Annual Cash Incentive Awards**	**Performance Stock Awards**	**Stock Options**
Cash	**Cash**	**Equity**	**Equity**

Why We Pay This Element

Attract and retain executives with competitive level of cash compensation.	Motivate and reward executives for performance on key strategic, operational, and financial measures during the year.	Motivate and reward executives for performance on key long-term measures. Align the interests of executives with long-term shareholder value. Retain executive talent.	Align the interests of executives with long-term shareholder value. Retain executive talent.

Key Characteristics

Reviewed annually and adjusted when appropriate.	A corporate-wide funding pool based on performance on four measures: • Total Premiums[2] • Performance Net Income[2] • Net Investment Income[2] • Strategic Initiatives Scorecard[2] Pool is then allocated based on business unit and individual performance; positive net income required for any payout above target.	PSAs vest on the third anniversary of the grant date. For the 2021 and 2022 PSA grants, actual amounts of PSAs vesting based on performance on three-year Items in Force Growth[2], Performance Net Income ROE[2] and Relative TSR[2] with a requirement of positive net income in order for our executives to earn PSAs for Average Performance Net Income ROE above target.	Non-qualified stock options to purchase shares at the market price when awarded. Vest ratably over three years. Expire in ten years or, in the event of retirement, the earlier of five years or normal expiration.

[1] Represents the average of the target direct compensation elements for all of the named executives in 2022.

[2] For a description of how these measures are determined, see **page 102**.

Salary

In setting executive salary levels, the committee uses the 50th percentile of total target direct compensation of our peer companies as a guideline, which supports Allstate's ability to compete effectively for and to retain executive talent. Annual merit increases for named executives are based on their performance and external benchmarking as provided by the independent compensation consultant.

Annual Cash Incentive Awards

Metrics and Purpose

	Metric	Purpose
Financial Goals	Total Premiums[1] (35%)	Captures growth and competitive position of the Allstate businesses
	Performance Net Income[1] (35%)	Aligns with shareholders' expectations of operating profitability
	Net Investment Income[1] (10%)	Reflects a significant component of profitability
Non-Financial Goals	Strategic Initiatives Scorecard[1] (20%)	Non-financial scorecard measures progress on Transformative Growth and IDE priorities

[1] The numbers reflect the percentage that each performance measure contributed to the total corporate funding pool.

NEW **What's New**

Beginning with the 2021 annual incentive plan year, the committee approved the addition of the Strategic Initiatives Scorecard as a fourth component for all eligible annual incentive plan participants, with a total weighting of 20%. The committee had several discussions around the addition of the scorecard, criteria to be considered, and the process that would be followed for evaluating performance throughout the year and determining final year-end funding. It was determined that performance against the scorecard hinged on progress made toward two strategic priorities: IDE and Transformative Growth. Beginning in 2023, in light of the prominence IDE and Transformative Growth have within Allstate's long-term strategic priorities, it was determined that these two components would be moved from the annual incentive plan to the long-term incentive plan, with a total weighting of 10% for each. This will take the place of the Items in Force Growth component.

How Target Opportunities Are Set
- Target annual incentive percentages for each named executive are based on consideration of incentive opportunities at peer companies and our benchmark target for total direct compensation at the 50th percentile.

How Performance Goals Are Established
- The committee sets annual cash incentive performance goals based on the annual operating plan. **Target performance is equal to the operating plan.** Threshold and maximum measures are based on a range of sensitivities relative to the operating plan. To further test the appropriateness of the ranges, the committee's independent consultant provides advice based on peer performance, market expectations and industry trends. The chief risk officer reviews the performance measures and ranges to ensure they are consistent with Allstate's risk and return principles.
  - The 2022 annual incentive plan target for Total Premiums was above prior year actual results as it has been for at least the last decade.
  - Performance Net Income target for 2022 was set below 2021 actual results due to auto claims frequency approaching pre-pandemic levels and increasing severity in auto and property insurance.
  - Net Investment Income target was set below 2021 actual results due to projected performance-based income reverting back to average long-term expectations.
  - The 2023 annual incentive plan targets are not included since those targets do not relate to 2022 pay, and because target performance is set at the 2023 operating plan, which is proprietary information.

Corporate Pool Funded Based on Actual Performance

- Actual performance on the previously approved measures determines the overall funding level of the corporate pool and the aggregate total award budget for eligible employees. The committee approved the total company funding after the end of the performance period based on the actual results on these performance measures. For the actual results and detail on how each measure was defined and calculated, see **pages 72-74.**
- In 2022, the pool was funded based on the collective results of the four performance metrics. Funding ranges from 0% to 200% of target, and results between threshold, target and maximum are subject to interpolation.
- In the event of a net loss, the corporate pool funding is reduced by 50% of actual performance for senior executives, including the named executive officers. For example, if performance measures ordinarily would fund the corporate pool at 60% and there was a net loss, then the corporate pool would be funded at 30% for senior executives. This mechanism ensures alignment of pay and performance in the event of multiple large natural catastrophes and/or extreme financial market conditions.

Determine Calculation of Corporate Pool Funding



Actual Performance Against Target on Plan Measures

Total Premiums (35%) + **Performance Net Income (35%)** + **Net Investment Income (10%)** + **Strategic Initiatives Scorecard (20%)**

(Funding from 0%-200% of target)

× Net Loss Modifier 0.5 in the event of a net loss

= **Corporate Pool Funding** (0%-200% of target)

Determine Annual Incentive Payments to NEOs and other Executive Officers

- Committee's compensation recommendations **for the CEO** are reviewed and approved by the independent directors of our Board in executive session.
- Committee reviews and approves CEO recommendations **for executive officers** based on pool funding, the target annual incentive percentages for each NEO, and individual performance.

Determine Calculation of NEO Annual Incentive Award Payouts



Corporate Pool Funding (0%-200%) × Individual Multiplier × NEO target opportunity = **NEO Annual Cash Incentive Payout**

Determine Annual Incentive Payment for Other Eligible Participants

The committee provides oversight of annual incentive processes and decisions below executive officers

- The CEO may allocate the corporate pool between the Market-Facing Businesses and Areas of Responsibility ("AOR") if justified by relative performance against annual operating goals and other key business success metrics.
- Individual awards for eligible employees are determined by senior leaders.

For 2022, the CEO distributed committee-approved funding based on the relative performance of Market Facing Businesses and AORs.

2022 Actual Performance
We paid the 2022 cash incentive awards in March 2023.

TOTAL PREMIUMS ($ in millions)



PERFORMANCE NET INCOME ($ in millions)



NET INVESTMENT INCOME ($ in millions)



STRATEGIC INITIATIVES SCORECARD



[1] The collar for Net Investment Income was utilized in 2021 decreasing the absolute level by $1,136 million to $2,574 million, and in 2022 decreasing the absolute level by $99 million to $2,318 million.

[2] The collar for Performance Net Income was utilized in 2021 decreasing the absolute level by $610 million to $3,689 million, and in 2022 decreasing the absolute level by $209 million to ($426) million.

- For a description of how the 2022 measures are determined, see **pages 71-72**.

- The ranges of performance and 2022 actual results are shown in the following table. The committee assessed the CEO's 2022 performance, and the CEO assessed each of the other NEO's 2022 performance. **No discretion was applied to the Named Executives' annual incentive awards in 2022.**

- **Pool funding for senior leadership was cut in half due to negative net income.**

2022 ANNUAL CASH INCENTIVE AWARD RANGES OF PERFORMANCE

Measure	2021 Actual Results	2022 Threshold	2022 Target	2022 Maximum	Increase/ (Decrease) Versus 2021 Actual Results	2022 % Target
Total Premiums ($ in millions)			Actual Results: $50,437			
	45,812	$48,100	$49,100	$50,100	4,625	**200%**
Performance Net Income ($ in millions)			Actual Results: ($426)			
	3,689	$800	$2,000	$3,200	(4,115)	**0%**
Net Investment Income ($ in millions)			Actual Results: $2,318			
	2,574	$1,615	$1,860	$2,155	(256)	**200%**
Strategic Initiatives Scorecard	125%		2022 Actual Results: 125%		—	**125%**
Payout Percentages[1]		50%[2]	100%	200%		**115%[3]**

[1] Payout percentages reflect contribution to incentive compensation pool.

[2] Actual performance below threshold results in a 0% payout.

[3] Negative Performance Net Income results in an aggregate funding of 50% of actual results (57.5% payout)

For 2022, the committee approved a funding result of 125% for each of the Transformative Growth and IDE components of the Strategic Initiatives Scorecard, reflective of positive progress toward Transformative Growth and IDE goals. Below are the criteria considered by the committee in determining the funding results.

Transformative Growth Scorecard Criteria	Summary of 2022 Achievements
Improve customer value	Continued to drive cost reductions while price competitiveness outpaced expectations during a period of accelerated rate actions
Expand customer access	New business and agency efficiency measures surpassed expectations throughout the year. Expanded product offering through National General independent agents
Increase sophistication and investment in customer acquisition	Quote volumes declined as advertising levels were reduced to align with Property and Casualty profitability tactics while the efficiency of in-market advertising exceeded expectations
Modernize technology ecosystem	New Affordable, Simple, Connected auto product successfully launched in Illinois and expanded to Tennessee in select zip codes with in-market performance largely aligned with expectations
Drive organizational transformation	Engagement in the transformation and ability to replace talent improved while employee attrition remained elevated relative to historical levels. Enhanced decision clarity

Inclusive Diversity and Equity Scorecard Criteria	Summary of 2022 Achievements
People	Maintained progress towards Allstate's ongoing commitment to improve female and racially and/or ethnically diverse workforce representation.
Business Practices	Exceeded 2022 spend goal with diverse suppliers as well as 2022 goal of maintaining 2% of trading volumes with diverse brokers. Made progress on goal of new commitments with diverse investment sponsors and managers.
Cultural Integration	Maintained inclusive diversity index scores (Inspire Survey) in mid-80's, on a scale of 0-100, and found no meaningful differences between race and gender.

Performance Stock Awards and Stock Options

Allstate grants equity awards annually to executives consistent with market practice and the philosophy that a significant amount of compensation should be in the form of equity. Additionally, from time to time, equity awards are granted to attract new executives and to retain existing executives.

Mix of Equity Incentives

The mix of equity incentives for senior executives is 60% PSAs and 40% stock options. PSAs and stock options are forms of performance-based incentive compensation because PSAs are earned based on achieving established performance goals and stock options require stock price appreciation to deliver value to an executive.



40%
Stock Options

60%
PSAs

Performance Stock Award Metrics and Purpose

PSAs granted in 2020	PSAs granted in 2021 and 2022	Why Metric Was Chosen
70% Average Performance Net Income ROE	**50%** Average Performance Net Income ROE	**Average Performance Net Income ROE** • Correlates to changes in long-term shareholder value. • Measures performance in a way that is tracked and understood by investors. • Captures both income statement and balance sheet impacts, including capital management actions.

30% Relative TSR	**30%** Relative TSR	**Relative TSR**
		• Added as a second measure in 2020 based on feedback from shareholders and market practices.
		• Performance is relative to a custom TSR peer group. The custom TSR peer group for awards made in 2021 and 2022 is shown on **page 69**. Peer groups are designed in consultation with our compensation consultant.
		  • ‹25th percentile = 0% payout
		  • 25th percentile = 50% payout
		  • 55th percentile = 100% payout
		  • 90th percentile = 200% payout

	20% Items in Force Growth	**Items in Force Growth** • Selected as a third measure in 2021 to measure progress on Allstate's Transformative Growth strategy and assess growth of Allstate's businesses.

Measurement period ← Three-years →

Vesting ← Between 0% to 200% of the target number of PSAs granted →

• The measures are further described on **pages 102-103**. For each measure, the committee considered historical and expected performance, market expectations and industry trends when approving the range of performance goals.

• All PSA awards for Performance Net Income ROE include a minimum or maximum amount of after-tax catastrophe losses if actual catastrophe losses are less than or exceed those amounts, respectively, which serves to decrease volatility and stabilize the measure.

How Payouts Are Calculated

Actual Performance Payout Against Target on Plan Measures

Average Performance Net Income ROE X 70% (PSAs granted in 2020) X 50% (PSAs granted in 2021 and 2022)	**+**	Relative TSR X 30%	**+**	Items In Force Growth X 20% (PSAs granted in 2021 and 2022)	**✕**	NEO Target Opportunity	**=**	**PSA Payout**
Payout from 0%-200% of target No payout if Allstate has a cumulative net loss in a measurement period		Payout from 0%-200% of target						

- At the end of each measurement period, the committee certifies the level of achievement on each performance measure.

- The committee requires positive net income in order for senior executives to earn PSAs based on Average Performance Net Income ROE above target. If Allstate has a cumulative net loss in a measurement period, the number of PSAs vested would not exceed target, regardless of the Average Performance Net Income ROE. This positive net income hurdle is included to prevent misalignment between Allstate reported net income and the PSAs vested based on the Average Performance Net Income ROE result. This situation could occur if, for example, catastrophe losses or capital losses that are not included in Performance Net Income ROE result in a net loss for the period. For a description of the calculation, see **page 78**.

- Beginning with the 2023 PSA grant, the Items in Force component will be replaced with Inclusive Diversity and Equity and Transformative Growth measures, each carrying a 10% weighting.

PSA Ranges of Performance

For the last seven PSA grants, the performance measures and levels of performance needed to earn the threshold, target and maximum number of PSAs, as well as actual results and payout percentages, are set forth in the chart and table below. The total shareholder returns for Allstate and its peers are also shown for completed cycles.

PERFORMANCE STOCK AWARDS RANGES OF PERFORMANCE

					Total Shareholder Return	
Performance Cycle	Threshold	Target	Maximum	Actual Results	Allstate	Peers
Vested Awards						
2018-2020					60.4%	34.4%
• Performance Net Income ROE (70%)	7.0%	13.5%	15.0%	19.1%		
• Earned Book Value (30%)	7.0%	12.5%	14.0%	19.9%		
2019-2021					11.6%	14.2%
• Performance Net Income ROE (70%)	7.0%	14.0%	16.0%	20.8%		
• Earned Book Value (30%)	7.0%	12.0%	14.0%	23.3%		
2020-2022					29.9%	49.3%
• Performance Net Income ROE (70%)	7.0%	14.0%	17.0%	15.5%		
• Relative TSR (30%)	<25th	55th	90th	33.3%		

Performance Cycle	Threshold	Target	Maximum	Actual Results
Outstanding Awards				
2021-2023				
Performance Net Income ROE (50%)	10.0%	16.0%	18.0%	Two year results are between threshold and target for Performance Net Income ROE and Relative TSR
Relative TSR (30%)	<25th	55th	90th	
Items in Force Growth (20%)[1]	ND	ND	ND	
2022-2024				
Performance Net Income ROE (50%)	10.0%	16.0%	18.0%	One year results are between threshold and target for Performance Net Income ROE and between target and maximum for Relative TSR
Relative TSR (30%)	<25th	55th	90th	
Items in Force Growth (20%)[1]	ND	ND	ND	
Payout Percentages	0%	100%	200%	

[1] The amounts for Items in Force Growth are not disclosed (ND) because they are established based on the three-year strategic plan, which is proprietary information, and disclosure of goals could cause competitive harm.

PSAs Granted in Last Three Performance Cycles

The following table shows the target number of PSAs granted to each of our named executives for the 2020-2022, 2021-2023 and 2022-2024 performance cycles.

PERFORMANCE CYCLE[1]

	Target Number of PSAs for		
Named Executive	2020-2022 Performance Cycle	2021-2023 Performance Cycle	2022-2024 Performance Cycle
Mr. Wilson	53,175	61,453	52,513
Mr. Rizzo	10,430	13,090	11,328
Mr. Merten	4,346	6,471	6,736
Mr. Dugenske	12,162	15,334	13,038
Mr. Gupta	7,967	9,961	8,562
Mr. Toohey	—	—	4,372
Mr. Civgin	14,196	18,613	15,411
Mr. Shapiro	12,240	15,727	13,356

[1] The actual number of PSAs that will vest will vary from 0% to 200% of the target PSAs based on Average Performance Net Income ROE, Relative TSR and Items in Force Growth (for awards granted in 2021 and 2022) and for the applicable measurement period.

2023-2025 Performance Stock Award

For the 2023-2025 award, the Average Performance Net Income ROE and Relative TSR measures are calculated, respectively, as follows:

Performance Net Income[1]

Average for three years in the performance cycle

$\pm$

Catastrophe Losses

Adjusted to reflect a minimum or maximum amount of catastrophe losses

$\div$

Adjusted Common Shareholders' Equity[2]

Average of common shareholders' equity excluding unrealized gains and losses, after tax, at December 2022, and at the end of each year in the performance cycle

$=$

Average Performance Net Income ROE[3]

50% of PSA Performance Measure

Final Average Adjusted Close Price[4]

$-$

Initial Average Adjusted Stock Price[5]

_____

Initial Average Adjusted Stock Price[5]

$=$

Total Shareholder Return (TSR)

$>$

Relative TSR

TSR is ranked relative to 10 peer companies (including Allstate), S&P 500 Index, and S&P Financial Index[6]

30% of PSA Performance Measure

[1] Performance Net Income is defined on **pages 101-103**.

[2] Adjusted Common Shareholders' Equity is defined on **page 103**.

[3] ROE calculation excludes parent holding company level deployable assets and associated income in excess of $2 billion.

[4] Final Average Adjusted Close Price is the average Adjusted Close Price over the 20 trading days prior to and including the final day of the Performance Period.

[5] Initial Average Adjusted Stock Price is the average Adjusted Stock Price over the 20 trading days prior to the first day of the Performance Period.

[6] See **page 103** for information on these peer companies.

2023-2025 PERFORMANCE STOCK AWARD RANGE OF PERFORMANCE

Average Performance Net Income ROE (50%)[1]
Relative Percentile Rank TSR (30%)[2]
Transformative Growth (10%)[3]
Inclusive Diversity and Equity(10%)[3]

[1] Subject to positive net income hurdle. For a description of how this measure is determined, see **page 76**.

[2] The 25th percentile would result in a 50% payout. If greater than the 25th percentile, results would be interpolated.

[3] For a description of how these measures are determined, see **page 103**.

Compensation Decisions for 2022

Thomas J. Wilson
Chair, President, and Chief Executive Officer

Our Chair, President, and CEO is responsible for managing the company's strategic direction, operating results, organizational health, ethics and compliance, and corporate responsibility.

2022 Performance
Mr. Wilson's compensation reflects his responsibilities, experience and performance, peer company CEO compensation and compensation program design. An independent compensation consultant provides guidance to the committee on plan design and actual compensation in comparison to operating results and peers.

Mr. Wilson's performance as Chair, President, and CEO is assessed over one- and three- year periods under the following five categories:

Operating Results
- Excellent operating leadership in a difficult external environment.
- Implementing a comprehensive auto profit improvement plan in response to inflation in loss costs including significant increases in insurance premiums.
- Non-auto insurance businesses had strong operating and financial results.
- Investment returns were significantly better than external benchmarks.
- Returned over $3.4 billion in cash to shareholders.

Strategic Position
- Enhanced Our Shared Purpose to reflect cultural changes necessary to achieve Transformative Growth and environmental, social and governance (ESG) objectives.
- Continued implementation of strategy to increase market share in personal property-liability and expand protection solutions offered to customers.
- Significant progress in implementing Transformative Growth.
- Excellent results in expanding protection solutions through Allstate Protection Plans.

Leadership Team
- Talented, experienced and highly engaged senior leadership team with excellent collaboration to achieve strategic vision.
- Successfully managed leadership transitions of vice chair, president, Property-Liability, and chief financial, legal, and human resources officers.
- Ranked #21 in Top 250 Best Managed Companies by the Wall Street Journal/ Drucker Institute in 2022. Strong performance on Inclusive Diversity and Equity strategy.

Corporate Stewardship
- Allstate recognized as "A Most Ethical Company" by Ethisphere for ninth consecutive year.
- Corporate reputation and leadership of inclusive diversity and equity are highly rated.
- Implementing broad based Inclusive Diversity and Equity strategy. Created Societal Engagement Framework to facilitate Board, shareholder and organizational alignment on ESG issues.

Board Effectiveness
- Excellent ratings of governance processes, Board diversity and shareholder engagement. Over half of the Board was diverse.
- Engaged with shareholders holding approximately one-third of outstanding shares on governance issues three times each year. Received positive feedback related to governance practices.

2022 Compensation

Weighting		Actual	Target	Outcome
9%	Salary (Cash)	$1,385,000	N/A	N/A
16%	Annual Incentive (Cash)	$2,389,125	300% of salary	57.5% of target
75%	Long-Term Incentive Award (Equity)	$11,161,669[1]	775% of salary	100% of target

Salary (Cash)
The committee did not adjust Mr. Wilson's salary of $1,385,000.

Incentive Targets
Mr. Wilson's annual incentive targets did not change in 2022. Mr. Wilson's annual incentive target was 300% of salary and his target equity incentive opportunity was 775% of salary.

Annual Incentive (Cash)
Mr. Wilson's target annual incentive payment of 300% of base salary with a maximum funding opportunity for the award pool of 200% of target was unchanged in 2022. The committee approved an annual cash incentive award of $2,389,125, which was 50% of the funding level given negative net income.

Long-Term Incentive Award (Equity)
In 2022, based on its assessment of Mr. Wilson's performance in delivering strong business results in 2021, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $11,161,669, which was Mr. Wilson's target equity incentive award opportunity of 775% of salary due to progress made toward Transformative Growth goals.

---

[1] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 87** for more details on the Monte Carlo valuation.

Jesse Merten

Executive Vice President and Chief Financial Officer

Mr. Merten has primary responsibility for the management of the company's overall financial condition, system of internal controls, capital allocation, financial reporting, investor relations, acquisitions and divestitures, capital market transactions, discontinued operations and data and analytics.

2022 Performance and Compensation

In 2022, Mr. Merten's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

- The annual incentive plan funded at 115% based on overall corporate results, which was reduced by 50% to 57.5% of target given negative net income.
- Successfully transitioned to chief financial officer leadership role. Established strong leadership at Health and Benefits.
- Market-Facing Business results were largely on plan and slightly better than prior year.

2022 Compensation

Weighting		Actual	Target	Outcome
25%	Salary (Cash)	$594,178	N/A	N/A
14%	Annual Incentive (Cash)	$346,233	125% of salary	57.5% of target
61%	Long-Term Incentive Award (Equity)	$1,462,336[1]	300% of salary	105% of target

Salary (Cash)
The committee approved an increase to $765,000 during 2022 based on Mr. Merten's change in role, evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets
Mr. Merten's annual incentive and equity incentive targets were increased in 2022 based on an expansion of his role. Mr. Merten's annual incentive target was 125% of salary (previously 90%) and his target equity incentive was 300% of salary (previously 225%).

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $346,233 for Mr. Merten, which was 57.5% of target funding level.

Long-Term Incentive Award (Equity)
In 2022, based on its assessment of Mr. Merten's performance in delivering strong business results in 2021, his job scope and added responsibilities, and market data, the committee granted him equity awards with a grant date fair value of $1,462,336, which was 105% of Mr. Merten's target equity incentive award opportunity of 300% of salary and of which the committee approved in recognition of contributions in his role prior to promotion.

Mario Rizzo

President, Property-Liability and Former Chief Financial Officer

Mr. Rizzo leads the Property-Liability businesses, which comprise approximately 80% of Allstate's total insurance premiums and contract charges.

2022 Performance and Compensation

In 2022, Mr. Rizzo's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

- The annual incentive plan funded at 115% based on overall corporate results, which was reduced by 50% to 57.5% of target given negative net income.
- Implementing comprehensive auto profitability improvement plan with significant rate increases and expense reductions.
- Successfully transitioned from chief financial officer (CFO) to President, Property-Liability.
- Leading Transformative Growth implementation, including efforts to improve customer experience, digital capabilities, and lower costs.
- As CFO, participated in ERRM actions to reduce investment risk in response to increased inflation and decline in auto insurance profitability.

2022 Compensation

Weighting		Actual	Target	Outcome
21%	Salary (Cash)	$793,750	N/A	N/A
16%	Annual Incentive (Cash)	$603,665	150% of salary	57.5% of target
63%	Long-Term Incentive Award (Equity)	$2,419,118[1]	325% of salary	100% of target

Salary (Cash)
The committee approved an increase from $750,000 to $850,000 during 2022 based on Mr. Rizzo's change in role, evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets
Mr. Rizzo's annual incentive and equity incentive targets were increased in 2022 based on an expansion of his role. Mr. Rizzo's annual incentive target was 150% of salary (previously 125%) and his target equity incentive was 325% of salary (previously 300%).

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $603,665 for Mr. Rizzo, which was 57.5% of target funding level.

Long-Term Incentive Award (Equity)
In 2022, based on its assessment of Mr. Rizzo's performance in delivering strong business results in 2021, his job scope and added responsibilities, and market data, the committee granted him equity awards with a grant date fair value of $2,419,118, which was Mr. Rizzo's target equity incentive award.

[1] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 87** for more details on the Monte Carlo valuation.

John Dugenske

President, Investments and Corporate Strategy

Mr. Dugenske is responsible for the company's investment portfolio, financial products, corporate strategy and business transformation.

2022 Performance and Compensation

In 2022, Mr. Dugenske's performance was assessed based on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

- The annual incentive plan funded at 115% based on overall corporate results, which was reduced by 50% to 57.5% of target given negative net income.
- Investment returns were better than benchmark reflecting proactive risk and return management and tactical asset allocation.
- Reduced overall risk profile of portfolio in conjunction with ERRM by lowering interest rate and equity exposure, subsequently reducing investment losses by $2 billion.
- Market-Facing Business results were largely on plan and slightly better than prior year.
- Transformative Growth support enhanced efficiency and effectiveness.

2022 Compensation

Weighting		Actual	Target	Outcome
19%	Salary (Cash)	$844,808	N/A	N/A
17%	Annual Incentive (Cash)	$729,077	150% of salary	57.5% of target
64%	Long-Term Incentive Award (Equity)	$2,771,234[1]	325% of salary	100% of target

Salary (Cash)
The committee approved an increase from $820,000 to $850,000 during 2022 based on evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets
Mr. Dugenske's annual incentive targets did not change in 2022. Mr. Dugenske's annual incentive target was 150% of salary and his target equity incentive was 325% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $729,077 for Mr. Dugenske, which was 57.5% of target funding level.

Long-Term Incentive Award (Equity)
In 2022, based on its assessment of Mr. Dugenske's performance in delivering strong business results in 2021, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $2,771,234, which was Mr. Dugenske's target equity incentive award opportunity of 325% of salary due to progress made toward Transformative Growth goals.

Suren Gupta

President, Enterprise Solutions

Mr. Gupta leads Allstate's technology, international operations, real estate, corporate venture capital and sourcing and procurement solutions.

2022 Performance and Compensation

In 2022, Mr. Gupta's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

- The annual incentive plan funded at 115% based on overall corporate results, which was reduced by 50% to 57.5% of target given negative net income.
- Successfully deployed new property-liability operating product system with a minimally viable product in two states.
- Effectively operated and enhanced existing technology ecosystems for Market-Facing Business and AOR.
- Significant cost reductions achieved by reducing real estate footprint and expanded procurement from diverse suppliers.

2022 Compensation

Weighting		Actual	Target	Outcome
25%	Salary (Cash)	$720,673	N/A	N/A
13%	Annual Incentive (Cash)	$373,163	90% of salary	57.5% of target
62%	Long-Term Incentive Award (Equity)	$1,819,822[1]	250% of salary	100% of target

Salary (Cash)
$725,000

Incentive Targets
Mr. Gupta's annual incentive target was 90% of salary and his target equity incentive was 250% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $373,163 for Mr. Gupta, which was 57.5% of target funding level.

Long-Term Incentive Award (Equity)
In 2022, based on its assessment of Mr. Gupta's performance in delivering strong business results in 2021, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $1,819,822, which was Mr. Gupta's target equity incentive award opportunity of 250% of salary due to progress made toward Transformative Growth goals.

[1] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 87** for more details on the Monte Carlo valuation.

Robert Toohey

Executive Vice President and Chief Human Resources Officer

Mr. Toohey has responsibility for Allstate's human resources activities and ensures that the company attracts, retains and cultivates a diverse workforce that will help the company succeed. He also oversaw the law and regulation department until Ms. DeBiase filled Ms. Ferguson's role.

2022 Performance and Compensation

In 2022, Mr. Toohey's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

- The annual incentive plan funded at 115% based on overall corporate results, which was reduced by 50% to 57.5% of target given negative net income.
- Significantly improved human resources operating performance while rebuilding the leadership team.
- Advanced talent development by improving diversity representation across enterprise and enhancing culture. Employee engagement remained strong.
- Developed and implemented plan to enhance organization effectiveness to support Transformative Growth.

2022 Compensation

Weighting		Actual	Target	Outcome
16%	Salary (Cash)	$468,750	N/A	N/A
9%	Annual Incentive (Cash)	$247,232	90% of salary	57.5% of target
75%	Long-Term Incentive Award (Equity)	$2,178,876[1][2]	225% of salary	195% of target

Salary (Cash)
$625,000

Incentive Targets
Mr. Toohey's annual incentive target was 90% of salary and his target equity incentive opportunity was 225% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $247,232 for Mr. Toohey, which was 57.5% of target funding level.

Long-Term Incentive Award (Equity)
In 2022, the committee granted Mr. Toohey a pro-rated target award based on his date of hire using the standard mix of options and PSAs and also a sign-on grant of RSUs valued at $1,000,000 with an aggregate grant date fair value of $2,178,876, which was 195% of Mr. Toohey's target equity incentive award opportunity of 225% of salary.

Don Civgin

Former Vice Chair and CEO, Protection Products and Services

Prior to his retirement, Mr. Civgin was vice chair with overall corporate leadership responsibility and operational oversight of Allstate's Protection Services, which includes Allstate Dealer Services, Allstate Roadside, Allstate Identity Protection, Arity, Allstate Protection Plans and Avail.

2022 Performance and Compensation

In 2022, Mr. Civgin's performance was assessed based on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was at target funding with no discretion applied.

- The annual incentive plan funded at 115% based on overall corporate results, which was reduced by 50% to 57.5% of target given negative net income.
- Strong operating results in Market-Facing Businesses, including exceptional growth of Allstate Protection Plans and Dealer Services.
- Strong enterprise leadership on Transformative Growth, strategy and organizational effectiveness.

2022 Compensation

Weighting		Actual	Target	Outcome
9%	Salary (Cash)	$362,998	N/A	N/A
8%	Annual Incentive (Cash)	$297,742	175% of salary	57.5% of target
83%	Long-Term Incentive Award (Equity)	$3,275,601[1]	350%	100%

Salary (Cash)
The committee did not adjust Mr. Civgin's salary of $900,000.

Incentive Targets
Mr. Civgin's annual incentive targets did not change in 2022. Mr. Civgin's annual incentive target was 175% of salary and his target equity incentive was 350% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $297,742 for Mr. Civgin, which was 57.5% of target funding level.

Long-Term Incentive Award (Equity)
In 2022, based on its assessment of Mr. Civgin's performance in delivering strong business results in 2021, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $3,275,601, which was Mr. Civgin's target equity incentive award opportunity of 350% of salary due to progress made toward Transformative Growth goals.

---

[1] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 87** for more details on the Monte Carlo valuation.

[2] Equity was the result of a sign-on grant. Outcome reflects grant as a percent of prorated target.

Glenn T. Shapiro

Former President, Property-Liability

Prior to his retirement, Mr. Shapiro led the Property-Liability businesses, which comprise approximately 80% of Allstate's total insurance premiums and contract charges.

2022 Performance and Compensation

In addition to Mr. Civgin's retirement, Allstate had other senior leadership changes in 2022, including the retirement of Mr. Shapiro and the death of Ms. Ferguson in April. To stagger these leadership transitions, we asked Mr. Shapiro to remain at the company until a leadership transition could be executed with minimal impact on near-term performance, and indicated that we would consider this in his compensation. No formal agreement was made and Mr. Shapiro was employed for nine months of the year. As a result, he was awarded a separation payment estimated to be equal to his pro-rated annual cash incentive award for those nine months, totaling $1,100,000, and continued vesting of the 2020 PSA grant, for which Mr. Shapiro had served approximately 92% of the 2020-2022 performance period. Upon his retirement, Mr. Shapiro forfeited all other unvested equity granted from 2020 to 2022, including in-the money stock options valued at $1,023,249 and PSAs with a target value of $3,817,965, and agreed to a non-compete and solicitation agreement through February 2024.

2022 Compensation

Weighting		Actual[1]	Target	Outcome
21%	Salary (Cash)	$733,323	N/A	N/A
0%	Annual Incentive (Cash)	—	150% of salary	0% of target
79%	Long-Term Incentive Award (Equity)	$2,838,840	325% of salary	Forfeited

Salary (Cash)
The committee approved an increase from $840,000 to $870,000 during 2022 based on evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets
Mr. Shapiro's annual incentive targets did not change in 2022. Mr. Shapiro's annual incentive target was 150% of salary and his target equity incentive opportunity was 325% of salary.

Annual Incentive (Cash)
The committee approved a separation payment of $1,100,000 for Mr. Shapiro, to be paid in 2023, which represents the pro-rated estimated annual incentive payout he would have received for his performance at the time of his departure from the company.

Long-Term Incentive Award (Equity)
In 2022, based on its assessment of Mr. Shapiro's performance in delivering strong business results in 2021, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $2,838,840. However, given Mr. Shapiro's retirement from the company during 2022, he forfeited this equity grant.

[1] Actual compensation is reflective of Mr. Shapiro's departure from the company effective September 30, 2022, including a separation payment equal to his pro-rated annual cash incentive award estimated at the time of his retirement. He forfeited all unvested equity, including the 2022 long-term incentive award.

Other Elements of Compensation

To remain competitive with other employers and to attract, retain, and motivate highly talented executives and other employees, we offer the benefits listed in the following table.

Benefit or Perquisite	Named Executives	Other Officers and Certain Managers	All Full-time and Regular Part-time Employees
401(k)[1] and defined benefit pension	●	●	●
Supplemental retirement benefit	●	●	
Health and welfare benefits[2]	●	●	●
Supplemental long-term disability	●	●	
Deferred compensation	●	●	
Financial planning services[3]	●	●	
Perquisite allowance	●	●	
Personal use of aircraft, ground transportation, and mobile devices[4]	●	●	
Tickets to Allstate events[5]	●	●	●

[1] Allstate contributed 100% of the first 2% of eligible pay contributed plus 50% of the next 4% (up to 4% total).

[2] Including medical, dental, vision, life, accidental death and dismemberment, long-term disability, and group legal insurance. For named executives and other officers, Allstate offers an executive physical program.

[3] Financial planning services are available to senior executives.

[4] The Board encourages the CEO to use our corporate aircraft when it improves his efficiency in managing the company, even if it is for personal purposes. Personal usage is counted as taxable compensation. In limited circumstances approved by the CEO, other senior executives are permitted to use our corporate aircraft for personal purposes. In addition to, and separate from, the use of corporate aircraft for personal use, Mr. Wilson can utilize the company's arrangements with FlexJet and pay FlexJet for per hour costs at Allstate's rates. Ground transportation is available to senior executives. Mobile devices are available to senior executives, other officers, and certain managers and employees depending on their job responsibilities.

[5] Tickets to Allstate-sponsored events or the Allstate Arena are offered as recognition for service.

Retirement Benefits

Each named executive participates in two different defined benefit pension plans. The Allstate Retirement Plan (ARP) is a tax qualified defined benefit pension plan available to all of our regular full-time and part-time employees who meet certain age and service requirements. The ARP provides an assured retirement income based on an employee's level of compensation and length of service at no cost to the employee. As the ARP is a tax qualified plan, federal tax law limits (1) the amount of an individual's compensation that can be used to calculate plan benefits and (2) the total amount of benefits payable to a plan participant on an annual basis. For certain employees, these limits may result in a lower benefit under the ARP than would have been payable otherwise. Therefore, the Supplemental Retirement Income Plan (SRIP) is used to provide ARP-eligible employees whose compensation or benefit amount exceeds the federal limits with an additional defined benefit in an amount equal to what would have been payable under the ARP if the federal limits did not exist. Effective January 1, 2014, Allstate modified its defined benefit pension plans so that thereafter, all eligible employees earn pension benefits under a new cash balance formula.

On April 5, 2022, Mr. Civgin announced his retirement as Vice Chair and CEO, Protection Products and Services, effective May 1, 2022. Mr. Civgin was retirement eligible under the terms of the Allstate Retirement Plan and the 2019 Equity Incentive Plan. Accordingly, upon his retirement, Mr. Civgin was eligible to receive (1) a pro-rated annual incentive award in the amount of $297,742 for 2022 performance, (2) continued vesting of all outstanding target PSAs granted in 2020 and 2021, and (3) continued vesting of a pro-rated portion of the outstanding target PSAs granted in 2022. All PSAs are subject to actual company performance during the full performance period.

Change in Control and Post-Termination Benefits

Consistent with our compensation objectives, we offer these benefits to attract, motivate, and retain executives. Change in control benefits and post-termination benefits are designed to maintain alignment between the interests of our executives and our shareholders in the event of a sale or merger of the company.

The following summarizes Allstate's change in control benefits for the executive officers:

• The amount of cash severance payable to the CEO and other named executive officers is two times the sum of base salary and target annual incentive.

• The CIC Plan does not include excise tax gross ups or a lump sum cash pension enhancement.

• In order to receive the cash severance benefits under the CIC Plan, a participant must have been terminated (other than for cause, death, or disability) or the participant must have terminated employment for good reason (such as adverse changes in the terms or conditions of employment, including a material reduction in base compensation, a material change in authority, duties, or responsibilities, or a material change in job location) within two years following a change in control.

• Long-term equity incentive awards vest on an accelerated basis due to a change in control only if the participant has been terminated (other than for cause, death, or disability) or the participant terminated employment for good reason (as defined above) within two years following a change in control.

The change in control and post-termination arrangements that are described in the *Potential Payments as a Result of Termination or Change in Control* section on **pages 97-98** are not provided exclusively to the named executives. A larger group of management employees is eligible to receive many of the post-termination benefits described in that section.

Compensation Governance Practices

Equity Ownership Requirements

Instituted in 1996, stock ownership requirements oblige each of the named executives to own Allstate common stock worth a multiple of base salary to link management and shareholders' interests. **Senior executives, other than the CEO, are required to own Allstate common stock worth four times their base salary**. The CEO's requirement is eight times his base salary. The below chart shows the salary multiple requirement and the equity holdings that count toward the requirement.

The current stock ownership requirements apply to 71 of our senior executives and other officers as of December 31, 2022, and require these executives to hold 75% of net shares received as a result of equity compensation awards until their salary multiple requirements are met.

STOCK OWNERSHIP AS MULTIPLE OF BASE SALARY AS OF DECEMBER 31, 2022

Named Executive	Stock Ownership		Vested in the Money Option Value (after-tax)
	Requirement	Actual	
Mr. Wilson	8	92.6	42.9
Mr. Merten	4	3.1	1.6
Mr. Rizzo	4	8.5	3.6
Mr. Dugenske	4	13.1	1.3
Mr. Gupta	4	15.6	11.4
Mr. Toohey	4	1.6	0

✔ What Counts Toward the Requirement	✖ What Does Not Count Toward the Requirement
✔ Allstate shares owned personally and beneficially	✖ Unexercised stock options
✔ Shares held in the Allstate 401(k) Savings Plan	✖ Unvested performance stock awards
✔ Unvested restricted stock units	

Policies on Hedging and Pledging Securities

We have a policy that prohibits all officers, directors, and employees from engaging in transactions in securities issued by Allstate or any of its subsidiaries that might be considered speculative and engaging in derivative or other transactions designed to hedge or offset any decrease in market value of the securities held by them, such as selling short or buying or selling options, puts or calls, and entering into prepaid variable forward contracts, equity swaps or collars. We also have a policy that prohibits senior executives and directors from pledging Allstate securities as collateral for a loan or holding such securities in a margin account, unless an exception is granted by the Chair or Lead Director (or by the Lead Director in the case of a request by the Chair).

Clawback of Compensation

Equity awards granted beginning in 2020 and annual cash incentive awards for performance years beginning in 2020 are subject to clawback in accordance with the clawback policy approved by the committee. The clawback policy provides for the recovery of certain equity awards and annual cash incentive awards to executive officers and other executive vice presidents. If performance results are later subject to a downward adjustment as a result of a material financial restatement, irrespective of cause, then the paid awards are recalculated with revised results with the compensation overpayment subject to clawback. The clawback policy also provides for the ability to recover equity and annual cash incentive awards in certain circumstances if an executive is terminated for improper conduct that leads to a material adverse impact on the reputation of, or a material adverse economic consequence for, the company.

Compensation Risk

Allstate's compensation policies and practices are structured to reward employees for successfully executing the company's strategies and annual operating goals while adhering to our risk and return principles. Compensation plans provide a balanced mix of cash and equity through annual and long-term incentives that align with short- and long-term business goals. No one, regardless of eligibility, is guaranteed an award under the annual cash incentive program. Additionally, multiple performance measures are utilized that correlate with long-term shareholder value creation and diversify the risk associated with any single performance indicator.

Compensation Committee Report

The committee has reviewed and discussed with management the Compensation Discussion and Analysis contained on **pages 62-86** of this proxy statement. Based on such review and discussions, the committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation and Human Capital Committee

Perry M. Traquina (Chair) **Richard T. Hume** **Margaret M. Keane**

Andrea Redmond **Judith A. Sprieser**

Summary Compensation Table

The following table summarizes the compensation of the named executives for the last three fiscal years. However, for Messrs. Merten, Gupta and Toohey, only the last fiscal year is shown since this is their first year as a named executive.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)	Total Without Change in Pension Value ($)[5]
Thomas J. Wilson Chair, President, and Chief Executive Officer	2022	1,385,000	—	6,868,175	4,293,494	2,389,125	—	69,207	15,005,001	15,005,001
	2021	1,378,943	—	6,335,804	4,304,994	6,286,039	697,929	63,211	19,066,920	18,368,991
	2020	1,375,962	—	7,312,094	4,404,993	4,889,565	3,116,842	26,930	21,126,386	18,009,544
Jesse Merten Executive Vice President and Chief Financial Officer	2022	594,178	—	905,628	556,708	346,233	22,648	25,760	2,451,155	2,428,507
Mario Rizzo President, Property-Liability	2022	793,750	—	1,490,699	928,419	603,665	—	26,250	3,842,783	3,842,783
	2021	748,616	—	1,349,579	917,031	1,478,500	—	25,790	4,519,516	4,519,516
	2020	752,039	—	1,434,229	863,998	1,250,000	516,698	26,112	4,843,076	4,326,378
John Dugenske President, Investments and Corporate Strategy	2022	844,808	—	1,705,240	1,065,994	729,077	86,745	25,760	4,457,624	4,370,879
	2021	816,539	—	1,580,935	1,074,195	1,861,129	68,382	25,160	5,426,340	5,357,958
	2020	810,577	—	1,672,397	1,007,507	1,410,109	59,411	25,482	4,985,483	4,926,072
Suren Gupta President, Enterprise Solutions	2022	720,673	—	1,119,824	699,998	373,163	63,711	37,510	3,014,879	2,951,168
Robert Toohey Executive Vice President and Chief Human Resources Officer	2022	468,750	—	1,678,865	500,011	247,232	—	70,466	2,965,324	2,965,324
Don Civgin Former Vice Chair and CEO, Protection Products and Services	2022	362,998	—	2,015,605	1,259,996	297,742	109,236	26,425	4,072,002	3,962,766
	2021	900,000	—	1,919,000	1,303,914	2,392,401	119,623	35,327	6,670,265	6,550,642
	2020	905,769	—	1,952,092	1,175,995	1,810,861	113,798	28,664	5,987,179	5,873,381
Glenn T. Shapiro Former President, Property-Liability	2022	733,323	—	1,746,831	1,092,009	—	80,130	32,084	3,684,377	3,604,247
	2021	836,539	—	1,621,454	1,101,729	1,906,680	75,720	34,593	5,576,715	5,500,995
	2020	828,077	—	1,683,122	1,014,003	1,473,089	67,206	34,382	5,099,879	5,032,673

[1] This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The value of PSAs assumes target-level performance, which is the probable achievement level of the performance conditions. The number of PSAs granted in 2022 to each named executive is provided in the *Grants of Plan-Based Awards* table on **page 89**. The value of the PSAs granted in 2022 if maximum corporate performance were to be achieved is as follows: Mr. Wilson $11,376,521, Mr. Merten $1,490,193, Mr. Rizzo $2,465,549, Mr. Dugenske $2,824,578, Mr. Gupta $1,854,889 and Mr. Toohey $1,098,810. Mr. Civgin's prorated outstanding PSAs will remain outstanding and eligible to vest upon completion of the original performance period based on actual company performance, the value of the prorated PSAs granted in 2022 if maximum corporate performance were to be achieved is $667,691. Mr. Shapiro forfeited the 2022 PSA grant in connection with his departure from the company.

The aggregate grant date fair value of PSAs granted in 2022, 2021, and 2020, is computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 (ASC 718). The fair value of PSAs that do not include a market-based condition is based on the final closing price of Allstate's common stock on the grant date, which reflects the payment of expected future dividends. The fair value of the PSA component with a market-based condition is measured on the grant date using a Monte Carlo simulation model. The market-based condition measures the company's TSR relative to the TSR of peer companies, expressed in terms of the company's TSR percentile rank among the peer companies, over a three calendar-year performance period. The Monte Carlo simulation model uses a risk-neutral framework to model future stock price movements based upon the risk-free rate of return at the time of grant, volatilities of the company and the peer companies, and expected term assumed to be equal to the remaining measurement period. The market value in part reflects the payment of expected future dividends.

For the year ended December 31, 2022, the 2022 PSA component with a market-based condition assumes a risk-free rate of 1.7%, volatility of 30.4%, average peer volatility of 34.2% and an expected term of 2.9 years. See Note 19 to our audited financial statements for 2022.

[2] The aggregate grant date fair value of option awards is computed in accordance with FASB ASC 718. The fair value of each option award is estimated on the grant date using a binomial lattice model and the assumptions (see Note 19 to our audited financial statements for 2022) as set forth in the following table:

	2022	2021	2020
Weighted average expected term	5.9 years	7.5 years	6.1 years
Expected volatility	19.8%-29.9%	16.5%-28.8%	16.3%-37.1%
Weighted average volatility	23.2%	23.0%	17.6%
Expected dividends	2.5%-3.0%	2.0%-3.0%	1.6%-2.4%
Weighted average expected dividends	2.8%	3.1%	1.8%
Risk-free rate	0%-4.8%	0%-1.7%	0.1%-1.8%

This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The number of options granted in 2022 to each named executive is provided in the *Grants of Plan-Based Awards* table on **page 89**.

[3] Amounts reflect the aggregate increase in actuarial value of the pension benefits as set forth in the *Pension Benefits* table, accrued during 2022, 2021, and 2020. These are benefits under the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP). Non-qualified deferred compensation earnings are not reflected since our Deferred Compensation Plan does not provide above-market earnings. The pension plan measurement date is December 31. (See Note 18 to our audited financial statements for 2022.) **For 2022, the change in pension value was negative $3,130,051 for Mr. Wilson and negative $726,008 for Mr. Rizzo.** For 2021, the change in pension value was negative $35,112 for Mr. Rizzo. These negative numbers are not reflected in the amounts disclosed above.

The following table reflects the respective change in the actuarial value of the benefits provided to the named executives in 2022:

Name	ARP ($)	SRIP ($)
Mr. Wilson	(243,049)	(2,887,002)
Mr. Merten	2,867	19,781
Mr. Rizzo	(509,916)	(216,092)
Mr. Dugenske	9,725	77,020
Mr. Gupta	11,650	52,061
Mr. Toohey	-	-
Mr. Civgin	18,723	90,513
Mr. Shapiro	9,510	70,620

Interest rates and other assumptions can have a significant impact on the change in pension value from one year to another.

[4] The following table describes the incremental cost of other benefits provided in 2022 that are included in the "All Other Compensation" column.

Name	Personal Use of Aircraft[a] ($)	401(k) Match[b] ($)	Other[c] [d] ($)	Total All Other Compensation ($)
Mr. Wilson	42,877	12,200	14,130	69,207
Mr. Merten	0	12,200	13,560	25,760
Mr. Rizzo	0	12,200	14,050	26,250
Mr. Dugenske	0	12,200	13,560	25,760
Mr. Gupta	0	12,200	25,310	37,510
Mr. Toohey	0	12,200	58,266	70,466
Mr. Civgin	0	12,200	14,225	26,425
Mr. Shapiro	0	12,200	19,884	32,084

[a] When applicable, the amount reported for personal use of aircraft is based on the incremental cost method, which is calculated based on Allstate's average variable costs per flight hour. Variable costs include fuel, maintenance, on-board catering, landing/ramp fees, and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of flight hours flown by the aircraft to derive an average variable cost per flight hour. This average variable cost per flight hour is then multiplied by the flight hours flown for personal use to derive the incremental cost. This method of calculating the incremental cost excludes fixed costs that do not change based on usage, such as pilots' and other employees' salaries, costs incurred in purchasing the aircraft, and non-trip-related hangar expenses. Separate from the use of corporate aircraft for personal use, Mr. Wilson also utilized the company's arrangements with FlexJet and paid FlexJet directly for costs.

[b] Each of the named executives participated in our 401(k) plan during 2022. The amount shown is the amount allocated to their accounts as employer matching contributions. Mr. Toohey will not be vested in the employer matching contribution until he has completed two years of vesting service.

[c] "Other" consists of personal benefits and perquisites related to mobile devices, financial planning, ground transportation, executive physical related items and supplemental long-term disability coverage. There were no incremental costs for the use of mobile devices or executive physical related items. We provide supplemental long-term disability coverage to all regular full- and part-time employees who participate in the long-term disability plan and whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan. This coverage is self-insured (funded and paid for by Allstate when obligations are incurred). No obligations for the named executives were incurred in 2022, and therefore, no incremental cost is reflected in the table.

[d] Additionally, in connection with his hiring in 2022, Mr. Toohey was paid a relocation allowance of approximately $45,246 in taxable housing, moving and other expenses associated with his relocation to our corporate headquarters in Chicago, Illinois. The payment of these relocation expenses mitigates personal loss and distraction when we ask our executives to move for the purpose of leading and promoting the continued success of the company and/or our business units.

[5] We have included an additional column to show total compensation minus the change in pension value. The amounts reported in this column may differ substantially from, and are not a substitute for, the amounts reported in the "Total" column required under SEC rules. The change in pension value is subject to several external variables, including interest rates, that are not related to company or individual performance and may differ significantly based on the formula under which the benefits were earned.

Grants of Plan-Based Awards at Fiscal Year-end 2022

The following table provides information about awards granted to our named executives during fiscal year 2022.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[(2)]			Estimated Future Payouts Under Equity Incentive Plan Awards[(3)]			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	All Other Stock Awards: number of shares of stock or units	Grant Date Fair Value ($)[(5)]	
Name	Grant Date	Plan Awards[(1)]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($/Sh)[(4)]	units (#)	Stock Awards	Option Awards
Mr. Wilson	—	Annual cash Incentive	2,077,500	4,155,000	10,000,000								
	02/17/2022	PSAs				0	52,513	105,026				6,868,175	
	02/17/2022	Stock options							204,647	122.64			4,293,494
Mr. Merten	—	Annual cash incentive	301,072	602,145	2,408,579								
	02/17/2022	PSAs				0	5,871	11,742				767,868	
	10/05/2022	PSAs				0	865	1,730				137,760	
	02/17/2022	Stock options							22,879	122.64			480,001
	10/05/2022	Stock options							2,602	133.00			76,707
Mr. Rizzo	—	Annual cash incentive	524,926	1,049,853	4,199,411								
	02/17/2022	PSAs				0	11,008	22,016				1,439,736	
	10/05/2022	PSAs				0	320	640				50,963	
	02/17/2022	Stock options							42,898	122.64			900,000
	10/05/2022	Stock options							964	133.00			28,419
Mr. Dugenske	—	Annual cash incentive	633,980	1,267,961	5,071,842								
	02/17/2022	PSAs				0	13,038	26,076				1,705,240	
	02/17/2022	Stock options							50,810	122.64			1,065,994
Mr. Gupta	—	Annual cash incentive	324,490	648,980	2,595,920								
	02/17/2022	PSAs				0	8,562	17,124				1,119,824	
	02/17/2022	Stock options							33,365	122.64			699,998
Mr. Toohey		Annual cash incentive	214,985	429,970	1,719,878								
	04/05/2022	PSAs				0	4,372	8,744				678,797	
	04/05/2022	Stock options							19,298	137.24			500,011
	04/05/2022	Restricted stock awards							7,287			1,000,068	
Mr. Civgin		Annual cash incentive	258,906	517,813	2,071,251								
	02/17/2022	PSAs				0	15,411	30,822				2,015,605	
	02/17/2022	Stock options							60,057	122.64			1,259,996
Mr. Shapiro		Annual cash incentive	0	0	0								
	02/17/2022	PSAs				0	13,356	26,712				1,746,831	
	02/17/2022	Stock options							52,050	122.64			1,092,009

(1) Awards granted under the Annual Executive Incentive Plan and the 2019 Equity Incentive Plan. An explanation of the amount of salary and bonus in proportion to total compensation can be found under the *Compensation Elements* and *Compensation Decisions for 2022* captions on **pages 70 and 79-83**.

(2) The amounts in these columns consist of the threshold, target, and maximum annual cash incentive awards for the named executives. The threshold amount for each named executive is 50% of target, as the minimum amount payable (subject to individual performance) if threshold performance is achieved. If the threshold is not achieved, the payment to the named executives would be zero. The target amount is based upon achievement of the performance measures listed under the *Annual Cash Incentive Awards* caption on **page 71**. The maximum amount is equal to 200% of target plus an additional individual performance factor of 200% of plan funding to recognize extraordinary performance, subject to the maximum of $10 million that may be paid to any participant for any fiscal year under the Annual Executive Incentive Plan. For a description of the ranges of performance established by the committee for the 2022 annual incentive, see **page 74**.

(3) The amounts shown in these columns reflect the threshold, target, and maximum PSAs for the named executives. The threshold amount for each named executive is 0% payout. The target and maximum amounts are based upon achievement of the performance measures listed under the *PSA Ranges of Performance* caption on **page 77**. Mr. Shapiro forfeited his 2022 grant upon his departure from the company.

(4) The exercise price of each option is equal to the closing sale price on the NYSE on the grant date or, if there was no such sale on the grant date, then on the last previous day on which there was a sale.

(5) Related to the February 17, 2022 grants, the aggregate grant date fair value of the PSAs was $130.79 and for stock option awards was $20.98. Related to the April 5, 2022 grants, the aggregate grant date fair value of the PSAs was $155.26 and for stock option awards was $25.91. Related to the October 5, 2022 grants, the aggregate grant date fair value of the PSAs was $159.26 and for stock option awards was $29.48. Aggregate grant date fair value is computed in accordance with FASB ASC 718. The assumptions used in the valuation are discussed in footnotes 1 and 2 to the Summary Compensation Table on pages 87-88.

Performance Stock Awards ("PSAs")

PSAs represent our promise to transfer shares of common stock in the future if certain performance measures are met. For the awards granted in 2022, the actual number of PSAs that vest will vary from 0% to 200% of target PSAs based on Average Performance Net Income ROE (50%), Relative TSR (30%) and Items in Force (20%) results for a three-year measurement period. For a definition of how those measures are calculated, see **pages 102-103**. Vested PSAs will be converted into shares of Allstate common stock and dividend equivalents accrued on these shares will be paid in cash. No dividend equivalents will be paid prior to vesting. PSAs will vest following the end of the three-year performance cycle if the performance conditions are met, subject to continued employment (other than in the event of death, disability, retirement, or a qualifying termination following a change in control).

Stock Options

Stock Options represent an opportunity to buy shares of Allstate common stock at a fixed exercise price at a future date. Stock Options align the interests of executives with long-term shareholder value since the stock price must appreciate from the grant date for the executives to earn compensation.

Under our shareholder-approved equity incentive plan, the exercise price cannot be less than the closing price of a share on the grant date. Stock option repricing is not permitted.

All Stock Option awards have been made in the form of non-qualified stock options. The options granted to the named executives become exercisable over three years. One-third of the stock options become exercisable on the anniversary of the grant date for each of the three years subject to continued employment through each anniversary date, except in the event of retirement, death, disability or a qualifying termination following change in control. All of the options expire ten years from the grant date, unless an earlier date has been approved by the committee in connection with certain change in control situations or other special circumstances such as termination, death, or disability.

Outstanding Equity Awards at Fiscal Year-end 2022

The following table summarizes the outstanding equity awards of the named executives as of December 31, 2022.

	Option Awards[1]					Stock Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[2]	Number of Securities Underlying Unexercised Options Unexercisable (#)[2]	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[4]
Mr. Wilson	02/18/2014	309,237		52.18	02/18/2024					
	02/18/2015	294,494		70.71	02/18/2025					
	02/11/2016	295,324		62.32	02/11/2026					
	02/09/2017	248,447		78.35	02/09/2027					
	02/22/2018	227,406		92.80	02/22/2028					
	02/08/2019	269,746		92.46	02/08/2029					
	02/19/2020	160,473	80,237	124.26	02/19/2030	02/19/2020	65,937	8,941,057		
	02/18/2021	92,401	184,804	105.08	02/18/2031	02/18/2021			122,906	16,666,054
	02/17/2022	0	204,647	122.64	02/17/2032	02/17/2022			105,026	14,241,526
Mr. Merten	01/04/2018	700		100.80	01/04/2028					
	02/22/2018	9,208		92.80	02/22/2028					
	02/08/2019	29,451		92.46	02/08/2029					
	02/19/2020	13,114	6,558	124.26	02/19/2030	02/19/2020	5,389	730,748		
	02/18/2021	9,729	19,459	105.08	02/18/2031	02/18/2021			12,942	1,754,935
	02/17/2022	0	22,879	122.64	02/17/2032	02/17/2022			11,742	1,592,215
	10/05/2022	0	2,602	133.00	10/05/2032	10/05/2022			1,730	234,588
Mr. Rizzo	02/22/2018	49,296		92.80	02/22/2028					
	02/08/2019	56,225		92.46	02/08/2029					
	02/19/2020	31,475	15,738	124.26	02/19/2030	02/19/2020	12,933	1,753,715		
	02/18/2021	19,683	39,366	105.08	02/18/2031	02/18/2021			26,180	3,550,008
	02/17/2022	0	42,898	122.64	02/17/2032	02/17/2022			22,016	2,985,370
	10/05/2022	0	964	133.00	10/05/2032	10/05/2022			640	86,784
Mr. Dugenske	02/08/2019	20,081		92.46	02/08/2029					
	02/19/2020	36,703	18,352	124.26	02/19/2030	02/19/2020	15,081	2,044,984		
	02/18/2021	23,056	46,113	105.08	02/18/2031	02/18/2021			30,668	4,158,581
	02/17/2022	0	50,810	122.64	02/17/2032	02/17/2022			26,076	3,535,906
Mr. Gupta	02/18/2014	20,241		52.18	02/18/2024					
	02/18/2015	45,775		70.71	02/18/2025					
	02/11/2016	48,400		62.32	02/11/2026					
	02/09/2017	41,408		78.35	02/09/2027					
	02/22/2018	38,732		92.80	02/22/2028					
	02/08/2019	42,838		92.46	02/08/2029					
	02/19/2020	24,044	12,022	124.26	02/19/2030	02/19/2020	9,879	1,339,592		
	02/18/2021	14,978	29,956	105.08	02/18/2031	02/18/2021			19,992	2,701,432
	02/17/2022	0	33,365	122.64	02/17/2032	02/17/2022			17,124	2,322,014
Mr. Toohey	04/05/2022	0	19,298	137.24	04/05/2032	04/05/2022	7,287	988,117	8,744	1,185,686
Mr. Civgin[6]	02/19/2020	42,841	21,421	124.26	04/30/2027	02/19/2020	17,603	2,386,967		
	02/18/2021	27,987	55,974	105.08	04/30/2027	02/18/2021			37,226	5,047,846
	02/17/2022	0	12,011	122.64	04/30/2027	02/17/2022			6,164	835,838
Mr. Shapiro[7]	02/19/2020	0	0	124.26	12/30/2022	02/19/2020	13,223	1,793,039		
	02/18/2021	0	0	105.08	12/30/2022	02/18/2021			0	0
	02/17/2022	0	0	122.64	12/30/2022	02/17/2022			0	0

(1) The options vest over three years: one-third will become exercisable on the anniversary of the grant date for each of the three years. The exercise price of each option is equal to the closing price of Allstate's common stock on the grant date.

(2) The aggregate value and aggregate number of exercisable and unexercisable in-the-money options as of December 31, 2022, for each of the named executives are as follows:

Name	Exercisable		Unexercisable	
	Aggregate Number (#)	**Aggregate Value ($)**	**Aggregate Number (#)**	**Aggregate Value ($)**
Mr. Wilson	1,897,528	106,780,861	469,688	9,202,331
Mr. Merten	62,202	2,134,620	51,498	971,533
Mr. Rizzo	156,679	5,493,067	98,966	1,938,384
Mr. Dugenske	79,840	1,986,175	115,275	2,273,978
Mr. Gupta	276,416	14,811,752	75,343	1,482,997
Mr. Toohey	0	0	0	0
Mr. Civgin	70,828	1,339,980	89,406	2,106,903
Mr. Shapiro	0	0	0	0

(3) The PSAs vested in one installment on the third anniversary of the grant date, February 19, 2023.

(4) Amount is based on the closing price of our common stock of $135.60 on December 30, 2022.

(5) The PSAs vest in one installment on the third anniversary of the grant date. The number of shares that ultimately vest may range from 0 to 200% of the target depending on actual performance during the three-year performance period. For a description of the PSA program and the performance measures used, see **pages 75-78** and **page 90**. The number of PSAs reflected in this column for the 2021 and 2022 awards is the number of shares that would vest if the maximum level of performance is achieved. Final payouts under the PSAs will not be known until the respective performance period is completed.

(6) Mr. Civgin retired on May 1, 2022 and was entitled to retirement benefits under Allstate's policies. Accordingly, upon his retirement, his then-outstanding PSAs will continue to vest and be delivered on the normal settlement schedule. Amounts earned on his 2021 and 2022 PSA grants will be determined based on the whole performance period and are shown above at maximum payout. Actual amounts earned for the 2020 PSAs were determined by the committee in the first quarter of 2023.

(7) Mr. Shapiro left the company effective September 30, 2022. At that time he received continued vesting of a pro-rated portion of the target PSAs granted in 2020. He forfeited PSAs granted in 2021 and 2022 and all remaining options.

Option Exercises and Stock Vested During 2022

The following table summarizes the options exercised by the named executives during 2022 and the PSAs or restricted stock units that vested during 2022.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
Mr. Wilson	363,409	33,033,87	130,760	16,313,618
Mr. Merten	0	0	14,276	1,781,074
Mr. Rizzo	25,648	1,332,446	27,256	3,400,459
Mr. Dugenske	0	0	29,202	3,643,242
Mr. Gupta	40,000	3,323,000	20,766	2,590,766
Mr. Toohey	0	0	0	0
Mr. Civgin	186,797	8,124,925	31,928	3,983,337
Mr. Shapiro	82,341	1,397,700	31,636	3,946,907

(1) The dollar amount realized upon exercise of the option is determined based on the difference between the market price of the underlying securities at exercise and the exercise price of the options.

(2) The dollar amount realized upon vesting is determined based on the market value underlying the shares on the vesting date.

Retirement Benefits

The following table provides information about the pension plans in which the named executives participate. Each of the named executives participates in the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP).

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1][2]	Payments During Last Fiscal Year ($)
Mr. Wilson	ARP	29.8	1,399,862	0
	SRIP	29.8	20,696,497	0
Mr. Merten	ARP	11.0	83,490	0
	SRIP	11.0	162,650	0
Mr. Rizzo	ARP	33.9	980,612	0
	SRIP	33.9	899,025	0
Mr. Dugenske	ARP	5.8	42,720	0
	SRIP	5.8	314,561	0
Mr. Gupta	ARP	11.7	103,796	0
	SRIP	11.7	480,339	0
Mr. Toohey[3]	ARP	0.8	0	0
	SRIP	0.8	0	0
Mr. Civgin	ARP	13.7	0	144,352
	SRIP	13.7	921,007	0
Mr. Shapiro	ARP	6.5	50,731	0
	SRIP	6.5	334,880	0

[1] These amounts are estimates and do not necessarily reflect the actual amounts that will be paid to the named executives, which will be known only at the time they become eligible for payment. The present value of the accumulated benefit was determined using the same measurement date (December 31, 2022) and material assumptions that we use for year-end financial reporting purposes, except that we made no assumptions for early termination, disability, or pre-retirement mortality. Other assumptions include the following:

- Retirement at the normal retirement age as defined in the plans (age 65).
- Discount rate of 5.69%.

Other assumptions for the final average pay formula include the following:

- ARP benefits are assumed to be paid 80% as a lump sum, 10% as a life annuity, and 10% as a joint and survivor annuity.
- ARP and SRIP benefits are converted to a lump sum. For participants assumed to commence their benefits in 2023, the assumed lump-sum conversion interest rates are based on 100% of the average corporate bond segmented yield curve from August 2022. Specifically, the rates are 3.79% for the first 5 years, 4.62% for the next 15 years, and 4.69% thereafter. For participants assumed to commence their benefits after 2023, the lump-sum conversion interest rate is assumed to be equal to the discount rate of 5.69%.
- Lump-sum calculations were performed using the 2023 and estimated 2024 Internal Revenue Code Section 417(e)(3) mortality tables with a static projection from 2024 to each future year using the MP-2021 projection scale.
- Annuity calculations were performed using the Pri-2012 white-collar mortality table for healthy retirees projected generationally from 2012 with the MP-2021 projection scale.

Other assumptions for the cash balance formula include the following:

- ARP benefits are assumed to be paid as a lump sum.
- Accounts were projected to retirement using the actual interest rate for ARP and SRIP for 2023, specifically the average 30-year Treasury rate from August 2022 of 3.13%. After 2023, accounts are projected using the spot 30-year Treasury rate as of December 31, 2022 of 3.97%.

See Note 18 to our audited financial statements for 2022 for additional information.

[2] The following table shows the lump-sum present value of the non-qualified pension benefits for each named executive earned through December 31, 2022, if the named executive's employment terminated on the earlier of that date or actual termination.

Name	Plan Name	Lump Sum Amount ($)
Mr. Wilson	SRIP	20,696,484
Mr. Merten	SRIP	214,958
Mr. Rizzo	SRIP	1,058,704
Mr. Dugenske	SRIP	362,596
Mr. Gupta	SRIP	510,775
Mr. Toohey	SRIP	-
Mr. Civgin	SRIP	982,048
Mr. Shapiro	SRIP	385,490

The amount shown is based on the lump-sum methodology used by ARP and SRIP in 2023. The lump-sum conversion interest rates are based on 100% of the average corporate bond segmented yield curve from August 2022. Specifically, the rates are 3.79% for the first 5 years, 4.62% for the next 15 years, and 4.69% thereafter. The mortality table used for 2023 is the Internal Revenue Code Section 417(e)(3) mortality tables for 2023.

[3] Mr. Toohey was not a member of the ARP or the SRIP in 2022 and therefore had not accrued a benefit under the ARP or the SRIP.

Allstate Retirement Plan (ARP)

Contributions to the ARP are made entirely by Allstate and are paid into a trust fund from which benefits are paid. Before January 1, 2014, ARP participants earned benefits under one of two formulas (final average pay or cash balance) based on their date of hire or their choice at the time Allstate introduced the cash balance formula. In order to better align our pension benefits with market practices, provide future pension benefits more equitably to Allstate employees, and reduce costs, final average pay benefits were frozen as of December 31, 2013. As of January 1, 2014, all eligible participants earn benefits under a cash balance formula only.

Final Average Pay Formula — Frozen as of 12/31/13

Benefits under the final average pay formula were earned and are stated in the form of a straight life annuity payable at the normal retirement age of 65. Messrs. Rizzo and Wilson have earned final average pay benefits equal to the sum of a Base Benefit and an Additional Benefit. The Base Benefit equals 1.55% of the participant's average annual compensation, multiplied by credited service after 1988 through 2013. The Additional Benefit equals 0.65% of the amount of the participant's average annual compensation that exceeds the participant's covered compensation, multiplied by credited service after 1988 through 2013. Covered compensation is the average of the maximum annual salary taxable for Social Security over the 35-year period ending the year the participant would reach Social Security retirement age. Mr. Wilson is eligible for an unreduced retirement benefit since he remained in service past his normal retirement age of 65. Mr. Rizzo is eligible for a reduced early retirement benefit that would reduce his Base Benefit by 4.8% for each year of early payment before age 65 and his Additional Benefit by 8% for each year of early payment from age 62 to age 65 and 4% for each year of early payment from age 55 to age 62, prorated on a monthly basis based on age at the date payments begin.

Cash Balance Formula — For All Participants Beginning 1/1/14

All named executives, except Mr. Toohey, earned benefits under the cash balance formula in 2022. Mr. Toohey will earn benefits under the cash balance formula after completing one year of vesting service. Under this formula, participants receive pay credits while employed at Allstate, based on a percentage of eligible annual compensation and years of service, plus interest credits. Pay credits are allocated to a hypothetical account in an amount equal to 3% to 5% of eligible annual compensation, depending on years of vesting service. Interest credits are allocated to the hypothetical account based on the interest crediting rate in effect for that plan year as published by the Internal Revenue Service. The interest crediting rate is set annually and is currently based on the average yield for 30-year U.S. Treasury securities for August of the prior year.

Supplemental Retirement Income Plan (SRIP)

SRIP benefits are generally determined using a two-step process: (1) determine the amount that would be payable under the ARP formula(s) specified above if Internal Revenue Code limits did not apply, then (2) reduce the amount described in (1) by the amount actually payable under the applicable ARP formula(s). The normal retirement date under the SRIP is age 65. If eligible for early retirement under the ARP, the employee also is eligible for early retirement under the SRIP. SRIP benefits are not funded and are paid out of Allstate's general assets.

Credited Service

No additional service credit beyond service with Allstate or its predecessors is granted under the ARP or the SRIP to any of the named executives. Mr. Wilson has combined service with Allstate and its former parent company, Sears, Roebuck and Co., of 29.8 years. As a result, a portion of his retirement benefits will be paid from the Sears pension plan. Consistent with the pension benefits of other employees with Sears service who were employed by Allstate at the time of the spin-off from Sears in 1995, Mr. Wilson's final average pay pension benefits under the ARP and the SRIP are calculated as if he had worked his combined Sears-Allstate career with Allstate through December 31, 2013, and then are reduced by amounts earned under the Sears pension plan.

Eligible Compensation

Under both the ARP and SRIP, eligible compensation consists of salary, annual cash incentive awards, and certain other forms of compensation, but does not include long-term cash incentive awards or income related to equity awards. Compensation used to determine benefits under the ARP is limited in accordance with the Internal Revenue Code. For final average pay benefits, average annual compensation is the average compensation of the five highest consecutive calendar years within the last ten consecutive calendar years through 2013.

Payment Options

Payment options under the ARP include a lump sum, straight life annuity, and various survivor annuity options. The lump sum under the final average pay benefit is calculated in accordance with the applicable interest rate and mortality assumptions as required under the Internal Revenue Code. The lump-sum payment under the cash balance benefit is generally equal to a participant's account balance. Payments from the SRIP are paid in the form of a lump sum using the same interest rate and mortality assumptions used under the ARP.

Timing of Payments

Eligible employees are vested in the normal ARP and SRIP retirement benefits on the earlier of the completion of three years of service or upon reaching age 65.

Final average pay benefits are payable at age 65. A participant with final average pay benefits may be entitled to a reduced early retirement benefit on or after age 55 if he or she terminates employment after completing 20 or more years of vesting service.

A participant earning cash balance benefits who terminates employment with at least three years of vesting service is entitled to a lump sum benefit equal to his or her cash balance account balance.

The following SRIP payment dates assume a retirement or termination date of December 31, 2022:

- Mr. Wilson's SRIP benefits earned prior to 2005 would become payable as early as January 1, 2023. Benefits earned after 2004 would be paid on July 1, 2023, or following death.
- Messrs. Dugenske's, Gupta's and Rizzo's SRIP benefits would be paid on July 1, 2023, or following death.
- Mr. Merten's SRIP benefits would be paid on January 1, 2030, or following death.
- Mr. Toohey is not currently a member of the SRIP and therefore has not accrued a benefit under the SRIP.
- Messrs. Civgin's and Shapiro's SRIP benefits are scheduled to be paid as soon as administratively possible after January 1, 2023 and April 1, 2023, respectively.

Non-Qualified Deferred Compensation at Fiscal Year-end 2022

The following table summarizes the non-qualified deferred compensation contributions, earnings, and account balances of our named executives in 2022. All amounts relate to The Allstate Corporation Deferred Compensation Plan.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FYE ($)[2]
Mr. Wilson	0	0	(343,174)	0	1,427,953
Mr. Merten	0	0	0	0	0
Mr. Rizzo	721,208	0	(194,708)	0	2,582,984
Mr. Dugenske	0	0	0	0	0
Mr. Gupta	0	0	0	0	0
Mr. Toohey	0	0	0	0	0
Mr. Civgin	0	0	0	0	0
Mr. Shapiro	0	0	64,361	0	3,468,123

[1] For Mr. Rizzo, Executive Contributions were previously reported in the Salary column for 2022 and the Non-Equity Incentive Plan Compensation column for 2021 in the Summary Compensation Table.

[2] Aggregate earnings were not included in the named executive's compensation in the last completed fiscal year in the Summary Compensation Table.

In order to remain competitive with other employers, we allow the named executives and other employees whose annual compensation exceeds the amount specified in the Internal Revenue Code ($305,000 in 2022), to defer under the Deferred Compensation Plan up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds the Internal Revenue Code limit. Allstate does not match participant deferrals and does not guarantee a stated rate of return.

Deferrals under the Deferred Compensation Plan are credited with earnings or debited for losses based on the results of the notional investment option or options selected by the participants. The notional investment options available in 2022 under the Deferred Compensation Plan are: stable value, S&P 500, international equity, Russell 2000, mid-cap, and bond funds. Under the Deferred Compensation Plan, deferrals are not actually invested in these funds, but instead are credited with earnings or debited for losses based on the funds' investment returns. Because the rate of return is based on actual investment measures in our 401(k) plan, no above-market earnings are credited, recorded, or paid. Our Deferred Compensation Plan and 401(k) plan allow participants to change their investment elections daily, subject to certain trading restrictions.

The Deferred Compensation Plan is unfunded. This means that Allstate does not set aside funds for the plan in a trust or otherwise. Participants have only the rights of general unsecured creditors and may lose their balances in the event of the company's bankruptcy. Account balances are 100% vested at all times.

An irrevocable distribution election is required before making any deferrals into the Deferred Compensation Plan. Generally, a named executive may elect to begin receiving a distribution of his or her account balance immediately upon separation from service or in one of the first through fifth years after separation from service or, for amounts deferred on or after January 1, 2018, in the fifth year after separation from service. The earliest distribution date for deferrals made on or after January 1, 2005, and earnings and losses on these amounts, is six months following separation from service. The named executive may elect to receive payment in a lump sum or in annual cash installment payments over a period of two to ten years, or, for amounts deferred on or after January 1, 2018, over a period of up to five years. In addition, a named executive may elect an in-service withdrawal of his or her entire balance earned and vested prior to January 1, 2005, and earnings and losses on these amounts, subject to forfeiture of 10% of such balance. A named executive may also elect an in-service withdrawal of all or a portion of the deferrals he or she made on or after January 1, 2018, together with earnings and losses on those amounts. Upon proof of an unforeseen emergency, a plan participant may be allowed to access certain funds in a deferred compensation account earlier than the dates specified above.

Potential Payments as a Result of Termination or Change in Control ("CIC")

The following table lists the compensation and benefits that Allstate would generally provide to the named executives in various scenarios involving a termination of employment, other than compensation and benefits generally available to salaried employees. The table describes equity granting practices for the 2022 equity incentive awards. Relevant prior practices are described in the footnotes.

Compensation Elements	Termination Scenarios				
	Termination[1]	Retirement	Termination due to Change in Control[2]	Death	Disability
Base Salary	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately
Severance Pay	None	None	Lump sum is equal to two times salary and annual incentive at target[3]	None	None
Annual Incentive[4]	Forfeited	Prorated for the year and subject to discretionary adjustments[5]	Prorated at target (reduced by any amounts actually paid)	Prorated for the year and subject to discretionary adjustments	Prorated for the year and subject to discretionary adjustments
Stock Options[4][6]	Unvested are forfeited, vested expire at the earlier of three months or normal expiration	Awards granted more than 12 months before, and pro rata portion of award granted within 12 months of retirement, continue to vest. All expire at earlier of five years or normal expiration[7]	Awards vest upon qualifying termination after a CIC	Awards vest immediately and expire at earlier of two years or normal expiration	Awards vest immediately and expire at earlier of two years or normal expiration
Restricted Stock Units[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest[7]	Awards vest upon qualifying termination after a CIC	Awards vest and are payable immediately	Awards vest and are payable immediately
Performance Stock Awards[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest and are paid out based on actual performance[7]	Awards vest based on performance upon a qualifying termination after a CIC[8]	Awards vest and are payable immediately[9]	Awards vest and are payable immediately[9]
Non-Qualified Pension Benefits[10]	Distributions commence per plan	Distributions commence per plan	Immediately payable upon a CIC for Mr. Wilson; distributions commence per plan for other NEOs	Distributions commence per plan	Participant may request payment if age 50 or older

Compensation Elements	Termination Scenarios				
	Termination[1]	Retirement	Termination due to Change in Control[2]	Death	Disability
Deferred Compensation[11]	Distributions commence per participant election	Distributions commence per participant election	Immediately payable upon a CIC for Mr. Wilson; distributions commence per participant election for other participating NEOs	Payable within 90 days	Distributions commence per participant election
Health, Welfare and Other Benefits	None	None	Outplacement services provided; lump sum payment equal to additional cost of welfare benefits continuation coverage for 18 months[12]	None	Supplemental Long Term Disability benefits if enrolled in basic long-term disability plan

[1] Includes both voluntary and involuntary termination other than due to retirement, change in control, death or disability. Examples of involuntary termination independent of a change in control include performance-related terminations; terminations for employee dishonesty and violation of Allstate rules, regulations, or policies; and terminations resulting from lack of work, rearrangement of work, or reduction in force.

[2] In general, a change in control is one or more of the following events: (1) any person acquires 30% or more of the combined voting power of Allstate common stock within a 12-month period; (2) any person acquires more than 50% of the combined voting power of Allstate common stock; (3) certain changes are made to the composition of the Board; or (4) the consummation of a merger, reorganization, or similar transaction. These triggers were selected because any of these could cause a substantial change in management in a widely held company the size of Allstate. Effective upon a change in control, the named executives become subject to covenants prohibiting solicitation of employees, customers, and suppliers until one year after termination of employment. If a named executive incurs legal fees or other expenses in an effort to enforce the change in control plan, Allstate will reimburse the named executive for these expenses unless it is established by a court that the named executive had no reasonable basis for the claim or acted in bad faith.

[3] Under the change in control plan, severance benefits would be payable if a named executive's employment is terminated either by Allstate without cause or by the executive for good reason as defined in the plan during the two years following the change in control. Cause means the named executive has been convicted of a felony or other crime involving fraud or dishonesty, has willfully or intentionally breached the restrictive covenants in the change in control plan, has habitually neglected his or her duties, or has engaged in willful or reckless material misconduct in the performance of his or her duties. Good reason includes a material diminution in a named executive's base compensation, authority, duties, or responsibilities, or a material change in the geographic location where the named executive performs services.

[4] Named executives who receive an equity award or an annual cash incentive award after May 19, 2009, are subject to a non-solicitation covenant while they are employed and for the one-year period following termination of employment. If a named executive violates the non-solicitation covenant, to the extent permitted by applicable law, compensation provided to the named executive (including cancellation of outstanding awards or recovery of all or a portion of any gain realized upon vesting, settlement, or exercise of an award or recovery of all or a portion of any proceeds resulting from any disposition of shares received pursuant to an award) may be recovered if the vesting, settlement, or exercise of the award or the receipt of the sale proceeds occurred during the 12-month period prior to the violation.

[5] Retirement for purposes of the Annual Executive Incentive Plan is defined as termination on or after the date the named executive attains age 55 with at least 10 years of service or age 60 with five years of service.

[6] Named executives who receive an equity award on or after May 21, 2013, that remains subject to a period of restriction or other performance or vesting condition are subject to a non-compete provision for the one-year period following termination of employment. If a named executive violates the non-competition covenant, to the extent permitted by applicable law, any or all of the named executive's outstanding awards that remain subject to a period of restriction or other performance or vesting condition as of the date on which the named executive first violated the non-competition provision may be canceled.

[7] Retirement definitions and treatment for purposes of stock options, restricted stock units, and performance stock awards are as follows:

Definition	Normal Retirement: age 55 with 10 years of service or age 60 with at least five years of service
Treatment	• Unvested awards not granted within 12 months of retirement continue to vest.
	• Prorated portion of unvested awards granted within 12 months of the retirement date continue to vest.
	• Vested stock options expire at the earlier of five years from the date of retirement or the expiration date of the option.

[8] The committee will determine the number of PSAs that continue to vest based on actual performance up to the change in control.

[9] For open cycles, the payout is based on the target number of PSAs.

[10] See the *Retirement Benefits* section for further detail on non-qualified pension benefits and timing of payments.

[11] See the *Non-Qualified Deferred Compensation at Fiscal Year-end 2022* section for additional information on the Deferred Compensation Plan and distribution options available.

[12] If a named executive's employment is terminated due to death during the two years after the date of a change in control, the named executive's estate or beneficiary will be entitled to survivor and other benefits, including retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to the estates or surviving families of peer executives of Allstate. In the event of termination due to disability during the two years after the date of a change in control, Allstate will pay disability and other benefits, including supplemental long-term disability benefits and retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to disabled peer executives.

Estimate of Potential Payments Upon Termination[1]

The table below describes the value of compensation and benefits payable to each named executive, other than Mr. Shapiro, upon termination that would exceed the compensation or benefits generally available to salaried employees in each termination scenario. The total column in the following table does not reflect compensation or benefits previously accrued or earned by the named executives, such as deferred compensation and non-qualified pension benefits. Benefits and payments are calculated assuming a December 31, 2022 employment termination date.

Name	Severance ($)	Annual Incentive Plan ($)[2]	Stock Options — Unvested and Accelerated ($)	Restricted Stock Units and Performance Stock Awards — Unvested and Accelerated ($)	Welfare Benefits and Outplacement Services ($)	Total ($)
Mr. Wilson						
Termination due to Retirement[3]	0	2,389,125	8,860,809	23,477,920	0	34,727,854
Termination due to Change in Control[4]	11,080,000[8]	4,155,000	9,202,331	24,394,847	65,466[6]	48,897,644
Death	0	2,389,125	9,202,331	24,394,847	0	35,986,303
Disability	0	2,389,125	9,202,331	24,394,847	0	35,986,303
Mr. Merten						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	3,442,500[8]	956,250	971,533	2,521,618	72,709[6]	7,964,610
Death	0	346,233	971,533	2,521,618	0	3,839,384
Disability	0	346,233	971,533	2,521,618	6,980,717[7]	10,820,101
Mr. Rizzo						
Termination due to Retirement[3]	0	603,665	1,864,889	4,839,700	0	7,308,254
Termination due to Change in Control[4]	4,250,000[8]	1,275,000	1,938,384	5,064,796	65,426[6]	12,593,606
Death	0	603,665	1,938,384	5,064,796	0	7,606,845
Disability	0	603,665	1,938,384	5,064,796	8,549,643[7]	16,156,488
Mr. Dugenske						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	4,250,000[8]	1,275,000	2,273,978	5,892,227	72,709[6]	13,763,914
Death	0	729,077	2,273,978	5,892,227	0	8,895,282
Disability	0	729,077	2,273,978	5,892,227	9,804,379[7]	18,699,661
Mr. Gupta						
Termination due to Retirement[3]	0	373,163	1,427,321	3,701,744	0	5,502,228
Termination due to Change in Control[4]	2,755,000[8]	652,500	1,482,997	3,851,311	65,475[6]	8,807,283
Death	0	373,163	1,482,997	3,851,311	0	5,707,471
Disability	0	373,163	1,482,997	3,851,311	2,644,384[7]	8,351,855
Mr. Toohey						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	1,626,944[8][9]	562,500	0	1,580,960	72,642[6]	3,843,046
Death	0	247,232	0	1,580,960	0	1,828,192
Disability	0	247,232	0	1,580,960	2,038,623[7]	3,866,815
Mr. Civgin						
Termination due to Retirement[5]	0	297,742	2,106,903	5,328,809	0	7,733,454

[1] A "0" indicates either there is no amount payable to the named executive, or the amount payable is the same for both the named executives and all salaried employees.

[2] The 2022 annual incentive plan payment is payable to all named executives as a result of death or disability. In addition, it is payable to Messrs. Wilson, Gupta and Rizzo in the event of retirement. The amount listed for the annual incentive plan payment upon termination due to a change in control is shown at target as defined in the CIC Plan.

[3] As of December 31, 2022, Messrs. Wilson, Gupta and Rizzo are eligible to retire in accordance with Allstate's policy and the terms of its equity and annual incentive compensation and benefit plans.

[4] The values in this change in control row represent amounts paid if both the change in control and qualifying termination occur on December 31, 2022. PSAs are paid out based on actual performance; for purposes of this table, the 2020-2022 cycle is shown at 124% of target and the 2021-2023 and 2022-2024 cycles are reflected at target.

Equity awards do not accelerate in the event of a change in control unless also accompanied by a qualifying termination of employment. A change in control also would accelerate the distribution of deferred compensation and SRIP benefits for Messrs. Wilson, Gupta and Rizzo; deferred compensation and SRIP benefits for the other NEOs are distributed in accordance with the applicable plan terms and participant elections. Please see the Non-Qualified Deferred Compensation at Fiscal Year-end 2022 table and footnote 2 to the Pension Benefits table in the Retirement Benefits section for details regarding the applicable amounts for each named executive.

[5] As described on page 84, Mr. Civgin retired in accordance with Allstate's policies. The values represent the actual amounts he received in connection with his retirement from the company.

(6) The Welfare Benefits and Outplacement Services amount includes the cost to provide certain welfare benefits to the named executive and family during the period the named executive is eligible for continuation coverage under applicable law. The amount shown reflects Allstate's costs for these benefits or programs assuming an 18-month continuation period. The value of outplacement services is $50,000 for each named executive.

(7) The named executives who participate in the long-term disability plan are eligible to participate in Allstate's supplemental long-term disability plan for employees whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan (basic plan). The monthly benefit is equal to 60% of the named executive's qualified annual earnings divided by twelve and rounded to the nearest $100, reduced by $7,500, which is the maximum monthly benefit payment that can be received under the basic plan. The amount reflected assumes the named executive remains totally disabled until age 65 and represents the present value of the monthly benefit payable until age 65.

(8) Represents two times the sum of base salary and target annual incentive.

(9) Under the change in control plan, severance benefits for Mr. Toohey were reduced by $748,056 to avoid the imposition of excise taxes and maximize the severance benefit available under the plan.

As described on **page 83**, in connection with his retirement from the company in late 2022, Mr. Shapiro entered into a separation agreement with the company. In return for continued employment during several key leadership transitions, Mr. Shapiro received a separation amount equal to a pro-rated annual cash incentive award estimated at the time of his retirement and continued vesting of his 2020 PSA grant. The following chart illustrates payments and benefits Mr. Shapiro received upon his retirement.

Name	Type of Payment	Amount ($)
Glenn Shapiro	Separation payment equal to pro-rated estimated annual award payout[1]	1,100,000
	Pro-rated target PSAs[2]	1,902,129

(1) Represents a pro-rated annual incentive payout based on the number of days worked during the calendar year and company performance through September 30, 2022.

(2) Represents continued vesting of a pro-rated portion of the target PSAs granted to Mr. Shapiro in 2020, which accounts for his departure with three months remaining in the three-year performance cycle.

Performance Measures for 2022

The following pages contain descriptions of the performance measures used for executive incentive compensation. They were developed uniquely for incentive compensation purposes, are non-GAAP measures and are not reported in our financial statements. The committee has approved the use of non-GAAP measures when appropriate to drive executive focus on particular strategic, operational, or financial factors, or to exclude factors over which our executives have little influence or control. The committee monitors compensation estimates during the year based on actual performance on these measures, and the internal audit department reviews the final results.

Performance Net Income: This measure is calculated uniquely for annual cash incentive awards and each PSA performance cycle. For each plan, Performance Net Income is equal to net income applicable to common shareholders as reported in The Allstate Corporation Annual Report on Form 10-K adjusted for the after-tax effect of the items indicated below:

✔ Indicates adjustments to Net Income	Annual Cash Incentive Awards	Performance Stock Awards[1]
Net income applicable to common shareholders, excluding:		
Net gains and losses on investments and derivatives	✔	✔
Gain or loss on disposition	✔	✔
Pension and other post retirement remeasurement gains and losses	✔	✔
Business combination expenses, fair value adjustments and amortization or impairment of purchased intangibles	✔	✔
Income or loss from discontinued operations		✔
Other significant non-recurring, infrequent or unusual items, when the nature of the charge or gain is such that it is reasonably unlikely to recur within two years or there has been no similar charge or gain within the prior two years		✔
Adjusted Net Income subtotal (See Appendix A)		
Restructuring and related charges	✔	✔
Run-off Property-Liability segment	✔	✔
Effects of acquiring and selling businesses in excess of $20 million after-tax		✔
Adjustments to be consistent with financial reporting used in establishing the measure for items exceeding $20 million after-tax		✔
Adjustments for other significant, non-recurring, infrequent or unusual items for items exceeding $20 million after-tax	✔	✔
Adjustment to exclude income associated with parent holding company level deployable assets in excess of $2 billion[2]		✔
Adjustments for foreign exchange rate used in establishing the measure	✔	✔
Performance Net Income before adjustment for volatile items[3]		
Adjustment for after-tax volatile items	Adjusted to include minimum or maximum amount of after-tax catastrophe losses and income from performance-based ("PB") investments	Three-year average adjusted to include a minimum or maximum amount of after-tax catastrophe losses
Performance Net Income		

[1] Performance Net Income ROE is a performance measure for the 2020-2022, 2021-2023, 2022-2024 and 2023-2025 performance cycles. The 2021-2023, 2022-2024, and 2023-2025 performance cycles do not qualify for final measurement as of December 31, 2022; the items checked above and after-tax volatile items indicate items that by definition may impact the final measurement when the three-year cycle and final measurement is completed.

[2] Adjustment for the 2020-2022 performance cycle of deployable assets in excess of $1 billion.

[3] Volatile items include catastrophe losses and income from performance-based investments ("PB income") depending on the measure.

Annual Cash Incentive Award Performance Measures for 2022

- **Total Premiums:** This measure is used to assess growth within the Allstate Protection, Protection Services, and Allstate Health & Benefits businesses. It is equal to the sum of Allstate Protection and Protection Services premiums written and Allstate Health & Benefits premiums and contract charges as described below. Premiums written is equal to the Allstate Protection and Protection Services net premiums written as reported in management's discussion and analysis in The Allstate Corporation Annual Report on Form 10-K.

  Premiums and contract charges are equal to accident and health insurance premiums and contract charges reported in the consolidated statement of operations in The Allstate Corporation Annual Report on Form 10-K.

  Total Premiums is subject to adjustment for the following individual items to the extent they exceed $30 million: adjustments to be consistent with financial reporting and foreign exchange rates used in establishing the measure and adjustments to exclude the effects of acquiring and selling businesses.

  In 2022, Reported Total Premiums of $50,319 million was adjusted by $118 million to be consistent with foreign exchange rates used in establishing the measure for Total Premiums of $50,437 million.

- **Performance Net Income:** In 2022, Performance Net Income was ($426) million compared to reported Adjusted Net Income* of ($262) million, a difference of $164 million. It was adjusted to reflect a minimum amount of after-tax catastrophe losses and income from PB investments, to remove the impacts of the underwriting loss of run-off Property-Liability segment and restructuring and related charges, to be consistent with foreign exchange rates used in establishing the measure and to remove impacts from other non-recurring items.

- **Net Investment Income:** This measure is used to assess the financial operating performance provided from investments. Net investment income and net gains and losses on investments and derivatives on PB investments, as reported in the consolidated statement of operations, is adjusted to include a minimum or maximum amount of PB income if the actual amounts are less than or exceed those amounts, respectively. Net Investment Income is also subject to adjustments to be consistent with the financial reporting and foreign exchange rates used in establishing the measure and to exclude the effects of acquiring and selling businesses in excess of a threshold.

  In 2022, adjustments were made to reflect a maximum amount of PB income and the impact of foreign exchange rates used in establishing the measure, resulting in Net Investment Income of $2,318 million, compared to reported net investment income of $2,414 million, including net gains and losses on investments and derivatives on PB investments.

- **Strategic Initiatives Scorecard:** This measure is used to measure progress made against Transformative Growth and IDE strategies using a qualitative approach. Progress was assessed by the committee to determine the overall performance of the measure for 2022.

  In evaluating performance for the Transformative Growth portion of the scorecard, the committee considered progress made against the key components of the Transformative Growth strategy, including improved customer value, expanded customer access, modernized technology ecosystem, increased sophistication and investment in customer acquisition and organizational transformation.

  In evaluating performance for the IDE portion of the scorecard, the committee considered progress made against key goals of the IDE strategy, including female and racially and/or ethnically diverse workforce representation, business practices and cultural integration.

Performance Stock Award Performance Measures for the 2020-2022, 2021-2023, 2022-2024, and 2023-2025 Performance Cycles

MEASUREMENTS AND WEIGHTINGS

PSAs granted in 2020	PSAs granted in 2021 and 2022	PSAs granted in 2023 and thereafter
70% Average Performance Net Income ROE	**50%** Average Performance Net Income ROE	**50%** Average Performance Net Income ROE
30% Relative TSR	**30%** Relative TSR **20%** Items in Force Growth	**30%** Relative TSR **10%** Transformative Growth **10%** Inclusive Diversity and Equity

* Measures used in this proxy statement that are not based on generally accepted accounting principles ("non-GAAP") are denoted with an asterisk (*). For definitions of these terms, please see the definitions of non-GAAP measures on **pages 118-120** of our 2023 Proxy Statement.

- **Three-Year Average Performance Net Income Return on Equity:** This is calculated as the ratio of Average Performance Net Income subject to certain adjustments for each of the three years in the performance cycle, divided by the average of Adjusted Common Shareholders' Equity at December 31 of the year-end immediately preceding the period and at the end of each year in the three-year period. It is subject to certain adjustments and excludes total unrealized net capital gains and losses and parent holding company level deployable assess in excess of $2 billion (adjustment for 2020-2022 performance cycle is in excess of $1 billion). The committee requires positive net income in order for executives to earn PSAs for Average Performance Net Income ROE above target, subject to certain adjustments.

- **Relative Total Shareholder Return:** This is the company's Total Shareholder Return ("TSR") relative to the TSR of other peer companies, expressed in terms of the company's TSR percentile rank among the peer companies. Peer companies for the applicable performance cycles are included in the table below (in addition to The Allstate Corporation). TSR is determined by dividing (i) the average Adjusted Close Price of the applicable company's stock or applicable index's price over the 20 trading days prior to and including the final day of the performance period ("Final Average Adjusted Close Price") minus the average Adjusted Close Price of the applicable company's stock or applicable index's price over the 20 trading days prior to the first day of the performance period ("Initial Average Adjusted Close Price") by (ii) the Initial Average Adjusted Close Price. In calculating TSR, all dividends are assumed to have been reinvested on the ex-dividend date.

Company/Index	2020-2022 Performance Cycle	2021-2023, 2022-2024 and 2023-2025 Performance Cycles[1]
AFLAC Inc.	✔	
American Financial Group Inc.		✔
American International Group Inc.	✔	✔
Chubb Limited	✔	✔
Cincinnati Financial Corporation		✔
CNA Financial Corporation	✔	✔
The Hartford Financial Services Group Inc.	✔	✔
Manulife Financial Corporation	✔	
MetLife Inc.	✔	
The Progressive Corporation	✔	✔
Prudential Financial Inc.	✔	
The Travelers Companies Inc.	✔	✔
W. R. Berkley Corporation		✔
S&P 500 Index	✔	✔
S&P 500 Financial Index	✔	✔

[1] The Life and Accident & Health peers were removed in 2021 due to the divestiture of these businesses. Allstate added three new Property & Casualty peers.

- **Items in Force Growth:** This is used to assess progress against Allstate's Transformative Growth strategy and growth within the Allstate business segments. It represents the number of policies in force. Policy counts are based on items rather than customers. The measure is calculated as the compound annual growth rate of items in force at the beginning and at the end of the three-year performance period.

- **Transformative Growth:** This is used to assess progress against Allstate's Transformative Growth strategy, including the Affordable, Simple, Connected (ASC) roll-out (50% weighting) and improvement of the Lowest Price Index (LPI) (50% weighting). Measurement of the ASC roll-out component is based on the percentage of Allstate Brand standard auto quotes on an ASC product at the end of the performance period. Measurement of the LPI component is based on improvement in auto LPI market data points at FYE 2025 relative to FYE 2022 across ten states.

- **Inclusive Diversity and Equity:** This is used to assess progress against Allstate's IDE strategies, including increasing female and racially and/or ethnically diverse representation within management. Threshold is established at current representation with improving historical trends for target. This quantitative measurement is consistent with the long-term nature of the company's IDE strategy.

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing information about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Wilson, our CEO. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

For 2022:

- the annual total compensation of our median employee was $66,189; and
- the annual total compensation of our CEO, as reported in the Summary Compensation Table in this Proxy Statement, was $15,005,001.
- The ratio of the annual total compensation of Mr. Wilson to our median employee was 226:1.

To calculate the ratio, we followed SEC permitted rules and used the following methodology and material assumptions, adjustments, and estimates:

- December 31, 2022 was selected as the determination date as it enabled us to choose a pay date that aligned across our enterprise.
- As of December 31, 2022, our U.S. and non-U.S. employee population consisted of approximately 54,500 full-time, part-time, seasonal and temporary employees. Employees in all countries were included in the calculation, with the exception of 1,058 employees in Australia, Japan, Malta, Bermuda, Norway, Belgium, and Mexico (15, 17, 2, 5, 2, 1, and 1,016 in each jurisdiction, respectively).
- The Allstate agent population was excluded since they are not employees of Allstate or its subsidiaries.
- Total cash (base salary plus incentive compensation) was selected as the most appropriate and consistently applied compensation measure to determine the median worker since equity awards are not broadly distributed.
- Employee compensation was measured using a twelve-month look-back period ending December 31, 2022.
- Permanent employees hired in 2022 that did not work for the entire period had their compensation adjusted as if they were employed for the entire twelve-month period.
- For non-U.S. employees, an annual average was used for each of the exchange rates.
- After identifying the median worker based on total cash compensation, annual total compensation was calculated for that person using the same methodology used for the named executives in the Summary Compensation Table on **page 87**.
- As noted above, the median employee's annual total compensation was $66,189. The median employee was a claims analyst in the United States with total cash compensation of $66,189 and a change in pension value of $0.

The SEC rules for identifying the median of our employees and calculating the pay ratio allow companies to use a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect a company's employee population and compensation practices. For that reason, the pay ratio reported by other companies may not be comparable to the pay ratio reported above. Neither the committee nor management of the company used the pay ratio measure in making compensation decisions.

Pay Versus Performance Table

As required by the SEC rules and aligned with Item 402(v) of Regulation S-K, detail is provided in the pay versus performance table. The table represents the relationship between our Principal Executive Officer ("PEO") and Non-PEO NEOs compensation actually paid ("CAP") with respect to key financial performance measures of the company. For additional information regarding Allstate's pay for performance philosophy and how the company aligns NEO compensation, refer to the CD&A beginning on **page 62**.

Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2][3]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1]	Average Compensation Actually Paid to Non-PEO NEOs ($)[2][3]	Value of Initial Fixed $100 Investment Based On:		Net Income ($ in millions)	Performance Net Income ($ in millions)[4]
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)		
2022	15,005,001	30,035,131	3,498,306	4,852,665	130	149	(1,416)	(426)
2021	19,066,920	27,585,626	5,548,209	7,666,840	110	131	1,485	3,689
2020	21,126,386	26,023,346	5,228,904	6,270,236	100	101	5,461	4,967

[1] The totals reflected align with the data reported in the Summary Compensation Table as shown on page 87. Mr. Wilson (Chair, President, and CEO) is represented as the Principal Executive Officer ("PEO") for each year reported. The Non-PEO NEO column represents Allstate's NEOs for each respective year. The employees included in Non-PEO NEOs for each year are noted below:

2022	2021	2020
Mario Rizzo	**Mario Rizzo**	**Mario Rizzo**
Glenn Shapiro	**Glenn Shapiro**	**Glenn Shapiro**
Don Civgin	**Don Civgin**	**Don Civgin**
John Dugenske	**John Dugenske**	**John Dugenske**
Jesse Merten		
Suren Gupta		
Robert Toohey		

[2] CAP has been calculated in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect actual amount of compensation earned, realized, or received by the company NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described below. The calculation of CAP requires adjustments to amounts previously reported in the Summary Compensation Table for the years represented. The adjustments made to the PEO and Non-PEO NEOs to determine fair value is noted in the table below.

Compensation Actually Paid Component		2020		2021		2022	
		PEO	Non-PEO	PEO	Non-PEO	PEO	Non-PEO
Summary Compensation Table (SCT) Total		$ 21,126,386	$ 5,228,904	$ 19,066,920	$ 5,548,209	$ 15,005,001	$ 3,498,306
Deduction:	SCT change in Actuarial Value of Pension Value	$ (3,116,842)	$ (189,278)	$ (697,929)	$ (65,931)	$ -	$ (51,781)
Deduction:	SCT Stock Award Amount	$ (7,312,094)	$(1,685,460)	$ (6,335,804)	$(1,617,742)	$ (6,868,175)	$(1,523,242)
Deduction:	SCT Option Award Amount	$ (4,404,993)	$(1,015,376)	$ (4,304,994)	$(1,099,217)	$ (4,293,494)	$ (871,876)
Addition:	Pension Service Cost	$ 217,343	$ 56,961	$ 238,310	$ 62,348	$ 235,050	$ 46,723
Addition:	Change in fair value, during the fiscal year, of unvested equity awards at the beginning of the fiscal year that vested during the fiscal year	$ 3,712,366	$ 218,942	$ (454,767)	$ (110,761)	$ 3,039,030	$ 521,581
Addition:	Change in fair value, during the fiscal year, of unvested equity awards at the beginning of the fiscal year that remained unvested at year-end	$ 6,802,340	$ 1,581,275	$ 6,922,985	$ 1,592,057	$ 7,695,232	$ 1,338,444
Addition:	Fair value, at the end of the year, of equity awards granted during the fiscal year that remain unvested at year-end	$ 8,998,841	$ 2,074,267	$ 13,150,905	$ 3,357,877	$ 15,222,487	$ 2,083,563
Deduction:	Fair value of unvested equity awards at the beginning of the fiscal year that were forfeiture during the fiscal year	$ -	$ -	$ -	$ -	$ -	$ (189,054)
Compensation Actually Paid		**$26,023,346**	**$6,270,236**	**$27,585,626**	**$7,666,840**	**$30,035,131**	**$4,852,665**

[3] Performance Net Income (PNI) is Allstate's company selected measure. PNI is equal to net income applicable to common shareholders as reported in The Allstate Corporate Annual Report on Form 10-K adjusted for the after-tax items indicated on page 101 under *Performance Net Income*.

Financial Measures: The Allstate executive compensation programs reflect the pay-for-performance culture and supports shareholder alignment while also incentivizing our executives as noted throughout the CD&A beginning on page 62. For the annual and long-term incentive programs, the committee uses performance measures that (1) align with the company's strategy, operating principles and priorities, and shareholder interest, (2) support the achievement of corporate goals, and (3) reflect the company's overall performance. The most important performance measures used to understand CAP with respect to company's performance for Allstate NEOs for this most recently completed fiscal year are as follows:

Performance Net Income (PNI)
Performance Net Income Return on Equity (PNI ROE)
Total Premiums
Relative Total Shareholder Return (TSR)

Relationship between CAP and Performance Measures in the Table: The following graphs provide a visual representation of the relationship between the CAP of our PEO and the average CAP of our Non-PEO NEOs as it relates to each financial measure noted in the pay versus performance table. The relationship between Allstate's TSR and our peer group TSR is reflected in the first graph – CAP vs Total Shareholder Return. Performance measure mix, timing of grants and outstanding vesting, share price volatility, and other factors impact CAP.

The majority of CAP to our NEOs is closely connected to long-term awards under the long-term incentive plan primarily driven by Performance Net Income and relative TSR. Over the last three years, external factors, including rising inflation, have impacted Performance Net Income while Allstate's relative TSR has remained strong. The graphs below demonstrate:

- From 2020 to 2021 CAP to our PEO increased 6% and average CAP to our non-PEO NEOs experienced a greater increase of 22%. In the same period our TSR increased from $100 to $110 (10%), while the net income measures fell. The continued increase in CAP as net income declined is a result of the fair value NEO long-term incentive awards which closely aligns to the TSR which increased over the same period. The decline in Performance Net Income is a result of higher insurance losses and unfavorable reserve re-estimates.

- From 2021 to 2022 CAP to our PEO increased by just below 9% and average CAP to our non-PEO NEOs decreased by roughly 37%. In the same period TSR continued to increase from 110 to 131 (18%). Net income continued to decline. Allstate aggressively took actions to address the decreasing net income during this inflationary period, causing higher insurance losses and unfavorable reserve re-estimates, resulting in continued TSR increases.

- Allstate has seen continued growth in TSR from 2020 through 2022 with an aggregate growth rate of 30% while our peer group has slightly outpaced us at 48%. Despite this, Allstate's relative TSR to the peer group improved.

For additional detail regarding Allstate's executive pay practices including incentive design and goal setting, compensation elements, compensation decisions, and governance practices see the CD&A beginning on page 62.

CAP vs Total Shareholder Return



CAP vs Net Income



CAP vs Performance Net Income



Say-on-Frequency

3 Say-on-frequency: Advisory vote on the frequency of future advisory votes on the compensation of the named executives

What am I voting on?

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, every six years, shareholders must vote on whether executive compensation votes (say-on-pay) should occur every year, every two years, or every three years.

Overview

- Allstate's shareholders have expressed interest in annual say-on-pay proposals

- The Board values the opportunity to receive annual feedback to respond to changing market conditions

- It is market practice to hold a say-on-pay vote on an annual basis

- The next say-on-frequency vote will be held at the 2029 annual meeting

Voting recommendation

The Board recommends that you vote to conduct future advisory votes on executive compensation EVERY YEAR.



The Board of Directors recommends that future advisory votes on executive compensation occur every year, as is the current practice. This provides the basis for proactive dialogue between the Board and shareholders annually on the company's pay practices. When Allstate last presented this issue for vote in 2017, approximately 89% of the votes cast supported an annual frequency.

Shareholders will be able to specify one of four choices for this proposal: one year, two years, three years, or abstain. Shareholders are not voting to approve or disapprove the Board's recommendation. While this advisory vote is nonbinding, the Board will strongly consider adopting the frequency supported by the largest number of votes cast.

Audit Committee Matters

4 Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2023

What am I voting on?

We conduct a vote every year asking shareholders to ratify the appointment of the company's independent registered public accountant for the current year, who is Deloitte & Touche LLP (Deloitte) for 2023. While the vote is non-binding, the audit committee will consider the results as part of their evaluation of Deloitte.

Overview

- Independent firm with few ancillary services and reasonable fees
- Significant industry and financial reporting expertise
- The audit committee annually evaluates Deloitte & Touche LLP and determined that its retention continues to be in the best interests of Allstate and its shareholders

Voting recommendation

The Board recommends a vote FOR ratification of Deloitte & Touche LLP for 2023.



The Audit Committee has established strong practices to evaluate the qualifications, compensation, performance, and independence of the independent registered public accounting firm both on an ongoing basis throughout the year and through the completion of an annual evaluation. Additional information regarding the audit committee's duties and responsibilities is available in the committee's charter located under the Governance section of Allstate's investor relations website at www.allstateinvestors.com. Deloitte & Touche LLP has been Allstate's independent registered public accounting firm since Allstate became a publicly traded entity in 1993.

As a starting point for the annual evaluation, a survey of management and the audit committee is administered by Allstate's internal audit function, with participation of a Deloitte partner who is not affiliated with the Allstate account. The survey assesses Allstate's general satisfaction with the quality and efficiency of the services provided. Results are reported to the audit committee, which discusses results with management.

The Audit Committee and the company's senior accounting and financial reporting leaders perform the annual evaluation of Deloitte utilizing key aspects of the external auditor evaluation tool developed by the Center for Audit Quality (CAQ). This incorporates review and discussion of the results of the firm's reports on its quality controls and external assessments, including results of inspections conducted by the Public Company Accounting Oversight Board (PCAOB).

While also evaluating and considering Deloitte's independence, the audit committee performed its annual assessment of Deloitte's performance as independent auditor. The audit committee assessed the performance of the Deloitte lead audit engagement partner and the audit team. The factors considered by the audit committee include:

- Quality of Deloitte's discussions and feedback sessions, including communications with the audit committee and management
- How effectively Deloitte maintained its independence, objectivity, and professional skepticism and employed independent judgment
- Depth of insurance industry and technical expertise and capability in handling the breadth and complexity of Allstate's operations and industry
- Professionalism and responsiveness
- Value from sharing industry insights, trends, and latest practices, including level and value of engagement provided by Deloitte National Office when needed
- Quality and efficiency of the work performed
- External data on audit quality and performance, including the results from the PCAOB assessment of Deloitte and its peer firms and Deloitte's responsiveness to those reports
- Reasonableness of fees, considering the size and complexity of Allstate and the resources necessary to perform a high-quality audit
- Knowledge of our operations, accounting policies and practices, and internal control over financial reporting
- Deloitte's tenure as Allstate's independent auditor and the firm's internal safeguards to maintain independence, the benefits of having a long-tenured auditor and the impact of changing auditors

The Audit Committee also recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance, and has considered an auditor tenure limit. A rigorous review of Deloitte's capabilities, coupled with the comprehensive regulatory oversight structure in the United States led by the PCAOB, has mitigated the need for tenure requirements. The audit committee will periodically engage in a comprehensive process in which it makes a request for information (RFI) from multiple independent registered public accounting firms. This information enables the audit committee to evaluate whether to request for proposals (RFP) from these firms for further consideration of a change in its external auditor. The most recent RFI was performed in 2021 using criteria consistent with those set forth by the CAQ for purposes of evaluating external auditors. These include quality measures and controls, controls designed to maintain independence and objectivity, service model and approach, expertise, and diversity and equity practices. Ongoing monitoring of observable measures of these key criteria as well as the breadth of relationships with other large, alternative firms will continue to ensure viable options remain available if the committee determines it is in the best interests of the company to make a change.

The Audit Committee also oversees the mandatory, five-year rotation of audit partners, in accordance with SEC rules and approves Deloitte's lead engagement partner. The lead engagement partner was appointed beginning with the fiscal year 2022 audit. The process for selection of the lead engagement partner involves the screening of qualified candidates, followed by interviews with the audit committee chair and management.

The Audit Committee has also adopted a policy regarding the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The policy identifies the basic principles that must be considered by the audit committee in approving services to ensure that the registered public accounting firm's independence is not impaired, describes the type of audit, audit-related, tax and other services that may be provided, and lists the non-audit services that may not be performed. The independent registered public accounting firm or management submits to the audit committee detailed schedules with all of the proposed services within each category, together with the estimated fees. Each specific service requires approval before service can begin.

Prior to requesting approval from the audit committee, the registered public accounting firm and management consider and conclude that the services are permissible in that they: (1) do not place the registered public accounting firm in the position of auditing their own work, (2) do not result in the registered public accounting firm's personnel acting as management or an employee of Allstate, (3) do not place the registered public accounting firm in a position of being an advocate for Allstate, (4) do not create a mutual or conflicting interest between the registered public accounting firm and Allstate and (5) are not based on a contingent fee arrangement. The audit committee's policy delegates to the committee chair the authority to grant approvals, but the decisions of the committee chair must be reported to the audit committee at its next regularly scheduled meeting. All services provided by Deloitte in 2021 and 2022 were approved in accordance with this pre-approval policy.

The Audit Committee and the Board believe it is in the best interests of Allstate and its shareholders to continue to retain Deloitte as Allstate's independent registered public accounting firm. Deloitte's performance in the most recent RFI assessment, as well as ongoing measurements of criteria such as quality measures and controls, controls designed to maintain independence and objectivity, service model and approach, expertise, and diversity and equity practices, ensures it will continue to provide excellent expertise and service. Deloitte's high quality audit work and accounting advice, deep institutional knowledge of the company's business and operations, accounting policies and financial systems, and internal control framework support continued utilization of their services.

The Audit Committee oversees and is ultimately responsible for the negotiation of audit fees associated with the retention of Deloitte. The following fees have been, or are anticipated to be, billed by Deloitte, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, for professional services rendered to Allstate for the fiscal years ending December 31, 2021, and December 31, 2022.

	2021[4]	2022
Audit fees[1]	$13,511,000	$11,462,000
Audit-related fees[2]	$ 1,316,000	$ 1,335,000
Tax fees[3]	$ 208,000	$ 26,000
Total fees	$15,035,000	$12,823,000

[1] Fees for audits of annual financial statements, reviews of quarterly financial statements, statutory audits, attest services, comfort letters, consents, and review of documents filed with the SEC. The amounts disclosed in 2021 do not reflect $595,000 of reimbursements received for certain separate account audit fees from the managing entity and from the buyers of ALIC, ALNY and certain affiliates. Prior year fees have been adjusted to reflect actual expenditures for the year.

[2] Audit-related fees relate to professional services, such as accounting consultations relating to new accounting standards and audits, Service Organization Controls audit reports and other attest services for non-consolidated affiliates (i.e., employee benefit plans, various trusts, etc.) and are set forth below.

	2021	2022
Audits and other attest services for non-consolidated entities	$ 321,000	$ 315,000
Other audit-related fees	$ 995,000	$1,020,000
Total audit-related fees	$1,316,000	$1,335,000

[3] Tax fees include income tax return preparation, compliance assistance, tax studies and research, and international tax planning.

[4] Total fees for 2021 decreased due to changes in planned projects.

Representatives of Deloitte will be present at the 2023 Annual Meeting to respond to questions and may make a statement if they choose. If shareholders fail to ratify the appointment, the audit committee will reconsider the appointment, but no assurance can be given that the audit committee will be able to change the appointment while enabling timely completion of the 2023 audited financial statements.

Audit Committee Report

Deloitte & Touche LLP (Deloitte) was Allstate's independent registered public accountant for the year ended December 31, 2022.

The Audit Committee reviewed and discussed with management and the independent registered public accounting firm the audited financial statements for the fiscal year ended December 31, 2022, as well as management's assessment of the effectiveness of the company's internal control over financial reporting.

The Committee discussed with Deloitte the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The committee received the written disclosures and letter from Deloitte that is required by applicable requirements of the PCAOB regarding Deloitte's communications with the committee concerning independence and has discussed with Deloitte its independence.

The Audit Committee met in periodic executive sessions with each of management, the internal auditor, and the independent registered public accounting firm to discuss the results of the examinations by the independent and internal auditors, their evaluations of internal controls, and the overall quality of the company's financial reporting, and other matters as appropriate

Based on these reviews and discussions and other information considered by the committee in its judgment, the committee recommended to the Board of Directors that the audited financial statements be included in Allstate's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for filing with the Securities and Exchange Commission, and furnished to shareholders with this Notice of Annual Meeting and Proxy Statement.

Kermit R. Crawford (CHAIR)

Donald E. Brown

Siddharth N. Mehta

Jacques P. Perold

Stock Ownership Information

Security Ownership of Directors and Executive Officers

The following table shows the Allstate common shares beneficially owned as of March 1, 2023, by each director and named executive individually, and by all executive officers and directors of Allstate as a group. Shares reported as beneficially owned include shares held indirectly through the Allstate 401(k) Savings Plan and other shares held indirectly. It also includes shares subject to stock options exercisable, and restricted stock units subject to conversion into common shares, within sixty days of March 1. As of March 1, 2023, none of these shares were pledged as security.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Allstate Common Stock[1]	Common Stock Subject to Options Exercisable on or Prior to April 29, 2023	Restricted Stock Units[2]	Total Stock-Based Ownership[3]	Percent of Class
Donald E. Brown	1,207	0	2,143	3,350	*
Kermit R. Crawford	1,000	0	18,105	19,105	*
Richard T. Hume	0	0	3,909	3,909	*
Margaret M. Keane	9,572	0	3,989	13,561	*
Siddharth N. Mehta	3,275	0	11,308	14,583	*
Jacques P. Perold	35	0	10,229	10,264	*
Andrea Redmond	2,000	0	24,530	26,530	*
Gregg M. Sherrill	4,400	0	3,989	8,389	*
Judith A. Sprieser	0	0	34,177	34,177	*
Perry M. Traquina	2,374	0	7,747	10,121	*
Monica Turner	0	0	456	456	*
Thomas J. Wilson	983,399	2,138,382	0	3,121,781	*
Jesse Merten	23,456	47,456	0	70,912	*
Mario Rizzo	61,771	206,399	0	268,170	*
John Dugenske	91,709	138,184	0	229,893	*
Suren Gupta	90,099	294,296	0	384,395	*
Robert Toohey	2,429	6,432	0	8,861	*
All directors and executive officers as a group (22 total)	1,343,589	3,103,906	120,582	4,568,077	1.7%

* Less than 1% of the outstanding shares of common stock.

[1] This column includes restricted stock units (RSUs) held by executive officers that convert into common shares by April 29, 2023.

[2] All non-employee directors hold RSUs granted under Allstate's equity compensation plans for non-employee directors. This column lists those RSUs that would be distributed to directors in the form of shares of common stock within 60 days if any of them were to have retired as a director on March 1, 2023. Some directors hold additional RSUs that are not reflected in the table above because common stock would not be distributed to directors until at least one year following his or her retirement as a director, or in some cases, as many as ten years following the date of grant. For more information regarding the RSUs held by each director at the end of 2022, please see the details on page 51.

[3] These amounts are the sum of the number of shares shown in the prior columns. As of March 1, 2023, no director or executive officer beneficially owned 1% or more of the outstanding common stock of Allstate. The directors and executive officers of Allstate as a group beneficially owned (including common stock subject to stock options exercisable and restricted stock units for which restrictions expire on or prior to April 29, 2023) approximately 1.7% of the common stock outstanding as of March 1, 2023.

Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	25,452,561[1]	9.6%
Common	BlackRock Inc. 55 East 52nd Street New York, NY 10055	21,752,824[2]	8.2%

[1] Reflects shares beneficially owned as of December 31, 2022, as set forth in a Schedule 13G/A filed on February 9, 2023. Of these shares, The Vanguard Group reported it held 0 shares with sole voting power; 374,763 shares with shared voting power; 24,318,916 shares with sole dispositive power; and 1,133,645 shares with shared dispositive power.

[2] Reflects shares beneficially owned as of December 31, 2022, as set forth in a Schedule 13G/A filed on February 3, 2023. Of these shares, BlackRock reported it held 19,251,168 shares with sole voting power; 0 shares with shared voting power; 21,752,824 shares with sole dispositive power; and 0 shares with shared dispositive power.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") requires Allstate's executive officers, directors, and persons who beneficially own more than 10% of Allstate's common stock, or any other person subject to Section 16 of the Exchange Act, to file reports of securities ownership and changes in such ownership with the SEC. Based upon a review of copies of such reports, or written representations that all such reports were timely filed, Allstate believes that each of its executive officers and directors complied with all Section 16(a) filing requirements applicable to them during 2022 with the exception of one report for a stock option grant, which was inadvertently filed late for Thomas J. Wilson due to an administrative error.

Other Information

Proxy and Voting Information

Who is Asking for My Vote and Why?

The Allstate Board of Directors is soliciting proxies for use at the annual meeting of shareholders to be held on May 23, 2023, and any adjournments or postponements of the meeting. The annual meeting will be held only if there is a quorum, which means that a majority of the outstanding common stock entitled to vote is represented at the meeting by proxy or in person. To ensure there will be a quorum, the Allstate Board asks you to vote before the meeting, which allows your Allstate stock to be represented at the annual meeting.

Who Can Vote at the Annual Meeting?

The Allstate Board has set the close of business on March 24, 2023, as the record date for the meeting. This means that you are entitled to vote if you were a shareholder of record at the close of business on March 24, 2023. On that date, there were 263,166,635 shares of Allstate common stock outstanding and entitled to vote at the annual meeting.

Why Did I Receive a Notice of Internet Availability of Proxy Materials Instead of the Proxy Materials?

We distribute our proxy materials to most shareholders over the Internet using "Notice and Access" delivery, as permitted by the rules of the SEC. We elected to use this method for most shareholders as it reduces our print and mail costs and the environmental impact of our annual shareholders' meeting.

How Do I Vote?

Instructions on how to vote your shares are included on the Notice on page 6. If you hold shares in your own name as a registered shareholder, you may vote by participating in the annual meeting, or you may instruct the proxies how to vote your shares by following the instructions on the proxy card/voting instruction form. **If you plan to participate in the meeting, please see the details on page 7**.

If you hold shares in street name (that is, through a broker, bank, or other record holder), you should follow the instructions provided by your broker, bank, or other record holder to vote your shares.

If you hold shares through the Allstate 401(k) Savings Plan, please see the instructions on pages 116-117.

Can I Change My Vote?

Before your shares have been voted at the annual meeting by the proxies, you may change or revoke your voting instructions by providing instructions again by telephone, by Internet, in writing, or, if you are a registered shareholder, by voting at the annual meeting.

Are the Votes Kept Confidential?

All proxies and tabulations that identify the vote of a particular shareholder are confidential, except as necessary to allow the inspector of election to certify the voting results or to meet certain legal requirements. A representative of American Election Services, LLC will act as the inspector of election and will count the votes. The representative is independent of Allstate and its directors, officers, and employees.

If you write a comment on your proxy card or voting instruction form, it may be provided to our Secretary along with your name and address.

Your comments will be provided without reference to how you voted, unless the vote is mentioned in your comment or unless disclosure of the vote is necessary to understand your comment. At our request, the distribution agent or the solicitation agent will provide us with periodic status reports on the aggregate vote. These status reports may include a list of shareholders who have not voted and breakdowns of vote totals by different types of shareholders, as long as we are not able to determine how a particular shareholder voted.

What Happens If I Submit a Signed Proxy Card but Do Not Indicate How I Want to Vote?

You may instruct the proxies to vote "FOR" or "AGAINST" on each proposal, other than Proposal 3 on which you are allowed to choose one year, two years or three years, or you may instruct the proxies to "ABSTAIN" from voting. If you submit a signed proxy card/voting instruction form to allow your shares to be represented at the annual meeting but do not indicate how your shares should be voted on one or more proposals, then the proxies will vote your shares as the Board of Directors recommends on those proposals. Other than the proposals listed on **pages 14-17**, we do not know of any other matters to be presented at the meeting. If any other matters are properly presented at the meeting, the proxies may vote your shares in accordance with their best judgment.

What Vote Is Needed to Approve Each Item?

Shares of common stock represented by a properly completed proxy card/voting instruction form will be counted as present at the meeting for purposes of determining a quorum, even if the shareholder is abstaining from voting.

Proposal 1. To be elected under Allstate's majority vote standard, each director must receive an affirmative vote of the majority of the votes cast. In other words, the number of shares voted "FOR" a director must exceed 50% of the votes cast on that director. Abstentions will not be counted as votes cast and will have no impact on the vote's outcome.

Proposals 2 – 4. Except for Proposal 3, a majority of the shares present in person or represented by proxy at the meeting and entitled to vote must be voted "FOR" the proposal. **Abstentions will have the effect of a vote against the proposal, except for Proposal 3, which they will have no effect on.** With respect to Proposal 3, if none of the three frequency choices receive a majority vote, the Board will consider the frequency that receives a plurality of the votes cast as the recommendation of the shareholders.

Are Broker Non-votes Counted at the Meeting?

Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the NYSE considers "routine," such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in the absence of instructions on "non-routine" matters, such as the election of directors, say-on-pay and frequency of say-on-pay. Broker non-votes will not be counted as shares entitled to vote on any of the foregoing non-routine matters and will have no impact on the vote's outcome.

What Is "householding" and How Does It Affect Me?

Allstate has adopted the "householding" procedure approved by the SEC, which allows us to deliver one set of documents to a household of shareholders instead of delivering a set to each shareholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Shareholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Shareholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the Internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by calling (866) 540-7095 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

If you receive more than one proxy card/voting instruction form, your shares probably are registered in more than one account or you may hold shares both as a registered shareholder and through the Allstate 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

Where Can I Find the Results of the Annual Meeting?

Preliminary results will be announced at the meeting, and final results will be reported in a current report on Form 8-K, which is expected to be filed with the SEC within four business days after the meeting.

Who Will Pay the Cost of This Proxy Solicitation?

Allstate pays the cost of this proxy solicitation. Officers and other employees of Allstate and its subsidiaries may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the Internet. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Allstate also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on your behalf. Allstate will reimburse these intermediaries for reasonable out-of-pocket expenses. Alliance Advisors, 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003 has been retained to assist in the solicitation of proxies for a fee of $20,000 plus expenses.

How Do I Submit Shareholder Proposals or Director Nominations for the 2024 Annual Meeting?

Proposals that shareholders would like to include in Allstate's proxy materials for presentation at the 2024 Annual Meeting must be received by the Office of the Secretary by December 12, 2023, and must otherwise comply with SEC rules in order to be eligible for inclusion in the proxy materials for the 2024 Annual Meeting.

If a shareholder would like to bring a matter before the meeting that is not the subject of a proposal that meets the SEC proxy rule requirements for inclusion in the proxy statement, the shareholder must follow procedures in Allstate's bylaws in order to personally present the proposal at the meeting.

One of the procedural requirements in the bylaws is timely notice in writing of the business the shareholder proposes to bring before the meeting. Notice of business proposed to be brought before the 2024 annual meeting must be received by the Office of the Secretary no earlier than the close of business on January 24, 2024 and no later than the close of business on February 23, 2024. Among other things, the notice must describe the business proposed to be brought before the meeting, the reasons for conducting the business at the meeting, and any material interest of the shareholder in the business.

A shareholder also may directly nominate someone for election as a director at a shareholders' meeting. Under our bylaws, a shareholder may nominate a candidate at the 2024 annual meeting by providing advance notice to Allstate to the Office of the Secretary that is received no earlier than the close of business on January 24, 2024, and no later than the close of business on February 23, 2024. For proxy access nominees to be considered at the 2024 annual meeting, the nomination notice must be received by the Office of the Secretary no earlier than the close of business on November 12, 2023, and no later than the close of business on December 12, 2023. Among other things, the notice must include the information and documents described in Section 20 of the company's bylaws. In addition, shareholders who intend to solicit proxies in support of director nominees other than the company's nominees must also comply with the additional requirements of Rule 14a-19(b) of the Securities Exchange Act of 1934.

A copy of the procedures and requirements related to the above matters is available upon request from the Office of the Secretary or can be found on Allstate's website, www.allstateinvestors.com. The notices required above must be sent to the Office of the Secretary, The Allstate Corporation, 3100 Sanders Road, Northbrook, IL 60062.

How Do I Vote If I Hold Shares Through the 401(k) Savings Plan?

If you hold Allstate common shares through the Allstate 401(k) Savings Plan, your proxy card/voting instruction form for those shares will instruct the plan trustee how to vote those shares. If you received your annual meeting materials electronically, and you hold Allstate common shares both through the plan and also directly as a registered shareholder, the voting instructions you provide electronically will be applied to both your plan shares and your registered shares. If you return a signed proxy card/voting instruction form or vote by telephone or the Internet on a timely basis, the trustee will follow your voting instructions for all Allstate common shares allocated to your plan account unless that would be inconsistent with the trustee's duties.

If your voting instructions are not received on a timely basis, the shares allocated to your plan account will be considered "unvoted." If you return a signed proxy card/voting instruction form but do not indicate how your shares should be voted on a given matter, the shares represented by your proxy card/voting instruction form will be voted as the Board of Directors recommends. **The trustee will vote all unvoted shares held by the plan as follows:**

- If the trustee receives instructions (through voting instruction forms or through telephonic or Internet instruction) on a timely basis for at least 50% of the votable shares in the plan, then it will vote all unvoted shares in the same proportion and in the same manner as the shares for which timely instructions have been received, unless to do so would be inconsistent with the trustee's duties.
- If the trustee receives instructions for less than 50% of the votable shares, the trustee will vote all unvoted shares at its sole discretion. However, the trustee will not use its discretionary authority to vote on adjournment of the meeting in order to solicit further proxies.

Plan votes receive the same high level of confidentiality as all other votes. You may not vote the shares allocated to your plan account by voting at the meeting. You must instruct The Northern Trust Company, as trustee for the plan, how to vote your shares.

How Can I Inspect a List of Shareholders Entitled to Vote at the Meeting?

Shareholders wishing to inspect the list of registered shareholders of The Allstate Corporation as of the record date for the 2023 Annual Meeting of Shareholders should send an e-mail to invrel@allstate.com. Please include (1) your name and (2) if you hold your shares through a broker, bank or other intermediary, an image of your stock ownership statement. Upon verification of your status as a shareholder, you will be provided access to view and inspect the list of registered shareholders as of the record date. Shareholders will not be able to download or print the list.
.

By order of the Board,

Christine DeBiase
Secretary
April 10, 2023

Appendix A – Definitions of Non-GAAP Measures

Measures that are not based on accounting principles generally accepted in the United States of America ("non-GAAP") are defined and reconciled to the most directly comparable GAAP measure. We believe that investors' understanding of Allstate's performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited.

Adjusted net income (loss) is net income (loss) applicable to common shareholders, excluding:

- Net gains and losses on investments and derivatives
- Pension and other postretirement remeasurement gains and losses
- Business combination expenses and the amortization or impairment of purchased intangibles
- Income or loss from discontinued operations
- Gain or loss on disposition
- Adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years
- Related income tax expense or benefit of these items

Net income (loss) applicable to common shareholders is the GAAP measure that is most directly comparable to adjusted net income.

We use adjusted net income as an important measure to evaluate our results of operations. We believe that the measure provides investors with a valuable measure of the Company's ongoing performance because it reveals trends in our insurance and financial services business that may be obscured by the net effect of net gains and losses on investments and derivatives, pension and other postretirement remeasurement gains and losses, business combination expenses and the amortization or impairment of purchased intangibles, income or loss from discontinued operations, gain or loss on disposition and adjustments for other significant non-recurring, infrequent or unusual items and the related tax expense or benefit of these items. Net gains and losses on investments and derivatives, and pension and other postretirement remeasurement gains and losses may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions, the timing of which is unrelated to the insurance underwriting process.

Business combination expenses, income or loss from discontinued operations and gain or loss on disposition are excluded because they are non-recurring in nature and the amortization or impairment of purchased intangibles is excluded because it relates to the acquisition purchase price and is not indicative of our underlying business results or trends.

Non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends.

Accordingly, adjusted net income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business. A byproduct of excluding these items to determine adjusted net income is the transparency and understanding of their significance to net income variability and profitability while recognizing these or similar items may recur in subsequent periods.

Adjusted net income is used by management along with the other components of net income (loss) applicable to common shareholders to assess our performance. We use adjusted measures of adjusted net income in incentive compensation. Therefore, we believe it is useful for investors to evaluate net income (loss) applicable to common shareholders, adjusted net income and their components separately and in the aggregate when reviewing and evaluating our performance.

We note that investors, financial analysts, financial and business media organizations and rating agencies utilize adjusted net income results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the Company and management's performance. We note that the price to earnings multiple commonly used by insurance investors as a forward-looking valuation technique uses adjusted net income as the denominator. Adjusted net income should not be considered a substitute for net income (loss) applicable to common shareholders and does not reflect the overall profitability of our business.

The following table reconciles net income (loss) applicable to common shareholders and adjusted net income for the years ended December 31.

($ in millions, except per share data)	2022	2021	2020	Per diluted common share 2022	2021	2020
Net income (loss) applicable to common shareholders	$(1,416)	$ 1,485	$ 5,461	$ (5.22)[2]	$ 4.96	$17.31
Net (gains) losses on investments and derivatives	1,072	(1,084)	(1,087)	3.95	(3.63)	(3.44)
Pension and other postretirement remeasurement (gains) losses	116	(644)	(51)	0.43	(2.15)	(0.16)
Curtailment (gains) losses	—	—	(8)	—	—	(0.03)
Business combination expenses and the amortization of purchased intangibles	353	398	118	1.30	1.33	0.37
Business combination fair value adjustment	—	(6)	—	—	(0.02)	—
(Gain) loss on disposition	(89)[1]	—	—	(0.33)	—	—
(Income) loss from discontinued operations	—	3,612	(157)	—	12.08	(0.50)
Income tax expense (benefit) and other	(298)	272	234	(1.10)	0.91	0.74
Adjusted net income (loss) *	$ (262)	$ 4,033	$ 4,510	$ (0.97)[2]	$13.48	$14.29

[1] Includes $83 million related to the gain on sale of the headquarters in the fourth quarter of 2022 reported as other revenue in the Corporate and Other segment.

[2] Due to a net loss reported for the twelve months ended December 31, 2022, calculation uses weighted average shares of 271.2 million, which excludes weighted average diluted shares of 3.1 million.

Combined Ratio excluding the effect of catastrophes, prior year reserve reestimates and amortization or impairment of purchased intangibles ("underlying combined ratio") is a non-GAAP ratio, which is computed as the difference between four GAAP operating ratios: the combined ratio, the effect of catastrophes on the combined ratio, the effect of prior year non-catastrophe reserve reestimates on the combined ratio, and the effect of amortization or impairment of purchased intangibles on the combined ratio. We believe that this ratio is useful to investors and it is used by management to reveal the trends in our Property-Liability business that may be obscured by catastrophe losses, prior year reserve reestimates and amortization or impairment of purchased intangibles. Catastrophe losses cause our loss trends to vary significantly between periods as a result of their incidence of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year reserve reestimates are caused by unexpected loss development on historical reserves, which could increase or decrease current year net income. Amortization or impairment of purchased intangibles relates to the acquisition purchase price and is not indicative of our underlying insurance business results or trends. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. The most directly comparable GAAP measure is the combined ratio. The underlying combined ratio should not be considered a substitute for the combined ratio and does not reflect the overall underwriting profitability of our business.

The following table reconciles the Property-Liability combined ratio to the Property-Liability underlying combined ratio for the years ended December 31.

	2022	2021	2020
Combined Ratio	106.6	95.9	87.6
Effect of catastrophe losses	(7.1)	(8.3)	(7.9)
Effect of prior year non-catastrophe reserve reestimates	(3.9)	(0.8)	(0.2)
Effect of amortization of purchased intangibles	(0.5)	(0.6)	(0.1)
Underlying combined ratio*	95.1	86.2	79.4
Effect of prior year catastrophe reserve reestimates	—	(0.5)	(1.4)

Adjusted net income return on Allstate common shareholders' equity is a ratio that uses a non-GAAP measure. It is calculated by dividing the rolling 12-month adjusted net income by the average of Allstate common shareholders' equity at the beginning and at the end of the 12-months, after excluding the effect of unrealized net capital gains and losses. Return on Allstate common shareholders' equity is the most directly comparable GAAP measure. We use adjusted net income as the numerator for the same reasons we use adjusted net income, as discussed previously. We use average Allstate common shareholders' equity excluding the effect of unrealized net capital gains and losses for the denominator as a representation of common shareholders' equity primarily applicable to Allstate's earned and realized business operations because it eliminates the effect of items that are unrealized and vary significantly between periods due to external economic developments such as capital market conditions like changes in equity prices and interest rates, the amount and timing of which are unrelated to the insurance underwriting process. We use it to supplement our evaluation of net income (loss) applicable to common shareholders and return on Allstate common shareholders' equity because it excludes the effect of items that tend to be highly variable from period to period. We believe that this measure is useful to investors and that it provides a valuable tool for investors when considered along with return on Allstate common shareholders' equity because it eliminates the after-tax effects of realized and unrealized net capital gains and losses that can fluctuate significantly from period to period and that are driven by economic developments, the magnitude and timing of which are generally not influenced by management. In addition, it eliminates non-recurring items that are not indicative of our ongoing business or economic trends. A byproduct of excluding the items noted above to determine adjusted net income return on Allstate common shareholders' equity from return on Allstate common shareholders' equity is the transparency and understanding of their significance to return on common shareholders' equity variability and profitability while recognizing these or similar items may recur in subsequent periods. We use adjusted measures of adjusted net income return on Allstate common shareholders' equity in incentive compensation. Therefore, we believe it is useful for investors to have adjusted net income return on Allstate common shareholders' equity and return on Allstate common shareholders' equity when evaluating our performance. We note that investors, financial analysts, financial and business media organizations and rating agencies utilize adjusted net income return on common shareholders' equity results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's utilization of capital. We also provide it to facilitate a comparison to our long-term adjusted net income return on Allstate common shareholders' equity goal. Adjusted net income return on Allstate common shareholders' equity should not be considered a substitute for return on Allstate common shareholders' equity and does not reflect the overall profitability of our business.

The following tables reconcile return on Allstate common shareholders' equity and adjusted net income return on Allstate common shareholders' equity for the years ended December 31.

($ in millions)	2022	2021	2020
Return on Allstate common shareholders' equity			
Numerator:			
Net income applicable to common shareholders	$(1,416)	$ 1,485	$ 5,461
Denominator:			
Beginning Allstate common shareholders' equity	$23,209	$28,247	$23,750
Ending Allstate common shareholders' equity[1]	15,505	23,209	28,247
Average Allstate common shareholders' equity	$19,357	$25,728	$25,999
Return on Allstate common shareholders' equity	(7.3)%	5.8%	21.0%

	2022	2021	2020
Adjusted net income return on Allstate common shareholders' equity			
Numerator:			
Adjusted net income*	$ (262)	$ 4,033	$ 4,510
Denominator:			
Beginning Allstate common shareholders' equity	$23,209	$28,247	$23,750
Less: Unrealized net capital gains and losses	598	3,180	1,887
Adjusted beginning Allstate common shareholders' equity	22,611	25,067	21,863
Ending Allstate common shareholders' equity[1]	15,505	23,209	28,247
Less: Unrealized net capital gains and losses	(2,253)	598	3,180
Adjusted ending Allstate common shareholders' equity	17,758	22,611	25,067
Average adjusted Allstate common shareholders' equity	$20,185	$23,839	$23,465
Adjusted net income return on Allstate common shareholders' equity*	(1.3)%	16.9%	19.2%

[1] Excludes equity related to preferred stock of $1,970 million at December 31, 2022, 2021 and 2020.

Appendix B – Categorical Standards of Independence

In accordance with the Director Independence Standards, the Board has determined that the nature of the following relationships with the corporation do not create a conflict of interest that would impair a director's independence.

1. An Allstate director's relationship arising from (i) only such director's position as a director of another corporation or organization; (ii) only such director's direct or indirect ownership of a 5% or less equity interest in another corporation or organization (other than a partnership); (iii) both such position and such ownership; or (iv) such director's position only as a limited partner in a partnership in which he or she has an interest of 5% or less.

2. An Allstate director's relationship arising from an interest of the director, or any entity in which the director is an employee, director, partner, shareholder or officer, in or under any standard-form insurance policy or other financial product offered by the Allstate Group in the ordinary course of business.

3. An Allstate director's relationship with another company that participates in a transaction with the Allstate Group (i) where the rates or charges involved are determined by competitive bid or (ii) where the transaction involves the rendering of services as a common or contract carrier (including any airline) or public utility at rates or charges fixed in conformity with law or governmental authority.

4. An Allstate director's relationship with another company that has made payments to, or received payments from, the Allstate Group for property or services in an amount which, in the last fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues for such year.

5. An Allstate director's position as an executive officer of a tax-exempt organization to which the aggregate amount of discretionary contributions (other than employee matching contributions) made by the Allstate Group and The Allstate Foundation in any of the last three fiscal years of the tax-exempt organization were equal to or less than the greater of $1 million or 2% of such organization's consolidated gross revenues for such year.

6. An Allstate director's relationship with another company (i) in which the Allstate Group makes investments or (ii) which invests in securities issued by the Allstate Group or securities backed by any product issued by the Allstate Group, all in the ordinary course of such entity's investment business and on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Appendix C – Executive Officers

The following table lists the names and titles of our executive officers as of April 1, 2023. AIC refers to Allstate Insurance Company.

Name	Principal Positions and Offices Held
Thomas J. Wilson	Chair of the Board, President, and Chief Executive Officer of The Allstate Corporation and AIC.
Elizabeth A. Brady	Executive Vice President, Chief Marketing, Customer and Communications Officer of AIC.
Christine DeBiase	Executive Vice President, Chief Legal Officer, General Counsel, and Corporate Secretary of The Allstate Corporation and AIC.
John E. Dugenske	President, Investments and Corporate Strategy of AIC.
Suren Gupta	President, Enterprise Solutions of AIC.
Jesse E. Merten	Executive Vice President and Chief Financial Officer of The Allstate Corporation and AIC.
John C. Pintozzi	Senior Vice President, Controller and Chief Accounting Officer of The Allstate Corporation and AIC
Mark Prindiville	Executive Vice President and Chief Risk Officer of AIC.
Mario Rizzo	President, Property-Liability of AIC.
Robert Toohey	Executive Vice President and Chief Human Resources Officer of AIC.
Terrance Williams	Executive Vice President and President, Protection Products and Services of AIC.

Helpful Links and Resources

About Allstate

Company Website
https://www.allstate.com/

Allstate Foundation
https://allstatefoundation.org/?_
ga=2.233644824.70414277.1634117375-1354564632.1627444396

ESG/Sustainability
https://www.allstatesustainability.com/

Governance

Overview
https://www.allstateinvestors.com/governance

Corporate Governance Guidelines
https://www.allstateinvestors.com/static-files/b32c67db-6f4a-
4afb-9c2d-ffe5d2b1b12a

Bylaws of The Allstate Corporation
https://www.allstateinvestors.com/static-files/dd3f893c-035f-
4896-a82c-a3e5ae606a51

Audit Committee Charter
https://www.allstateinvestors.com/static-files/3dfddc3a-6f10-
4c3e-b154-bd3db57aafc4

Compensation and Human Capital Committee Charter
https://www.allstateinvestors.com/static-files/3d99e53e-579a-
4e46-9bdd-338c50702ec4

Executive Committee Charter
https://www.allstateinvestors.com/static-files/275b63c0-6823-
4678-add2-9fcd161330fc

**Nominating, Governance and Social Responsibility
Committee Charter**
https://www.allstateinvestors.com/static-files/94ae2405-05d8-
4fab-b435-1798d7ab91ff

Risk and Return Committee Charter
https://www.allstateinvestors.com/static-files/140622f6-f4ca-
4e14-9d40-cbd88a549f25

Code of Conduct
https://www.allstateinvestors.com/governance/code-conduct

Common Acronyms Used

ASC	Affordable, Simple, Connected
AIP	Allstate Identity Protection
CIC	Change in Control
ELFS	Extremely Low Frequency Scenarios
ERRM	Enterprise Risk and Return Management
ESG	Environmental, Social and Governance
GHG	Greenhouse Gas
IDE	Inclusive Diversity and Equity
NYSE	New York Stock Exchange
ORSA	Own Risk and Solvency Assessment
PSA	Performance Stock Awards
ROE	Return on Equity
SEC	Securities and Exchange Commission
TSR	Total Shareholder Return

Sustainability

Overview
https://www.allstatesustainability.com

ESG Summary
https://www.allstatesustainability.com/content/
documents/ESG%20Summary.pdf

Sustainability Report
https://www.allstatesustainability.com/content/
documents/ALL_CSR21_final.pdf

TCFD Report
https://www.allstatesustainability.com/content/
documents/TCFD_2022.pdf

CDP Climate Response
https://www.allstatesustainability.com/content/
documents/cdp/Allstate%202021.pdf

GRI Index
https://www.allstatesustainability.com/gri

SASB Index
https://www.allstatesustainability.com/content/
documents/SASB_Index_2021.pdf?v2022

EEO-1 Report
https://www.allstatesustainability.com/content/
documents/2021EEO1Report_SummaryPage.pdf

2022 Annual Report
Table of Contents

Business

The Allstate Corporation was incorporated under the laws of the State of Delaware on November 5, 1992, to serve as the holding company for Allstate Insurance Company. Its business is conducted principally through Allstate Insurance Company and other subsidiaries (collectively, including The Allstate Corporation, "Allstate").

Allstate protects people from life's uncertainties with a wide array of protection for autos, homes and personal property. Allstate is primarily engaged in the property and casualty insurance business in the United States and Canada. Additionally, Allstate provides customers other protection solutions such as accident and health insurance, protection plans that cover consumer electronics, mobile phones and appliances and personal identity protection.

The Allstate Corporation is one of the largest publicly held personal lines insurers in the United States. Allstate's personal property-liability strategy is to increase market share by offering consumers a broad suite of protection solutions and a competitive value proposition across distribution channels. The Allstate brand is widely known through the "You're In Good Hands With Allstate®" slogan. Allstate is the third largest personal property and casualty insurer in the United States on the basis of 2021 statutory direct premiums written according to A.M. Best.

Allstate also has strong market positions in other protection solutions. Allstate Health and Benefits provides accident, health and life insurance through employers, independent agents and direct-to-consumer, and is one of the top voluntary benefits carriers in the market. Allstate Protection Plans provides protection on a wide variety of consumer goods such as cell phones, tablets, computers, furniture and appliances, and has a leading position in distribution through major retailers. Allstate Identity Protection has a leading position in identity protection through worksite distribution. In total, Allstate had 189.1 million policies in force ("PIF") as of December 31, 2022.

In this Annual Report, we occasionally refer to statutory financial information. All domestic United States insurance companies are required to prepare statutory-basis financial statements. As a result, industry data is available that enables comparisons between insurance companies, including competitors that are not required to prepare financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). We frequently use industry publications containing statutory financial information to assess our competitive position.

Strategy, Transformative Growth, Our Shared Purpose and Segment Information

Our strategy has two components: increase personal property-liability market share (see Allstate Protection segment) and expand protection offerings by leveraging the Allstate brand, customer base and capabilities.

Transformative Growth is about creating a business model, capabilities and culture that continually transform to better serve customers. This is done by providing affordable, simple and connected protection through multiple distribution partners. The ultimate objective is to create continuous transformative growth in all businesses.

We are expanding protection services businesses utilizing enterprise capabilities and resources such as distribution, analytics, claims, investment expertise, talent and capital. Using innovative growth platforms (such as telematics and identity protection) and broad distribution including: Allstate exclusive agents, independent agents, contact centers, online, retailers, workplace benefits brokers, auto dealers, original equipment manufacturers and telecom providers further enhance our customer value proposition.


Increase Personal Property-Liability Market Share
Allstate. You're in good hands.
NATIONAL GENERAL. an Allstate company
Answer financial.
Leveraging Allstate brand, customer base and capabilities
Allstate. PROTECTION PLANS
arity
Expand Protection Services
Allstate. BUSINESS INSURANCE
Allstate. IDENTITY PROTECTION
Allstate. ROADSIDE
Allstate. BENEFITS
Avail protected by Allstate
Allstate. HEALTH SOLUTIONS
Allstate. DEALER SERVICES

Our Shared Purpose			
As the good hands...	**our values**	**our operating standards**	**our behaviors**
• We **empower** customers with protection to help them achieve their hopes and dreams. • We **provide** affordable, simple and connected protection solutions. • We **create** opportunity for our team, economic value for our shareholders and improve communities.	• **Integrity** is non-negotiable. • **Inclusive Diversity & Equity** values and leverages unique identities with equitable opportunity and rewards. • **Collective Success** is achieved through empathy and prioritizing enterprise outcomes ahead of individuals.	• **Focus on Customers** by anticipating and exceeding service expectations at low costs. • **Be the Best** at protecting customers, developing talent and running our businesses. • **Be Bold** with original ideas using speed and conviction to beat the competition. • **Earn Attractive Returns** by providing customer value, proactively accepting risk and using analytics.	• **Collaborate** early and often to develop and implement comprehensive solutions and share learnings. • **Challenge Ideas** to leverage collective expertise, evaluate multiple alternatives and create the best path forward. • **Provide Clarity** for expected outcomes, decision authority and accountability. • **Provide Feedback** that is candid, actionable, independent of hierarchy and safe.

Reportable segments	
Allstate Protection [1]	Includes the Allstate brand, National General and Answer Financial. Offers private passenger auto, homeowners, other personal lines and commercial insurance through agents, contact centers and online. The Encompass brand was combined into National General beginning in the first quarter of 2021 and results prior to 2021 reflect Encompass brand results only.
Protection Services	Includes Allstate Protection Plans, Allstate Dealer Services, Allstate Roadside, Arity and Allstate Identity Protection, which offer a broad range of solutions and services that expand and enhance our customer value propositions.
Allstate Health and Benefits	Offers voluntary benefits and individual life and health products, including life, accident, critical illness, short-term disability and other health insurance products sold through independent agents, benefits brokers and Allstate exclusive agents. Also provides stop-loss and fully insured group health products to employers and short-term medical and medicare supplement insurance to individuals.
Run-off Property-Liability [1]	Relates to property and casualty insurance policies written during the 1960s through the mid-1980s with exposure to asbestos, environmental and other claims in run-off.
Corporate and Other	Includes holding company activities and certain non-insurance operations.

[1] Allstate Protection and Run-off Property-Liability segments comprise Property-Liability.

Allstate Protection Segment

Our Allstate Protection segment accounted for 92.0% of Allstate's 2022 consolidated insurance premiums and contract charges and 20.4% of Allstate's December 31, 2022 PIF. Private passenger auto, homeowners, other personal lines and commercial insurance products offered through both exclusive and independent agents and directly through contact centers and online are included in this segment. Our strategy is to offer products that allow customers to interact with us when, where and how they want with affordable, simple and connected protection products.

Strategy Allstate Protection's strategy is to increase personal lines market share through Transformative Growth focusing on:

- Improving customer value by making it easier to do business with us, improving price competitiveness and providing competitive differentiated products and experiences
- Expanding customer access to Allstate and National General products and services through the methods of interaction customers want
- Increasing sophistication and investment in customer acquisition
- Modernizing our technology to enhance the customer experience and product management ecosystems
- Driving organizational transformation

We have three market-facing property-liability businesses, Allstate brand, National General and Answer Financial with products and services that cater to different customer preferences for advice and brand recognition.


Allstate Protection Segment
Increase Property-Liability Market Share by leveraging our brand, customer base, and distribution channels
Allstate
You're in good hands.
NATIONAL GENERAL
an Allstate company
Answer financial

We serve our consumers using differentiated products, analytical expertise, telematics and an integrated digital enterprise that leverages data and technology to execute processes with a focus on greater effectiveness and efficiency.

Transformative Growth	
Improve Customer Value	Improving the competitive prices of products through lower costs, increased price sophistication and telematics
	Increasing engagement with the Allstate Mobile app and new business penetration of telematics products, including pay-per-mile insurance
	Providing additional consumer-focused protection solutions
Expand Customer Access	Transforming our Allstate agent sales system to enable more growth at a lower cost by incenting agents to focus on sales, while expanding our distribution capacity through new agent models
	Increasing direct channel distribution through improved online experience and data-driven insights to enhance call center sales
	Growing National General by leveraging the Allstate brand capabilities and data to expand product offerings and fully utilize our independent agency relationships
Increase Sophistication and Investment in Customer Acquisition	Improving the effectiveness of customer acquisition by expanding lead management, building data capabilities and utilizing household insights
Modernize Technology Ecosystem	Deploying a new technology ecosystem to deliver affordable, simple, and connected experiences and products at a lower cost. This effort will also lead to the retirement of legacy systems
Drive Organizational Transformation	Enhancing and expanding organizational capabilities by increasing digital expertise, process redesign, decision clarity and employee empowerment, agility and diversity

Additional Information and Strategy Updates

Allstate Protection pricing and risk management strategies Our pricing and underwriting strategies and decisions are designed to generate sustainable profitable growth.

A proprietary database of underwriting and loss experience enables sophisticated pricing algorithms and methodologies to more accurately price risks while also seeking to attract and retain customers in multiple risk segments.

- For auto insurance, risk evaluation factors can include, but are not limited to: vehicle make, model and year; driver age and marital status; territory; years licensed; loss history; years insured with prior carrier; prior liability limits; prior lapse in coverage; and insurance scoring utilizing telematics data and other consumer information.

- For property insurance, risk evaluation factors can include, but are not limited to: the amount of insurance purchased; geographic location of the property; loss history; age, condition and construction characteristics of the property; and characteristics of the insured including insurance scoring utilizing other consumer information.

A combination of underwriting information, pricing and discounts are also used to achieve a more competitive position and growth. The pricing strategy involves local marketplace pricing and underwriting decisions based on risk evaluation factors to the extent permissible by applicable law and an evaluation of competitors.

Pricing of property products is intended to generate risk-adjusted returns that are acceptable over a long-term period. Rate increases are pursued to keep pace with loss trends, including losses from catastrophic events and those that are weather-related (such as wind, hail, lightning and freeze not meeting our criteria to be declared a catastrophe). We also take into consideration potential customer disruption, the impact on our ability to market our products, regulatory limitations, our competitive position and profitability.

In any reporting period, loss experience from catastrophic events and weather-related losses may contribute to negative or positive underwriting performance relative to the expectations incorporated into product pricing.

Property catastrophe exposure is managed with the goal of providing shareholders an acceptable return on the risks assumed in the property business. Catastrophe exposure management includes purchasing reinsurance to provide coverage for known exposure to hurricanes, earthquakes and fires following earthquakes, wildfires and other catastrophes. Our current catastrophe reinsurance program supports our risk tolerance framework which utilizes a modeled 1-in-100 annual aggregate limit for catastrophe losses from hurricanes, earthquakes and wildfires of $2.5 billion, net of reinsurance.

The use of different assumptions and updates to industry models and to our risk transfer program could materially change the projected loss. Growth strategies include areas where we believe diversification can be enhanced and an appropriate return can be earned for the risk. As a result, our modeled exposure may increase. In addition, we have exposure to other severe weather events, which impact catastrophe losses.

We are promoting measures to prevent and mitigate losses that are increasing due to climate change and increased severe weather including making homes and communities more resilient, enforcement of stronger building codes, adoption of sensible land use policies and expanded disaster response capabilities.

Independent agent strategy The acquisition of National General significantly enhanced our strategic position in the independent agency channel. The transaction increased our total personal property-liability market share by over one percentage point and has enhanced our independent agent-facing technology. It also expanded our distribution footprint, and led us to be a top five personal lines carrier in the independent agency distribution channel.

National General provides personal and commercial automobile, homeowners, umbrella, recreational vehicle, motorcycle, lender-placed auto and property and other niche insurance products. Auto insurance represents approximately 70% of premium with a significant presence in the non-standard auto market. Allstate's capabilities are being leveraged to create additional auto and homeowners insurance products to better serve mid-market customers through independent agents.

As part of the acquisition, Allstate Independent Agency and Encompass organizations are being integrated into National General by:

- Migrating Encompass policyholders and business operations to National General and retiring the Encompass technology infrastructure

- Transitioning Encompass and Allstate-branded Independent Agent new business to National General as auto and homeowners insurance products roll out

Commercial lines strategy Traditional small business commercial insurance is being enhanced through new product development using technology to improve customer experience and reduce costs while leveraging enterprise capabilities. Profit improvement actions continue for our traditional commercial lines insurance products, emphasizing pricing, claims, governance and operational improvements. In 2023, Allstate brand will exit traditional commercial insurance in five states. These five states combined made up 47% and 36% of 2022 Allstate brand commercial new issued applications and net written premium, respectively. Additionally, starting in the fourth quarter of 2022, coverage to transportation network companies will no longer be offered unless the contracts utilize telematics-based pricing.

Answer Financial strategy Answer Financial is an insurance agency that sells other insurance companies' products directly to customers online. Our strategy as a technology-enabled insurance agency is to provide

comparison shopping and related services for businesses, offering customers choice, convenience and ease of use.

Products and distribution

Allstate Protection differentiates itself by offering a comprehensive range of affordable, simple and connected protection solutions across distribution channels for specific consumer segments.

Protection Products		
Insurance products [1]		Auto
		Homeowners
		Specialty auto (motorcycle, trailer, motor home and off-road vehicle)
		Other personal lines (renters, condominium, landlord, boat, umbrella, manufactured home and stand-alone scheduled personal property)
		Commercial lines
Answer Financial		Comparison quotes and sales of non-proprietary auto, homeowners and other personal lines (condominium, renters, motorcycle, recreational vehicle and boat)

[1] Insurance products are primarily offered by the Allstate and National General brands.

Distribution	
Allstate brand	In the U.S., we offer products through over 8,400 Allstate exclusive agents operating in approximately 8,500 locations, supported by 20,900 licensed sales professionals, and 700 exclusive financial specialists. We also offer products through approximately 8,700 independent agents, contact centers, online and Market Sales Associates. In Canada, we offer Allstate brand products through approximately 1,000 employee sales agents.
National General (including Encompass)	Distributed through over 43,000 independent agent locations, approximately 540 retail stores, contact centers and online.
Answer Financial	Comparison quotes and sales offered to customers online or through contact centers.

Allstate exclusive agents also support the Protection Services and Allstate Health and Benefits segments through offering roadside assistance, consumer protection plans and voluntary benefits products. We also sell a range of non-proprietary life and annuity insurance products offered by third-party providers.

Exclusive agent compensation structure The compensation structure for Allstate exclusive agents rewards them for delivering high value to customers and achieving certain business outcomes such as profitable growth and household penetration. Allstate exclusive agent remuneration comprises a base commission, variable compensation and a bonus.

• Agents receive a monthly base commission payment as a percentage of their total eligible written premium.

• Variable compensation rewards agents for acquiring new customers by exceeding a base production goal.

• Bonus compensation is based on a percentage of premiums and can be earned by agents who are meeting certain sales goals and selling additional policies to meet customer needs profitably.

We are aligning agent compensation to emphasize growth, improve customer service and lower costs. Agent compensation in 2023 will increase the emphasis on bundling multiple lines of business when acquiring new customers. Additionally, new business written by exclusive agents in 2023 will renew at a lower base commission rate with variable compensation available based on bundling.

When an Allstate product is not available, agents have the ability to earn commissions and additional bonuses on non-proprietary products provided to customers through Ivantage, a leading provider of property and casualty brokerage services, and arrangements with other companies, agencies, and brokers. As of December 31, 2022, Ivantage had $1.99 billion non-proprietary premiums under management, consisting of approximately $1.77 billion of personal insurance premiums primarily related to property business in hurricane exposed areas, and approximately $222 million of commercial insurance premiums.

Additionally, we offer a homeowners product through our excess and surplus lines carrier, North Light Specialty Insurance Company, in certain areas with higher risk of catastrophes or where customers do not meet the Allstate brand standard underwriting profile.

Allstate agents and exclusive financial specialists receive commissions for non-proprietary life and retirement sales and are eligible for a quarterly bonus based on the volume of non-proprietary sales.

Independent agent remuneration for National General comprises a base commission and a bonus that can be earned by agents who achieve sales goals and a target loss ratio.

Innovative product offerings and features		
Market-leading solutions		
Allstate brand	Your Choice Auto®	Qualified customers choose from a variety of options, such as Accident Forgiveness, Deductible Rewards®, Safe Driving Bonus® and New Car Replacement.
	Allstate House and Home®	Featured options include Claim RateGuard®, Claim-Free Bonus, Deductible Rewards® and flexibility in options and coverages, including graduated roof coverage and pricing based on roof type and age for damage related to wind and hail events.
	Bundling Benefits	Auto customers with a qualifying property policy are provided an auto renewal guarantee and a deductible waiver (when the same event, with the same covered cause of loss, damages both auto and property). Offered in 47 states and District of Columbia ("D.C.") as of December 31, 2022.
	Auto Car Replacement Protection	Replaces a qualifying customer's vehicle involved in a total loss accident with a newer vehicle with fewer miles. Offered in 46 states and D.C. as of December 31, 2022.
National General	Custom360℠	Endorsements and coverage amounts can be scaled up or down to create a custom, needs-based insurance solution for customers at all stages in life.
Telematics solutions		
Allstate brand	Drivewise®	Telematics-based program, available in 49 states and D.C. as of December 31, 2022, that uses a mobile application or an in-car device to capture driving behaviors and encourage safe driving. It provides customers with information, tools and incentives. For example, in most states, Allstate Rewards® provides reward points for safe driving.
	Milewise®	Usage-based insurance product, available in 22 states as of December 31, 2022, that gives customers flexibility to customize their insurance and pay based on the number of miles they drive.
National General	DynamicDrive℠	Mobile-based telematics application, available in 39 states as of December 31, 2022, used to capture driving behaviors and reward customer participation.

Competition

The personal lines insurance markets, including private passenger auto and homeowners insurance, are highly competitive. The following charts provide Allstate Protection's combined market share compared to our principal U.S. competitors using statutory direct written premium for the year ended December 31, 2021, according to A.M. Best.

Personal lines insurance



Allstate 9.8%
State Farm 16.6%
Progressive 9.9%
GEICO 9.7%
USAA 6.1%
Other 47.9%

Private passenger auto insurance



Allstate 10.4%
State Farm 16.0%
GEICO 14.3%
Progressive 13.7%
USAA 6.0%
Other 39.6%

Homeowners insurance



Allstate 8.5%
State Farm 18.0%
Liberty Mutual 6.9%
USAA 6.4%
Farmers 6.1%
Other 54.1%

Geographic markets

We primarily operate in the U.S. (all 50 states and D.C.) and Canada. Our top geographic markets based on 2022 statutory direct premiums are reflected below.

Top geographic markets



Texas 11.3%
California 10.2%
New York 7.9%
Florida 7.2%
Other 63.4%

Protection Services Segment

Our Protection Services segment accounted for 4.8% of Allstate's 2022 consolidated total revenue and 77.3% of Allstate's December 31, 2022 PIF. Protection Services includes Allstate[SM] Protection Plans, Allstate Dealer Services[®], Allstate Roadside, Arity[®] and Allstate[SM] Identity Protection, which offer a broad range of products and services that expand and enhance customer value propositions.

Strategy - Protection Services' strategy is to expand distribution and provide affordable solutions that increase customer value and create effortless interactions.

Allstate Protection Plans	Expand distribution and product breadth of consumer protection plans through new and existing retailers and mobile operators across North America, Europe and Asia.
Allstate Dealer Services	Expand distribution of Allstate branded finance and insurance products through auto dealerships and direct to customers.
Allstate Roadside	Modernize the roadside assistance business through technology and enhance capabilities to deliver a superior customer experience.
Arity	A leading telematics and mobility insights provider to insurance companies, the transportation industry and location-enabled consumer apps. Services include: telematics-enabled mobility insights for consumers and businesses, driving behavior data and scores (Arity IQ) to deliver personalized insurance pricing, and marketing services including lead generation and advertising technology integrations to optimize advertising investments.
Allstate Identity Protection	Create a leading position in the identity protection market, offering full-service identity protection including identity monitoring, digital exposure reporting, and identity theft remediation and reimbursement. Expanding our product breadth into consumer cybersecurity, privacy and family digital safety protection as well as expanding partnership and direct to consumer distribution channels.

Products and distribution

Products and services	
Allstate Protection Plans	Provides consumer protection plans and related technical support for mobile phones, consumer electronics, furniture and appliances which provide customers protection from mechanical or electrical failure, and in certain cases, accidental damage.
Allstate Dealer Services	Offers finance and insurance products, including vehicle service contracts, guaranteed asset protection waivers, road hazard tire and wheel protection, and paint and fabric protection.
Allstate Roadside	Offers towing, jump-start, lockout, fuel delivery and tire change services to retail customers and customers of our wholesale partners.
Arity	Provides insights and services created from data collected, normalized and analyzed by the Arity platform, including automotive telematics information. Product suite includes on-demand risk scoring, lead generation, digital advertising, data integration, traditional telematics, and data-as-a-service solutions.
Allstate Identity Protection	Provides identity, consumer cybersecurity, privacy and family digital safety protection.

Distribution channels	
Allstate Protection Plans	Retailers and mobile operators, in-store or online, in North America, Europe and Asia Pacific.
Allstate Dealer Services	Independent agents selling through auto dealerships in the U.S. in conjunction with the purchase of a new or used vehicle and direct to consumer.
Allstate Roadside	Allstate exclusive agents, wholesale partners, affinity groups and on-demand mobile application service.
Arity	Sells directly to affiliate and non-affiliate customers and through strategic partners.
Allstate Identity Protection	Primarily through workplace benefit programs with growth in partnerships and direct to consumer delivered through enterprise partnerships, online and mobile application sales.

Geographic markets

Protection Services primarily operates in the U.S. and Canada, with Allstate Protection Plans also offering services in Europe, Australia and Asia.

Competition

We compete on a variety of factors, including product offerings, brand recognition, financial strength, price and customer experience. The market for these services is highly competitive.

Allstate Health and Benefits Segment

Strategy

Allstate Health and Benefits segment accounted for 4.4% of Allstate's 2022 consolidated total revenue and 2.3% of Allstate's December 31, 2022 PIF. The Allstate Health and Benefits segment provides consumers with financial protection against the risk of accidents, illness and mortality. We are among the industry leaders in the growing and highly competitive voluntary benefits market, offering a broad range of accident, health and life products through workplace enrollment. Our life insurance portfolio includes individual and group permanent life solutions. We also provide stop-loss and fully insured group health products to employers and short-term medical and medicare supplement insurance to individuals. Target customers are middle market consumers with family and financial protection needs. Allstate Health and Benefits is well represented in all market segments and is a leader in the large and mega (over 10,000 employees) market segments.

Allstate Health and Benefits is differentiated through its broad product portfolio, flexible enrollment solutions, strong national accounts team and well-recognized brand.

Our strategy for growth is to deliver substantially more value through innovative products and technology, tailored solutions and exceptional service through investments in future-state technologies and data and analytics capabilities.

Products and distribution

Health and benefits products
Employer voluntary benefits
Group health
Individual health

Distribution channels
Over 8,000 independent agents and benefits brokers and Allstate exclusive agents, focusing on workplace benefits on small employers for employer voluntary benefits and group health
Over 33,000 independent agents, in-house agencies, direct-to-consumer marketing, wholesaling, worksite marketing and the internet for individual health

Competition

We compete on a wide variety of factors, including product offerings, brand recognition, financial strength and ratings, price, distribution and customer service.

The market for voluntary benefits is growing as these products help employees fill the increasing gaps associated with continued medical cost inflation and the shifting of costs from employers to employees to cover co-pays and deductibles. Favorable industry and economic trends have increased competitive pressure and attracted new traditional and non-traditional entrants to the voluntary benefits market. Recent entrants, including large group medical, life and disability insurance carriers, are leveraging core benefit capabilities by bundling and discounting to capture voluntary market share. We also compete with large group medical carriers in our stop-loss, fully insured group health insurance, short-term medical and medicare supplement insurance offerings.

Geographic markets

We primarily operate in the U.S. (all 50 states and D.C.) and Canada. The top geographic markets based on 2022 statutory direct premiums are reflected below.

Top geographic markets



Florida 11.4%
Texas 10.4%
Georgia 5.2%
Ohio 5.2%
Other 67.8%

Other Business Segments

Run-off Property-Liability Segment

The Run-off Property-Liability segment includes results from property and casualty insurance coverage that primarily relates to policies written during the 1960s through the mid-1980s.

Strategy Management of this segment has been assigned to a designated group of professionals with expertise in claims handling, policy coverage interpretation, exposure identification, litigation and reinsurance collection. As part of its responsibilities, this group may pursue settlement agreements including policy buybacks on direct excess commercial business when appropriate to improve the certainty of the liabilities. At the end of 2022, 64% of the direct excess gross case reserves were attributable to settlement agreements. This group also manages other direct commercial and assumed reinsurance business in runoff and engages in reinsurance ceded and assumed commutations as required or when considered economically advantageous.

Changes in the reserves established for asbestos, environmental and other run-off lines losses have occurred and may continue. Reserve changes can be caused by new information relating to new and additional claims, new exposures or the impact of resolving unsettled claims based on unanticipated events such as arbitrations, litigation, legislative, judicial or regulatory actions. Environmental losses may also increase as the result of additional funding for environmental site clean-up.

Challenges related to the concentration of insurance and reinsurance claims from companies who specialize in this business continue to be addressed.

Corporate and Other Segment

Our Corporate and Other segment is comprised of holding company activities and certain non-insurance operations, including expenses associated with strategic initiatives.

Forward-Looking Statements

This report contains "forward-looking statements" that anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not relate strictly to historical or current facts and may be identified by their use of words like "plans," "seeks," "expects," "will," "should," "anticipates," "estimates," "intends," "believes," "likely," "targets" and other words with similar meanings. These statements may address, among other things, our strategy for growth, catastrophe exposure management, product development, investment results, regulatory approvals, market position, expenses, financial results, litigation and reserves. We believe that these statements are based on reasonable estimates, assumptions and plans. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements as a result of new information or future events or developments. In addition, forward-looking statements are subject to certain risks or uncertainties that could cause actual results to differ materially from those communicated in these forward-looking statements. Factors that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements include risks related to:

Insurance and Financial Services (1) unexpected increases in claim frequency and severity; (2) catastrophes and severe weather events; (3) limitations in analytical models used for loss cost estimates; (4) price competition and changes in regulation and underwriting standards; (5) actual claim costs exceeding current reserves; (6) market risk, inflation, and declines in credit quality of our investment portfolios; (7) our subjective determination of fair value and amount of credit losses for investments; (8) our participation in indemnification programs, including state industry pools and facilities; (9) inability to mitigate the impact associated with changes in capital requirements; (10) a downgrade in financial strength ratings;

Business, Strategy and Operations (11) competition in the industries in which we compete and new or changing technologies; (12) implementation of our Transformative Growth strategy; (13) our catastrophe management strategy; (14) restrictions on our subsidiaries' ability to pay dividends; (15) restrictions under terms of certain of our securities on our ability to pay dividends or repurchase our stock; (16) the availability of reinsurance at current levels and prices; (17) counterparty risk related to reinsurance; (18) acquisitions and divestitures of businesses; (19) intellectual property infringement, misappropriation and third-party claims;

Macro, Regulatory and Risk Environment (20) conditions in the global economy and capital markets; (21) a large-scale pandemic, the occurrence of terrorism, military actions or social unrest; (22) the failure in cyber or other information security controls, as well as the occurrence of events unanticipated in our disaster recovery processes and business continuity planning; (23) changing climate and weather conditions; (24) evolving environmental, social and governance standards and expectations; (25) restrictive regulations and regulatory reforms, including limitations on rate increases and requirements to underwrite business and participate in loss sharing arrangements; (26) losses from legal and regulatory actions; (27) changes in or the application of accounting standards; (28) vendor-related business disruptions or failure of a vendor to provide and protect data, confidential and proprietary information, or personal information of our customers, claimants or employees; (29) our ability to attract, develop and retain talent; and (30) misconduct or fraudulent acts by employees, agents and third parties.

Additional information concerning these and other factors may be found in our filings with the Securities and Exchange Commission, including the "Risk Factors" section in our most recent annual report on Form 10-K.

Common stock performance graph

The following performance graph compares the cumulative total shareholder return on Allstate common stock for a five-year period (December 31, 2017 to December 31, 2022) with the cumulative total return of the S&P Property and Casualty Insurance Index (S&P P/C) and the S&P 500 stock index.

Value at Each Year-End
of $100 Initial Investment Made on December 31, 2017

Allstate v. Published Indices



Value at each year-end of $100 initial investment made on December 31, 2017

	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Allstate	$ 100.00	$ 80.48	$ 111.72	$ 111.59	$ 122.61	$ 145.10
S&P P/C	$ 100.00	$ 95.31	$ 119.96	$ 127.56	$ 149.89	$ 178.18
S&P 500	$ 100.00	$ 95.61	$ 125.70	$ 148.81	$ 191.48	$ 156.77

Management's Discussion and Analysis of Financial Condition and Results of Operations

2022 Highlights

Overview

The following discussion highlights significant factors influencing the consolidated financial position and results of operations of The Allstate Corporation (referred to in this document as "we," "our," "us," the "Company" or "Allstate"). It should be read in conjunction with the consolidated financial statements and related notes.

A discussion of strategy, including updates to the multi-year Transformative Growth initiative, can be found in Strategy and Segment Information.

This section of this 2022 Annual Report generally discusses 2022 and 2021 results and year-to-year comparisons between 2022 and 2021. Discussions of 2020 results and year-to-year comparisons between 2021 and 2020 that are not included in this report can be found in Management's Discussion and Analysis ("MD&A") in Part II, Item 7 of our annual report on Form 10-K for 2021, filed February 18, 2022. Certain amounts have been reclassified to conform to current year presentation.

The most important factors we monitor to evaluate the financial condition and performance for our reportable segments and the Company include:

- *Allstate Protection*: premium, policies in force ("PIF"), new business sales, policy retention, price changes, claim frequency and severity, catastrophes, loss ratio, expenses, underwriting results, combined ratio and relative competitive position

- *Protection Services*: revenues, premium written, PIF and adjusted net income

- *Allstate Health and Benefits*: premiums, new business sales, PIF, benefit ratio, expenses and adjusted net income

- *Investments*: exposure to market risk, asset allocation, credit quality, total return, net investment income, cash flows, net gains and losses on investments and derivatives, unrealized capital gains and losses, long-term returns and asset duration

- *Financial condition*: liquidity, parent holding company deployable assets, financial strength ratings, operating leverage, debt levels, book value per share and return on equity

Measuring segment profit or loss

The measure of segment profit or loss used in evaluating performance is underwriting income for the Allstate Protection and Run-off Property-Liability segments and adjusted net income for the Protection Services, Allstate Health and Benefits, and Corporate and Other segments.

Underwriting income is calculated as premiums earned and other revenue, less claims and claims expense ("losses"), Shelter-in-Place Payback expense, amortization of deferred policy acquisition costs ("DAC"), operating costs and expenses, amortization or impairment of purchased intangibles, and restructuring and related charges, as determined using accounting principles generally accepted in the United States of America ("GAAP"). We use this measure in our evaluation of results of operations to analyze profitability.

Adjusted net income is net income (loss) applicable to common shareholders, excluding:

- Net gains and losses on investments and derivatives

- Pension and other postretirement remeasurement gains and losses

- Business combination expenses and the amortization or impairment of purchased intangibles

- Income or loss from discontinued operations

- Gain or loss on disposition

- Adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years

- Income tax expense or benefit on reconciling items

Sale of Headquarters

On October 18, 2022, Allstate closed the sale of its headquarters for $232 million resulting in a gain of approximately $99 million, pre-tax in the fourth quarter of 2022. $16 million of the gain was classified in Property-Liability net gains and losses on investments and derivatives and $83 million was classified as other revenue within the Corporate and Other segment. The sale reduces real estate expenses and further advances Allstate's multi-year Transformative Growth initiative.

Acquisitions and Dispositions

Acquisitions On January 4, 2021, we completed the acquisition of National General Holdings Corp. ("National General"), significantly enhancing our strategic position in the independent agency channel.

Discontinued operations and held for sale On October 1, 2021, we closed the sale of Allstate Life Insurance Company of New York ("ALNY") to Wilton Reassurance Company for $400 million. On November 1, 2021, we closed the sale of Allstate Life Insurance Company ("ALIC") and certain affiliates to entities managed by Blackstone for total proceeds of $4 billion, including a pre-close dividend of $1.25 billion paid by ALIC. In 2021, the assets and liabilities of the businesses were reclassified as held for sale and results are presented as discontinued operations. This change was applied on a retrospective basis.

In connection with the sale of ALIC and certain affiliates in 2021, the sale agreement includes a provision related to contingent consideration that may be earned over a ten-year period with the first potential payment date commencing on January 1, 2026 and a final potential payment date of January 1, 2035. The contingent consideration is determined annually based on the average ten-year Treasury rate over the preceding three-year period compared to a designated rate. The contingent consideration meets the definition of a derivative and is accounted for on a fair value basis with periodic changes in fair value reflected in earnings.

See Note 3 of the consolidated financial statements for further information on acquisitions and dispositions.

Macroeconomic Impacts

The Novel Coronavirus Pandemic or COVID-19 ("Coronavirus") resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing, and restrictions on large gatherings. These measures have moderated significantly, but new variants of the Coronavirus could result in further economic volatility. We continue to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the continuing impact to operations, but the effects have been and could be material.

Certain growth and profitability comparisons to the prior year were impacted, in part, by the effects the

Coronavirus had on prior year results. Beginning in March 2020, when shelter-in-place orders and other restrictions were initiated, and throughout 2021, we experienced lower auto accident claim frequency and different claim patterns than historically experienced. Total auto claim frequency has since increased, but remains below pre-pandemic levels.

The Coronavirus has affected operations and may continue to significantly affect results of operations, financial condition and liquidity. The impact from the pandemic should be considered when comparing the current year to the prior years, including:

- Sales of new and retention of existing policies
- Rate changes and average gross premiums
- Supply chain disruptions and labor shortages impacts on the cost of settling claims
- Premium for transportation network products
- Driving behavior and auto accident frequency
- Hospital and outpatient claim costs
- Investment valuations and returns
- Bad debt and credit allowance exposure
- Consumer utilization of Milewise®, our pay-per-mile insurance product
- Retail sales in Allstate Protection Plans

A pandemic such as the Coronavirus and its impacts are disclosed in Form 10-K Part 1 "Item 1A. Risk Factors", including the risk factors titled "*A large-scale pandemic, the occurrence of terrorism, military actions, social unrest or other actions may have an adverse effect on our business*" and "*Conditions in the global economy and capital markets could continue to adversely affect our business and results of operations*".

Supply chain disruptions, labor shortages and other macroeconomic factors have increased inflation, which may have an adverse impact on investment valuations and returns. As inflation continued to remain elevated, the Federal Reserve significantly increased interest rates and credit spreads widened reflecting ongoing recession concerns. These factors along with other ongoing impacts from the pandemic create significant economic uncertainty and the resulting market volatility may continue to impact our investment valuations and returns.

This list is not inclusive of all potential impacts and should not be treated as such. Within the MD&A we have included further disclosures related to macroeconomic impacts on our 2022 results.

Russia/Ukraine Conflict

The Russia-Ukraine war and related sanctions imposed as a result of this conflict have increased global economic and political uncertainty, including inflationary pressures and an increased risk of cybersecurity incidents. Allstate does not have operations or direct investments in Russia, Belarus or Ukraine, but we could experience significant indirect impacts on the investment portfolio, financial position, or results of operations.

Allstate Delivered on 2022 Operating Priorities [1]

Better Service Customers	Enterprise Net Promoter Score, which measures how likely customers are to recommend us, finished below the prior year, reflecting substantial price increases necessary to offset higher loss costs.
Grow Customer Base	Consolidated policies in force reached 189.1 million, a 1.0% decrease from prior year. Property-Liability policies in force increased by 0.7% compared to the prior year, as continued growth at National General was substantially offset by the Allstate brand as new business was limited in many states.
	Protection Services policies in force declined 1.4%, primarily due to expiring low average premium policies from a major retail account that ended in 2019.
Achieve Target Economic Returns on Capital	Return on average Allstate common shareholders' equity was (7.3)% in 2022.
	The Property-Liability combined ratio of 106.6 for the full year increased compared to the prior year primarily driven by higher auto losses. We continued to reduce expenses by lowering direct sales and advertising spend and are reducing exposure in states with unacceptable auto and home insurance margins through underwriting restrictions. Our claims organization is executing a plan to manage the impacts of a higher loss cost environment.
Proactively Manage Investments	Net investment income of $2.40 billion in 2022 was $890 million below prior year as higher market-based investment income was more than offset by lower performance-based results.
	Total return on the $61.83 billion investment portfolio was (4.0)% in 2022 and compares favorably to full year 2022 performance of the S&P 500 of (18.1)% and the Bloomberg Intermediate Bond return of (9.4)%. Proactive portfolio actions to reduce inflation and economic risk by shortening fixed income duration mitigated portfolio losses by approximately $2 billion this year.
Build Long-Term Growth Platforms	Allstate made substantial progress in advancing Transformative Growth initiatives in 2022, including continued cost reductions, deploying a new property-liability technology platform and a new Affordable, Simple and Connected auto insurance offering in two states.
	National General is meeting or exceeding acquisition performance targets with the objective of building a strong competitive position in independent agent distribution.
	Protection Services has increased revenues, particularly Allstate Protection Plans. Arity continued to expand its data acquisition platform with more than one trillion miles of traffic data and launched Arity IQ, a product to improve new business profitability for auto insurers.

[1] 2023 operating priorities will remain mostly consistent with the 2022 priorities, with "Building Long-Term Growth Platforms" expanding to "Execute Transformative Growth" to fully integrate Transformative Growth goals.

Consolidated Net Income

($ in millions)



Consolidated net loss applicable to common shareholders was $1.42 billion in 2022 compared to net income of $1.49 billion in 2021, primarily due to an underwriting loss, equity valuation decreases and losses on investment sales, partially offset by the absence of the 2021 loss on sale of the life and annuities business.

For the twelve months ended December 31, 2022, return on Allstate common shareholders' equity was (7.3)% compared to 5.8% for the twelve months ended December 31, 2021.

Total Revenue

($ in millions)



Total revenue increased 1.6% to $51.41 billion in 2022 compared to 2021, primarily due to an 8.7% increase in property and casualty insurance premiums earned, partially offset by net losses on investments and derivatives in 2022 compared to net gains in 2021 and a decrease in net investment income.

Net Investment Income

($ in millions)



Net investment income decreased $890 million to $2.40 billion in 2022 compared to 2021, primarily due to lower performance-based investment results, mainly from limited partnerships, partially offset by higher market-based fixed income portfolio yields.

Summarized financial results

($ in millions)	Years Ended December 31, 2022	2021	2020
Revenues			
Property and casualty insurance premiums	$ 45,904	$ 42,218	$ 37,073
Accident and health insurance premiums and contract charges	1,833	1,821	1,094
Other revenue	2,344	2,172	1,065
Net investment income	2,403	3,293	1,590
Net gains (losses) on investments and derivatives	(1,072)	1,084	1,087
Total revenues	**51,412**	**50,588**	**41,909**
Costs and expenses			
Property and casualty insurance claims and claims expense	(37,264)	(29,318)	(22,001)
Shelter-in-Place Payback expense	—	(29)	(948)
Accident, health and other policy benefits	(1,061)	(1,049)	(549)
Amortization of deferred policy acquisition costs	(6,644)	(6,252)	(5,477)
Operating, restructuring and interest expenses	(7,832)	(7,760)	(6,065)
Pension and other postretirement remeasurement gains (losses)	(116)	644	51
Amortization of purchased intangibles	(353)	(376)	(118)
Total costs and expenses	**(53,270)**	**(44,140)**	**(35,107)**
(Loss) income from operations before income tax expense	**(1,858)**	**6,448**	**6,802**
Income tax benefit (expense)	494	(1,289)	(1,373)
Net (loss) income from continuing operations	**(1,364)**	**5,159**	**5,429**
(Loss) income from discontinued operations, net of tax	—	(3,593)	147
Net (loss) income	**(1,364)**	**1,566**	**5,576**
Less: Net loss attributable to noncontrolling interest	(53)	(33)	—
Net (loss) income attributable to Allstate	**(1,311)**	**1,599**	**5,576**
Preferred stock dividends	(105)	(114)	(115)
Net (loss) income applicable to common shareholders	**$ (1,416)**	**$ 1,485**	**$ 5,461**

Segment Highlights

Allstate Protection underwriting loss was $2.78 billion in 2022 compared to income of $1.79 billion in 2021, primarily due to higher auto insurance losses and unfavorable reserve reestimates, both excluding catastrophes, partially offset by increased premiums earned. We are executing a comprehensive plan to improve auto insurance profitability, including broadly raising rates, reducing operating expenses and advertising, implementing underwriting restrictions in underperforming states and executing claims operating actions to manage loss costs.

Catastrophe losses were $3.11 billion in 2022 compared to $3.34 billion in 2021.

Premiums written increased 10.7% to $45.79 billion in 2022 compared to $41.36 billion in 2021, reflecting higher premiums in both Allstate and National General brands.

Protection Services adjusted net income was $169 million in 2022 compared to $179 million in 2021. The decrease in 2022 was primarily due to higher technology expenses at Allstate Identity Protection and lower revenue at Arity.

Premiums and other revenues increased 10.6% or $224 million to $2.34 billion in 2022 from $2.12 billion in 2021 primarily due to Allstate Protection Plans.

Allstate Health and Benefits adjusted net income was $222 million in 2022 compared to $208 million in 2021. The increase was primarily due to increases in group health revenues, partially offset by higher operating costs and expenses and group health contract benefits.

Premiums and contract charges totaled $1.83 billion in 2022, an increase of 0.7% from $1.82 billion in 2021 primarily due to growth in group health, partially offset by a decline in individual health.

Financial Highlights

Investments totaled $61.83 billion as of December 31, 2022, decreasing from $64.70 billion as of December 31, 2021.

Allstate shareholders' equity was $17.48 billion as of December 31, 2022 and $25.18 billion as of December 31, 2021. The decrease is primarily due to net unrealized capital losses on investments in 2022 compared to gains at 2021, common share repurchases, a net loss and dividends paid to shareholders.

Book value per diluted common share (ratio of Allstate common shareholders' equity to total common shares outstanding and dilutive potential common shares outstanding) was $58.07 as of December 31, 2022, a decrease of 28.8% from $81.52 as of December 31, 2021.

Return on average common Allstate shareholders' equity For the twelve months ended December 31, 2022, return on Allstate common shareholders' equity was (7.3)%, a decrease of 13.1 points from 5.8% for the twelve months ended December 31, 2021, primarily due to net loss applicable to common shareholders.

Pension and other postretirement remeasurement gains and losses We recorded pension and other postretirement remeasurement losses of $116 million in 2022, primarily related to unfavorable asset performance compared to the expected return on plan assets, partially offset by a reduction in the projected benefit obligation due to an increase in the liability discount rate. See Note 18 of the consolidated financial statements and Application of Critical Accounting Estimates section of the MD&A for further information.

Property-Liability Operations

Overview Property-Liability operations consist of two reportable segments: Allstate Protection and Run-off Property-Liability. These segments are consistent with the groupings of financial information that management uses to evaluate performance and to determine the allocation of resources.

We do not allocate Property-Liability investment income, net gains and losses on investments and derivatives, or assets to the Allstate Protection and Run-off Property-Liability segments. Management reviews assets at the Property-Liability level for decision-making purposes.

GAAP operating ratios are used to measure our profitability to enhance an investor's understanding of our financial results and are calculated as follows:

- *Loss ratio:* the ratio of claims and claims expense (loss adjustment expenses), to premiums earned. Loss ratios include the impact of catastrophe losses and prior year reserve reestimates.

- *Expense ratio:* the ratio of amortization of DAC, operating costs and expenses, amortization or impairment of purchased intangibles, restructuring and related charges and Shelter-in-Place Payback expense, less other revenue to premiums earned.

- *Combined ratio:* the sum of the loss ratio and the expense ratio.

We have also calculated the following impacts of specific items on the GAAP operating ratios because of the volatility of these items between periods. The impacts are calculated by taking the specific items noted below divided by Property-Liability premiums earned:

- *Effect of catastrophe losses on combined ratio:* includes catastrophe losses and prior year reserve reestimates of catastrophe losses included in claims and claims expense

- *Effect of prior year reserve reestimates on combined ratio*

- *Effect of amortization of purchased intangibles on combined ratio*

- *Effect of restructuring and related charges on combined ratio*

- *Effect of Shelter-in-Place Payback expense on combined and expense ratios*

- *Effect of Run-off Property-Liability business on combined ratio:* includes claims and claims expense, restructuring and related charges and operating costs and expenses in the Run-off Property-Liability segment

Premium measures and statistics are used to analyze our premium trends and are calculated as follows:

- *PIF*: policy counts are based on items rather than customers. A multi-car customer would generate multiple item (policy) counts, even if all cars were insured under one policy. Commercial lines PIF counts for shared economy agreements typically reflect contracts that cover multiple rather than individual drivers.

- *New issued applications*: item counts of automobile or homeowner insurance applications for insurance policies that were issued during the period, regardless of whether the customer was previously insured by another Allstate brand.

- *Average premium-gross written ("average premium"):* gross premiums written divided by issued item count. Gross premiums written include the impacts from discounts, surcharges and ceded reinsurance premiums and exclude the impacts from mid-term premium adjustments and premium refund accruals. Average premiums represent the appropriate policy term for each line.

- *Renewal ratio:* renewal policy item counts issued during the period, based on contract effective dates, divided by the total policy item counts issued generally 6 months prior for auto or 12 months prior for homeowners.

- *Implemented rate changes:* represents the impact in the locations (U.S. states, the District of Columbia or Canadian provinces) where rate changes were implemented during the period as a percentage of total brand prior year-end premiums written.

Frequency and severity statistics, which are influenced by driving patterns, inflation and other factors, are provided to describe the trends in loss costs. Our reserving process incorporates changes in loss patterns, operational statistics and changes in claims reporting processes to determine our best estimate of recorded reserves. We use the following statistics to evaluate losses:

- *Gross claim frequency* is calculated as annualized notice counts, excluding counts associated with catastrophe events, received in the period divided by the average of PIF with the applicable coverage during the period. Gross claim frequency includes all actual notice counts, regardless of their current status (open or closed) or their ultimate disposition (closed with a payment or closed without payment).

- *Report year incurred claim severity* is calculated by dividing the sum of recorded estimated incurred losses and allocated loss adjustment expenses, excluding catastrophes, by the reported notice counts during that report year. Report year incurred claim severity does not include incurred but not reported ("IBNR") losses or benefits from subrogation and salvage.

- *Paid claim severity* is calculated by dividing the sum of paid losses and loss expenses by claims closed with a payment during the period.

- *Percent change in frequency or paid claim severity statistics* are calculated as the amount of increase or decrease in gross claim frequency or paid claim severity in the current period compared to the same period in the prior year divided by the prior year gross claim frequency or paid claim severity.

- *Percent change in report year incurred claim severity statistic* is calculated as the amount of increase or decrease in report year incurred claim severity recorded in the current report year divided by the current estimate of the prior report year incurred claim severity.

Underwriting results

($ in millions, except ratios)		2022		2021		2020
Premiums written	$	45,787	$	41,358	$	35,768
Premiums earned	$	43,909	$	40,454	$	35,580
Other revenue		1,416		1,437		857
Claims and claims expense		(36,732)		(28,876)		(21,626)
Shelter-in-Place Payback expense		—		(29)		(948)
Amortization of DAC		(5,570)		(5,313)		(4,642)
Other costs and expenses		(5,650)		(5,622)		(4,549)
Restructuring and related charges [1]		(44)		(145)		(235)
Amortization of purchased intangibles		(240)		(241)		(12)
Underwriting (loss) income	$	**(2,911)**	$	**1,665**	$	**4,425**
Catastrophe losses						
Catastrophe losses, excluding reserve reestimates	$	3,094	$	3,541	$	3,314
Catastrophe reserve reestimates [2]		18		(202)		(503)
Total catastrophe losses	$	**3,112**	$	**3,339**	$	**2,811**
Non-catastrophe reserve reestimates [2]		1,726		326		68
Prior year reserve reestimates [2]		1,744		124		(435)
GAAP operating ratios						
Loss ratio		83.6		71.4		60.8
Expense ratio [3]		23.0		24.5		26.8
Combined ratio		106.6		95.9		87.6
Effect of catastrophe losses on combined ratio		7.1		8.3		7.9
Effect of prior year reserve reestimates on combined ratio		3.9		0.3		(1.2)
Effect of catastrophe losses included in prior year reserve reestimates on combined ratio		—		(0.5)		(1.4)
Effect of restructuring and related charges on combined ratio [1]		0.1		0.4		0.7
Effect of amortization of purchased intangibles on combined ratio		0.5		0.6		0.1
Effect of Shelter-in-Place Payback expense on combined and expense ratios		—		0.1		2.7
Effect of Run-off Property-Liability business on combined ratio		0.3		0.3		0.4

[1] Restructuring and related charges in 2022 primarily related to future work environment and employee costs. See Note 14 of the consolidated financial statements for additional details.

[2] Favorable reserve reestimates are shown in parentheses.

[3] Other revenue is deducted from operating costs and expenses in the expense ratio calculation.

Allstate Protection Segment







Private passenger auto, homeowners, and other personal lines insurance products are offered to consumers through exclusive and independent agents, directly through contact centers and online. The Encompass brand was combined into National General beginning in the first quarter of 2021, and results prior to 2021 reflect Encompass brand results only. Our strategy is to offer products that allow customers to interact with us when, where and how they want with affordable, simple and connected protection products. Additional information on our strategy and outlook can be found in Strategy and Segment Information.

Underwriting results

($ in millions)	For the years ended December 31, 2022	2021	2020
Premiums written	$ 45,787	$ 41,358	$ 35,768
Premiums earned	$ 43,909	$ 40,454	$ 35,580
Other revenue	1,416	1,437	857
Claims and claims expense	(36,607)	(28,760)	(21,485)
Shelter-in-Place Payback expense	—	(29)	(948)
Amortization of DAC	(5,570)	(5,313)	(4,642)
Other costs and expenses	(5,646)	(5,618)	(4,546)
Restructuring and related charges	(44)	(145)	(235)
Amortization of purchased intangibles	(240)	(241)	(12)
Underwriting (loss) income	**$ (2,782)**	**$ 1,785**	**$ 4,569**
Catastrophe losses	$ 3,112	$ 3,339	$ 2,811

Change in underwriting results from 2021 to 2022



($ in millions)

$8,000
$4,000
$—
$(4,000)
$(8,000)
$1,785
3,455
(21)
(6,683)
447
(220)
(1,391)
29
(183)
$(2,782)
2021
Premiums earned
Other revenue
Incurred losses, excluding catastrophe losses
Catastrophe losses, excluding reserve reestimates
Catastrophe reserve reestimates
Non-catastrophe reserve reestimates
Shelter-in-Place Payback Expense
Expenses
2022

Change in underwriting results from 2020 to 2021

($ in millions)

$12,000
$8,000
$4,000
$—
$(4,000)
$4,569
4,874
580
(6,464)
(227)
(301)
(283)
919
(1,882)
$1,785
2020
Premiums earned
Other revenue
Incurred losses, excluding catastrophe losses
Catastrophe losses, excluding reserve reestimates
Catastrophe reserve reestimates
Non-catastrophe reserve reestimates
Shelter-in-Place Payback Expense
Expenses
2021



Underwriting income (loss) by brand and by line of business

For the years ended December 31,

($ in millions)	Allstate Brand			National General			Allstate Protection		
	2022	**2021**	**2020**	**2022**	**2021**	**2020**	**2022**	**2021**	**2020**
Auto [1]	$ (2,846)	$ 1,208	$ 3,404	$ (168)	$ 54	$ 40	$ (3,014)	$ 1,262	$ 3,444
Homeowners [2] [3]	701	411	798	(20)	(92)	26	681	319	824
Other personal lines [4]	(85)	216	255	(3)	17	9	(88)	233	264
Commercial lines	(478)	(158)	(36)	14	—	—	(464)	(158)	(36)
Other business lines [5]	95	115	70	—	—	—	95	115	70
Answer Financial	—	—	—	—	—	—	8	14	3
Total	**$ (2,613)**	**$ 1,792**	**$ 4,491**	**$ (177)**	**$ (21)**	**$ 75**	**$ (2,782)**	**$ 1,785**	**$ 4,569**

[1] 2021 results include certain National General commercial lines insurance products.

[2] 2021 results include National General packaged policies, which include auto, and commercial lines insurance products.

[3] Includes lender-placed property.

[4] Other personal lines include renters, condominium, landlord and other personal lines products.

[5] Other business lines primarily represents revenue and direct operating expenses of Ivantage and distribution of non-proprietary life and annuity products. Ivantage, a general agency for Allstate exclusive agents, provides agents a solution for their customers when coverage through Allstate brand underwritten products is not available.

Underwriting loss was $2.78 billion in 2022 compared to underwriting income of $1.79 billion in 2021, primarily due to higher auto insurance losses and unfavorable reserve reestimates, both excluding catastrophes, partially offset by increased premiums earned. We are executing a comprehensive plan to improve auto insurance profitability, including broadly raising rates, reducing operating expenses and advertising, implementing underwriting restrictions in underperforming states and executing claims operating actions to manage loss costs. In 2023, Allstate brand will exit traditional commercial insurance in five states. Additionally, starting in the fourth quarter of 2022, coverage to transportation network companies will no longer be offered unless the contracts utilize telematics-based pricing.

Premium measures and statistics include PIF, new issued applications, average premiums and renewal ratio to analyze our premium trends. Premiums written is the amount of premiums charged for policies issued during a fiscal period. Premiums are considered earned and are included in the financial results on a pro-rata basis over the policy period. The portion of premiums written applicable to the unexpired term of the policies is recorded as unearned premiums on our Consolidated Statements of Financial Position.

Premiums written by brand and line of business

For the years ended December 31,

($ in millions)	Allstate Brand			National General			Allstate Protection		
	2022	**2021**	**2020**	**2022**	**2021**	**2020**	**2022**	**2021**	**2020**
Auto	$ 25,946	$ 24,102	$ 24,103	$ 4,720	$ 3,763	$ 508	$ 30,666	$ 27,865	$ 24,611
Homeowners	9,936	8,717	8,012	1,812	1,772	388	11,748	10,489	8,400
Other personal lines	2,096	2,001	1,889	153	155	76	2,249	2,156	1,965
Commercial lines	917	848	792	207	—	—	1,124	848	792
Total premiums written	**$ 38,895**	**$ 35,668**	**$ 34,796**	**$ 6,892**	**$ 5,690**	**$ 972**	**$ 45,787**	**$ 41,358**	**$ 35,768**

Premiums earned by brand and line of business

For the years ended December 31,

($ in millions)	Allstate Brand			National General			Allstate Protection		
	2022	**2021**	**2020**	**2022**	**2021**	**2020**	**2022**	**2021**	**2020**
Auto	$ 25,286	$ 24,088	$ 24,115	$ 4,429	$ 3,535	$ 525	$ 29,715	$ 27,623	$ 24,640
Homeowners	9,249	8,272	7,858	1,663	1,655	396	10,912	9,927	8,254
Other personal lines	2,016	1,925	1,841	143	152	78	2,159	2,077	1,919
Commercial lines	919	827	767	204	—	—	1,123	827	767
Total premiums earned	**$ 37,470**	**$ 35,112**	**$ 34,581**	**$ 6,439**	**$ 5,342**	**$ 999**	**$ 43,909**	**$ 40,454**	**$ 35,580**

Reconciliation of premiums written to premiums earned

For the years ended December 31,

($ in millions)	2022	2021	2020
Total premiums written	$ 45,787	$ 41,358	$ 35,768
Increase in unearned premiums	(1,776)	(1,143)	(205)
Other	(102)	239	17
Total premiums earned	$ 43,909	$ 40,454	$ 35,580

Unearned premium balance by line of business

($ in millions)	As of December 31, 2022	As of December 31, 2021
Allstate brand:		
Auto	$ 7,039	$ 6,426
Homeowners	5,495	4,825
Other personal lines	1,151	1,078
Commercial lines	314	315
Total Allstate brand	**13,999**	**12,644**
National General:		
Auto	2,016	1,764
Homeowners	378	451
Other personal lines	317	306
Commercial lines	442	177
Total National General	**3,153**	**2,698**
Allstate Protection unearned premiums	**$ 17,152**	**$ 15,342**

Policies in force by brand and by line of business

PIF (thousands)	Allstate brand 2022	Allstate brand 2021	Allstate brand 2020	National General 2022	National General 2021	National General 2020	Allstate Protection 2022	Allstate Protection 2021	Allstate Protection 2020
Auto	21,658	21,972	21,809	4,376	3,944	451	26,034	25,916	22,260
Homeowners	6,622	6,525	6,427	638	634	216	7,260	7,159	6,643
Other personal lines	4,636	4,578	4,459	300	288	71	4,936	4,866	4,530
Commercial lines	204	210	216	107	105	—	311	315	216
Total	**33,120**	**33,285**	**32,911**	**5,421**	**4,971**	**738**	**38,541**	**38,256**	**33,649**

Auto insurance premiums written increased 10.1% or $2.80 billion in 2022 compared to 2021, primarily due to the following factors:

- Increase in average premiums driven by rate increases. In the twelve months ended, December 31, 2022, implemented rate increases of 19.8% were taken for Allstate brand in 54 locations, resulting in total Allstate brand insurance premium impact of 16.9%

- Rate increases of 13.7% were taken for National General brand in 35 locations, resulting in total National General brand insurance premium impact of 10.0%, to improve underwriting results

- Allstate expects to continue to pursue rate increases for both Allstate and National General brands into 2023 to improve auto insurance profitability

- Renewal ratio for Allstate brand in 2022 was comparable to 2021

- PIF increased 0.5% or 118 thousand to 26,034 thousand as of December 31, 2022 compared to December 31, 2021 due to growth in National General

- Increased new issued applications driven by direct channel, including the acquisition of SafeAuto, and growth in the independent agency channel

- The impact of the ongoing rate actions and temporary reductions in advertising may have an adverse effect on the renewal ratio, new issued applications and future PIF growth

Auto premium measures and statistics

	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
New issued applications (thousands)					
Allstate Protection by brand					
Allstate brand	3,644	3,616	3,467	0.8 %	4.3 %
National General	2,677	2,057	60	30.1 %	NM
Total new issued applications	**6,321**	**5,673**	**3,527**	**11.4 %**	**60.8 %**
Allstate Protection by channel					
Exclusive agency channel	2,401	2,387	2,502	0.6 %	(4.6)%
Direct channel	2,202	1,773	846	24.2 %	109.6 %
Independent agency channel	1,718	1,513	179	13.5 %	NM
Total new issued applications	**6,321**	**5,673**	**3,527**	**11.4 %**	**60.8 %**
Allstate brand average premium	$ 659	$ 605	$ 617	8.9 %	(1.9)%
Allstate brand renewal ratio (%)	87.0	87.0	87.5	—	(0.5)

Homeowners insurance premiums written increased 12.0% or $1.26 billion in 2022 compared to 2021, primarily due to the following factors:

- Higher Allstate brand average premiums from inflation in insured home replacement costs and implemented rate increases, combined with policies in force growth. National General premiums and policy growth negatively impacted as we focus on improving underwriting margins to targeted levels through underwriting and rate actions
- Increased new issued applications driven by growth in the independent agency channel in 2022 compared to 2021

- Policy growth is being reduced in states and lines of business that are underperforming. Starting in the fourth quarter of 2022, we no longer write new homeowners business in the state of California, although we will offer continuing coverage to existing customers. We also reduced homeowners new business in Florida. These actions have negatively impacted premiums starting in the fourth quarter

Homeowners premium measures and statistics

	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
New issued applications (thousands)					
Allstate Protection by brand					
Allstate brand	986	962	899	2.5 %	7.0 %
National General	136	102	34	33.3 %	NM
Total new issued applications	**1,122**	**1,064**	**933**	**5.5 %**	**14.0 %**
Allstate Protection by channel					
Exclusive agency channel	826	840	810	(1.7)%	3.7 %
Direct channel	94	84	62	11.9 %	35.5 %
Independent agency channel	202	140	61	44.3 %	129.5 %
Total new issued applications	**1,122**	**1,064**	**933**	**5.5 %**	14.0 %
Allstate brand average premium	$ 1,614	$ 1,426	$ 1,328	13.2 %	7.4 %
Allstate brand renewal ratio (%)	86.8	87.1	87.5	(0.3)	(0.4)

Other personal lines premiums written increased 4.3% or $93 million in 2022 compared to 2021, primarily due to increases in landlords, personal umbrella and condominiums premiums for Allstate brand. Starting in the fourth quarter of 2022, we will no longer write condominium new business in California and Florida.

Commercial lines premiums written increased 32.5% or $276 million in 2022 compared to 2021, primarily due to higher miles driven and increased average premium in our shared economy business in part due to higher rates. In 2023, Allstate brand will exit traditional commercial insurance in five states. These five states combined made up 47% and 36% of

2022 Allstate brand commercial new issued applications and net written premium, respectively. Additionally, starting in the fourth quarter of 2022, coverage to transportation network companies will no longer be offered unless the contracts utilize telematics-based pricing. This contributed to a decline in premiums in the fourth quarter.

GAAP operating ratios include loss ratio, expense ratio and combined ratio to analyze our profitability trends. Frequency and severity statistics are used to describe the trends in loss costs.

Combined ratios by line of business

	For the years ended December 31,								
	Loss ratio			Expense ratio [1]			Combined ratio		
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Auto	87.2	70.5	57.5	22.9	24.9	28.5	110.1	95.4	86.0
Impact of Shelter-in-Place Payback expense	—	—	—	—	0.1	3.8	—	0.1	3.8
Homeowners	69.6	72.2	67.3	24.2	24.6	22.7	93.8	96.8	90.0
Other personal lines	79.7	62.9	58.7	24.4	25.9	27.5	104.1	88.8	86.2
Commercial lines	120.7	97.5	82.4	20.6	21.6	22.3	141.3	119.1	104.7
Impact of Shelter-in-Place Payback expense	—	—	—	—	—	0.5	—	—	0.5
Total	**83.3**	**71.1**	**60.4**	**23.0**	**24.5**	**26.8**	**106.3**	**95.6**	**87.2**
Impact of amortization of purchased intangibles				0.5	0.6	0.1	0.5	0.6	0.1
Impact of Shelter-in-Place Payback expense	—	—	—	—	0.1	2.7	—	0.1	2.7
Impact of restructuring and related charges	—	—	—	0.1	0.4	0.7	0.1	0.4	0.7
Impact of Allstate Special Payment plan bad debt expense	—	—	—	—	—	0.2	—	—	0.2

[1] Other revenue is deducted from operating costs and expenses in the expense ratio calculation.

Loss ratios by line of business

For the years ended December 31,

	Loss ratio			Effect of catastrophe losses			Effect of prior year reserve reestimates			Effect of catastrophe losses included in prior year reserve reestimates [1]		
	2022	**2021**	**2020**	**2022**	**2021**	**2020**	**2022**	**2021**	**2020**	**2022**	**2021**	**2020**
Auto	87.2	70.5	57.5	1.7	1.7	1.2	4.0	0.5	(0.4)	(0.2)	(0.1)	(0.1)
Homeowners	69.6	72.2	67.3	21.1	26.3	27.9	1.8	(1.5)	(5.3)	0.8	(1.7)	(5.1)
Other personal lines	79.7	62.9	58.7	12.3	11.0	10.4	(1.5)	(5.1)	(3.5)	0.1	(0.5)	(2.0)
Commercial lines	120.7	97.5	82.4	2.5	2.9	3.5	24.2	14.4	4.7	(0.1)	0.4	0.2
Total	**83.3**	**71.1**	**60.4**	**7.1**	**8.3**	**7.9**	**3.6**	**—**	**(1.6)**	**—**	**(0.5)**	**(1.4)**

[1] 2020 includes approximately $495 million of favorable reserve reestimates related to the PG&E Corporation and Southern California Edison subrogation settlements.

Auto underwriting results

For the periods ended

	2022				2021			
($ in millions, except ratios)	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Underwriting income (loss)	(974)	(1,315)	(578)	(147)	(300)	(159)	394	1,327
Loss ratio	90.6	95.3	84.9	77.6	78.9	76.9	68.7	57.2
Effect of prior year non-catastrophe reserve reestimates	2.3	8.5	3.8	2.1	2.1	1.1	(0.4)	(0.2)

Frequency and severity statistics are provided to describe the trends in loss patterns and are influenced by:

- Supply chain disruptions and labor shortages
- Value of total losses due to higher used car prices
- Labor and part cost increases
- Changes in commuting activity
- Driving behavior (e.g., speed, time of day) impacting severity and mix of claim types
- Organizational and process changes impacting claim opening and closing practices and shifts in timing, if any, can impact comparisons to prior periods

The quarterly auto loss ratio has been more variable over the last eight quarters due to these and additional factors discussed below

Auto loss ratio increased 16.7 points in 2022 compared to 2021, primarily due to:

- Higher gross claim frequency in all coverages, as miles driven has rebounded toward pre-pandemic levels. While total frequency increased relative to the prior year, it remains below pre-pandemic levels
- Increased severity for most coverages, driven by inflationary pressures in both physical damage and bodily injury claims. As loss cost pressure continued throughout 2022, our estimates of the year-to-date report year incurred claim severity variance to prior full year increased, partially reflecting higher losses from claims in prior quarters than initially expected
- Unfavorable prior year reserve reestimates, excluding catastrophes, was $1.25 billion primarily in both bodily injury and physical damage coverages. Increases in injury coverages reflect recent data and updated assumptions related to severity with third-party bodily injury claims, increased claims with attorney representation, litigation costs and higher medical inflation. Increases in physical damage

costs reflect the ongoing inflationary factors and supply chain shortages impacting used vehicle and parts prices and labor rates. Delays in the receipt of third-party carrier claims also contributed to the adverse development of claims reported in prior years. Late reported claim frequency attributable to prior accident years also impacted reserve reestimates

Property damage gross claim frequency for Allstate brand increased 8.2% in 2022 compared to 2021 due to factors including:

- Increases in miles driven compared to 2021
- While gross claim frequency has rebounded from the low in 2020, it is 13.2% below pre-pandemic levels of 2019

Collision gross claim frequency for Allstate brand increased 5.0% in 2022 compared to 2021. While gross claim frequency has rebounded from the low in 2020, it is 9.2% below pre-pandemic levels of 2019.

Property damage estimated report year 2022 incurred claim severity for Allstate brand, excluding Esurance and Canada, increased approximately 21% compared to report year 2021.

Collision estimated report year 2022 incurred claim severity for Allstate brand, excluding Esurance and Canada, increased approximately 17% compared to report year 2021.

The increase in estimated report year 2022 incurred claim severity for both coverages is due to rising inflationary factors and supply chain shortages impacting both repairable vehicles and total losses, including higher used car values, replacement part costs and labor rates and length of time to claim resolution.

Bodily injury estimated report year 2022 incurred claim severity for Allstate brand, excluding Esurance and Canada, increased approximately 14% compared to report year 2021. The increase is due to recent data and updated assumptions related to more severe accidents, increased claims with attorney representation, litigation costs, higher medical consumption and inflation.

Homeowners loss ratio decreased 2.6 points in 2022 compared to 2021, primarily due to lower catastrophe losses and increased premiums earned, partially offset by higher severity.

Allstate brand homeowners frequency and severity statistics (excluding catastrophe losses)

(% change year-over-year) For the year ended December 31, 2022	
Gross claim frequency	(2.9)%
Paid claim severity	21.6

Gross claim frequency decreased in 2022 compared to 2021 primarily due to a decline in the wind/hail and water perils. Paid claim severity increased in 2022 compared to 2021 due to inflationary loss cost pressure driven by increases in labor and materials costs and time to repair. Homeowner paid claim severity can be impacted by both the mix of perils and the magnitude of specific losses paid during the quarter.

Other personal lines loss ratio increased 16.8 points in 2022 compared to 2021, primarily due to higher losses, excluding catastrophes, partially offset by increased premiums earned.

Commercial lines loss ratio increased 23.2 points in 2022 compared to 2021 due to higher unfavorable prior year reserve reestimates, excluding catastrophes, primarily in bodily injury coverage for both shared economy and traditional segments with a large portion of the traditional segment increase related to states

we are exiting, and higher auto severity, partially offset by increased premiums earned.

Catastrophe losses decreased 6.8% or $227 million in 2022 compared to 2021. Catastrophe losses in 2022 included gross losses of $1.13 billion and net losses of $843 million related to Hurricane Ian and Winter Storm Elliott. Approximately 75% of Hurricane Ian net estimated losses relate to auto coverages. Auto policyholders generally have coverage for physical damage due to flood if they have purchased optional auto comprehensive coverage. Homeowners policies specifically exclude coverage for losses caused by flood.

Reinsurance recoveries in 2021 related to the Nationwide Aggregate Reinsurance Program for aggregate catastrophe losses occurring between April 1, 2020 and December 31, 2020, which primarily impacted homeowners prior year reserve reestimates.

We define a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first party policyholders, or a winter weather event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms and freezes, tornadoes, hailstorms, wildfires, tropical storms, tsunamis, hurricanes, earthquakes and volcanoes. We are also exposed to man-made catastrophic events, such as certain types of terrorism, civil unrest, wildfires or industrial accidents. The nature and level of catastrophes in any period cannot be reliably predicted.

Catastrophe losses by the type of event

		For the years ended December 31,				
($ in millions)	Number of events	2022	Number of events	2021	Number of events	2020
Hurricanes/tropical storms	2	$ 399	6	$ 742	9	$ 1,001
Tornadoes	4	192	3	107	3	43
Wind/hail	106	1,936	85	1,878	73	1,940
Wildfires	9	52	5	269	17	300
Freeze/other events	3	515	2	611	3	30
Prior year reserve reestimates		28		35		(503) [2]
Prior year aggregate reinsurance recoveries		(10)		(237)		—
Current year aggregate reinsurance recoveries		—		(66)		—
Total catastrophe losses [1]	**124**	**$ 3,112**	**101**	**$ 3,339**	**105**	**$ 2,811**

[1] 2021 includes approximately $250 million of reinstatement premiums for the year ended December 31, 2021, related to the Nationwide Catastrophe Reinsurance Program, primarily due to Hurricane Ida.

[2] 2020 includes approximately $495 million of favorable reserve reestimates related to the PG&E Corporation and Southern California Edison subrogation settlements.

Catastrophe management

Historical catastrophe experience For the last ten years, the average annual impact of catastrophes on our loss ratio was 7.6 points, but it has varied from 4.9 points to 9.6 points. The average annual impact of catastrophes on the homeowners loss ratio for the last ten years was 24.2 points. Over time, we have limited

our aggregate insurance exposure to catastrophe losses in certain regions of the country that are subject to high levels of natural catastrophes by our participation in various state facilities. For further discussion of these facilities, see Note 15 of the consolidated financial statements. However, the impact of these actions may be diminished by the growth in insured values, the effect of state insurance laws and regulations and we may not be able to maintain our current level of reinsurance or purchase new reinsurance protection in amounts we consider sufficient at acceptable prices. In addition, in various states we are required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers. Because of our participation in these and other state facilities such as wind pools, we may be exposed to losses that surpass the capitalization of these facilities and to assessments from these facilities.

We have continued to take actions to maintain an appropriate level of exposure to catastrophic events while continuing to meet the needs of our customers, including the following:

- Continuing to limit or not offer new homeowners, manufactured home and landlord package policy business in certain coastal geographies. Additionally, we:
  – Wrote a limited number of homeowners policies in select areas of California from 2016 to 2022, but have discontinued new homeowners and condominium business in the state of California starting the fourth quarter of 2022.
  – Will continue to renew current policyholders and allow replacement policies for existing customers who buy a new home or change their residence to rental property.
  – Write homeowners coverage through our excess and surplus lines carrier, North Light Specialty Insurance Company ("North Light"), which includes earthquake coverage (other than fire following earthquakes) that is currently ceded via quota share reinsurance.
- Increased capacity in our brokerage platform for customers not offered an Allstate policy. As of December 31, 2022, Ivantage had $1.99 billion non-proprietary premiums under management.
- In certain states, we have been ceding wind exposure related to insured property located in wind pool eligible areas.
- Starting in the second quarter of 2017, we began writing a limited number of homeowners policies in select areas of Florida and continue to support existing customers who replace their currently-insured home with an acceptable property. Encompass withdrew from property lines in Florida in 2009.
- Tropical cyclone deductibles are generally higher than all peril deductibles and are in place for a large portion of coastal insured properties.
- Auto comprehensive damage coverage generally includes coverage for flood-related loss. We have additional catastrophe exposure, beyond the property lines, for auto customers who have purchased comprehensive damage coverage.

- We offer a homeowners policy available in 43 states, Allstate House and Home®, that provides options of coverage for roof damage, including graduated coverage and pricing based on roof type and age. In 2022, premiums written totaled $5.60 billion or 47.7% of homeowners premiums written compared to $4.56 billion or 46.0% in 2021.

Hurricanes We consider the greatest areas of potential catastrophe losses due to hurricanes to be major metropolitan centers in counties along the eastern and gulf coasts of the United States. The average premium on a property policy near these coasts is generally greater than in other areas. However, average premiums are often not considered commensurate with the inherent risk of loss. In addition, as explained in Note 15 of the consolidated financial statements, in various states Allstate is subject to assessments from assigned risk plans, reinsurance facilities and joint underwriting associations providing insurance for wind related property losses.

We have addressed our risk of hurricane loss by, among other actions, purchasing reinsurance for specific states and on a countrywide basis for our personal lines property insurance in areas most exposed to hurricanes, limiting personal homeowners, landlord package policy and manufactured home new business writings in coastal areas in southern and eastern states, implementing tropical cyclone deductibles where appropriate, and not offering continuing coverage on certain policies in coastal counties in certain states. We continue to seek appropriate returns for the risks we write. This may require further actions, similar to those already taken, in geographies where we are not getting appropriate returns. However, we may maintain or opportunistically increase our presence in areas where adequate risk adjusted returns can be achieved.

Earthquakes We do not offer earthquake coverage in most states. We retain approximately 38,000 PIF with earthquake coverage, with the largest number of policies located in Kentucky, due to regulatory and other reasons. We purchase reinsurance in Kentucky and enter into arrangements in many states to make earthquake coverage available through our brokerage platform.

We continue to have exposure to earthquake risk on certain policies that do not specifically exclude coverage for earthquake losses, including our auto policies, and to fires following earthquakes. Allstate homeowner policyholders in California are offered coverage for damage caused by an earthquake through the California Earthquake Authority ("CEA"), a privately-financed, publicly-managed state agency created to provide insurance coverage for earthquake damage. Allstate is subject to assessments from the CEA under certain circumstances as explained in Note 15 of the consolidated financial statements. While North Light writes property policies in California, which can include earthquake coverage, this coverage is 100% ceded via quota share reinsurance.

Fires following earthquakes Under a standard homeowners policy we cover fire losses, including those caused by an earthquake. Actions taken related to our risk of loss from fires following earthquakes include restrictive underwriting guidelines in California for new business writings, purchasing reinsurance for Kentucky personal lines property risks, and purchasing nationwide occurrence reinsurance, excluding Florida.

Wildfires Actions taken related to managing our risk of loss from wildfires include purchasing nationwide occurrence reinsurance, new and renewal inspection programs to identify and remediate wildfire risk as well as leveraging contemporary underwriting tools in select areas. While these programs are designed to mitigate risk, the exposure to wildfires still exists. We continue to manage our exposure and seek appropriate returns for the risks we write.

To manage the exposure, we may implement further actions, similar to those already taken, in geographies where we are not achieving appropriate returns. However, we may maintain or opportunistically increase our presence in areas where adequate risk adjusted returns can be achieved.

Catastrophe Reinsurance The total cost of our property catastrophe reinsurance programs, excluding reinstatement premiums, during 2022 was $788 million compared to $556 million during 2021. Catastrophe placement premiums are a reduction of premium with approximately 72% related to homeowners. The increases were driven by higher Nationwide and Florida program costs. A description of our current catastrophe reinsurance program appears in Note 11 of the consolidated financial statements.

Expense ratio decreased 1.5 points in 2022 compared to 2021, primarily due to higher earned premium growth relative to fixed costs and lower advertising and restructuring costs, partially offset by higher operating costs, primarily due to employee-related costs.

Impact of specific costs and expenses on the expense ratio

($ in millions, except ratios)	For the years ended December 31,			2022 vs 2021	2021 vs 2020
	2022	2021	2020		
Amortization of DAC	$ 5,570	$ 5,313	$ 4,642	$ 257	$ 671
Advertising expense	934	1,249	941	(315)	308
Amortization of purchased intangibles	240	241	12	(1)	229
Other costs and expenses, net of other revenue	3,296	2,952	2,688	344	264
Restructuring and related charges	44	145	235	(101)	(90)
Shelter-in-Place Payback expense	—	29	948	(29)	(919)
Allstate Special Payment plan bad debt expense	—	(20)	60	20	(80)
Total underwriting expenses	**$ 10,084**	**$ 9,909**	**$ 9,526**	**$ 175**	**$ 383**
Premiums earned	**$ 43,909**	**$ 40,454**	**$ 35,580**	**$ 3,455**	**$ 4,874**
Expense ratio					
Amortization of DAC	12.7	13.1	13.0	(0.4)	0.1
Advertising expense	2.2	3.1	2.6	(0.9)	0.5
Other costs and expenses	7.5	7.2	7.5	0.3	(0.3)
Subtotal	22.4	23.4	23.1	(1.0)	0.3
Amortization of purchased intangibles	0.5	0.6	0.1	(0.1)	0.5
Restructuring and related charges	0.1	0.4	0.7	(0.3)	(0.3)
Shelter-in-Place Payback expense	—	0.1	2.7	(0.1)	(2.6)
Allstate Special Payment plan bad debt expense	—	—	0.2	—	(0.2)
Total expense ratio	**23.0**	**24.5**	**26.8**	**(1.5)**	**(2.3)**

Deferred acquisition costs We establish a DAC asset for costs that are related directly to the acquisition of new or renewal insurance policies, principally agent remuneration and premium taxes. DAC is amortized to income over the period in which premiums are earned.

DAC balance as of December 31 by product type

($ in millions)	2022	2021
Auto	$ 1,114	$ 1,023
Homeowners	786	700
Other personal lines	184	169
Commercial lines	62	59
Total DAC	**$ 2,146**	**$ 1,951**

Run-off Property-Liability Segment

The Run-off Property-Liability segment includes results from property and casualty insurance coverage that primarily relates to policies written during the 1960s through the mid-1980s. Our exposure to asbestos, environmental and other run-off lines claims arises principally from direct excess commercial insurance, assumed reinsurance coverage, direct primary commercial insurance and other businesses in run-off. Additional information on our strategy and outlook can be found in Strategy and Segment Information.

Underwriting results

($ in millions)	For the years ended December 31,		
	2022	**2021**	**2020**
Claims and claims expense			
Asbestos claims	$ (34)	$ (63)	$ (78)
Environmental claims	(56)	(40)	(44)
Other run-off lines	(35)	(13)	(19)
Total claims and claims expense	**(125)**	**(116)**	**(141)**
Operating costs and expenses	(4)	(4)	(3)
Underwriting loss	$ **(129)**	$ **(120)**	$ **(144)**

Underwriting losses in 2022 and 2021 primarily related to our annual reserve review using established industry and actuarial best practices. The annual review resulted in unfavorable reserve reestimates totaling $118 million and $111 million in 2022 and 2021, respectively. The reserve reestimates are included as part of claims and claims expense.

Reserve reestimates in 2022 primarily related to new reported information and defense costs for asbestos and higher than expected reported losses for environmental and other run-off exposures. Reserve reestimates in 2021 primarily related to new reported information for asbestos and environmental and higher than expected reported losses for environmental and other run-off exposures.

We believe that our reserves are appropriately established based on available facts, laws, regulations, and assessments of other pertinent factors and characteristics of exposure (e.g., claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, assuming no change in the legal, legislative or economic environment. However, as we progress with the resolution of disputed claims in the courts and arbitrations and with negotiations and settlements, our reported losses may be more variable.

Reserves for asbestos, environmental and other run-off claims before and after the effects of reinsurance

($ in millions)	December 31, 2022	December 31, 2021
Asbestos claims		
Gross reserves	$ 1,190	$ 1,210
Reinsurance	(379)	(382)
Net reserves	811	828
Environmental claims		
Gross reserves	328	273
Reinsurance	(61)	(47)
Net reserves	267	226
Other run-off claims		
Gross reserves	437	433
Reinsurance	(64)	(66)
Net reserves	373	367
Total		
Gross reserves	1,955	1,916
Reinsurance	(504)	(495)
Net reserves	$ **1,451**	$ **1,421**

Reserves by type of exposure before and after the effects of reinsurance

($ in millions)	December 31, 2022	December 31, 2021
Direct excess commercial insurance		
Gross reserves	$ 1,106	$ 1,050
Reinsurance	(385)	(363)
Net reserves	721	687
Assumed reinsurance coverage		
Gross reserves	618	617
Reinsurance	(56)	(56)
Net reserves	562	561
Direct primary commercial insurance		
Gross reserves	148	168
Reinsurance	(62)	(75)
Net reserves	86	93
Other run-off business		
Gross reserves	1	1
Reinsurance	—	—
Net reserves	1	1
Unallocated loss adjustment expenses		
Gross reserves	82	80
Reinsurance	(1)	(1)
Net reserves	81	79
Total		
Gross reserves	1,955	1,916
Reinsurance	(504)	(495)
Net reserves	$ 1,451	$ 1,421

Percentage of gross and ceded reserves by case and IBNR

	December 31, 2022		December 31, 2021	
	Case	IBNR	Case	IBNR
Direct excess commercial insurance				
Gross reserves [1]	58 %	42 %	61 %	39 %
Ceded [2]	63	37	67	33
Assumed reinsurance coverage				
Gross reserves	31	69	33	67
Ceded	33	67	38	62
Direct primary commercial insurance				
Gross reserves	57	43	53	47
Ceded	81	19	71	29

[1] Approximately 64% of gross case reserves as of December 31, 2022 are subject to settlement agreements.

[2] Approximately 70% of ceded case reserves as of December 31, 2022 are subject to settlement agreements.

Gross payments from case reserves by type of exposure

($ in millions)	For the years ended December 31,	
	2022	**2021**
Direct excess commercial insurance		
Gross [1]	$ 82	$ 91
Ceded [2]	(35)	(39)
Assumed reinsurance coverage		
Gross	35	43
Ceded	(3)	(4)
Direct primary commercial insurance		
Gross	7	7
Ceded	(1)	(2)
Other run-off business		
Gross	—	1
Ceded	—	—

[1] In 2022, 88% of payments related to settlement agreements.

[2] In 2022, 94% of payments related to settlement agreements.

Total net reserves as of December 31, 2022, included $765 million or 53% of estimated IBNR reserves compared to $733 million or 52% of estimated IBNR reserves as of December 31, 2021.

Total gross payments were $125 million and $142 million for 2022 and 2021, respectively. Payments mainly related to settlement agreements reached with several insureds on large claims, mainly asbestos related losses, where the scope of liability has been agreed upon. The claims associated with these settlement agreements are expected to be substantially paid out over the next several years as qualified claims are submitted by these insureds.

Reinsurance collections were $37 million and $39 million for 2022 and 2021, respectively. The allowance for uncollectible reinsurance recoverables was $58 million and $63 million as of December 31, 2022 and 2021, respectively. The allowance represents 10.0% and 11.0% of the related reinsurance recoverable balances as of December 31, 2022 and 2021, respectively.

Protection Services Segment



Protection Services comprise Allstate Protection Plans, Allstate Dealer Services, Allstate Roadside, Arity and Allstate Identity Protection. Protection Services include National General's LeadCloud and Transparent.ly's results within Arity starting in the first quarter of 2021. These businesses provide marketing and integration platforms connecting data buyers and sellers. Results prior to 2021 reflect historical Arity results only.

In 2022, Protection Services represented 77.3% of total PIF and 5.6% of premiums written. We offer consumer product protection plans, finance and insurance products (including vehicle service contracts, guaranteed asset protection waivers, road hazard tire and wheel and paintless dent repair protection), roadside assistance, device and mobile data collection services and analytic solutions using automotive telematics information and identity protection. Additional information on our strategy and outlook can be found in Strategy and Segment Information.

Summarized financial information

($ in millions)	For the years ended December 31,		
	2022	2021	2020
Premiums written	$ 2,699	$ 2,642	$ 1,890
Revenues			
Premiums	$ 1,995	$ 1,764	$ 1,493
Other revenue	347	354	208
Intersegment insurance premiums and service fees [1]	149	175	147
Net investment income	48	43	44
Costs and expenses			
Claims and claims expense	(532)	(458)	(386)
Amortization of DAC	(928)	(795)	(658)
Operating costs and expenses	(874)	(837)	(651)
Restructuring and related charges	(2)	(14)	(3)
Income tax expense on operations	(35)	(52)	(41)
Less: noncontrolling interest	(1)	1	—
Adjusted net income	$ 169	$ 179	$ 153
Allstate Protection Plans	$ 150	$ 142	$ 137
Allstate Dealer Services	35	34	29
Allstate Roadside	7	7	12
Arity	(11)	3	(11)
Allstate Identity Protection	(12)	(7)	(14)
Adjusted net income	$ 169	$ 179	$ 153
Allstate Protection Plans	138,726	141,073	128,982
Allstate Dealer Services	3,865	3,956	4,042
Allstate Roadside	531	525	548
Allstate Identity Protection	3,112	2,802	2,700
Policies in force as of December 31 (in thousands)	**146,234**	**148,356**	**136,272**

[1] Primarily related to Arity and Allstate Roadside and are eliminated in our consolidated financial statements.

Adjusted net income decreased 5.6% or $10 million in 2022 compared to 2021, primarily driven by higher technology expenses at Allstate Identity Protection and lower revenue at Arity.

Premiums written increased 2.2% or $57 million in 2022 compared to 2021, primarily due to international growth at Allstate Protection Plans, partially offset by a decrease in sales at Allstate Dealer Services.

PIF decreased 1.4% or 2 million in 2022 compared to 2021 due to a decline in Allstate Protection Plans .

Other revenue decreased 2.0% or $7 million in 2022 compared to 2021, primarily due to lower revenue at Arity, partially offset by growth at Allstate Identity Protection.

Intersegment premiums and service fees decreased 14.9% to $149 million in 2022 compared to 2021, driven by decreased Arity device sales due to a shift from devices to a mobile program for the Drivewise® offering.

Claims and claims expense increased 16.2% or $74 million in 2022 compared to 2021, primarily due to higher levels of claims at Allstate Protection Plans driven by growth in the business and higher severity at both Allstate Protection Plans and Allstate Roadside.

Amortization of DAC increased 16.7% or $133 million in 2022 compared to 2021, driven by business growth at Allstate Protection Plans and Allstate Dealer Services.

Operating costs and expenses increased 4.4% or $37 million in 2022 compared to 2021, primarily due to investments in technology and geographic and product expansion at Allstate Protection Plans and investments in technology at Allstate Identity Protection, partially offset by lower expenses at Arity.

Restructuring and related charges decreased $12 million in 2022 compared to 2021, primarily due to a facility closure at Allstate Identity Protection and accelerated lease costs at Allstate Protection Plans in 2021.

Property and Casualty Insurance Claims and Claims Expense Reserves

Underwriting results are significantly influenced by estimates of claims and claims expense reserves. For a description of our reserve process, see Note 9 of the consolidated financial statements. Further, for a description of our reserving policies and the potential variability in our reserve estimates, see the Application of Critical Accounting Estimates section of the MD&A. These reserves are an estimate of amounts necessary to settle all outstanding claims, including IBNR claims, as of the reporting date.

The facts and circumstances leading to reestimates of reserves relate to changes in claim activity and revisions to the development factors used to predict how losses are likely to develop from the end of a reporting period until all claims have been paid. Reestimates occur when actual losses differ from those predicted by the estimated development factors used in prior reserve estimates.

We believe the net loss reserves exposures are appropriately established based on available facts, laws and regulations.

Total reserves, net of recoverables ("net reserves"), as of December 31

($ in millions)	2022	2021	2020
Allstate Protection	$ 26,876	$ 22,124	$ 19,136
Run-off Property-Liability	1,451	1,421	1,408
Total Property-Liability	28,327	23,545	20,544
Protection Services	38	36	33
Total net reserves	$ 28,365	$ 23,581	$ 20,577
Reserve for property and casualty insurance claims and claims expense	$ 37,541	$ 33,060	$ 27,610
Less: reinsurance and indemnification recoverables [1]	9,176	9,479	7,033
Total net reserves	$ 28,365	$ 23,581	$ 20,577

[1] Includes $6.66 billion, $6.64 billion and $5.61 billion of unpaid indemnification recoverables related to the Michigan Catastrophic Claims Association ("MCCA") as of December 31, 2022, 2021 and 2020, respectively.

Impact of reserve reestimates by brand on combined ratio and net income applicable to common shareholders [1] [2]

	2022		2021		2020	
($ in millions, except ratios)	Reserve reestimates	Effect on combined ratio	Reserve reestimates	Effect on combined ratio	Reserve reestimates	Effect on combined ratio
Allstate Protection	$ 1,619	3.6	$ 8	—	$ (576)	(1.6)
Run-off Property-Liability	125	0.3	116	0.3	141	0.4
Total Property-Liability	1,744	3.9	124	0.3	(435)	(1.2)
Protection Services	(3)	—	(2)	—	(1)	—
Total	$ 1,741		$ 122		$ (436)	
Reserve reestimates, after-tax	$ 1,375		$ 96		$ (344)	
Consolidated net (loss) income applicable to common shareholders	$ (1,416)		$ 1,485		$ 5,461	
Reserve reestimates as a % impact on consolidated net (loss) income applicable to common shareholders	(97.1)%		(6.5)%		6.3 %	
Property-Liability prior year reserve reestimates included in catastrophe losses	$ 18		$ (202)		$ (503)	

[1] Favorable reserve reestimates are shown in parentheses.

[2] Ratios are calculated using property and casualty premiums earned.

The following tables reflect the accident years to which the reestimates shown above are applicable. Favorable reserve reestimates are shown in parentheses.

Prior year reserve reestimates

($ in millions)

2022	2017 & prior	2018	2019	2020	2021	Total
Allstate Protection	$ 27	$ 161	$ 294	$ 345	$ 792	$ 1,619
Run-off Property-Liability	125	—	—	—	—	125
Total Property-Liability	152	161	294	345	792	1,744
Protection Services	—	—	—	—	(3)	(3)
Total	$ 152	$ 161	$ 294	$ 345	$ 789	$ 1,741

2021	2016 & prior	2017	2018	2019	2020	Total
Allstate Protection	$ (130)	$ 100	$ (67)	$ 231	$ (126)	$ 8
Run-off Property-Liability	116	—	—	—	—	116
Total Property-Liability	(14)	100	(67)	231	(126)	124
Protection Services	—	—	—	—	(2)	(2)
Total	$ (14)	$ 100	$ (67)	$ 231	$ (128)	$ 122

2020	2015 & prior	2016	2017	2018	2019	Total
Allstate Protection	$ (56)	$ 42	$ (199)	$ (353)	$ (10)	$ (576)
Run-off Property-Liability	141	—	—	—	—	141
Total Property-Liability	85	42	(199)	(353)	(10)	(435)
Protection Services	—	—	—	—	(1)	(1)
Total	$ 85	$ 42	$ (199)	$ (353)	$ (11)	$ (436)

Allstate Protection

The tables below show Allstate Protection net reserves representing the estimated cost of outstanding claims as they were recorded at the beginning of years 2022, 2021, and 2020, and the effect of reestimates in each year.

Net reserves by line

	January 1 reserves		
($ in millions)	2022	2021	2020
Auto [1]	$ 16,078	$ 14,164	$ 14,728
Homeowners [1]	2,797	2,315	2,138
Other personal lines	1,844	1,463	1,459
Commercial lines and other [2]	1,405	1,194	1,071
Total Allstate Protection	$ 22,124	$ 19,136	$ 19,396

[1] 2022 includes a $944 million reclassification of reserves from homeowners to auto.

[2] 2022 includes the unamortized fair value adjustment related to the acquisition of National General.

Impact of reserve reestimates by line on combined ratio and underwriting income

	2022		2021		2020	
($ in millions, except ratios)	Reserve reestimates	Effect on combined ratio	Reserve reestimates	Effect on combined ratio	Reserve reestimates	Effect on combined ratio
Auto	$ 1,185	2.7	$ 149	0.4	$ (107)	(0.3)
Homeowners	194	0.4	(153)	(0.4)	(439)	(1.2)
Other personal lines	(32)	(0.1)	(107)	(0.3)	(66)	(0.2)
Commercial lines	272	0.6	119	0.3	36	0.1
Total Allstate Protection	$ 1,619	3.6	$ 8	—	$ (576)	(1.6)
Underwriting (loss) income	$ (2,782)		$ 1,785		$ 4,569	
Reserve reestimates as a % impact on underwriting (loss) income	(58.2)%		(0.4)%		12.6 %	

Unfavorable reserve reestimates for personal auto are primarily from bodily injury and physical damage coverages. Increases in injury coverages reflect recent data and updated assumptions related to severity of third-party bodily injury claims, increased claims with attorney representation, litigation costs, increased medical treatment utilization and higher medical inflation. Increases in physical damage reflect the ongoing inflationary factors and supply chain shortages impacting used vehicle and parts prices, labor rates and length of claim resolution. Delays in the receipt of claims, including third-party carrier claims also contributed to the adverse development of claims reported in prior years. The estimate of the year-to-date current report year claim severity increased in the fourth quarter for bodily injury and physical damage coverages to reflect continued increases in loss costs.

Personal auto insurance claim frequency has continued to increase, but remains below 2019 levels. Late reported claim frequency attributable to prior accident years also impacted reserve reestimates.

Unfavorable reserve reestimates for commercial are primarily from auto injury coverages for both shared economy and traditional segments with a large portion of the traditional segment increase related to states where the Company will no longer be selling new business.

Favorable results for homeowners insurance in 2021 were primarily due to catastrophe reserve reestimates driven by estimated recoveries related to our aggregate reinsurance coverage and wildfire subrogation settlements. Unfavorable reserve reestimates for auto and commercial lines in 2021 primarily related to auto liability coverages.

Run-off Property-Liability

We conduct an annual review in the third quarter of each year to evaluate and establish asbestos, environmental and other run-off reserves. Reserves are recorded in the reporting period in which they are determined. Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive methodology determines reserves based on assessments of the characteristics of exposure (e.g. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by policyholders.

Run-off Property-Liability net reserve reestimates

($ in millions)	2022 January 1 reserves	2022 Reserve reestimates	2021 January 1 reserves	2021 Reserve reestimates	2020 January 1 reserves	2020 Reserve reestimates
Asbestos claims	$ 828	$ 34	$ 827	$ 63	$ 810	$ 78
Environmental claims	226	56	206	40	179	44
Other run-off lines	367	35	375	13	376	19
Total	**$ 1,421**	**$ 125**	**$ 1,408**	**$ 116**	**$ 1,365**	**$ 141**
Underwriting loss		$ (129)		$ (120)		$ (144)

Reserve reestimates in 2022 primarily related to new reported information and defense costs for asbestos and higher than expected reported losses for environmental and other run-off exposures.

Reserve reestimates in 2021 primarily related to new reported information for asbestos and environmental and higher than expected reported losses for environmental and other run-off exposures.

Reserves and claim activity before (Gross) and after (Net) the effects of reinsurance

($ in millions, except ratios)	2022 Gross	2022 Net	2021 Gross	2021 Net	2020 Gross	2020 Net
Asbestos claims						
Beginning reserves	$ 1,210	$ 828	$ 1,204	$ 827	$ 1,172	$ 810
Incurred claims and claims expense	59	34	100	63	132	78
Claims and claims expense paid	(79)	(51)	(94)	(62)	(100)	(61)
Ending reserves	**$ 1,190**	**$ 811**	**$ 1,210**	**$ 828**	**$ 1,204**	**$ 827**
Annual survival ratio	15.1	15.9	12.9	13.4	12.0	13.6
3-year survival ratio	13.1	14.0	11.1	12.0	10.3	12.0
Environmental claims						
Beginning reserves	$ 273	$ 226	$ 249	$ 206	$ 219	$ 179
Incurred claims and claims expense	79	56	50	40	49	44
Claims and claims expense paid	(24)	(15)	(26)	(20)	(19)	(17)
Ending reserves	**$ 328**	**$ 267**	**$ 273**	**$ 226**	**$ 249**	**$ 206**
Annual survival ratio	13.7	17.8	10.5	11.3	13.1	12.1
3-year survival ratio	14.5	15.4	10.6	10.6	10.5	10.3
Combined environmental and asbestos claims						
Annual survival ratio	14.7	16.3	12.4	12.9	12.2	13.2
3-year survival ratio	13.3	14.3	11.0	11.7	10.3	11.6
Percentage of IBNR in ending reserves		55.9 %		54.8 %		50.3 %

The survival ratio is calculated by taking our ending reserves divided by payments made during the year. This is a commonly used but simplistic and imprecise approach to measuring the adequacy of asbestos and environmental reserve levels. Many factors, such as mix of business, level of coverage provided and settlement procedures have significant impacts on the amount of environmental and asbestos claims and claims expense reserves, claim payments and the resultant ratio. As payments result in corresponding reserve reductions, survival ratios can be expected to vary over time. The asbestos and environmental net 3-year survival ratio in 2022 increased from 2021 due to lower claim payments associated with settlement agreements.

Net asbestos reserves by type of exposure and total reserve additions

($ in millions)	December 31, 2022		December 31, 2021		December 31, 2020	
	Net reserves	% of reserves	Net reserves	% of reserves	Net reserves	% of reserves
Direct:						
Primary	$ 9	1 %	$ 8	1 %	$ 10	1 %
Excess	257	32	275	33	291	35
Total direct	266	33	283	34	301	36
Assumed reinsurance	97	12	104	13	122	15
IBNR	448	55	441	53	404	49
Total net reserves	**$ 811**	**100 %**	**$ 828**	**100 %**	**$ 827**	**100 %**
Total reserve additions	$ 34		$ 63		$ 78	

IBNR net reserves increased $7 million as of December 31, 2022 compared to December 31, 2021. IBNR provides for reserve development of known claims and future reporting of additional unknown claims from current policyholders and ceding companies.

Reinsurance and indemnification programs We utilize reinsurance to reduce exposure to catastrophe risk and manage capital, and to support the required statutory surplus and the insurance financial strength ratings of certain subsidiaries such as Castle Key Insurance Company ("CKIC") and Allstate New Jersey Insurance Company ("ANJ"). We purchase significant reinsurance to manage our aggregate countrywide exposure to an acceptable level. The price and terms of reinsurance and the credit quality of the reinsurer are considered in the purchase process. We have also purchased reinsurance to mitigate exposures in our long-tail liability lines, including environmental, asbestos and other run-off lines as well as our commercial lines, including shared economy. We also participate in various indemnification mechanisms, including state-based industry pool or facility programs mandating participation by insurers offering certain coverage in their state and the federal government National Flood Insurance Program ("NFIP"). See Note 11 of the consolidated financial statements for additional details on these programs.

Reinsurance and indemnification recoverables, net of the allowance established for uncollectible amounts

($ in millions)	S&P financial strength rating [1]	A.M. Best financial strength rating [1]	Reinsurance or indemnification recoverables on paid and unpaid claims, net 2022	2021
Indemnification programs				
State-based industry pool or facility programs				
MCCA [2]	N/A	N/A	$ 6,722	$ 6,695
New Jersey Property-Liability Insurance Guaranty Association ("PLIGA")	N/A	N/A	330	371
North Carolina Reinsurance Facility ("NCRF")	N/A	N/A	292	279
Florida Hurricane Catastrophe Fund ("FHCF")	N/A	N/A	96	25
Other			7	7
Federal Government - NFIP	N/A	N/A	145	34
Subtotal			7,592	7,411
Catastrophe reinsurance recoverables				
Sanders RE II LTD.	N/A	N/A	85	303
Swiss Reinsurance America Corporation	AA-	A+	64	88
Renaissance Reinsurance Limited	N/A	A+	56	106
Other			558	873
Subtotal			763	1,370
Other reinsurance recoverables, net [3]				
Aleka Insurance Inc.	N/A	N/A	183	187
Lloyd's of London ("Lloyd's")	A+	A	180	165
Pacific Valley Insurance Company, Inc.	N/A	N/A	88	35
Swiss Reinsurance America Corporation	AA-	A+	67	75
Other, including allowance for credit losses			575	611
Subtotal			1,093	1,073
Total Property-Liability			**9,448**	**9,854**
Protection Services			**19**	**16**
Total			**$ 9,467**	**$ 9,870**

[1] N/A reflects no S&P Global Ratings ("S&P") or A.M. Best ratings available.

[2] As of December 31, 2022 and 2021, MCCA includes $62 million and $51 million of reinsurance recoverable on paid claims, respectively, and $6.66 billion and $6.64 billion of reinsurance recoverable on unpaid claims, respectively.

[3] Other reinsurance recoverables primarily relate to commercial lines, including shared economy, as well as asbestos, environmental and other liability exposures.

Reinsurance and indemnification recoverables include an estimate of the amount of insurance claims and claims expense reserves that are ceded under the terms of the agreements, including IBNR unpaid losses. We calculate our ceded reinsurance and indemnification estimates based on the terms of each applicable agreement, including an estimate of how IBNR losses will ultimately be ceded under the agreement. We also consider other limitations and coverage exclusions under our agreements. Accordingly, our estimate of recoverables is subject to similar risks and uncertainties as our estimate of reserves claims and claims expense. We believe the recoverables are appropriately established; however, as our underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. We regularly evaluate the reinsurers and the respective amounts of our reinsurance recoverables, and a provision for uncollectible reinsurance recoverables is recorded, if needed. The establishment of reinsurance recoverables and the related allowance for uncollectible reinsurance is also an inherently uncertain process involving estimates. Changes in estimates could result in additional changes to the Consolidated Statements of Operations.

Indemnification recoverables are considered collectible based on the industry pool and facility enabling legislation and the Company has not had any credit losses related to these programs and we do not anticipate losses in the foreseeable future. We also have not experienced credit losses on our catastrophe reinsurance programs, which include highly rated reinsurers.

The allowance for uncollectible reinsurance relates to other reinsurance programs primarily related to our Run-off Property-Liability segment. The allowance was $62 million and $66 million as of December 31, 2022 and 2021, respectively.

The allowance is based upon our ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing, and other relevant factors. In addition, in the ordinary course of business, we may become involved in coverage disputes with certain of our reinsurers that may ultimately result in lawsuits and arbitrations brought by or against such reinsurers to determine the parties' rights and obligations under the various reinsurance agreements. We employ dedicated specialists to manage reinsurance collections and disputes. We also consider recent developments in commutation activity between reinsurers and cedents, and recent trends in arbitration and litigation outcomes in disputes between cedents and reinsurers in seeking to maximize our reinsurance recoveries.

Adverse developments in the insurance industry have led to a decline in the financial strength of some of our reinsurance carriers, causing amounts

recoverable from them and future claims ceded to them to be considered a higher risk. There has also been consolidation activity in the industry, which causes reinsurance risk across the industry to be concentrated among fewer companies.

See Note 2 of the consolidated financial statements for a description of the methodology utilized to calculate the allowance for reinsurance recoverables.

For further details related to our reinsurance and indemnification recoverables, see the Regulation section in Form 10-K Part I and Note 11 of the consolidated financial statements.

Effects of reinsurance ceded and indemnification programs on our premiums earned and claims and claims expense

($ in millions)	For the years ended December 31,					
	2022		2021		2020	
Allstate Protection - Premiums						
Indemnification programs						
State-based industry pool or facility programs						
NCRF	$	300	$	310	$	63
MCCA		18		20		61
PLIGA		7		7		7
FHCF		24		15		9
Other		—		420		34
Federal Government - NFIP		319		350		261
Catastrophe reinsurance		764		541		416
Other reinsurance programs		261		60		110
Total Allstate Protection		**1,693**		**1,723**		**961**
Run-off Property-Liability		—		—		—
Total Property-Liability		**1,693**		**1,723**		**961**
Protection Services		**176**		**181**		**180**
Total effect on premiums earned	$	**1,869**	$	**1,904**	$	**1,141**
Allstate Protection - Claims						
Indemnification programs						
State-based industry pool or facility programs						
MCCA	$	116	$	611	$	256
NCRF		294		279		47
PLIGA		(24)		—		(40)
FHCF		74		13		15
Other		—		359		16
Federal Government - NFIP		435		267		87
Catastrophe reinsurance		298		1,719		(105) [1]
Other reinsurance programs		261		85		88
Total Allstate Protection		**1,454**		**3,333**		**364**
Run-off Property-Liability		50		60		75
Total Property-Liability		**1,504**		**3,393**		**439**
Protection Services		**96**		**91**		**91**
Total effect on claims and claims expense	$	**1,600**	$	**3,484**	$	**530**

[1] Reflects reestimates in claims and claims expense related subrogation settlements.

In 2022, ceded premiums earned decreased primarily due to the expiration of legacy National General reinsurance programs. In 2021, ceded premiums earned increased primarily due to the addition of National General into our program and increased catastrophe reinsurance premium rates. In 2022, ceded claims and claims expenses decreased

$1.88 billion primarily due to higher gross catastrophe losses in 2021 that resulted in reinsurance activity. In 2021, ceded claims and claims expenses increased $2.95 billion primarily due to Hurricane Ida and Winter Storm Uri. For further discussion of these items, see Regulation, Indemnification Programs and Note 11 of the consolidated financial statements.

Michigan personal injury protection reserve and claim activity before and after the effects of MCCA recoverables

| | For the years ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
($ in millions)	Gross	Net	Gross	Net	Gross	Net
Beginning reserves	$ 7,387	$ 747	$ 6,282	$ 670	$ 6,106	$ 647
National General acquisition as of January 4, 2021	—	—	566	31	—	—
Incurred claims and claims expense-current year	451	175	398	132	312	98
Incurred claims and claims expense-prior years	(159)	(15)	403	59	107	65
Claims and claims expense paid-current year [1]	(26)	(26)	(35)	(35)	(47)	(42)
Claims and claims expense paid-prior years [1]	(260)	(146)	(227)	(110)	(196)	(98)
Ending reserves [2]	**$ 7,393**	**$ 735**	**$ 7,387**	**$ 747**	**$ 6,282**	**$ 670**

[1] Paid claims and claims expenses reported in the table for the current and prior years, recovered from the MCCA totaled $114 million, $117 million and $103 million in 2022, 2021 and 2020, respectively.

[2] Gross reserves for the year ended December 31, 2022, comprise 76% case reserves and 24% IBNR. Gross reserves for the year ended December 31, 2021, comprise 74% case reserves and 26% IBNR. Gross reserves for the year ended December 31, 2020, comprise 82% case reserves and 18% IBNR. The MCCA does not require member companies to report ultimate case reserves.

Pending MCCA claims differ from most personal lines insurance pending claims as other personal lines policies incurred claims settle in shorter periods due to having a coverage limit. MCCA claims can be outstanding for a claimant's lifetime, as there is no contractual limitation. Many of these injuries are catastrophic in nature, resulting in serious permanent disabilities that require attendant and residential care for periods that may span decades. A significant portion of the ultimate incurred claim reserves and the recoverables can be attributed to a small number of catastrophic claims that occurred more than five years ago and continue to pay lifetime benefits.

Pending, new and closed claims for Michigan personal injury protection exposure

| | For the years ended December 31, | | |
Number of claims [1]	2022	2021	2020
Pending, beginning of year	5,421	4,857	4,942
National General acquisition as of January 4, 2021	—	525	—
New	8,059	8,616	5,896
Closed	(7,912)	(8,577)	(5,981)
Pending, end of year	**5,568**	**5,421**	**4,857**

[1] Total claims includes those covered and not covered by the MCCA indemnification.

As of December 31, 2022, approximately 1,450 of our pending claims have been reported to the MCCA, of which approximately 75% represents claims that occurred more than 5 years ago. There are 52 Allstate brand claims with reserves in excess of $15 million as of December 31, 2022, which comprise approximately 20% of the gross ending reserves in the table above. As a result, significant developments with a single claimant can result in volatility in prior year incurred claims.

Intercompany reinsurance We enter into certain intercompany insurance and reinsurance transactions in order to maintain underwriting control and manage insurance risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

Catastrophe reinsurance Our catastrophe reinsurance program is designed to address our exposure to catastrophes nationwide, utilizing our risk management methodology. Our program is designed to provide reinsurance protection for catastrophes resulting from multiple perils including hurricanes, windstorms, hail, tornadoes, earthquakes, wildfires, and fires following earthquakes. These reinsurance agreements are part of our catastrophe management strategy, which is intended to provide our shareholders an acceptable return on the risks assumed in our property business, while providing protection to our customers.

We anticipate completing the placement of our 2023 nationwide catastrophe reinsurance program in the first half of 2023. For further details of the existing 2022 program, see Note 11 of the consolidated financial statements.

Allstate Health and Benefits Segment

Allstate Health and Benefits offers employer voluntary benefits, group health and individual health products, including life, accident, critical illness, hospital, short-term disability and other health products. Allstate Health and Benefits results include National General's accident and health business, starting in the first quarter of 2021. Results prior to 2021 reflect historical Allstate Benefits results only.

In 2022, Allstate Health and Benefits represented 2.3% of total PIF. Our target customers are middle market consumers with family and financial protection needs. Additional information on our strategy and outlook can be found in Strategy and Segment Information.

Summarized financial information

	For the years ended December 31,		
($ in millions)	2022	2021	2020
Revenues			
Accident and health insurance premiums and contract charges	$ 1,833	$ 1,821	$ 1,094
Other revenue	402	359	—
Net investment income	69	74	78
Costs and expenses			
Accident, health and other policy benefits	(1,061)	(1,049)	(549)
Amortization of DAC	(147)	(144)	(177)
Operating costs and expenses	(814)	(787)	(322)
Restructuring and related charges	(2)	(9)	(1)
Income tax expense on operations	(58)	(57)	(27)
Adjusted net income	$ 222	$ 208	$ 96
Benefit ratio [1]	56.1	55.7	47.2
Employer voluntary benefits [2]	3,783	3,804	3,950
Group health [3]	119	122	—
Individual health [4]	394	407	—
Policies in force as of December 31 (in thousands)	4,296	4,333	3,950

[1] Benefit ratio is calculated as accident, health and other policy benefits less interest credited to contractholder funds of $33 million, $34 million, and $33 million for the years ended December 31, 2022, 2021, and 2020, respectively, divided by premiums and contract charges.

[2] Employer voluntary benefits include supplemental life and health products offered through workplace enrollment.

[3] Group health includes health products and administrative services sold to employers.

[4] Individual health includes short-term medical and other health products sold directly to individuals.

Adjusted net income increased $14 million in 2022 compared to 2021, primarily due to increases in group health revenues, partially offset by higher operating costs and expenses and group health contract benefits.

Premiums and contract charges increased 0.7% or $12 million in 2022 compared to 2021, primarily due to growth in group health, partially offset by a decline in individual health.

Premiums and contract charges by line of business

	For the years ended December 31,		
($ in millions)	2022	2021	2020
Employer voluntary benefits	$ 1,036	$ 1,031	$ 1,094
Group health	385	350	—
Individual health	412	440	—
Premiums and contract charges	$ 1,833	$ 1,821	$ 1,094

New annualized premium sales (annualized premiums at initial employer voluntary benefits customer enrollment or health policy sale) decreased to $734 million in 2022. The decrease in 2022 primarily relates to a decline in employer voluntary benefits and individual health business, partially offset by growth in group health.

Other revenue increased $43 million in 2022 compared to 2021, primarily due to an increase in group health administrative fees.

Accident, health and other policy benefits increased 1.1% or $12 million in 2022 compared to 2021, primarily due to increased contract benefits for group health, partially offset by employer voluntary benefits and individual health.

Benefit ratio increased to 56.1 in 2022 compared to 55.7 in 2021, primarily due to a higher benefit ratio in group and individual health, partially offset by a lower benefit ratio in employer voluntary benefits. Accident, health and other policy benefits include changes in estimated reserves for future policy benefits, expected development on reported claims, and reserves for incurred but not reported claims as discussed in Note 10.

Changes in DAC

($ in millions)	For the years ended	
	2022	2021
Balance, beginning of year	$ 477	$ 470
National General acquisition	—	3
Acquisition costs deferred	170	146
Amortization of DAC before amortization relating to changes in assumptions [1]	(146)	(146)
Amortization relating to net gains and losses on investments and derivatives [1]	(1)	—
Amortization acceleration for DAC unlocking [1]	1	2
Effect of unrealized capital gains and losses [2]	3	2
Ending balance	**$ 504**	**$ 477**

[1] Included as a component of amortization of DAC on the Consolidated Statements of Operations.

[2] Represents the change in the DAC adjustment for unrealized capital gains and losses. The DAC adjustment represents the amount by which the amortization of DAC would increase or decrease if the unrealized gains and losses in the respective product portfolios were realized.

Operating costs and expenses

($ in millions)	For the years ended December 31,		
	2022	2021	2020
Non-deferrable commissions	$ 321	$ 316	$ 99
General and administrative expenses	493	471	223
Total operating costs and expenses	**$ 814**	**$ 787**	**$ 322**

Operating costs and expenses increased $27 million in 2022 compared to 2021, primarily due to higher professional services and employee related expenses.

Allstate Health and Benefits reinsurance ceded

    The vast majority of reinsurance relates to the disposition of long-term care and other closed blocks of business. We retain primary liability as a direct insurer for all risks ceded to reinsurers.

Reinsurance recoverables by reinsurer, net

($ in millions)	S&P financial strength rating	A.M. Best financial strength rating	Reinsurance recoverable on paid and unpaid benefits	
			As of December 31,	
			2022	2021
Mutual of Omaha Insurance	A+	A+	$ 55	$ 55
Everlake Life Insurance Company	NR	A+	35	39
Argo Capital Group Ltd.	NR	NR	20	19
General Re Life Corporation	AA+	A++	10	16
Midlands Casualty Insurance Company	NR	NR	16	16
Other [1]			6	17
Credit loss allowance			(3)	(8)
Total			**$ 139**	**$ 154**

[1] As of December 31, 2022, the other category includes $3 million and $4 million of recoverables due from reinsurers rated A- or better by S&P and A.M. Best, respectively. As of December 31, 2021, the other category includes $8 million and $5 million of recoverables due from reinsurers rated A- or better by S&P and A.M. Best, respectively.

    We continuously monitor the creditworthiness of reinsurers in order to determine our risk of recoverability on an individual and aggregate basis. No reinsurance recoverables have been written off in the three-years ended December 31, 2022.

Investments

Overview and strategy

The return on our investment portfolios is an important component of our ability to offer good value to customers, fund business improvements and create value for shareholders. Investment portfolios are held for Property-Liability, Protection Services, Allstate Health and Benefits and Corporate and Other operations. While taking into consideration the investment portfolio in aggregate, management of the underlying portfolios is significantly influenced by the nature of each respective business and its corresponding liability profile. For each business, we identify a strategic asset allocation which considers both the nature of the liabilities and the risk and return characteristics of the various asset classes in which we invest. This allocation is informed by our long-term business and market expectations, as well as other considerations such as risk appetite, portfolio diversification, duration, desired liquidity and capital. Within appropriate ranges relative to strategic allocations, tactical allocations are made in consideration of prevailing and potential future market conditions. We manage risks that involve uncertainty related to interest rates, inflation, credit spreads, equity returns and currency exchange rates.

The Property-Liability portfolio emphasizes protection of principal and consistent income generation, within a total return framework. This approach has produced competitive returns over the long term and is designed to ensure financial strength and stability for paying claims, while maximizing economic value and surplus growth. Products with lower liquidity needs, such as auto insurance and run-off lines, and capital create capacity to invest in less liquid higher yielding fixed income securities, performance-based investments such as limited partnerships and equity securities. Products with higher liquidity needs, such as homeowners insurance, are invested primarily in high quality liquid fixed income securities.

The Protection Services portfolio is focused on protection of principal and consistent income generation, within a total return framework. The portfolio is largely comprised of fixed income securities with a lesser allocation to equity securities and short-term investments.

The Allstate Health and Benefits portfolio is focused on protection of principal and consistent income generation while targeting an appropriate return on capital. The portfolio is largely comprised of fixed income securities with a small allocation to commercial mortgage loans and equity securities.

The Corporate and Other portfolio is focused on liquidity needs and capital preservation within a total return framework. The portfolio is largely comprised of high-quality liquid fixed income securities and short-term investments.

We utilize two primary strategies to manage risks and returns and to position our portfolio to take advantage of market opportunities while attempting to mitigate adverse effects. As strategies and market conditions evolve, the asset allocation may change.

Market-based strategy seeks to deliver predictable earnings aligned to business needs and provide flexibility to adjust investment risk profile based on enterprise objectives and market opportunities primarily through public and private fixed income investments and public equity securities.

Performance-based strategy seeks to deliver attractive risk-adjusted returns and supplement market risk with idiosyncratic risk. Returns are impacted by a variety of factors including general macroeconomic and public market conditions as public benchmarks are often used in the valuation of underlying investments. Variability in earnings will also result from the performance of the underlying assets or business and the timing of sales of those investments. Earnings from the sales of investments may be recorded as net investment income or net gains and losses on investments and derivatives. The portfolio, which primarily includes private equity (including infrastructure investments) and real estate with a majority being limited partnerships, is diversified across a number of characteristics, including managers or partners, vintage years, investment strategies, geographies (including international) and industry sectors or property types. These investments are generally illiquid in nature, often require specialized expertise, typically involve a third-party manager, and enhance returns and income through transformation at the company or property level. A portion of these investments seek returns in markets or asset classes that are dislocated or special situations, primarily in private markets.

Macroeconomic impacts Supply chain disruptions, labor shortages and other macroeconomic factors have increased inflation, which may have an adverse impact on investment valuations and returns. As inflation continued to remain elevated, the Federal Reserve significantly increased interest rates and credit spreads widened reflecting ongoing recession concerns. These factors along with other ongoing impacts from the pandemic create significant economic uncertainty and the resulting market volatility may continue to impact our investment valuations and returns.

Investments in Russia and Ukraine As of December 31, 2022, we do not have any direct investments in Russia, Belarus or Ukraine. We have indirect exposure of less than $1 million in Russia and Ukraine through broad-based, global funds managed by external asset managers.

Investments Outlook

We plan to focus on the following priorities:

- Enhance investment portfolio returns through use of a dynamic capital allocation framework and focus on tax efficiency.
- Leverage our broad capabilities to manage the portfolio to earn higher risk-adjusted returns on capital.
- Invest for the specific needs and characteristics of Allstate's businesses, including its corresponding liability profile.

Through our integrated enterprise risk and return management framework, we concluded in late 2021 that due to increasing enterprise risks from elevated inflation, the amount of investment risk we were willing to accept had declined. As a result, we decreased the allocation of economic capital to the investment portfolio. This decision led to a reduction in interest rate risk by shortening the portfolio duration beginning in the fourth quarter of 2021, primarily through the sale of long corporate and municipal bonds and the use of derivatives. These proactive actions mitigated portfolio losses by approximately $2 billion in 2022. As recession risks increased during 2022, we also reduced the amount of equity risk and credit risk in the portfolio through a reduction in public equity, high yield bonds and bank loans. We expect to maintain performance-based investments in our portfolio, consistent with our strategy to have a greater proportion of return derived from idiosyncratic asset or operating performance. The portfolio remains defensively positioned to interest rate, equity and credit risk at year-end relative to our positioning prior to these risk-reducing actions.

Contractual maturities and yields of fixed income securities for the next three years

($ in millions)	Fixed income securities	
	Carrying value	Investment yield
2023	$ 2,836	2.9 %
2024	7,504	2.9
2025	7,331	3.2

Portfolio composition and strategy by reporting segment [1]

($ in millions)	As of December 31, 2022				
	Property-Liability	Protection Services	Allstate Health and Benefits	Corporate and Other	Total
Fixed income securities [2]	$ 36,133	$ 1,694	$ 1,556	$ 3,102	$ 42,485
Equity securities [3]	3,807	127	63	570	4,567
Mortgage loans, net	661	—	101	—	762
Limited partnership interests	8,106	—	—	8	8,114
Short-term investments [4]	3,698	96	32	347	4,173
Other investments, net	1,606	—	120	2	1,728
Total	$ 54,011	$ 1,917	$ 1,872	$ 4,029	$ 61,829
Percent to total	87.4 %	3.1 %	3.0 %	6.5 %	100.0 %
Market-based	$ 44,929	$ 1,917	$ 1,872	$ 4,027	$ 52,745
Performance-based	9,082	—	—	2	9,084
Total	$ 54,011	$ 1,917	$ 1,872	$ 4,029	$ 61,829

[1] Balances reflect the elimination of related party investments between segments.

[2] Fixed income securities are carried at fair value. Amortized cost, net for these securities was $38.59 billion, $1.83 billion, $1.73 billion, $3.22 billion and $45.37 billion for Property-Liability, Protection Services, Allstate Health and Benefits, Corporate and Other, and in total, respectively.

[3] Equity securities are carried at fair value. The fair value of equity securities, held as of December 31, 2022, was $314 million in excess of cost. These net gains were primarily concentrated in the consumer goods, technology and banking sectors. Equity securities include $983 million of funds with underlying investments in fixed income securities as of December 31, 2022.

[4] Short-term investments are carried at fair value.

Investments totaled $61.83 billion as of December 31, 2022, decreasing from $64.70 billion as of December 31, 2021, primarily due to lower fixed income and equity valuations, common share repurchases and dividends paid to shareholders, partially offset by positive operating cash flows.

Portfolio composition by investment strategy

	As of December 31, 2022		
($ in millions)	Market-based	Performance-based	Total
Fixed income securities	$ 42,390	$ 95	$ 42,485
Equity securities	4,112	455	4,567
Mortgage loans, net	762	—	762
Limited partnership interests	483	7,631	8,114
Short-term investments	4,173	—	4,173
Other investments, net	825	903	1,728
Total	$ 52,745	$ 9,084	$ 61,829
Percent to total	85.3 %	14.7 %	100.0 %
Unrealized net capital gains and losses			
Fixed income securities	$ (2,884)	$ (1)	$ (2,885)
Limited partnership interests	—	2	2
Short-term investments	(1)	—	(1)
Other investments	(3)	—	(3)
Total	$ (2,888)	$ 1	$ (2,887)

During 2022, strategic actions focused on optimizing portfolio yield, return and risk in the more volatile and rising interest rate environment. In the first quarter, we continued to shorten the maturity profile of our fixed income portfolio through the sale of bonds and use of derivatives, to further reduce its sensitivity to higher interest rates. The sustained higher market yields provide an opportunity to increase risk-adjusted returns, so in the fourth quarter, we extended the duration to 3.4 years (including the effect of interest rate derivatives and any call features associated with the securities), and removed approximately half of the interest rate derivatives that we entered into in the first quarter of 2022. Considering the ongoing risk of recession, we retained a lower allocation to high-yield bonds, bank loans and public equity relative to year-end 2021. We maintained performance-based investments in the Property-Liability portfolio.

Fixed income securities

Fixed income securities by type

	Fair value as of December 31,	
($ in millions)	2022	2021
U.S. government and agencies	$ 7,898	$ 6,273
Municipal	6,210	6,393
Corporate	26,263	27,330
Foreign government	957	985
Asset-backed securities ("ABS")	1,157	1,155
Total fixed income securities	$ 42,485	$ 42,136

Fixed income securities are rated by third-party credit rating agencies or are internally rated. The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed income securities of insurers for regulatory reporting and capital assessment purposes. The NAIC assigns securities to one of six credit quality categories defined as "NAIC designations". In general, securities with NAIC designations of 1 or 2 are considered investment grade and securities with NAIC designations of 3 through 6 are considered below investment grade. The rating is either received from the SVO based on availability of applicable ratings from rating agencies on the NAIC Nationally Recognized Statistical Rating Organizations ("NRSRO") provider list, including Moody's Investors Service ("Moody's"), S&P Global Ratings ("S&P"), Fitch Ratings ("Fitch"), or a comparable internal rating.

As a result of time lags between the funding of investments, the finalization of legal documents, and the completion of the SVO filing process, the portfolio includes certain securities that have not yet been designated by the SVO as of each balance sheet date and the categorization of these securities is based on the expected ratings indicated by internal analysis.

As of December 31, 2022, 90.4% of the consolidated fixed income securities portfolio was rated investment grade. Credit ratings below these designations are considered lower credit quality or below investment grade, which includes high yield bonds.

Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Our initial investment decisions and ongoing monitoring procedures for fixed income securities are based on a due diligence process which includes, but is not limited to, an assessment of the credit quality, sector, structure and liquidity risks of each issuer.

Fixed income portfolio monitoring is a comprehensive process to identify and evaluate each fixed income security that may require a credit loss allowance. The process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost is below internally established thresholds. For further detail on our fixed income portfolio monitoring process, see Note 5 of the consolidated financial statements.

Fair value and unrealized net capital gains (losses) for fixed income securities by credit rating

| | December 31, 2022 | | | | | |
| | NAIC 1 A and above | | NAIC 2 BBB | | NAIC 3 BB | |
($ in millions)	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)
U.S. government and agencies	$ 7,898	$ (225)	$ —	$ —	$ —	$ —
Municipal	5,883	(264)	313	(29)	—	—
Corporate						
Public	5,646	(301)	11,868	(1,039)	958	(101)
Privately placed	1,684	(120)	3,052	(289)	1,533	(197)
Total corporate	7,330	(421)	14,920	(1,328)	2,491	(298)
Foreign government	956	(40)	1	—	—	—
ABS	1,078	(30)	13	(1)	9	(1)
Total fixed income securities	$ 23,145	$ (980)	$ 15,247	$ (1,358)	$ 2,500	$ (299)

| | NAIC 4 B | | NAIC 5-6 CCC and lower | | Total | |
	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)
U.S. government and agencies	$ —	$ —	$ —	$ —	$ 7,898	$ (225)
Municipal	8	—	6	3	6,210	(290)
Corporate						
Public	144	(14)	—	—	18,616	(1,455)
Privately placed	1,257	(204)	121	(34)	7,647	(844)
Total corporate	1,401	(218)	121	(34)	26,263	(2,299)
Foreign government	—	—	—	—	957	(40)
ABS	1	—	56	1	1,157	(31)
Total fixed income securities	$ 1,410	$ (218)	$ 183	$ (30)	$ 42,485	$ (2,885)

Municipal bonds, including tax exempt and taxable securities, include general obligations of state and local issuers and revenue bonds.

Our practice for acquiring and monitoring municipal bonds is predominantly based on the underlying credit quality of the primary obligor. We currently rely on the primary obligor to pay all contractual cash flows and are not relying on bond insurers for payments. As a result of downgrades in the insurers' credit ratings, the ratings of the insured municipal bonds generally reflect the underlying ratings of the primary obligor.

Corporate bonds include publicly traded and privately placed securities. Privately placed securities primarily consist of corporate issued senior debt securities that are negotiated with the borrower or are issued by entities in unregistered form under SEC Rule 144A which allows purchasers to more easily resell these securities under certain conditions.

Our $7.65 billion portfolio of privately placed securities, primarily 144A bonds, is diversified by issuer, industry sector and country. The portfolio is made up of 463 issuers. Privately placed corporate obligations may contain structural security features such as financial covenants and call protections that provide investors greater protection against credit deterioration, reinvestment risk or fluctuations in interest rates than those typically found in publicly registered debt securities. Additionally, investments in these securities are made after fundamental analysis of issuers and sectors along with macro and asset class views. Ongoing monitoring includes continuous assessment of operating performance and financial position. Every issue not rated by an independent rating agency is internally rated with a formal rating affirmation at least once a year. Liquidity of securities issued by public entities in unregistered form is similar to public debt markets.

Our corporate bonds portfolio includes $4.01 billion of below investment grade bonds, $2.91 billion of which are privately placed primarily 144A bonds. These securities are diversified by issuer and industry sector. The below investment grade corporate bonds portfolio is made up of 328 issuers. We employ fundamental analyses of issuers and sectors along with macro and asset class views to identify investment opportunities. This results in a portfolio with broad exposure to the high yield market with an emphasis on idiosyncratic positions reflective of our views of market conditions and opportunities.

Foreign government securities consist of Canadian governmental and provincial securities (all of which are held by our Canadian companies).

ABS are structured securities that are primarily collateralized by consumer or corporate borrowings and residential and commercial real estate loans. The cash flows from the underlying collateral paid to the securitization trust are generally applied in a pre-determined order and are designed so that each security issued by the trust, typically referred to as a "class", qualifies for a specific original rating.

ABS includes collateralized debt obligations, consumer and other ABS. Credit risk is managed by monitoring the performance of the underlying collateral. Many of the securities in the ABS portfolio have credit enhancement with features such as overcollateralization, subordinated structures, reserve funds, guarantees or insurance. ABS also includes residential mortgage-backed securities and commercial mortgage-backed securities.

For example, the "senior" portion or "top" of the capital structure, or rating class, which would originally qualify for a rating of Aaa typically has priority in receiving principal repayments on the underlying collateral and retains this priority until the class is paid in full. In a sequential structure, underlying collateral principal repayments are directed to the most senior rated Aaa class in the structure until paid in full, after which principal repayments are directed to the next most senior Aaa class in the structure until it is paid in full. Senior Aaa classes generally share any losses from the underlying collateral on a pro-rata basis after losses are absorbed by classes with lower original ratings.

The payment priority and class subordination included in these securities serves as credit enhancement for holders of the senior or top portions of the structures. These securities continue to retain the payment priority features that existed at the origination of the securitization trust. Other forms of credit enhancement may include structural features embedded in the securitization trust, such as overcollateralization, excess spread and bond insurance. The underlying collateral may contain fixed interest rates, variable interest rates (such as adjustable rate mortgages), or both fixed and variable rate features.

Equity securities of $4.57 billion primarily include common stocks, exchange traded and mutual funds,

non-redeemable preferred stocks and real estate investment trust ("REIT") equity investments. Certain exchange traded and mutual funds have fixed income securities as their underlying investments.

Mortgage loans of $762 million mainly comprise loans secured by first mortgages on developed commercial real estate. Key considerations used to manage our exposure include property type and geographic diversification. For further detail on our mortgage loan portfolio, see Note 5 of the consolidated financial statements.

Limited partnership interests include $6.59 billion of interests in private equity funds, $1.04 billion of interests in real estate funds and $483 million of interests in other funds as of December 31, 2022. We have commitments to invest additional amounts in limited partnership interests totaling $2.78 billion as of December 31, 2022.

Private equity limited partnerships by sector	
(% of carrying value)	December 31, 2022
Industrial	18.8 %
Healthcare	12.1
Consumer discretionary	11.0
Information technology	11.0
Consumer staples	9.5
Other	37.6
Total	**100.0 %**

Real estate limited partnerships by sector	
(% of carrying value)	December 31, 2022
Industrial	27.7 %
Residential	22.0
Data centers	14.2
Healthcare	11.1
Consumer staples	7.0
Other	18.0
Total	**100.0 %**

Short-term investments of $4.17 billion primarily comprise money market funds, commercial paper, U.S. Treasury bills and other short-term investments, including securities lending collateral of $1.50 billion.

Other investments primarily comprise $686 million of bank loans, $813 million of real estate, $120 million of policy loans and $1 million of derivatives as of December 31, 2022. For further detail on our use of derivatives, see Note 7 of the consolidated financial statements.

Direct real estate investments by sector	
(% of carrying value)	December 31, 2022
Residential	28.0 %
Agriculture	22.3
Industrial	17.5
Retail	16.4
Other	15.8
Total	**100.0 %**

Unrealized net capital gains (losses)

	As of December 31,	
($ in millions)	2022	2021
U.S. government and agencies	$ (225)	$ (14)
Municipal	(290)	263
Corporate	(2,299)	496
Foreign government	(40)	3
ABS	(31)	12
Fixed income securities	**(2,885)**	**760**
Short-term investments	(1)	—
Derivatives	(3)	(3)
Equity method of accounting ("EMA") limited partnerships	2	(1)
Unrealized net capital gains and losses, pre-tax	**$ (2,887)**	**$ 756**

Gross unrealized gains (losses) on fixed income securities by type and sector

	As of December 31, 2022			
	Amortized cost, net	Gross unrealized		Fair value
($ in millions)		Gains	Losses	
Corporate				
Consumer goods (cyclical and non-cyclical)	$ 5,984	$ 6	$ (531)	$ 5,459
Banking	5,153	16	(314)	4,855
Utilities	2,633	7	(203)	2,437
Technology	3,137	4	(298)	2,843
Communications	2,422	1	(261)	2,162
Financial services	2,243	4	(176)	2,071
Capital goods	2,288	3	(197)	2,094
Basic industry	1,019	2	(75)	946
Energy				
Midstream	1,725	1	(110)	1,616
Integrated	67	—	(4)	63
Independent/upstream	354	1	(29)	326
Other	218	—	(13)	205
Total energy	2,364	2	(156)	2,210
Transportation	959	1	(73)	887
Other	360	—	(61)	299
Total corporate fixed income portfolio	**28,562**	**46**	**(2,345)**	**26,263**
U.S. government and agencies	8,123	6	(231)	7,898
Municipal	6,500	36	(326)	6,210
Foreign government	997	—	(40)	957
ABS	1,188	4	(35)	1,157
Total fixed income securities	**$ 45,370**	**$ 92**	**$ (2,977)**	**$ 42,485**

Gross unrealized gains (losses) on fixed income securities by type and sector

($ in millions)	Amortized cost	As of December 31, 2021 Gross unrealized Gains	Losses	Fair value
Corporate				
Consumer goods (cyclical and non-cyclical)	$ 6,817	$ 176	$ (42)	$ 6,951
Banking	3,975	54	(31)	3,998
Utilities	2,009	43	(28)	2,024
Technology	2,947	80	(23)	3,004
Communications	2,077	58	(21)	2,114
Financial services	1,936	41	(14)	1,963
Capital goods	2,615	75	(12)	2,678
Basic industry	1,249	56	(6)	1,299
Energy				
Midstream	1,132	37	(4)	1,165
Integrated	119	6	—	125
Independent/upstream	312	18	(1)	329
Other	224	6	(1)	229
Total energy	1,787	67	(6)	1,848
Transportation	976	35	(5)	1,006
Other	446	3	(4)	445
Total corporate fixed income portfolio	**26,834**	**688**	**(192)**	**27,330**
U.S. government and agencies	6,287	12	(26)	6,273
Municipal	6,130	279	(16)	6,393
Foreign government	982	9	(6)	985
ABS	1,143	14	(2)	1,155
Total fixed income securities	**$ 41,376**	**$ 1,002**	**$ (242)**	**$ 42,136**

In general, the gross unrealized losses are related to an increase in market yields, which may include increased risk-free interest rates and wider credit spreads since the time of initial purchase. Similarly, gross unrealized gains reflect a decrease in market yields since the time of initial purchase.

Equity securities by sector

($ in millions)	December 31, 2022 Cost	Over (under) cost	Fair value	December 31, 2021 Cost	Over (under) cost	Fair value
Transportation	$ 48	$ 19	$ 67	$ 74	$ 22	$ 96
Energy						
Midstream	33	(2)	31	39	7	46
Integrated	39	26	65	62	8	70
Independent/upstream	30	12	42	44	5	49
Other	8	8	16	14	3	17
Total energy	110	44	154	159	23	182
Utilities	67	12	79	122	23	145
Basic Industry	57	16	73	119	30	149
Capital Goods	196	3	199	376	37	413
Other [1]	1,801	323	2,124	3,413	811	4,224
Funds						
Fixed income	1,067	(84)	983	1,108	24	1,132
Equities	904	(19)	885	645	75	720
Other	3	—	3	—	—	—
Total funds	1,974	(103)	1,871	1,753	99	1,852
Total equity securities	**$ 4,253**	**$ 314**	**$ 4,567**	**$ 6,016**	**$ 1,045**	**$ 7,061**

[1] Other is comprised of consumer goods, technology, REITs, financial services, banking, and communications sectors.

Net investment income

($ in millions)	For the years ended December 31,					
		2022		2021		2020
Fixed income securities	$	1,255	$	1,148	$	1,232
Equity securities		132		100		78
Mortgage loans		33		43		34
Limited partnership interests		985		1,973		238
Short-term investments		82		5		17
Other investments		162		195		124
Investment income, before expense		**2,649**		**3,464**		**1,723**
Investment expense						
Investee level expenses		(68)		(60)		(36)
Securities lending expense		(30)		—		(4)
Operating costs and expenses		(148)		(111)		(93)
Total investment expense		(246)		(171)		(133)
Net investment income	$	**2,403**	$	**3,293**	$	**1,590**
Property-Liability	$	2,190	$	3,118	$	1,421
Protection Services		48		43		44
Allstate Health and Benefits		69		74		78
Corporate and Other		96		58		47
Net investment income	$	**2,403**	$	**3,293**	$	**1,590**
Market-based	$	1,566	$	1,429	$	1,444
Performance-based		1,083		2,035		279
Investment income, before expense	$	**2,649**	$	**3,464**	$	**1,723**

Net investment income decreased 27.0% or $890 million in 2022 compared to 2021, primarily due to lower performance-based results, mainly from limited partnerships, partially offset by higher market-based fixed income portfolio yields. We expect market-based net investment income to increase as we continue to reinvest at market yields that are above the current market-based portfolio yield.

Performance-based investment income

($ in millions)	For the years ended December 31,					
		2022		2021		2020
Private equity	$	798	$	1,660	$	206
Real estate		285		375		73
Total performance-based income before investee level expenses	$	**1,083**	$	**2,035**	$	**279**
Investee level expenses [1]		(59)		(55)		(32)
Total performance-based income	$	**1,024**	$	**1,980**	$	**247**

[1] Investee level expenses include asset level operating expenses on directly held real estate and other consolidated investments reported in investment expense.

Performance-based investment income decreased 48.3% or $956 million in 2022 compared to strong results in 2021, primarily due to lower valuation increases for private equity investments in 2022.

Performance-based investment results and income can vary significantly between periods and are influenced by economic conditions, equity market performance, comparable public company earnings multiples, capitalization rates, operating performance of the underlying investments and the timing of asset sales. The company typically employs a lag in recording and recognizing changes in valuations of limited partnership interests due to the availability of investee financial statements.

Components of net gains (losses) on investments and derivatives and the related tax effect

	For the year December 31,		
($ in millions)	2022	2021	2020
Sales	$ (832)	$ 578	$ 974
Credit losses	(54)	(42)	(32)
Valuation change of equity investments - appreciation (decline):			
Equity securities	(772)	544	139
Equity fund investments in fixed income securities	(128)	(24)	(22)
Limited partnerships [1]	(160)	(21)	(21)
Total valuation of equity investments	(1,060)	499	96
Valuation change and settlements of derivatives	874	49	49
Net gains (losses) on investments and derivatives, pre-tax	**(1,072)**	**1,084**	**1,087**
Income tax benefit (expense)	230	(237)	(236)
Net gains (losses) on investments and derivatives, after-tax	$ **(842)**	$ **847**	$ **851**
Property-Liability	$ (688)	$ 798	$ 774
Protection Services	(40)	19	23
Allstate Health and Benefits	(35)	5	7
Corporate and Other	(79)	25	47
Net gains (losses) on investments and derivatives, after-tax	$ **(842)**	$ **847**	$ **851**
Market-based	$ (1,083)	$ 917	$ 1,033
Performance-based	11	167	54
Net gains (losses) on investments and derivatives, pre-tax	$ **(1,072)**	$ **1,084**	$ **1,087**

[1] Relates to limited partnerships where the underlying assets are predominately public equity securities.

Net losses on investments and derivatives in 2022 related primarily to decreased valuation on equity investments and losses on sales of fixed income securities, partially offset by increased valuation change and settlements of derivatives. Net gains on investments and derivatives in 2021 related primarily to gains on sales and higher valuation on equity investments.

Sales in 2022 related primarily to sales of fixed income securities in connection with ongoing portfolio management. Sales in 2021 related primarily to fixed income securities in connection with ongoing portfolio management and sales of real estate investments.

Valuation change and settlements of derivatives of $874 million in 2022 primarily comprised of gains on interest rate futures used to mitigate the impact of increases in interest rates, gains on foreign currency contracts due to the strengthening of the U.S. dollar and gains on equity futures used to manage exposure to equity markets. 2021 primarily comprised gains on foreign currency contracts due to the strengthening of the U.S. dollar and gains on interest rate futures used to manage asset duration and reduce exposure to increases in interest rates.

Net gains (losses) on performance-based investments and derivatives

	For the years ended December 31,		
($ in millions)	2022	2021	2020
Sales	$ 29	$ 111	$ 49
Credit losses	(30)	(43)	(6)
Valuation change of equity investments	(35)	71	24
Valuation change and settlements of derivatives	47	28	(13)
Total performance-based	$ **11**	$ **167**	$ **54**

Net gains on performance-based investments and derivatives in 2022 primarily related to increased valuation change and settlements of derivatives and gains on sales, partially offset by decreased valuation of equity investments. 2021 primarily related to gains on sales of real estate investments, increased valuation of equity investments, and gains on valuation and settlements of derivatives.

Market Risk

Market risk is the risk that we will incur losses due to adverse changes in interest rates, credit spreads, equity prices, commodity prices or foreign currency exchange rates. Adverse changes to these rates and prices may occur due to changes in fiscal policy, inflation, the economic climate, the liquidity of a market or market segment, insolvency or financial distress of key market makers or participants or changes in market perceptions of credit worthiness or risk tolerance. Our primary market risk exposures are to changes in interest rates, credit spreads and equity prices, and to a lesser extent, foreign currency exchange rates. We also have direct and indirect exposure to commodity price changes through our diversified investments in timber, agriculture, infrastructure and energy primarily held in limited partnership interests and consolidated subsidiaries.

The active management of market risk is integral to our results of operations. We may use the following approaches to manage exposure to market risk within defined tolerance ranges:

1) Rebalance existing asset or liability portfolios
2) Change the type of investments purchased in the future
3) Use derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be purchased

Overview In formulating and implementing guidelines for investing funds, we seek to earn attractive risk-adjusted returns that enhance our ability to offer competitive prices to customers while contributing to stable profits and long-term capital growth. Accordingly, our investment decisions and objectives are informed by underlying risks. Investment policies define the overall framework for managing market and other investment risks, including accountability and controls over risk management activities. Subsidiaries that conduct investment activities follow policies that have been approved by their respective boards of directors and which specify the investment limits and strategies that are appropriate given the liquidity, surplus, product profile and regulatory requirements of the subsidiary. Executive oversight of investment activities is conducted primarily through the subsidiaries' boards of directors and legal entity investment committees. The Enterprise Risk and Return Council ("ERRC") oversees the aggregate risk of Allstate and its subsidiaries. Working in conjunction with the board or the investment committee of each subsidiary, as applicable, the ERRC evaluates the risk tolerance of each subsidiary and determines the aggregate risk tolerance of the enterprise.

We use widely-accepted quantitative and qualitative approaches to measure, monitor and manage market risk. We evaluate our market risk exposure using multiple measures including but not limited to:

- *Duration,* a measure of the price sensitivity of assets and liabilities to changes in interest rates
- *Value-at-risk,* a statistical estimate that the change in fair value of a portfolio will exceed a certain amount over a given time horizon, at a specified probability
- *Scenario analysis,* an estimate of the potential changes in the fair value of a portfolio that could occur under hypothetical market conditions defined by changes to multiple market risk factors: interest rates, credit spreads, equity prices or currency exchange rates
- *Sensitivity analysis,* an estimate of the potential changes in the fair value of a portfolio that could occur using hypothetical shocks to a market risk factor

The selection of measures used in our sensitivity analysis should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event

In general, we establish investment portfolio asset allocation and market risk limits based upon a combination of these measures. The asset allocation limits place restrictions on the total funds that may be invested within an asset class. Comprehensive day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by investment policies. Although we apply a similar overall philosophy to market risk, the underlying business frameworks and the accounting and regulatory environments may differ between our products and therefore affect investment decisions and risk parameters. Our actual experience may differ from the results of the sensitivity measurements provided below.

Interest rate risk is the risk that we will incur a loss due to adverse changes in risk-free interest rates. This risk arises from many of our primary activities, as we invest substantial funds in interest-sensitive assets. Changes in interest rates can have favorable and unfavorable effects on our results. For example, increases in rates can improve investment income, but decrease the fair value of our fixed income securities portfolio which may result in sales of assets at losses. Decreases in rates could increase the fair value of our fixed income securities portfolio while decreasing investment income due to reinvestment at lower market yields and accelerated pay-downs and prepayments of certain investments.

For our issued debt, we monitor market interest rates and evaluate refinancing opportunities as maturity dates approach. To mitigate this risk, we ladder the maturity dates of our debt. For our issued noncumulative perpetual preferred stock, we monitor market dividend rates and evaluate opportunities to redeem or refinance on or after specified dates. For further detail regarding our debt and our preferred stock, see Note 13 of the consolidated financial statements and the Capital Resources and Liquidity section of this Item.

Our assessment of interest rate risk reflects the effect of changing risk-free interest rates on interest-sensitive assets, including investments with callable or prepayable features. As of December 31, 2022, the fixed income portfolio duration[1] was 3.4 compared to 3.8 as of December 31, 2021.

Change in fair value of interest-sensitive assets [1] [2]

($ in millions)	As of December 31,	
	2022	2021
-100 bps change	$ 1,549	$ 1,625
+100 bps change	(1,471)	(1,638)
+200 bps change	(2,864)	(3,215)

[1] Includes the effects of interest rate derivatives and any call features associated with the securities.

[2] Represents an immediate, parallel increase or decrease based on information and assumptions used in the duration calculations.

To the extent that conditions differ from the assumptions we used in these calculations, duration and rate shock measures could be significantly impacted. These calculations may not fully capture the effect of non-parallel changes in the term structure of interest rates or large changes in interest rates.

Credit spread risk is the risk that we will incur a loss due to adverse changes in credit spreads ("spreads"). A credit spread is the additional yield on fixed income securities and loans above the risk-free rate that market participants require to compensate them for assuming credit, liquidity or prepayment risks. This risk arises from many of our primary activities, as we invest substantial funds in spread-sensitive fixed income assets. We assess credit spread risk by evaluating spread duration which measures the price sensitivity of the assets to changes in spreads.

As of December 31, 2022, the spread duration[1] was 4.0 compared to 4.6 as of December 31, 2021.

Change in fair value of spread-sensitive assets [1] [2]

($ in millions)	As of December 31,	
	2022	2021
+100 bps change	$ (1,462)	$ (1,767)

[1] Includes the effects of credit derivatives and any call features associated with the securities.

[2] Represents an immediate, parallel increase based on information and assumptions used in the spread duration calculations.

Equity price risk is the risk that we will incur losses due to adverse changes in the levels of equity indices, the value of individual stocks, or private market valuations related to our limited partnership interests.

Equity investments[1] As of December 31, 2022, we held $4.06 billion in equity investments that comprise equity securities, excluding those with fixed income securities as their underlying investments, and including limited partnership interests where the underlying assets are predominately public equity securities, compared to $6.67 billion as of December 31, 2021.

Change in fair value of equity investments [1] [2]

($ in millions)	As of December 31,	
	2022	2021
-10% change in equity valuations	$ (402)	$ (670)

[1] Includes the effects of equity derivatives.

[2] Represents an immediate change in equity valuations for investments.

We periodically use derivatives to reduce equity price risk or to adjust our equity risk profile. Derivatives provide an offset to changes in equity market values.

Limited partnership interests As of December 31, 2022, we held $7.64 billion in limited partnership interests excluding those limited partnership interests where the underlying assets are predominately public equity securities compared to $7.26 billion as of December 31, 2021. These illiquid investments are primarily comprised of private equity and real estate funds, with valuation changes typically reflecting the idiosyncratic performance of the underlying asset.

Change in fair value of limited partnership interests [1]

($ in millions)	As of December 31,	
	2022	2021
-10% change in private market valuations	$ (764)	$ (726)

[1] Represents an immediate change in the value of limited partnership interests.

For limited partnership interests, quarterly changes in fair values may not be highly correlated to equity indices in the short term and changes in value of these investments are generally recognized on a three-month delay due to the availability of the related investee financial statements.

Foreign currency exchange rate risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. This risk primarily arises from our foreign equity investments, including common stocks, limited partnership interests, and our Canada, Northern Ireland and India operations. We use foreign currency derivative contracts to partially offset this risk.

Change in fair value of foreign currency denominated investments[1]

($ in millions)	As of December 31, 2022	2021
-10% change in foreign currency exchange rates	$ (310)	$ (379)
-10% change in net investments in foreign subsidiaries	(114)	(130)

(1) Represents an immediate, simultaneous depreciation in each of the foreign currency exchange rates to which we are exposed compared to the U.S. dollar, including the effects of foreign currency derivative contracts and excludes the offset from liabilities in foreign currencies.

As of December 31, 2022, we had $3.10 billion in foreign currency denominated investments, including the effects of foreign currency derivative contracts, and $1.14 billion net investment in our foreign subsidiaries, primarily related to our Canada operations. These amounts were $3.79 billion and $1.30 billion, respectively, as of December 31, 2021.

Capital Resources and Liquidity

Capital resources consist of shareholders' equity and debt, representing funds deployed or available to be deployed to support business operations or for general corporate purposes.

Capital resources

($ in millions)	As of December 31,		
	2022	2021	2020
Preferred stock, common stock, treasury stock, retained income and other shareholders' equity items	$ 19,864	$ 24,524	$ 26,913
Accumulated other comprehensive (loss) income	(2,389)	655	3,304
Total Allstate shareholders' equity	**17,475**	**25,179**	**30,217**
Debt	7,964	7,976	7,825
Total capital resources	$ **25,439**	$ **33,155**	$ **38,042**
Ratio of debt to Allstate shareholders' equity	45.6 %	31.7 %	25.9 %
Ratio of debt to capital resources	31.3 %	24.1 %	20.6 %

Allstate shareholders' equity decreased in 2022, primarily due to net unrealized capital losses on investments in 2022 compared to gains at 2021, common share repurchases, a net loss and dividends paid to shareholders. In 2022, we paid dividends of $926 million and $105 million related to our common and preferred shares, respectively. Allstate shareholders' equity decreased in 2021, primarily due to loss on disposition from the sales of ALIC, ALNY and certain affiliates, common share repurchases, decreased net unrealized capital gains on investments, partially offset by net income. In 2021, we paid dividends of $885 million and $114 million related to our common and preferred shares, respectively.

Common share repurchases As of December 31, 2022, there was $802 million remaining in the $5.00 billion program. We expect the program to be completed by September 30, 2023, as we moderate the pace of share repurchases.

During 2022, we repurchased 19.7 million common shares, or 7.0% of total common shares outstanding as of December 31, 2021, for $2.50 billion.

Since 1995, we have acquired 789 million shares of our common stock at a cost of $42.80 billion, primarily as part of various stock repurchase programs. We have reissued 154 million common shares since 1995, primarily associated with our equity incentive plans, the 1999 acquisition of American Heritage Life Investment Corporation and the 2001 redemption of certain mandatorily redeemable preferred securities. Since 1995, total common shares outstanding has decreased by 635 million shares or 70.7%, primarily due to our repurchase programs.

Common shareholder dividends On January 3, 2022, April 1, 2022, July 1, 2022 and October 3, 2022, we paid a common shareholder dividend of $0.81, $0.85, $0.85 and $0.85, respectively. On November 18, 2022, we declared a common shareholder dividend of $0.85, payable on January 3, 2023.

Financial ratings and strength

Senior long-term debt, commercial paper and insurance financial strength ratings

| | As of December 31, 2022 | | |
	Moody's	S&P Global Ratings	A.M. Best
The Allstate Corporation (debt)	A3	A-	a
The Allstate Corporation (short-term issuer)	P-2	A-2	AMB-1+
Allstate Insurance Company (insurance financial strength)	Aa3	AA-	A+

Our ratings are influenced by many factors including our operating and financial performance, asset quality, liquidity, overall portfolio mix, financial leverage (i.e., debt), exposure to risks such as catastrophes and the current level of operating leverage. The preferred stock and subordinated debentures are viewed as having a common equity component by certain rating agencies and are given equity credit up to a pre-determined limit in our capital structure as determined by their respective methodologies. These respective methodologies consider the existence of certain terms and features in the instruments such as the noncumulative dividend feature in the preferred stock.

The Allstate Corporation (the "Corporation") and Allstate Insurance Company ("AIC") In May 2022, Moody's affirmed The Allstate Corporation's (the "Corporation's") debt and short-term issuer ratings of A3 and P-2, respectively, and the insurance financial strength rating of Aa3 for AIC. The outlook for the ratings is stable.

In November 2022, S&P affirmed the Corporation's debt and short-term issuer ratings of A- and A-2, respectively, and the insurance financial strength rating of AA- for AIC. The outlook for the ratings changed from stable to negative.

In August 2022, A.M. Best affirmed the Corporation's debt and short-term issuer ratings of a and AMB-1+, respectively, and the insurance financial strength rating of A+ for AIC. The outlook for the ratings is stable.

American Heritage Life ("AHL") In August 2022, A.M. Best affirmed the insurance financial strength rating of A+ for AHL. The outlook for the rating is stable.

Other property and casualty companies We have distinct and separately capitalized groups of subsidiaries licensed to sell property and casualty insurance that maintain separate group ratings. The ratings of these groups are influenced by the risks that relate specifically to each group. Many mortgage companies require property owners to have insurance from an insurance carrier with a secure financial strength rating from an accredited rating agency. In August 2022, A.M. Best affirmed the A rating of ANJ,

which writes auto and homeowners insurance in New Jersey, and the A+ rating of North Light, our excess and surplus lines carrier. The outlook for both the ANJ and North Light ratings is stable. ANJ also has a Financial Stability Rating® of A″ from Demotech, which was affirmed in December 2022. In August 2022, A.M. Best affirmed the B+ rating of CKIC, which underwrites personal lines property insurance in Florida. CKIC also has a Financial Stability Rating of A′ from Demotech that was affirmed in December 2022. ANJ, North Light and CKIC do not have support agreements with AIC.

Allstate's domestic property and casualty and life insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Statutory surplus is a measure that is often used as a basis for determining dividend paying capacity, operating leverage and premium growth capacity, and it is also reviewed by rating agencies in determining their ratings.

The property and casualty business is comprised of 58 insurance companies as of December 31, 2022, each of which has individual company dividend limitations. As of December 31, 2022, total statutory surplus is $15.28 billion compared to $21.51 billion as of December 31, 2021. Property and casualty subsidiaries surplus was $15.00 billion as of December 31, 2022, compared to $21.19 billion as of December 31, 2021. Life, accident and health insurance subsidiaries surplus was $279 million as of December 31, 2022, compared to $322 million as of December 31, 2021.

The NAIC has developed financial relationships or tests known as the Insurance Regulatory Information System to assist state insurance regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or actions by state insurance regulators. The NAIC analyzes financial data provided by insurance companies using prescribed ratios, each with defined "usual ranges". Additional regulatory scrutiny may occur if a company's ratios fall outside the usual ranges for four or more of the ratios. Two of our domestic insurance companies have more than four ratios outside the usual ranges.

Liquidity sources and uses Our potential sources and uses of funds principally include the following activities below.

Activities for potential sources of funds

	Property-Liability	Protection Services	Allstate Health and Benefits	Corporate and Other
Receipt of insurance premiums	✓	✓	✓	
Recurring service fees	✓	✓	✓	
Contractholder fund deposits			✓	
Reinsurance and indemnification program recoveries	✓	✓	✓	
Receipts of principal, interest and dividends on investments	✓	✓	✓	✓
Sales of investments	✓	✓	✓	✓
Funds from securities lending, commercial paper and line of credit agreements	✓			✓
Intercompany loans	✓	✓	✓	✓
Capital contributions from parent	✓	✓	✓	✓
Dividends or return of capital from subsidiaries	✓	✓	✓	✓
Tax refunds/settlements	✓	✓	✓	✓
Funds from periodic issuance of additional securities				✓
Receipt of intercompany settlements related to employee benefit plans				✓

Activities for potential uses of funds

	Property-Liability	Protection Services	Allstate Health and Benefits	Corporate and Other
Payment of claims and related expenses	✓	✓		
Payment of contract benefits, surrenders and withdrawals			✓	
Reinsurance cessions and indemnification program payments	✓	✓	✓	
Operating costs and expenses	✓	✓	✓	✓
Purchase of investments	✓	✓	✓	✓
Repayment of securities lending, commercial paper and line of credit agreements	✓			✓
Payment or repayment of intercompany loans	✓	✓	✓	✓
Capital contributions to subsidiaries	✓	✓	✓	✓
Dividends or return of capital to shareholders/parent company	✓	✓	✓	✓
Tax payments/settlements	✓	✓	✓	✓
Common share repurchases				✓
Debt service expenses and repayment	✓			✓
Payments related to employee benefit plans	✓	✓	✓	✓
Payments for acquisitions	✓	✓	✓	✓

Contractual obligations and commitments We have short-term and long-term contractual obligations and commitments. We manage our short-term liquidity position to ensure the availability of a sufficient amount of liquid assets to extinguish short-term liabilities as they come due in the normal course of business, including utilizing potential sources of liquidity. Long-term obligations include known contractual commitments that require cash needs beyond 12 months.

Short-term contractual obligations are typically settled with cash or short-term investments and operating cash flows. Most of these obligations are paid within one year. These include unconditional purchase obligations, other liabilities and accrued expenses, including liabilities for collateral and operating leases, and net unrecognized tax benefits.

We actively manage our financial position and liquidity levels in light of changing market, economic, and business conditions. Liquidity is managed at both the entity and enterprise level across the Company and is assessed on both base and stressed level liquidity needs. We believe we have sufficient liquidity to meet these needs. Additionally, we have existing intercompany agreements in place that facilitate liquidity management across the Company to enhance flexibility.

As of December 31, 2022, we held $12.66 billion of cash, U.S. government and agencies fixed income securities, and public equity securities which we would expect to be able to liquidate within one week. In addition, we regularly estimate how much of the total portfolio, which includes high quality corporate fixed income and municipal holdings, can be reasonably liquidated within one quarter. These estimates are subject to considerable uncertainty associated with evolving market conditions. As of December 31, 2022, cash and estimated liquidity available within one quarter, under normal market conditions and at current market prices, was $23.44 billion.

Certain remote events and circumstances could constrain our liquidity. Those events and circumstances include, for example, a catastrophe resulting in extraordinary losses, a decrease in market liquidity, dramatic changes in security pricing, a cybersecurity breach, a downgrade in our senior long-term debt ratings to non-investment grade status, or a downgrade in AIC's financial strength ratings. The rating agencies also consider the interdependence of our individually rated entities; therefore, a rating change in one entity could potentially affect the ratings of other related entities.

The Corporation is party to an Amended and Restated Intercompany Liquidity Agreement ("Liquidity Agreement") with certain subsidiaries, which includes, but is not limited to AIC. The Liquidity Agreement allows for short-term advances of funds to be made between parties for liquidity and other general corporate purposes. The Liquidity Agreement does not establish a commitment to advance funds on the part of any party. AIC serves as a lender and borrower, certain other subsidiaries serve only as borrowers, and the Corporation serves only as a lender. The maximum amount of potential funding under each of these agreements is $1.00 billion.

In addition to the Liquidity Agreement, the Corporation also has an intercompany loan agreement with certain of its subsidiaries, which includes, but is not limited to, AIC. The amount of intercompany loans available to the Corporation's subsidiaries is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. The Corporation may use commercial paper borrowings, bank lines of credit and securities lending to fund intercompany borrowings.

Parent company capital capacity At the parent holding company level, we have deployable assets totaling $4.02 billion as of December 31, 2022, primarily comprised of cash and investments that are generally saleable within one quarter. The earnings capacity of the operating subsidiaries is the primary source of capital generation for the Corporation.

The payment of dividends by AIC to The Allstate Corporation is limited by Illinois insurance law to formula amounts based on statutory net income and statutory surplus, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that AIC will be able to pay, without prior Illinois Department of Insurance approval, at a given point in time in 2023, based on 10% of actual 2022 statutory surplus, is estimated at $1.22

billion, less dividends paid during the preceding twelve months measured at that point in time. For the year ended December 31, 2022, the total amount of dividends AIC paid remained under the maximum amount of $5.51 billion allowed in 2022. Notification and approval of intercompany lending activities are also required by the Illinois Department of Insurance for those transactions that exceed formula amounts based on statutory admitted assets and statutory surplus.

These holding company assets and subsidiary dividends provide funds for the parent company's fixed charges and other corporate purposes.

Intercompany dividends were paid in 2022, 2021 and 2020 between the following companies: AIC, Allstate Insurance Holdings, LLC ("AIH"), the Corporation, ALIC, American Heritage Life Insurance Company ("AHL") and Allstate Financial Insurance Holdings Corporation ("AFIHC").

Intercompany dividends

($ in millions)	2022	2021	2020
AIC to AIH	$ 4,203	$ 5,946	$ 4,435
AIH to the Corporation	4,205	5,586	4,443
ALIC to AIC	—	1,642	—
AHL to AFIHC	110	90	80
AFIHC to the Corporation	112	128	115

There were no capital contributions paid by the Corporation to AIC in 2022, 2021 or 2020.

Dividends may not be paid or declared on our common stock and shares of common stock may not be repurchased unless the full dividends for the latest completed dividend period on our preferred stock have been declared and paid or provided for.

We are prohibited from declaring or paying dividends on our Series G preferred stock if we fail to meet specified capital adequacy, net income or shareholders' equity levels, except out of the net proceeds of common stock issued during the 90 days prior to the date of declaration. As of December 31, 2022, we satisfied all the requirements with no current restrictions on the payment of preferred stock dividends.

The terms of our outstanding subordinated debentures also prohibit us from declaring or paying any dividends or distributions on our common or preferred stock or redeeming, purchasing, acquiring, or making liquidation payments on our common stock or preferred stock if we have elected to defer interest payments on the subordinated debentures, subject to certain limited exceptions. In 2022, we did not defer interest payments on the subordinated debentures.

Additional resources to support liquidity are as follows:

• The Corporation and AIC have access to a $750 million unsecured revolving credit facility that is available for short-term liquidity requirements. In November 2022, the maturity date of this facility was extended to November 2027 and the USD benchmark rate was amended from London Interbank Offered Rate to Secured Overnight Financing Rate. The facility is fully subscribed among 11 lenders with the largest commitment being $95 million. The commitments of the lenders are several and no lender is responsible for any other lender's commitment if such lender fails to make a loan under the facility. This facility contains an increase provision that would allow up to an additional $500 million of borrowing, subject to the lenders' commitment. This facility has a financial covenant requiring that we not exceed a 37.5% debt to capitalization ratio as defined in the agreement. This ratio was 22.2% as of December 31, 2022. Although the right to borrow under the facility is not subject to a minimum rating requirement, the costs of maintaining the facility and borrowing under it are based on the ratings of our senior unsecured, unguaranteed long-term debt. There were no borrowings under the credit facility during 2022.

- To cover short-term cash needs, the Corporation has access to a commercial paper facility with a borrowing capacity limited to any undrawn credit facility balance up to $750 million.

- As of December 31, 2022, there were no balances outstanding for the credit facility or the commercial paper facility and therefore the remaining borrowing capacity was $750 million.

- The Corporation has access to a universal shelf registration statement with the Securities and Exchange Commission that expires in 2024. We can use this shelf registration to issue an unspecified amount of debt securities, common stock (including 637 million shares of treasury stock as of December 31, 2022), preferred stock, depository shares, warrants, stock purchase contracts, stock purchase units and securities of trust subsidiaries. The specific terms of any securities we issue under this registration statement will be provided in the applicable prospectus supplements.

Long-term contractual obligations

Defined benefit pension plans and other postretirement benefit plans ("OPEB") Pension plan obligations within the next 12 months represent our planned contributions to certain unfunded non-qualified plans where the benefit obligation exceeds the assets. Obligations beyond 12 months are projected based on the average remaining service period using the current underfunded status of the plans. The OPEB plans' obligations are estimated based on the expected benefits to be paid. See Note 18 of the consolidated financial statements for further information.

Reserves for property and casualty insurance claims and claims expense represent estimated amounts necessary to settle all outstanding claims, including claims that have been IBNR as of the balance sheet date. Estimated timing of payments for reserves is based on our historical experience and our expectation of future payment patterns. The ultimate cost of losses may vary materially from recorded amounts that are our best estimates. See Note 9 of the consolidated financial statements and Application of Critical Accounting Estimates section of the MD&A for further information.

Reserve for future policy benefits We estimate the present value of cash payments to be made to contractholders and policyholders. We are currently making payments for contracts where the timing of a portion or all of the payments has been determined by the contract. Contracts such as voluntary accident and health insurance, interest-sensitive life and traditional life insurance involve payment obligations where a portion or all of the amount and timing of future payments is uncertain. We have estimated the timing of payments related to these contracts based on historical experience and our expectation of future payment patterns. Uncertainties relating to these liabilities include mortality, morbidity, expenses, customer lapse and withdrawal activity, estimated additional deposits for interest-sensitive life contracts, and renewal premium for life policies, which may significantly impact both the timing and amount of future payments. See Note 10 of the consolidated financial statements for further information.

Contractual commitments represent investment commitments such as private placements, limited partnership interests and other loans. Limited partnership interests are typically funded over the commitment period which is shorter than the contractual expiration date of the partnership and as a result, the actual timing of the funding may vary.

We have agreements in place for services we conduct, generally at cost, between subsidiaries relating to insurance, reinsurance, loans and capitalization. All material intercompany transactions have been appropriately eliminated in consolidation. Intercompany transactions among insurance subsidiaries and affiliates have been approved by the appropriate departments of insurance as required.

For a more detailed discussion of our off-balance sheet arrangements, see Note 7 of the consolidated financial statements.

Enterprise Risk and Return Management

Allstate is subject to significant risks as an insurer and a provider of other products and services. These risks are discussed in more detail in the Risk Factors section of this document.

We regularly identify, measure, manage, monitor and report all significant risks. Major categories of enterprise risk are strategic, insurance, investment, financial, operational and culture.

Allstate manages these risks through an Enterprise Risk and Return Management ("ERRM") framework that includes governance, processes, culture, and activities that are performed on an integrated, enterprise-wide basis, following our risk and return principles. Our legal and capital structures are designed to manage capital and solvency on a legal entity basis. Our risk-return principles define how we operate and guide risk and return decision making. These principles state that our priority is to maintain a strong foundation by protecting solvency, complying with laws and acting with integrity. We strive to build strategic value and optimize risk and return.


ERRM Framework
ERRM Infrastructure
Analytics, Quantitative Capabilities & Insights
Risk & Return Standards and Guidelines
Risk & Return Measurement
Tools
Tolerance and Limits
Training and Development
Governance
Risk Processes & Learning Loop
IDENTIFY
MEASURE
MANAGE
MONITOR
REPORT
The ERRM Learning Loop is central to ERRM's strategy to increase resiliency and provide customers with affordable, simple and connected products/services by enabling consistent identification of risk and return across Allstate's business
Internal and External Disclosures
ERRM Integration
Strategy & Planning
✓ Risk-Adjusted Return Optimization
✓ Covariance Allocation
Strategic Capital Management
✓ Capital Adequacy & Availability
✓ Resource Allocation
Performance Management
✓ Goals
✓ Measurement
✓ Incentives

Governance ERRM governance includes board oversight, an executive management committee, and enterprise and market-facing business chief risk officers.

- The Allstate Corporation Board of Directors ("Allstate Board") has overall responsibility for oversight of Management's design and implementation of ERRM.
- The Risk and Return Committee ("RRC") of the Allstate Board oversees effectiveness of the ERRM program, governance structure and risk-related decision-making, while focusing on the Company's overall risk profile.
- The Audit Committee oversees the effectiveness of internal controls over financial reporting, disclosure controls and procedures as well as management's risk control framework and cybersecurity program.
- The ERRC directs ERRM activities by establishing risk and return targets, determining economic capital levels and monitoring integrated strategies and actions from an enterprise risk and return perspective. The ERRC consists of Allstate's chief executive officer, chief financial officer, chief risk officer and other senior leaders.
- Other key committees work with the ERRC to direct ERRM activities, including the Operating Committee, the Operational Risk and Return Council, the Information Security Council, the ESG (Environmental, Social, and Governance) Steering Committee, liability governance committees, and investment committees.

Key risks are assessed and reported through comprehensive ERRM reports prepared for senior management and the RRC. The risk summary report communicates the alignment of Allstate's risk profile with risk and return principles, while providing a perspective on risk positioning. Discussion promotes active engagement with management and the RRC. Internal controls over key risks are managed and reported to senior management and the Audit Committee of the Company through a semi-annual risk control dashboard. Annually, we review risks related to the strategic plan, operating plan and incentive compensation programs with the Allstate Board.

Framework We apply risk and return principles using an integrated ERRM framework that focuses on assessment, transparency and dialogue. Our framework provides a comprehensive view of risks and is used by senior management and business managers to drive risk-return based decisions. We continually validate and improve our ERRM practices by benchmarking and obtaining external perspectives.

Management and the ERRC rely on internal and external perspectives to determine an appropriate level of target economic capital. Internal perspectives include enterprise solvency and volatility assessments, review of key operating and model assumptions, and management judgment. Sensitivity testing and scenario analysis are used to gauge the robustness of Allstate's risk, capital and liquidity positions. Analysis of extremely low frequency scenarios is used to assess the sufficiency of capital and contingency options under worst-case outcomes, including unlikely but impactful single events, as well as sequences of multiple tail events. External considerations include NAIC risk-based capital as well as S&P's, Moody's, and A.M. Best's capital adequacy measurement. Our economic capital reflects management's view of the aggregate level of capital necessary to satisfy stakeholder interests, manage Allstate's risk profile and maintain financial strength. The impact of strategic initiatives on enterprise risk is evaluated through the economic capital framework.

The NAIC has adopted the Risk Management and Own Risk and Solvency Assessment Model Act ("ORSA Model Act"), which has been enacted by our insurance subsidiaries' domiciliary states. The ORSA Model Act requires that insurers maintain a risk management framework and conduct an internal own risk and solvency assessment of the insurer's material risks in normal and stressed environments. Results of the assessment are filed annually.

Allstate's risk appetite is measured through our economic capital framework. The enterprise risk appetite is cascaded into individual risk limits which set boundaries on the amount of risk we are willing to accept from one specific risk category before escalating for further management discussion and action. Risk limits are established based upon expected returns, volatility, potential tail losses and impact on the enterprise portfolio. To effectively operate within risk limits and for risk-return optimization, Allstate establishes risk limits and capital

targets specific to each business unit. Allstate's risk management strategies adapt to changes in business and market environments.

Process Our ERRM framework establishes a basis for transparency and dialogue across the enterprise and for continuous learning by embedding our risk and return management culture of identifying, assessing, managing, monitoring and reporting risks within the organization. Allstate designs business and enterprise strategies that seek to optimize risk-adjusted returns on capital. Risks are managed at both the legal entity and enterprise level.

A summary of our process to manage each of our major risk categories follows:

Strategic risk and return management addresses loss associated with inadequate or flawed business planning or strategy setting, including product mix, mergers or acquisitions and market positioning, and unexpected changes within the market or regulatory environment in which Allstate operates. This includes reputational risk, which is the potential for negative publicity regarding a company's conduct or business practices to adversely impact its profitability, operations, or consumer base, or to require costly litigation and other defensive measures.

We manage strategic risk in part through Allstate Board and senior management strategy reviews that include risk and return assessment of our strategic plans and ongoing monitoring of strategic actions, key assumptions and the external competitive environment. Using the ERRM framework, Allstate designs strategies that seek to optimize risk-adjusted returns associated with taking insurance, investment, and other business risks.

Insurance risk and return management addresses fluctuations in the timing, frequency and severity of benefits, expenses, and premiums relative to the return expectations inclusive of systemic risk, concentration of insurance exposures, policy terms, reinsurance coverage, and claims handling practices.

Insurance risk is the potential for loss due to adverse changes in actual or anticipated insurance claims experience (including claims adjustment expenses), net of reinsurance, and lost future profits. Insurance risk exposures include our operating results and financial condition, claims frequency and severity, and catastrophe and severe weather.

Insurance risk exposures are measured and monitored with different approaches including:

- Stochastic methods: measure and monitor risks such as natural catastrophes and severe weather. We develop probabilistic estimates of risk based on our exposures, historical observed volatility or industry-recognized models in the case of catastrophe risk.

- Scenario analysis: measures and monitors risks and estimated losses due to extreme low frequency events that include combined multiple event scenarios across risk categories and time periods.

Investment risk and return management addresses financial loss due to changes in the valuations of assets held in the Allstate investment portfolio. Such losses may be caused by macro developments, such as changes to interest rates, credit spreads and equity price levels, or could be specific to individual investments in the portfolio. These losses can encompass both daily market volatility and permanent impairments of capital due to credit defaults and equity write-downs.

Investment risk exposures include interest rate risk, credit spread risk, equity price risk and foreign currency exchange rate risk.

Investment risk exposures are measured, monitored and limited in a number of ways including:

- Sensitivity analysis: measures the impact from a unit change in a market risk input.

- Stochastic and probabilistic estimation of potential losses: combines portfolio risk exposures with historical or recent market volatilities and correlations to assess the potential range of future investment results.

- Contributions to economic capital: measure the percentage allocations of investment risk and risk types within enterprise economic capital.

- Scenario analysis: measures material adverse outcomes such as shock scenarios applied to credit, public and private equity markets.

Some of the stress scenarios are a combination of multiple scenarios across risk categories and over multiple time periods, considering the effects of macroeconomic conditions.

Financial risk and return management addresses the risk of insufficient cash flows to meet corporate or policyholder needs, risk of inadequate aggregate capital or capital within any subsidiary, inability to access capital markets, credit risk that arises when an external party fails to meet a contractual obligation such as reinsurance for ceded claims, or risk associated with a business counterparty default.

We actively manage our capital and liquidity levels in light of changing market, economic and business conditions. Our capital position, capital generation capacity, and targeted risk profile provide strategic and financial flexibility.

We generally assess solvency on a statutory accounting basis, but also consider holding company capital and liquidity needs. Current enterprise capital, which exceeds economic targeted levels, is based on a combination of statutory surplus and deployable assets at the parent holding company level.

Operational risk and return management addresses loss as a result of the failure of people, processes, or systems. Operational risk exposures include human capital, privacy, regulatory compliance, ethics, fraud, system availability, cybersecurity, data quality, disaster recovery and business continuity.

Operational risk is managed at the enterprise and market-facing business levels, through an integrated Operational Risk and Return Management ("ORRM") framework that is anchored to the ERRM Learning Loop, which depicts the five components of effective risk management. The Learning Loop is a continual process which includes risk identification, measurement, management, monitoring, and reporting of risk.

From time to time, we engage independent advisers to assess and consult on operational risks. We also perform internal risk reviews of the quality of our operational risk program and identify opportunities to strengthen our internal controls.

Culture risk and return management addresses the potential for loss of stakeholder value from a suboptimal work environment, missed opportunities, or ineffective risk management practices. Allstate defines organization culture as a self-sustaining system of shared values, principles and priorities that shape beliefs, drive behavior and influence decision-making within an organization. Allstate's approach is grounded in its Risk and Return Principles and organized by Our Shared Purpose.

Culture is managed using a set of cultural risk categories established as a basis for assessment and measurement, and the Learning Loop is applied to ensure continuous improvement. Results of culture risk assessments are reported to the ERRC and RRC throughout the year. To strengthen oversight, the Culture Risk and Return Management ("CRRM") team partners with Human Resources and the broader organization to enhance the sophistication of the CRRM framework, including the following key components:

- Key risk categories, defining the most important areas of culture to track and enhance.

- Key risk indicators, reflecting the health of the system, providing early warnings, and helping Allstate prioritize risk and return activities.

- Governance, ensuring timely discussion, escalation, and prioritization of issues, as well as identification of opportunities.

Many risk drivers impact more than one of these key risk categories. Examples include risks related to the Coronavirus, inflation, and ESG factors. Such risks are managed within processes listed above, but overall strategy is coordinated at the enterprise level, and holistic governance is provided by cross-functional committees such as the ERRC and ESG Steering Committee.

Application of Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates, presented in the order they appear in the Consolidated Statements of Financial Position, include those used in determining:

- Fair value of financial assets

- Impairment of fixed income securities with credit losses

- Business combinations and purchase price allocations

- Evaluation of goodwill

- Reserve for property and casualty insurance claims and claims expense estimation

- Pension and other postretirement plans net costs and assumptions

In making these determinations, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. It is reasonably likely that changes in these estimates could occur from period to period and result in a material impact on our consolidated financial statements.

A summary of each of these critical accounting estimates follows. For a more detailed discussion of the effect of these estimates on our consolidated financial statements, and the judgments and assumptions related to these estimates, see the referenced sections of this document. For a more detailed summary of our significant accounting policies, see the notes to the consolidated financial statements.

Fair value of financial assets Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We are responsible for the determination of fair value of financial assets and the supporting assumptions and methodologies. We use independent third-party valuation service providers, broker quotes and internal pricing methods to determine fair values. We utilize only one single quote or price to value each financial instrument in our financial statements.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of proprietary models, produce valuation information in the form of a single fair value for individual fixed income and other securities for which a fair value has been requested under the terms of our agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions

of comparable securities, interest rate yield curves, credit spreads, liquidity spreads, currency rates, and other information, as applicable. Credit and liquidity spreads are typically implied from completed transactions and transactions of comparable securities. Valuation service providers also use proprietary discounted cash flow models that are widely accepted in the financial services industry and similar to those used by other market participants to value the same financial instruments. The valuation models take into account, among other things, market observable information as of the measurement date, as described above, as well as the specific attributes of the security being valued including its term, interest rate, credit rating, industry sector, and where applicable, collateral quality and other issue or issuer specific information. Executing valuation models effectively requires seasoned professional judgment and experience. For certain equity securities, valuation service providers provide market quotations for completed transactions on the measurement date. In cases where market transactions or other market observable data is limited, the extent to which judgment is applied varies inversely with the availability of market observable information.

For certain of our financial assets measured at fair value, where our valuation service providers cannot provide fair value determinations, we obtain a single non-binding price quote from a broker familiar with the security who, similar to our valuation service providers, may consider transactions or activity in similar securities among other information. The brokers providing price quotes are generally from the brokerage divisions of financial institutions with market making, underwriting and distribution expertise regarding the security subject to valuation.

The fair value of certain financial assets, including privately placed corporate fixed income securities and free-standing derivatives, for which our valuation service providers or brokers do not provide fair value determinations, is developed using valuation methods and models widely accepted in the financial services industry. Our internal pricing methods are primarily based on models using discounted cash flow methodologies that develop a single best estimate of fair value. Our models generally incorporate inputs that we believe are representative of inputs other market participants would use to determine fair value of the same instruments, including yield curves, quoted market prices of comparable securities or instruments, published credit spreads, and other applicable market data as well as instrument-specific characteristics that include, but are not limited to, coupon rates, expected cash flows, sector of the issuer, and call provisions. Because judgment is required in developing the fair values of these financial assets, they may differ from the amount actually received to sell an asset in an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the financial assets' fair values.

For most of our financial assets measured at fair value, all significant inputs are based on or corroborated by market observable data, and significant management judgment does not affect the periodic determination of fair value. The determination of fair value using discounted cash flow models involves management judgment when significant model inputs are not based on or corroborated by market observable data. However, where market observable data is available, it takes precedence, and as a result, no range of reasonably likely inputs exists from which the basis of a sensitivity analysis could be constructed.

We gain assurance that our financial assets are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, our processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, we assess the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. We perform procedures to understand and assess the methodologies, processes and controls of valuation service providers.

In addition, we may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third-party valuation sources for selected securities. We perform ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, we validate them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

During periods of high volatility or market disruption, we may perform an analysis to determine whether there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity, and if so, whether transactions may not be orderly. Among the indicators we consider in determining whether a significant decrease in the volume and level of market activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, level of credit spreads over historical levels, bid-ask spread, and price consensuses among market participants and sources. If evidence indicates that prices are based on transactions that are not orderly, we place little, if any, weight on the transaction price and will estimate fair value using an internal model. As of December 31, 2022 and 2021, we did not adjust fair values provided by our valuation service providers or brokers or substitute them with an internal model for such securities.

Fixed income, equity securities and short-term investments by source of fair value determination

| | December 31, 2022 | |
	Fair value	Percent to total
($ in millions)		
Fair value based on internal sources	$ 257	0.5 %
Fair value based on external sources [1]	50,968	99.5
Total	**$ 51,225**	**100.0 %**

[1] Includes $76 million that are valued using broker quotes and $278 million that are valued using quoted prices or quoted net asset values from deal sponsors.

For additional detail on fair value measurements, see Note 6 of the consolidated financial statements.

Impairment of fixed income securities with credit losses For fixed income securities classified as available-for-sale, the difference between amortized cost, net of credit loss allowance ("amortized cost, net") and fair value, net of certain other items and deferred income taxes (as disclosed in Note 5 of the consolidated financial statements), is reported as a component of AOCI on the Consolidated Statements of Financial Position and is not reflected in the operating results of any period until reclassified to net income upon the consummation of a transaction with an unrelated third party or when a credit loss allowance is recorded. We have a comprehensive portfolio monitoring process to identify and evaluate each fixed income security that may require a credit loss allowance.

For each fixed income security in an unrealized loss position, we assess whether management with the appropriate authority has made the decision to sell or whether it is more likely than not we will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, any existing credit loss allowance would be written-off against the amortized cost basis of the asset along with any remaining unrealized losses, with the incremental losses recorded in earnings.

If we have not made the decision to sell the fixed income security and it is not more likely than not we will be required to sell the fixed income security before recovery of its amortized cost basis, we evaluate whether we expect to receive cash flows sufficient to recover the entire amortized cost basis of the security. We calculate the estimated recovery value based on the best estimate of future cash flows considering past events, current conditions and reasonable and supportable forecasts. The estimated future cash flows are discounted at the security's current effective rate, and are compared to the amortized cost of the security. The determination of cash flow estimates is inherently subjective, and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, as applicable, the remaining payment terms of the security, prepayment speeds, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, origination vintage year, geographic concentration of underlying collateral, available reserves or escrows, current subordination levels, third-party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, sector credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if we determine that the security is dependent on the liquidation of collateral for ultimate settlement.

If we do not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, a credit loss allowance is recorded in earnings for the shortfall in expected cash flows; however, the amortized cost, net of the credit loss allowance, may not be lower than the fair value of the security. The portion of the unrealized loss related to factors other than credit remains classified in AOCI. If we determine that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, we may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

When a security is sold or otherwise disposed or the security is deemed uncollectible and written off, we remove amounts previously recognized in the credit loss allowance. Recoveries after write-offs are recognized when received.

For additional detail on investment impairments, see Note 5 of the consolidated financial statements.

Business combinations and purchase price allocations We have acquired significant intangible assets through acquisitions of businesses. Intangible assets (reported in other assets in the Consolidated Statements of Financial Position) consist of capitalized costs, primarily of the estimated fair value of distribution and customer relationships, trade names, licenses and technology assets. The estimated useful lives of these assets generally range from 3 to 10 years.

On January 4, 2021, the Company completed the acquisition of National General Holdings Corp. ("National General"), an insurance holding company serving customers predominantly through independent agents for property and casualty and accident and health products. The estimated fair value of distribution and customer relationship intangible assets was determined using an income approach that considered cash flows and profits expected to be generated by the acquired relationships, a weighted-average cost of capital discount rate reflecting the relative risk of achieving the anticipated cash flows, profits, the time value of money, and other relevant inputs. Technology and trade names were valued using estimated useful lives and market licensing rates discounted at a weighted-average cost of capital. Licenses are primarily insurance licenses which were valued using the median value of market transactions executed over an extended observation period.

Value of business acquired (reported in DAC in the Consolidated Statements of Financial Position) recognized in connection with the acquisition of National General represents the value of future profits expected to be earned over the lives of the contracts acquired determined using a weighted-average cost of capital discount rate and other relevant assumptions. These costs are amortized over the policy term of the contracts in force at the acquisition date, generally over six or twelve months.

Evaluation of goodwill Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired, less any impairment of goodwill recognized. Goodwill is recognized when acquired and allocated to reporting units based on which unit is expected to benefit from the synergies of the business combination. Our goodwill reporting units are equivalent to our reportable segments to which goodwill has been assigned: Allstate Protection, Protection Services, and Allstate Health and Benefits.

The goodwill balance was $3.50 billion at both December 31, 2022 and 2021.

Upon acquisition, the purchase price of the acquired business is assumed to be its fair value. Subsequently, we estimate the fair value of our businesses in each goodwill reporting unit, utilizing a combination of widely accepted valuation techniques including a stock price and market capitalization analysis, discounted cash flow ("DCF") calculations and an estimate of a business's fair value using market to book multiples derived from peer company analysis. The stock price and market capitalization analysis takes into consideration the quoted market price of our outstanding common stock and includes a control premium, derived from relevant historical acquisition activity, in determining the estimated fair value of the consolidated entity before allocating that fair value to individual reporting units. The DCF analysis utilizes long term assumptions for revenues, investment income, benefits, claims, other operating expenses and income taxes to produce projections of both income and cash flows available for dividends that are present valued using the weighted average cost of capital. Market to book multiples represent the mean market to book multiple for selected peer companies with operations similar to each goodwill reporting unit to which the multiple is applied. The outputs from these methods are weighted based on the nature of the business and the relative amount of market observable assumptions supporting the estimates. The computed values are then weighted to reflect the fair value estimate based on the specific attributes of each goodwill reporting unit.

Estimating the fair value of reporting units is a subjective process that involves the use of significant estimates by management. Changes in market inputs or other events impacting the fair value of these businesses, including discount rates, operating results, investment returns, strategies and growth rate assumptions, among other factors, could result in goodwill impairments, resulting in a charge to income. Certain of our goodwill reporting units are comprised of a combination of legacy and acquired businesses and as a result have substantial internally generated and unrecognized intangibles and fair values that significantly exceed their carrying values.

The most significant assumptions utilized in the determination of the estimated fair value of the Protection Services reporting unit are the earnings growth rate and discount rate. The growth rate utilized in our fair value estimates is consistent with our plans to grow these businesses more rapidly over the near-term with more moderated growth rates in later years.

The discount rate, which is consistent with the weighted average cost of capital expected by a market participant, is based upon industry specific required rates of return, including consideration of both debt and equity components of the capital structure. Our discount rate may be impacted by changes in the risk-free rate, cost of debt, equity risk premium and entity specific risks.

Changes in our growth assumptions, including the risk of loss of key customers, or adverse changes in the discount rates could result in a decline in fair value and result in a goodwill impairment charge.

Reserve for property and casualty insurance claims and claims expense estimation Reserves are established to provide for the estimated costs of paying claims and claims expenses under insurance policies we have issued. Underwriting results are significantly influenced by estimates of property and casualty insurance claims and claims expense reserves. These reserves are an estimate of amounts necessary to settle all outstanding claims, including IBNR, as of the financial statement date.

Characteristics of reserves Reserves are established independently of business segment management for each business segment and line of business based on estimates of the ultimate cost to settle claims, less losses that have been paid. The significant lines of business are auto, homeowners, and other personal lines for Allstate Protection, and asbestos, environmental, and other run-off lines for Run-off Property-Liability. Allstate Protection's claims are typically reported promptly with relatively little reporting lag between the date of occurrence and the date the loss is reported. Auto and homeowners liability losses generally take an average of about two years to settle, while auto physical damage, homeowners property and other personal lines

generally have an average settlement time of less than one year. Liability losses, especially those involving litigation, can take several years to resolve. Run-off Property-Liability involves long-tail losses, such as those related to asbestos and environmental claims, which often involve substantial reporting lags and extended times to settle.

Reserves are the difference between the estimated ultimate cost of losses incurred and the amount of paid losses as of the reporting date. Reserves are estimated for both reported and unreported claims, and include estimates of all expenses associated with processing and settling all incurred claims. We update most of our reserve estimates quarterly and as new data and information become available or as events emerge that may affect the resolution of unsettled claims. Changes in prior reserve estimates (reserve reestimates), which may be material, are determined by comparing updated estimates of ultimate losses to prior estimates, with the differences recorded as property and casualty insurance claims and claims expense in the Consolidated Statements of Operations in the period such changes are determined. Estimating the ultimate cost of claims and claims expenses is an inherently uncertain and complex process involving a high degree of judgment and is subject to the evaluation of numerous variables.

The actuarial methods used to develop reserve estimates Reserve estimates are derived by using several different actuarial estimation methods that are variations on one primary actuarial technique. The actuarial technique is known as a "chain ladder" estimation process in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident year or a report year to create an estimate of how losses are likely to develop over time. An accident year refers to classifying claims based on the year in which the claims occurred. A report year refers to classifying claims based on the year in which the claims are reported. Both classifications are used to prepare estimates of required reserves for payments to be made in the future. The key assumptions affecting our reserve estimates comprise data elements including claim counts, paid losses, case reserves, and development factors calculated with this data.

In the chain ladder estimation technique, a ratio (development factor) is calculated which compares current period results to results in the prior period for each accident year. The effects of inflation are implicitly considered in the reserving process, as a development factor. Historic data incorporates inflation from recent prior periods in estimating future loss costs. The development factor estimation methodology may require modification when data changes due to changing claim reporting practices, changing claim settlement patterns, external regulatory or financial influences, or contractual coverage changes. Changes in such items and inflation can result in increased variability in loss costs and reserve estimates. Actuarial judgment is then applied to develop a best estimate of gross ultimate losses. These developments are discussed further in the loss ratio disclosures within the Allstate Protection Segment and the Claims and Claims Expense Reserves sections of the MD&A.

See Run-off Property-Liability reserve estimates section for specific disclosures of industry and actuarial best practices for this segment.

How reserve estimates are established and updated Reserve estimates are developed at a very detailed level, and the results are aggregated to form a consolidated reserve estimate. The detailed estimates include each line of insurance, major components of losses (such as coverages and perils), major states or groups of states and for reported losses and IBNR. Development factors are calculated for data elements such as claim counts reported and settled, paid losses, and paid losses combined with case reserves. The historical development patterns for these data elements are used to calculate reserve estimates. Based on this review our best estimate of required reserves is recorded.

Reserves are reestimated quarterly and periodically throughout the year, by combining historical results with current actual results to calculate new development factors. This process continuously incorporates the historic and latest actual trends, and other underlying changes in the data elements used to calculate reserve estimates. New development factors are likely to differ from previous development factors used in prior reserve estimates because actual results occur differently than the assumptions contained in the previous development factor calculations. When actual development of these data elements is different than the historical development pattern used in a prior period reserve estimate, a new reserve is determined. The difference between indicated reserves based on new reserve estimates and recorded reserves (the previous estimate) is the amount of reserve reestimate. This amount, which could be material and vary significantly from period to period is recognized as an increase or decrease in claims and claims expense in the Consolidated Statements of Operations. A more detailed discussion of reserve reestimates is presented in the Claims and Claims Expense Reserves section of the MD&A.

Favorable (unfavorable) impact of reserve reestimates on net income applicable to common shareholders

	2022	2021	2020
Net reserve reestimates, after-tax	(97.1)%	(6.5)%	6.3 %

3-year average of net reserve reestimates as a percentage of total reserves for each segment [1] [2]

	2022
Allstate Protection	1.5 %
Run-off Property-Liability	8.9 %
Protection Services	(5.7)%

[1] Favorable reserve reestimates are shown in parentheses.

[2] Each of these results is consistent within a reasonable actuarial tolerance for the respective businesses.

Net claims and claims expense reserves by segment and line of business

	As of December 31,		
($ in millions)	2022	2021	2020
Allstate Protection			
Auto [1]	$ 19,365	$ 16,078	$ 14,164
Homeowners [1]	3,595	2,797	2,315
Other lines [2]	3,916	3,249	2,657
Total Allstate Protection	**26,876**	**22,124**	**19,136**
Run-off Property-Liability			
Asbestos	811	828	827
Environmental	267	226	206
Other run-off lines	373	367	375
Total Run-off Property-Liability	**1,451**	**1,421**	**1,408**
Total Protection Services	**38**	**36**	**33**
Total net claims and claims expense reserves	**$ 28,365**	**$ 23,581**	**$ 20,577**

[1] 2021 includes a $944 million reclassification of reserves from homeowners to auto.

[2] 2022 and 2021 include the unamortized fair value adjustment related to the acquisition of National General.

Allstate Protection reserve estimate

Factors affecting reserve estimates Reserve estimates are developed based on the processes and historical development trends described above. These estimates are considered in conjunction with known facts and interpretations of circumstances and factors including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions. When we experience changes of the type previously mentioned, we apply actuarial judgment in the determination and selection of development factors considered more reflective of the new trends, such as combining shorter or longer periods of historical results with current actual results to produce development factors based on two-year, three-year, or longer development periods to reestimate our reserves. For example:

- The Coronavirus has had a significant impact on driving patterns and auto frequency and severity, including supply chain disruptions and labor shortages, higher used car prices, labor and part cost increases, unemployment levels, changes in commuting activity and driving behavior that may lead to historical development trends being less predictive of future loss development, potentially creating additional reserve variability.

- If a legal change is expected to have a significant impact on the development of claim severity for a coverage which is part of a particular line of insurance in a specific state, judgment is applied to determine appropriate development factors that will most accurately reflect the expected impact on that specific estimate.

- A change in economic conditions is expected to affect the cost of repairs to damaged autos or property for a particular line, coverage, or state, actuarial judgment is applied to determine appropriate development factors to use in the reserve estimate that will most accurately reflect the expected impacts on severity development.

Case and supplemental reserves

- Typically, the case, including statistical case, and supplemental development reserves comprise about 90% of total reserves.

- As claims are reported, for certain liability claims of sufficient size and complexity, the field adjusting staff establishes case reserve estimates of ultimate cost, based on their assessment of facts and circumstances related to each individual claim.

- For other claims which occur in large volumes and settle in a relatively short time frame, it is not practical or efficient to set case reserves for each claim, and a statistical case reserve is set for these claims based on estimation techniques described above.

- In the normal course of business, we may also supplement our claims processes by utilizing third-party adjusters, appraisers, engineers, inspectors, and other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims.

- Historically, the case reserves set by the field adjusting staff have not proven to be an entirely accurate estimate of the ultimate cost of claims. To provide for this, a development reserve is estimated using the processes described above and allocated to pending claims as a supplement to case reserves.

Incurred but not reported ("IBNR")

- Comprises about 10% of total reserves.

- IBNR can be a small percentage of reserves for relatively short-term claims, such as auto physical damage claims, or a large percentage of reserves for claims that have uncertain payout requirements over a long period of time, such as auto injury and MCCA claims.

All major components of reserves are affected by changes in claim frequency as well as claim severity.

Generally, the initial reserves for a new accident year are established based on actual claim frequency and severity assumptions for different business segments, lines and coverages based on historical relationships to relevant inflation indicators. Reserves for prior accident years are statistically determined using processes described above. Changes in auto claim frequency may result from changes in mix of business, driving behaviors, miles driven or other macroeconomic factors. Changes in auto current year claim severity are generally influenced by inflation in the medical and auto repair sectors of the economy, the effectiveness and efficiency of our claim practices and changes in mix of claim type. Injury claims are affected largely by medical inflation, treatment trends, attorney representation and litigation costs while physical damage claims are affected largely by auto repair cost inflation, used car prices, length of claim resolution and the timing of receipt of third-party carrier claims.

We mitigate these effects through various loss management programs. For auto physical damage coverages, we monitor our rate of increase in average cost per claim against the auto maintenance, repair, parts and equipment price indices. We believe our claim settlement initiatives, such as improvements to the claim review and settlement process, the use of special investigative units to detect fraud and handle suspect claims, litigation management and defense strategies, as well as various other loss management initiatives underway, contribute to the mitigation of injury and physical damage severity trends.

Changes in homeowners current year claim severity are generally influenced by inflation in the cost of building materials, the cost of construction and property repair services, the cost of replacing home furnishings and other contents, the types of claims that qualify for coverage, deductibles, other economic and environmental factors and the effectiveness of our claim practices.

As loss experience for the current year develops for each type of loss, it is monitored relative to initial assumptions until it is judged to have sufficient statistical credibility. From that point in time forward, reserves are reestimated using statistical actuarial processes to reflect the impact actual loss trends have on development factors incorporated into the actuarial estimation processes.

Causes of reserve estimate uncertainty Since reserves are estimates of unpaid portions of claims and claims expenses for claims that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophe losses, requires regular reevaluation and refinement of estimates to determine our ultimate loss estimate.

At each reporting date, the highest degree of uncertainty in estimates for most of our losses from ongoing businesses arise from claims remaining to be settled for the current accident year and the most recent preceding accident year. The greatest degree of uncertainty exists in the current accident year because the current accident year contains the greatest proportion of losses that have not been reported or settled as well as heightened uncertainty for claims that involve litigation or take longer to settle during periods of rapidly increasing loss costs, but must be estimated as of the current reporting date. Most of these losses relate to damaged property such as automobiles and homes, and medical care for injuries from accidents. During the first year after the end of an accident year, a large portion of the total losses for that accident year are settled. When accident year losses paid through the end of the first year following the initial accident year are incorporated into updated actuarial estimates, the trends inherent in the settlement of claims emerge more clearly. After the second year, the losses that we pay for an accident year typically relate to claims that are more difficult to settle, such as those involving serious injuries or litigation. Private passenger auto insurance provides a good illustration of the uncertainty of future loss estimates: our typical annual percentage payout of reserves remaining at December 31 for an accident year is approximately 50% in the first year after the end of the accident year, 20% in the second year, 10% in the third year, 10% in the fourth year, and the remaining 10% thereafter.

Reserves for catastrophe losses Catastrophe losses are an inherent risk of the property and casualty insurance industry that have contributed, and will continue to contribute, to potentially material year-to-year fluctuations in our results of operations and financial position. We define a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first party policyholders, or a winter weather event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring

within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms and freezes, tornadoes, hailstorms, wildfires, tropical storms, tsunamis, hurricanes, earthquakes and volcanoes. We are also exposed to man-made catastrophic events, such as certain types of terrorism, civil unrest, wildfires or industrial accidents. The nature and level of catastrophes in any period cannot be reliably predicted.

The estimation of claims and claims expense reserves for catastrophe losses also comprises estimates of losses from reported claims and IBNR, primarily for damage to property. In general, our estimates for catastrophe reserves are based on claim adjuster inspections and the application of historical loss development factors as described above. However, depending on the nature of the catastrophe, the estimation process can be further complicated. For example, for hurricanes, complications could include the inability of insureds to promptly report losses, limitations placed on claims adjusting staff affecting their ability to inspect losses, determining whether losses are covered by our homeowners policy (generally for damage caused by wind or wind driven rain) or specifically excluded coverage caused by flood, exposure to mold damage, and the effects of numerous other considerations, including the timing of a catastrophe in relation to other events, such as at or near the end of a financial reporting period, which can affect the availability of information needed to estimate reserves for that reporting period. In these situations, we may need to adapt our practices to accommodate these circumstances in order to determine a best estimate of our losses from a catastrophe. For example, to complete estimates for certain areas affected by catastrophes not yet inspected by our claims adjusting staff, or where we believed our historical loss development factors were not predictive, we rely on analysis of actual claim notices received compared to total PIF, as well as visual, governmental and third-party information, including aerial photos, using satellites, aircrafts and drones, area observations, and data on wind speed and flood depth to the extent available.

Potential reserve estimate variability The aggregation of numerous components for each business segment, line of insurance, major types of losses (such as coverages and perils), and major states or groups of states for reported losses and IBNR forms the reserve liability recorded in the Consolidated Statements of Financial Position. Because of this detailed approach to developing our reserve estimates, there is not a single set of assumptions that determines our reserve estimates at the consolidated level. Given the numerous estimates for reported losses and IBNR, management does not believe the processes that we follow will produce a statistically credible or reliable actuarial reserve range that would be meaningful. Reserve estimates, by their very nature, are very complex to determine and subject to significant judgment, and do not represent an exact determination for each outstanding claim. Accordingly, as actual claims, paid losses, and case reserve results emerge, our estimate of the ultimate cost to settle will be different than previously estimated.

To develop a statistical indication of potential reserve variability within reasonably likely possible outcomes, an actuarial technique (stochastic modeling) is applied to the countrywide consolidated data elements for paid losses and paid losses combined with case reserves separately for injury losses, auto physical damage losses, and homeowners losses excluding catastrophe losses. Based on the combined historical variability of the development factors calculated for these data elements, an estimate of the standard error or standard deviation around these reserve estimates is calculated within each accident year for the last twelve years for each type of loss. The variability of these reserve estimates within one standard deviation of the mean (a measure of frequency of dispersion often viewed to be an acceptable level of accuracy) is believed by management to represent a reasonable and statistically probable measure of potential variability. Based on our products and coverages, historical experience, the statistical credibility of our extensive data and stochastic modeling of actuarial chain ladder methodologies used to develop reserve estimates, we estimate that the potential variability of our Allstate Protection reserves, excluding reserves for catastrophe losses, within a reasonable possibility of other outcomes, may be approximately plus or minus 5.5%, or plus or minus $1.4 billion in net income applicable to common shareholders. Although this evaluation reflects most reasonably likely outcomes, it is possible the final outcome may fall below or above these amounts. Historical variability of reserve estimates is reported in the Claims and Claims Expense Reserves section of the MD&A.

The Company regularly updates its reserve estimates as new information becomes available and as events unfold that may affect the resolution of unsettled claims. Changes in reserve estimates, which may be material, are reported in property and casualty insurance claims and claims expense in the Consolidated Statements of Operations in the period such changes are determined. Management believes that the reserve for property and casualty insurance claims and claims expense, net of recoverables, is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by the date of the Consolidated Statements of Financial Position based on available facts, laws and regulations.

Reserves for Michigan and New Jersey unlimited personal injury protection Claims and claims expense reserves include reserves for Michigan mandatory unlimited personal injury protection coverage to insureds involved in qualifying motor vehicle accidents. The administration of this program is through the MCCA, a state-mandated, non-profit association of which all insurers actively writing automobile coverage in Michigan are members.

The process employed to estimate MCCA covered losses involves a number of activities including the comprehensive review and interpretation of MCCA actuarial reports, other MCCA members' reports and our personal injury protection loss trends which have increased in severity over time. A significant portion of incurred claim reserves can be attributed to a small number of catastrophic claims and thus a large portion of the recoverable is similarly concentrated. We conduct comprehensive claim file reviews to develop case reserve type estimates of specific claims, which inform our view of future claim development and longevity of claimants. Each year, we update the actuarial estimate of our ultimate reserves and recoverables. We report our paid and unpaid claims based on MCCA requirements. The MCCA develops its own reserving estimates based on its own reserve methodologies, which may not align with our estimations. The MCCA does not provide member companies with its estimate of a company's claim costs. We continue to update each comprehensive claim file case reserve estimate when there is a significant change in the status of the claimant, or once every three years if there have been no significant changes.

We provide similar personal injury protection coverage in New Jersey for auto policies issued or renewed in New Jersey prior to 1991 that is administered by PLIGA. We use similar actuarial estimating techniques as for the MCCA exposures to estimate loss reserves for unlimited personal injury protection coverage for policies covered by PLIGA. We continue to update our estimates for these claims as the status of claimant's changes. However, unlimited coverage was no longer offered after 1991; therefore, no new claimants are being added.

Reserve estimates are confidential and proprietary and by their nature are very complex to determine and subject to significant judgments. Reserve estimates do not represent an exact determination for each outstanding claim. Claims may be subject to litigation. As actual claims, paid losses and case reserve results emerge, our estimate of the ultimate cost to settle may be materially greater or less than previously estimated amounts.

For additional information related to indemnification recoverables, see Form 10-K Item 1 - Regulation, Indemnification Programs and Note 11 of the consolidated financial statements.

Adequacy of reserve estimates We believe our net claims and claims expense reserves are appropriately established based on available methodologies, facts, laws and regulations. Additionally, we rely on historical claims experience to inform the level of the recorded reserve. We calculate and record a single best reserve estimate, in conformance with generally accepted actuarial standards and practices, for each line of insurance, its components (coverages and perils) and state, for reported losses and for IBNR losses, and as a result we believe that no other estimate is better than our recorded amount. Due to the uncertainties involved, the ultimate cost of losses may vary materially from recorded amounts, which are based on our best estimates.

Run-off Property-Liability reserve estimates

Characteristics of Run-off exposure Our exposure to asbestos, environmental and other run-off claims arise principally from assumed reinsurance coverage written during the 1960s through the mid-1980s, including reinsurance on primary insurance written on large U.S. companies, and from direct excess commercial insurance written from 1972 through 1985, including substantial excess general liability coverages on large U.S. companies. Additional exposure stems from direct primary commercial insurance written during the 1960s through the mid-1980s. Asbestos claims relate primarily to bodily injuries asserted by claimants who were exposed to asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs. Other run-off claims exposures primarily relate to general liability and product liability mass tort claims, such as those for medical devices and other products, workers' compensation claims and claims for various other coverage exposures other than asbestos and environmental.

In 1986, the general liability policy form used by us and others in the property and casualty industry was amended to introduce an "absolute pollution exclusion," which excluded coverage for environmental damage claims, and to add an asbestos exclusion. Most general liability policies issued prior to 1987 contain annual aggregate limits for product liability coverage. General liability policies issued in 1987 and thereafter contain annual aggregate limits for product liability coverage and annual aggregate limits for all coverages. Our experience to date is that these policy form changes have limited the extent of our exposure to environmental and asbestos claim risks.

Our exposure to liability for asbestos, environmental and other run-off claims losses manifests differently depending on whether it arises from assumed reinsurance coverage, direct excess commercial insurance or direct primary commercial insurance.

Direct excess commercial insurance and reinsurance involve coverage written by us for specific layers of protection above retentions and other insurance plans and largely has resulted in asbestos, environmental and mass tort claims. The nature of excess coverage and reinsurance provided to other insurers limits our exposure to loss to specific layers of protection in excess of policyholder retention on their primary insurance plans. Our exposure is further limited by the significant reinsurance that we had purchased on our direct excess business.

Our assumed reinsurance business involved writing generally small participations in other insurers' reinsurance programs. The reinsured losses in which we participate may be a proportion of all eligible losses or eligible losses in excess of defined retentions. Of the majority of our assumed reinsurance exposure, approximately 85%, is for excess of loss coverage, while the remaining 15% is for pro-rata coverage.

Our direct primary commercial insurance business comprises a cross section of policyholders engaged in many diverse business sectors throughout the country and did not include coverage to large asbestos manufacturers.

How reserve estimates are established and updated We conduct an annual review in the third quarter to evaluate, establish and adjust as necessary, asbestos, environmental and other run-off claims reserves. Changes to reserves are recorded in the reporting period in which they are determined. Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive methodology determines asbestos reserves based on assessments of the characteristics of exposure (i.e. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, and determines environmental reserves based on assessments of the characteristics of exposure (i.e. environmental damages, respective shares of liability of potentially responsible parties, appropriateness and cost of remediation) to pollution and related clean-up costs. The number and cost of these claims are affected by advertising by trial lawyers seeking asbestos plaintiffs, and entities with asbestos exposure seeking bankruptcy protection as a result of asbestos liabilities, initially causing a delay in the reporting of claims, often followed by an acceleration and an increase in claims and claims expenses as settlements occur.

After evaluating our insureds' probable liabilities for asbestos, environmental and other run-off claims, we evaluate our insureds' coverage programs for such claims. We consider our insureds' total available insurance coverage, including the coverage we issued. We also consider relevant judicial interpretations of policy language and applicable coverage defenses or determinations, if any.

Evaluation of both the insureds' estimated liabilities and our exposure to the insureds depends heavily on an analysis of the relevant legal issues and litigation environment. This analysis is conducted by our specialized claims adjusting staff and legal counsel. Based on these evaluations, case reserves are established by claims adjusting staff and actuarial analysis is employed to develop an IBNR reserve, which includes estimated potential reserve development and claims that have occurred but have not been reported. As of December 31, 2022 and 2021, IBNR was 55.9% and 54.8%, respectively, of combined net asbestos and environmental reserves.

For both asbestos and environmental reserves, we also evaluate our historical direct net loss and expense paid and incurred experience to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid and incurred activity. Other run-off claims reserves are based on considerations similar to those described above, as they relate to the characteristics of specific individual coverage exposures.

Potential reserve estimate variability Establishing Run-off Property-Liability net loss reserves for asbestos, environmental and other run-off claims is subject to uncertainties that are much greater than those presented by other types of property and casualty claims. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure and unresolved legal issues regarding policy coverage; unresolved legal issues regarding the determination, availability and timing of exhaustion of policy limits; plaintiffs' evolving and expanding theories of liability; availability and collectability of recoveries from reinsurance; retrospectively determined premiums and other contractual agreements; estimates of the extent and timing of any contractual liability; the impact of bankruptcy protection sought by various asbestos producers and other asbestos defendants; and other uncertainties. There are also complex legal issues concerning the interpretation of various insurance policy provisions and whether those losses are covered, or were ever intended to be covered, and could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; how policy exclusions and conditions are applied and interpreted; and whether clean-up costs represent insured property damage. Our reserves for asbestos, environmental and other run-off exposures could be affected by tort reform, class action litigation, and other potential legislation and judicial decisions. Environmental exposures could also be affected by a change in the existing federal Superfund law and similar state statutes. There can be no assurance that any reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of asbestos or environmental claims. We believe these issues are not likely to be resolved in the near future, and the ultimate costs may vary materially from the amounts currently recorded resulting in material changes in loss reserves. Historical variability of reserve estimates is demonstrated in the Claims and Claims Expense Reserves section of the MD&A.

Adequacy of reserve estimates Management believes its net loss reserves for asbestos, environmental and other run-off claims exposures are appropriately established based on available facts, laws, regulations, and assessments of other pertinent factors and characteristics of exposure (i.e. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, assuming no change in the legal, legislative or economic environment. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

Further discussion of reserve estimates For further discussion of these estimates and quantification of the impact of reserve estimates, reserve reestimates and assumptions, see Note 9 and Note 15 of the

consolidated financial statements and the Claims and Claims Expense Reserves section of the MD&A.

Pension and other postretirement plans net costs and assumptions Our defined benefit pension plans cover most full-time employees, certain part-time employees and employee-agents. Benefits are provided to plan participants based on a cash balance formula. Certain participants also have a significant portion of their benefits attributable to a former final average pay formula. 80% of the projected benefit obligation ("PBO") of our primary qualified employee plan is related to the former final average pay formula. See Note 18 of the consolidated financial statements for a discussion of these plans and their effect on the consolidated financial statements.

Our pension and other postretirement benefit costs are calculated using various actuarial assumptions and methodologies. These assumptions include discount rates, health care cost trend rates, inflation, expected returns on plan assets, mortality and other factors. The assumptions utilized in recording the obligations under our pension plans represent our best estimates and we believe they are reasonable based on information as to historical experience and performance as well as other factors that might cause future expectations to differ from past trends.

Net costs for our defined benefit plans are recognized on the Consolidated Statements of Operations and consist of two elements: 1) costs comprised of service and interest costs, expected return of plan assets, amortization of prior service credit and curtailment gains and losses which are reported in property and casualty claims and claims expense, operating costs and expenses, net investment income and, if applicable, restructuring and related charges and 2) remeasurement gains and losses comprised of changes in actuarial assumptions and the difference between actual and expected returns on plan assets which are recognized immediately in earnings as part of pension and other postretirement remeasurement gains and losses.

We recognize expected returns on plan assets using an unadjusted fair value method. Our policy is to remeasure our pension and postretirement plans on a quarterly basis. We immediately recognize remeasurement of projected benefit obligation and plan assets in earnings as it provides greater transparency of our economic obligations in accounting results and better aligns the recognition of the effects of economic and interest rate changes on pension and other postretirement plan assets and liabilities in the year in which the gains and losses are incurred.

Differences in actual experience and changes in other assumptions affect our pension and other postretirement obligations and expenses. Differences between expected and actual returns on plan assets affect remeasurement gains and losses. The primary factors contributing to pension and postretirement remeasurement gains and losses are: 1) changes in the discount rate used to value pension and postretirement obligations as of the measurement date; 2) differences between the expected and the actual return on plan assets; 3) changes in demographic assumptions, including mortality and participant experience; and 4) changes in lump sum interest rates used to value pension obligations as of the measurement date.

Pension and other postretirement service cost, interest cost, expected return on plan assets and amortization of prior service credits are allocated to our reportable segments. The pension and other postretirement remeasurement gains and losses are reported in the Corporate and Other segment.

Pension and postretirement benefits remeasurement gains and losses

	For the years ended December 31,		
($ in millions)	2022	2021	2020
Remeasurement of projected benefit obligation (gains) losses:			
Discount rate	$ (1,268)	$ (285)	$ 553
Other assumptions	(176)	(40)	282
Remeasurement of plan assets (gains) losses	1,560	(319)	(886)
Remeasurement (gains) losses	$ 116	$ (644)	$ (51)

Impact of assumption changes to net cost for pension and other postretirement plans
Remeasurement losses in 2022 primarily related to unfavorable asset performance compared to the expected return on plan assets, partially offset by a reduction in the projected benefit obligation due to an increase in the liability discount rate and changes in other assumptions, primarily related to an increase in the long-term lump sum interest rate. Remeasurement gains in 2021 primarily related to favorable asset performance compared to the expected return on plan assets and an increase in the liability discount rate.

The discount rate is based on rates at which expected pension benefits attributable to past employee service could effectively be settled on a present value basis at the measurement date. We develop the assumed discount rate by utilizing the weighted average yield of a theoretical dedicated portfolio derived from non-callable bonds and callable bonds with a make-whole provision available in the Bloomberg corporate bond universe having ratings of at least "AA" by S&P or at least "Aa" by Moody's on the measurement date with cash flows that match expected plan benefit requirements. Significant changes in discount rates, such as those caused by changes in the credit spreads, yield curve, the mix of bonds available in the market, the duration of selected bonds and expected benefit payments, may result in volatility in pension cost. Due to increased corporate bond yields in 2022, the weighted average discount rate used to measure the benefit obligation increased to 5.64% in 2022 compared to 2.93% in 2021, resulting in remeasurement gains for 2022.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. While this rate reflects long-term assumptions and is consistent with long-term historical returns, sustained changes in the market or changes in the mix of plan assets may lead to revisions in the assumed long-term rate of return on plan assets that may result in variability of pension cost. Differences between the actual return on plan assets and the expected long-term rate of return on plan assets are immediately recognized through earnings upon remeasurement. Short-term asset performance can differ significantly from the expected rate of return, especially in volatile markets. In 2022, the actual return on plan assets was lower than the expected return primarily due to higher interest rates, widening credit spreads and weak equity market performance. In 2021, the actual return on plan assets was higher than the expected return primarily due to strong equity market performance.

We complete periodic evaluations of demographic information and historical experience that affects our pension and other postretirement obligations to identify any required changes to long-term actuarial assumptions and methodologies. Demographic assumptions affect both our pension and postretirement plans and include elements such as retirement rates and participation rates in our postretirement programs, among other factors.

These actuarial assumption updates affect our pension and other postretirement obligations and are incorporated into our best estimates of these assumptions. Remeasurement gains for other assumptions in 2022 primarily related to an increase in the long-term lump sum interest rate.

Impact of assumption changes to net periodic pension cost as of December 31, 2022

($ in millions)	Basis/percentage point change	Increase (decrease) to net cost, pre-tax
Pension plans discount rate	+100 basis points	$ (404)
	-100 basis points	485
Expected long-term rate of return on assets	+100 basis points	(42)
	-100 basis points	42

Regulation and Legal Proceedings

We are subject to extensive regulation and we are involved in various legal and regulatory actions, all of which have an effect on specific aspects of our business. For a detailed discussion of the legal and regulatory actions in which we are involved, see Note 15 of the consolidated financial statements.

Pending Accounting Standard

There is a pending accounting standard that we have not implemented because the implementation date has not yet occurred. For a discussion of this pending standard, see Note 2 of the consolidated financial statements.

The effect of implementing certain accounting standards on our financial results and financial condition is often based in part on market conditions at the time of implementation of the standard and other factors we are unable to determine prior to implementation. For this reason, we are sometimes unable to estimate the effect of certain pending accounting standards until the relevant authoritative body finalizes these standards or until we implement them.

The Allstate Corporation and Subsidiaries
Consolidated Statements of Operations

($ in millions, except per share data)	Years Ended December 31,		
	2022	2021	2020
Revenues			
Property and casualty insurance premiums (net of reinsurance ceded and indemnification programs of $1,869, $1,904 and $1,141)	$ 45,904	$ 42,218	$ 37,073
Accident and health insurance premiums and contract charges (net of reinsurance ceded of $38, $78 and $13)	1,833	1,821	1,094
Other revenue	2,344	2,172	1,065
Net investment income	2,403	3,293	1,590
Net gains (losses) on investments and derivatives	(1,072)	1,084	1,087
Total revenues	**51,412**	**50,588**	**41,909**
Costs and expenses			
Property and casualty insurance claims and claims expense (net of reinsurance ceded and indemnification programs of $1,600, $3,484 and $530)	37,264	29,318	22,001
Shelter-in-Place Payback expense	—	29	948
Accident, health and other policy benefits (net of reinsurance ceded of $28, $86 and $15)	1,061	1,049	549
Amortization of deferred policy acquisition costs	6,644	6,252	5,477
Operating costs and expenses	7,446	7,260	5,494
Pension and other postretirement remeasurement (gains) losses	116	(644)	(51)
Restructuring and related charges	51	170	253
Amortization of purchased intangibles	353	376	118
Interest expense	335	330	318
Total costs and expenses	**53,270**	**44,140**	**35,107**
(Loss) income from operations before income tax expense	**(1,858)**	**6,448**	**6,802**
Income tax (benefit) expense	(494)	1,289	1,373
Net (loss) income from continuing operations	**(1,364)**	**5,159**	**5,429**
(Loss) income from discontinued operations, net of tax	—	(3,593)	147
Net (loss) income	**(1,364)**	**1,566**	**5,576**
Less: Net loss attributable to noncontrolling interest	(53)	(33)	—
Net (loss) income attributable to Allstate	**(1,311)**	**1,599**	**5,576**
Less: Preferred stock dividends	105	114	115
Net (loss) income applicable to common shareholders	**$ (1,416)**	**$ 1,485**	**$ 5,461**
Earnings per common share applicable to common shareholders			
Basic			
Continuing operations	$ (5.22)	$ 17.23	$ 17.06
Discontinued operations	—	(12.19)	0.47
Total	**$ (5.22)**	**$ 5.04**	**$ 17.53**
Diluted			
Continuing operations	$ (5.22)	$ 16.98	$ 16.84
Discontinued operations	—	(12.02)	0.47
Total	**$ (5.22)**	**$ 4.96**	**$ 17.31**
Weighted average common shares - Basic	271.2	294.8	311.6
Weighted average common shares - Diluted	271.2	299.1	315.5

See notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)

($ in millions)	Years Ended December 31,		
	2022	2021	2020
Net (loss) income	$ (1,364)	$ 1,566	$ 5,576
Other comprehensive (loss) income, after-tax			
Changes in:			
Unrealized net capital gains and losses	(2,851)	(2,582)	1,293
Unrealized foreign currency translation adjustments	(150)	(8)	52
Unamortized pension and other postretirement prior service credit	(43)	(59)	9
Other comprehensive (loss) income, after-tax	**(3,044)**	**(2,649)**	**1,354**
Comprehensive (loss) income	(4,408)	(1,083)	6,930
Less: Comprehensive loss attributable to noncontrolling interest	(73)	(36)	—
Comprehensive (loss) income attributable to Allstate	$ (4,335)	$ (1,047)	$ 6,930

See notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Consolidated Statements of Financial Position

($ in millions, except par value data)	December 31, 2022	December 31, 2021
Assets		
Investments		
Fixed income securities, at fair value (amortized cost, net $45,370 and $41,376)	$ 42,485	$ 42,136
Equity securities, at fair value (cost $4,253 and $6,016)	4,567	7,061
Mortgage loans, net	762	821
Limited partnership interests	8,114	8,018
Short-term, at fair value (amortized cost $4,174 and $4,009)	4,173	4,009
Other investments, net	1,728	2,656
Total investments	**61,829**	**64,701**
Cash	736	763
Premium installment receivables, net	9,165	8,364
Deferred policy acquisition costs	5,418	4,722
Reinsurance and indemnification recoverables, net	9,606	10,024
Accrued investment income	423	339
Deferred income taxes	386	—
Property and equipment, net	987	939
Goodwill	3,502	3,502
Other assets, net	5,905	6,086
Total assets	**97,957**	**99,440**
Liabilities		
Reserve for property and casualty insurance claims and claims expense	37,541	33,060
Reserve for future policy benefits	1,273	1,273
Contractholder funds	897	908
Unearned premiums	22,311	19,844
Claim payments outstanding	1,268	1,123
Deferred income taxes	—	833
Other liabilities and accrued expenses	9,353	9,296
Debt	7,964	7,976
Total liabilities	**80,607**	**74,313**
Commitments and Contingent Liabilities (Note 7, 9 and 15)		
Shareholders' equity		
Preferred stock and additional capital paid-in, $1 par value, 25 million shares authorized, 81.0 thousand shares issued and outstanding, $2,025 aggregate liquidation preference	1,970	1,970
Common stock, $.01 par value, 2.0 billion shares authorized and 900 million issued, 263 million and 281 million shares outstanding	9	9
Additional capital paid-in	3,788	3,722
Retained income	50,954	53,294
Treasury stock, at cost (637 million and 619 million shares)	(36,857)	(34,471)
Accumulated other comprehensive income:		
Unrealized net capital gains and losses	(2,253)	598
Unrealized foreign currency translation adjustments	(165)	(15)
Unamortized pension and other postretirement prior service credit	29	72
Total accumulated other comprehensive (loss) income	**(2,389)**	**655**
Total Allstate shareholders' equity	**17,475**	**25,179**
Noncontrolling interest	(125)	(52)
Total equity	**17,350**	**25,127**
Total liabilities and equity	**$ 97,957**	**$ 99,440**

See notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

($ in millions, except per share data)	2022	2021	2020
	Years Ended December 31,		
Preferred stock par value	$ —	$ —	$ —
Preferred stock additional capital paid-in			
Balance, beginning of year	1,970	1,970	2,248
Acquisition	—	450	—
Preferred stock redemption	—	(450)	(278)
Balance, end of year	1,970	1,970	1,970
Common stock par value	9	9	9
Common stock additional capital paid-in			
Balance, beginning of year	3,722	3,498	3,463
Forward contract on accelerated share repurchase agreement	—	113	(38)
Equity incentive plans activity	66	111	73
Balance, end of year	3,788	3,722	3,498
Retained income			
Balance, beginning of year	53,294	52,767	48,074
Cumulative effect of change in accounting principle	—	—	(88)
Net (loss) income	(1,311)	1,599	5,576
Dividends on common stock (declared per share of $3.40, $3.24 and $2.16)	(924)	(958)	(680)
Dividends on preferred stock	(105)	(114)	(115)
Balance, end of year	50,954	53,294	52,767
Treasury stock			
Balance, beginning of year	(34,471)	(31,331)	(29,746)
Shares acquired	(2,496)	(3,262)	(1,700)
Shares reissued under equity incentive plans, net	110	122	115
Balance, end of year	(36,857)	(34,471)	(31,331)
Accumulated other comprehensive income (loss)			
Balance, beginning of year	655	3,304	1,950
Change in unrealized net capital gains and losses	(2,851)	(2,582)	1,293
Change in unrealized foreign currency translation adjustments	(150)	(8)	52
Change in unamortized pension and other postretirement prior service credit	(43)	(59)	9
Balance, end of year	(2,389)	655	3,304
Total Allstate shareholders' equity	17,475	25,179	30,217
Noncontrolling interest			
Balance, beginning of period	(52)	—	—
Acquisition	—	(16)	—
Change in unrealized net capital gains and losses	(20)	(3)	—
Noncontrolling loss	(53)	(33)	—
Balance, end of period	(125)	(52)	—
Total equity	$ 17,350	$ 25,127	$ 30,217

See notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries Consolidated Statements of Cash Flows

($ in millions)	Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities			
Net (loss) income	$ (1,364)	$ 1,566	$ 5,576
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, amortization and other non-cash items	847	1,086	686
Net (gains) losses on investments and derivatives	1,072	(1,279)	(1,356)
Pension and other postretirement remeasurement (gains) losses	116	(644)	(51)
Amortization of deferred gain on reinsurance	—	(4)	(4)
Loss on disposition of operations, net of tax	—	4,031	—
Changes in:			
Accident, health and other policy benefits	4,503	2,432	(44)
Unearned premiums	2,541	1,618	598
Deferred policy acquisition costs	(702)	(608)	(125)
Premium installment receivables, net	(1,038)	(498)	(3)
Reinsurance recoverables, net	408	(1,565)	(11)
Income taxes	(721)	349	(232)
Other operating assets and liabilities	(541)	(1,368)	457
Net cash provided by operating activities	**5,121**	**5,116**	**5,491**
Cash flows from investing activities			
Proceeds from sales			
Fixed income securities	31,494	31,774	31,950
Equity securities	10,969	4,513	8,405
Limited partnership interests	970	886	1,350
Mortgage loans	—	—	230
Other investments	1,071	1,406	340
Investment collections			
Fixed income securities	728	2,284	2,235
Mortgage loans	163	860	626
Other investments	167	550	209
Investment purchases			
Fixed income securities	(36,920)	(33,857)	(38,121)
Equity securities	(9,294)	(6,409)	(4,648)
Limited partnership interests	(1,258)	(1,766)	(1,265)
Mortgage loans	(104)	(221)	(203)
Other investments	(295)	(1,647)	(371)
Change in short-term and other investments, net	792	4,017	(3,871)
Purchases of property and equipment, net	(420)	(345)	(308)
Proceeds from sale of property and equipment	209	—	—
Acquisition of operations, net of cash acquired	—	(3,593)	1
Proceeds from disposition of operations, net of cash transferred	—	2,058	—
Net cash (used in) provided by investing activities	**(1,728)**	**510**	**(3,441)**
Cash flows from financing activities			
Proceeds from issuance of debt	—	—	1,189
Redemption and repayment of debt	—	(436)	—
Redemption of preferred stock	—	(450)	(288)
Contractholder fund deposits	133	826	991
Contractholder fund withdrawals	(49)	(1,140)	(1,494)
Dividends paid on common stock	(926)	(885)	(668)
Dividends paid on preferred stock	(105)	(114)	(108)
Treasury stock purchases	(2,520)	(3,120)	(1,737)
Shares reissued under equity incentive plans, net	82	114	63
Other	(35)	(35)	41
Net cash used in financing activities	**(3,420)**	**(5,240)**	**(2,011)**
Net (decrease) increase in cash, including cash classified as assets held for sale	**(27)**	**386**	**39**
Cash from continuing operations at beginning of period	763	311	273
Cash classified as assets held for sale at beginning of period	—	66	65
Less: Cash classified as assets held for sale at end of period	—	—	66
Cash from continuing operations at end of period	**$ 736**	**$ 763**	**$ 311**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1   General

Basis of presentation

The accompanying consolidated financial statements include the accounts of The Allstate Corporation (the "Corporation") and its wholly owned subsidiaries, primarily Allstate Insurance Company ("AIC"), a property and casualty insurance company (collectively referred to as the "Company" or "Allstate") and variable interest entities ("VIEs") in which the Company is considered a primary beneficiary. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated. Certain amounts have been reclassified to conform to current year presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations

Allstate is engaged, principally in the United States, in the property and casualty insurance business. Allstate is one of the country's largest personal property and casualty insurers and is organized into five reportable segments: Allstate Protection, Run-off Property Liability, Protection Services, Allstate Health and Benefits, and Corporate and Other.

Allstate's primary business is the sale of private passenger auto and homeowners insurance. The Company also offers several other personal property and casualty insurance products, select commercial property and casualty coverages, consumer product protection plans, device and mobile data collection services and analytic solutions using automotive telematics information, roadside assistance, finance and insurance products, employer voluntary benefits and group accident and health insurance and identity protection. Allstate primarily distributes its products through exclusive agents, financial specialists, independent agents and brokers, major retailers, contact centers and the internet.

Risks and uncertainties

Allstate has exposure to catastrophic events, including wind/hail, wildfires, tornadoes, hurricanes, tropical storms, earthquakes, severe freeze events, volcanic eruptions, terrorism and industrial accidents.

Catastrophes, an inherent risk of the property and casualty insurance business, have contributed, and will continue to contribute, to material year-to-year fluctuations in the Company's results of operations and financial position (see Note 9). The nature and level of catastrophic loss experienced in any period cannot be predicted and could be material to results of operations and financial position.

The Company considers the following categories and locations to be the greatest areas of potential catastrophe losses:

- Wildfires — California, Colorado, Oregon, Texas and Arizona

- Hurricanes — Major metropolitan centers in counties along the eastern and gulf coasts of the United States

- Wind/Hail, Rain and Tornado — Texas, Illinois, Georgia and Colorado

- Earthquakes and fires following earthquakes — Major metropolitan areas near fault lines in the states of California, Oregon, Washington, South Carolina and Kentucky

The Novel Coronavirus Pandemic or COVID-19 ("Coronavirus")

The Novel Coronavirus Pandemic or COVID-19 ("Coronavirus") resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing, and restrictions on large gatherings. These measures have moderated significantly, but new variants of the Coronavirus could result in further economic volatility. The Company continues to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the continuing impact to the Company's operations, but the effects have been and could be material.

Certain growth and profitability comparisons to the prior year were impacted, in part, by the effects the Coronavirus had on prior year results. Throughout 2021 the Company experienced lower auto accident claim frequency and different claim patterns than historically experienced. Total auto claim frequency has since increased, but remains below pre-pandemic levels.

The Coronavirus has affected operations and may continue to significantly affect results of operations, financial condition and liquidity. The impact from the pandemic should be considered when comparing the current year to the prior years, including:

- Sales of new and retention of existing policies
- Rate changes and average gross premiums

- Supply chain disruptions and labor shortages impacts on the cost of settling claims
- Premium for transportation network products
- Driving behavior and auto accident frequency
- Hospital and outpatient claim costs
- Investment valuations and returns
- Bad debt and credit allowance exposure
- Consumer utilization of Milewise®, the Company's pay-per-mile insurance product
- Retail sales in Allstate Protection Plans

This list is not inclusive of all potential impacts and should not be treated as such.

Note 2   Summary of Significant Accounting Policies

Investments

Fixed income securities include bonds and asset-backed securities ("ABS"). Fixed income securities, which may be sold prior to their contractual maturity, are designated as available-for-sale ("AFS") and are carried at fair value. The difference between amortized cost, net of credit loss allowances ("amortized cost, net") and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income ("AOCI"). The Company excludes accrued interest receivable from the amortized cost basis of its AFS fixed income securities. Cash received from calls and make-whole payments is reflected as a component of proceeds from sales and cash received from maturities and pay-downs is reflected as a component of investment collections within the Consolidated Statements of Cash Flows.

Equity securities primarily include common stocks, exchange traded and mutual funds, non-redeemable preferred stocks and real estate investment trust equity investments. Certain exchange traded and mutual funds have fixed income securities as their underlying investments. Equity securities are carried at fair value. Equity securities without readily determinable or estimable fair values are measured using the measurement alternative, which is cost less impairment, if any, and adjustments resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Mortgage loans and bank loans are carried at amortized cost, net, which represent the amount expected to be collected. The Company excludes accrued interest receivable from the amortized cost basis of its mortgage and bank loans. Credit loss allowances are estimates of expected credit losses, established for loans upon origination or purchase, and are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the loans. Loans are evaluated on a pooled basis when they share similar risk characteristics; otherwise, they are evaluated individually.

Investments in limited partnership interests are primarily accounted for in accordance with the equity method of accounting ("EMA") and include interests in private equity funds, real estate funds and other funds. Investments in limited partnership interests purchased prior to January 1, 2018, where the Company's interest is so minor that it exercises virtually no influence over operating and financial policies, are accounted for at fair value primarily utilizing the net asset value ("NAV") as a practical expedient to determine fair value.

Short-term investments, including money market funds, commercial paper, U.S. Treasury bills and other short-term investments, are carried at fair value. Other investments primarily consist of bank loans, policy loans, real estate and derivatives. Bank loans are primarily senior secured corporate loans. Policy loans are carried at unpaid principal balances. Real estate is carried at cost less accumulated depreciation. Derivatives are carried at fair value.

Investment income primarily consists of interest, dividends, income from limited partnership interests, rental income from real estate, and income from certain derivative transactions.

Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for ABS is determined considering estimated pay-downs, including prepayments, obtained from third-party data sources and internal estimates. Actual prepayment experience is periodically reviewed, and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For ABS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is generally recalculated on a prospective basis. Net investment income for AFS fixed income securities includes the impact of accreting the credit loss allowance for the time value of money. Accrual of income is suspended for fixed income securities when the timing and amount of cash flows expected to be received is not probable. Accrual of income is suspended for mortgage loans and bank loans that are in default or when full and timely collection of principal and interest payments is not probable. Accrued income receivable is monitored for recoverability, and when not expected to be collected, is written off through net investment income. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of amortized cost.

Income from limited partnership interests carried at fair value is recognized based upon the changes in fair value of the investee's equity primarily determined using NAV. Income from EMA limited partnership interests is recognized based on the Company's share of the partnerships' earnings. Income from EMA limited partnership interests is generally recognized on a three month delay due to the availability of the related financial statements from investees.

Net gains and losses on investments and derivatives include gains and losses on investment sales, changes in the credit loss allowances related to fixed income securities, mortgage loans and bank loans, impairments, valuation changes of equity investments, including equity securities and certain limited partnerships where the underlying assets are predominately public equity securities, and periodic changes in fair value and settlements of certain derivatives, including hedge ineffectiveness. Net gains and losses on sales of investments and derivatives are determined on a specific identification basis and are net of credit losses already recognized through an allowance.

Derivative and embedded derivative financial instruments

Derivative financial instruments include interest rate swaps, credit default swaps, futures (interest rate and equity), options (including swaptions), warrants and stock rights, foreign currency forwards and total return swaps.

All derivatives are accounted for on a fair value basis and reported as other investments, other assets and other liabilities and accrued expenses. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. Cash flows from other derivatives are reported in cash flows from investing activities within the Consolidated Statements of Cash Flows.

For derivatives for which hedge accounting is not applied, the income statement effects, including fair value gains and losses and accrued periodic settlements, are reported either in net gains and losses on investments and derivatives or in a single line item together with the results of the associated asset or liability for which risks are being managed.

Securities loaned

The Company's business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions can be reinvested in short-term investments or fixed income securities. These transactions are short-term in nature, usually 30 days or less.

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral in other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice.

Recognition of premium revenues and contract charges, and related benefits and interest credited

Property and casualty insurance premiums include premiums from personal lines policies, protection plans, other contracts (primarily finance and insurance products) and roadside assistance.

Personal lines insurance premiums are deferred and earned on a pro-rata basis over the terms of the policies, typically periods of six or twelve months.

Revenues related to protection plans, other contracts (primarily finance and insurance products) and roadside assistance are deferred and earned over the term of the contract in a manner that recognizes revenue as obligations under the contracts are fulfilled. Revenues from these products are classified as premiums as the products are backed by insurance. Protection plans and finance and insurance premiums are recognized using a cost-based incurrence method over the term of the contracts, which is generally one to five years. Roadside assistance premiums are recognized evenly over the term of the contract as performance obligations are fulfilled.

The portion of premiums written applicable to the unexpired terms of the policies is recorded as unearned premiums.

Unearned premiums		
	December 31,	
($ in millions)	2022	2021
Allstate Protection	$ 17,538	$ 15,762
Protection Services	4,745	4,054
Total	**$ 22,283**	**$ 19,816**

Protection Services For the year ended December 31, 2022, the Company recognized $1.46 billion of property and casualty insurance premiums for Protection Services that were included in the unearned premium balance as of December 31, 2021.

For the year ended December 31, 2021, the Company recognized $1.28 billion of property and casualty insurance premiums for Protection Services that were included in the unearned premium balance as of December 31, 2020.

The Company expects to recognize approximately $1.64 billion, $1.31 billion and $1.79 billion of the December 31, 2022 unearned premium balance in 2023, 2024 and thereafter, respectively.

Premium installment receivables represent premiums written and not yet collected, net of the credit loss allowance for uncollectible premiums. These receivables are primarily outstanding for one year or less. The Company utilizes historical internal data including aging analyses to estimate allowances under current conditions and for the forecast period. The Company regularly evaluates and updates the data and adjusts its allowance as appropriate.

Rollforward of credit loss allowance for premium installment receivables

	For the years ended December 31,	
($ in millions)	2022	2021
Beginning balance	$ (107)	$ (153)
Increase in the provision for credit losses	(313)	(293)
Write-off of uncollectible premium installment receivable amounts	288	339
Ending balance	$ (132)	$ (107)

Voluntary accident and health insurance products are expected to remain in force for an extended period and therefore are primarily classified as long-duration contracts. Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due from policyholders, net of any credit loss allowance for uncollectible premiums. Benefits are reflected in accident, health and other policy benefits and recognized over the life of the policy in relation to premiums.

Interest-sensitive life contracts, such as universal life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and contract charges assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for the cost of insurance (mortality risk), contract administration and surrender of the contract prior to contractually specified dates. These contract charges are recognized as revenue when assessed against the contractholder account balance. Benefit payments in excess of the contractholder account balance are reflected in accident, health and other policy benefits.

Interest credited to contractholder funds, which are reported in accident, health and other policy benefits, represents interest accrued or paid on interest-sensitive life contracts. Crediting rates for interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates.

Other revenue

Other revenue represents fees collected from policyholders relating to premium installment payments, commissions on sales of non-proprietary products, sales of identity protection services, fee-based services and other revenue transactions. Other revenue is recognized when performance obligations are fulfilled.

The Company collects service fees in the form of commission and general agent fees by selling policies issued by third-party insurance companies. The Company recognizes Medicare-related and other accident and health commission revenues equal to the estimated life-time value of the revenues at the time when the policy is sold, net of an allowance for estimated policy cancellations, as no further performance obligations exist. The allowance for estimated third-party cancellations is periodically evaluated and adjusted as necessary.

Deferred policy acquisition costs

Costs that are related directly to the successful acquisition of new or renewal policies or contracts are deferred and recorded as deferred policy acquisition costs ("DAC"). These costs are principally agent and broker remuneration, premium taxes and certain underwriting expenses. All other acquisition costs are expensed as incurred and included in operating costs and expenses.

For property and casualty insurance, DAC is amortized into income as premiums are earned, typically over periods of six or twelve months for personal lines policies or generally one to five years for protection plans and other contracts (primarily related to finance and insurance products), and is included in amortization of deferred policy acquisition costs. DAC associated with property and casualty insurance is periodically reviewed for recoverability and adjusted if necessary. Future investment income is considered in determining the recoverability of DAC.

For voluntary accident and health insurance and traditional life, DAC is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business.

Assumptions used in the amortization of DAC and reserve calculations are established at the time the policy is issued and are generally not revised during the life of the policy. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur. Generally, the amortization periods for these policies approximates the estimated lives of the policies. The Company periodically reviews the recoverability of DAC using actual experience and current assumptions. Voluntary accident and health insurance products and traditional life insurance products are reviewed individually. If actual experience and current assumptions are adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance would be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required for any remaining deficiency.

For interest-sensitive life insurance, DAC is amortized in proportion to the incidence of the total present value of gross profits expected to be earned over the estimated lives of the contracts.

Gross profits primarily consist of the following components: contract charges for the cost of insurance less mortality costs and other benefits; investment income and net gains and losses on investments less interest credited; and surrender and other contract charges less maintenance expenses. The principal assumptions for determining the amount of gross profits are mortality, persistency, expenses, investment returns and interest crediting rates to contractholders.

The Company performs quarterly reviews of DAC recoverability for interest-sensitive life using actual experience and current assumptions.

The DAC balance presented includes adjustments to reflect the amount by which the amortization of DAC would increase or decrease if the unrealized capital gains or losses in the respective product investment portfolios were actually realized. The adjustments are recorded net of tax in AOCI. DAC and deferred income taxes determined on unrealized capital gains and losses and reported in AOCI recognize the impact on shareholders' equity consistently with the amounts that would be recognized in the income statement on net gains and losses on investments and derivatives.

Customers of the Company may exchange one insurance policy for another offered by the Company, or make modifications to an existing life, accident and health or property and casualty contract issued by the Company. These transactions are identified as internal replacements for accounting purposes. Internal replacement transactions determined to result in replacement contracts that are substantially unchanged from the replaced contracts are accounted for as continuations of the replaced contracts. Unamortized DAC related to the replaced contracts continue to be deferred and amortized in connection with the replacement contracts. For traditional life, accident and health and property and casualty insurance policies, any changes to unamortized DAC that result from replacement contracts are treated as prospective revisions and any costs associated with the issuance of replacement contracts are characterized as maintenance costs and expensed as incurred.

The costs assigned to the right to receive future cash flows from certain business purchased from other insurers are also classified as DAC in the Consolidated Statements of Financial Position. The costs capitalized represent the present value of future profits expected to be earned over the lives of the contracts acquired. These costs are amortized as profits emerge over the lives of the acquired business and are periodically evaluated for recoverability. The present value of future profits was $13 million and $24 million as of December 31, 2022 and 2021, respectively. Amortization expense of the present value of future profits was $11 million, $323 million and $14 million in 2022, 2021 and 2020, respectively.

Reinsurance and Indemnification

Reinsurance In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The Company has also used reinsurance to affect the disposition of certain blocks of business. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, in addition to establishing allowances as appropriate after evaluating reinsurers' activities related to claims settlement practices and commutations, the Company evaluates reinsurer counterparty credit risk and records reinsurance recoverables net of credit loss allowances. The Company assesses counterparty credit risk for individual reinsurers separately when more relevant or on a pooled basis when shared risk characteristics exist. The evaluation considers the credit quality of the reinsurer and the period over which the recoverable balances are expected to be collected. The Company considers factors including past events, current conditions and reasonable and supportable forecasts in the development of the estimate of credit loss allowances.

Allowances for property and casualty and accident and health reinsurance recoverables are established primarily through risk-based evaluations.

The property and casualty recoverable evaluation considers the credit rating of the reinsurer, the period over which the reinsurance recoverable balances are expected to be recovered and other relevant factors including historical experience of reinsurer failures. Reinsurers in liquidation or in default status are evaluated individually using the Company's historical liquidation recovery assumptions and any other relevant information available including the most recent public information related to the financial condition or liquidation status of the reinsurer. For accident and health reinsurance recoverables, the Company uses a probability of default and loss given default model developed independently of the Company to estimate current expected credit losses. The accident and health reinsurance recoverable evaluation utilizes factors including historical industry factors based on the probability of liquidation, and incorporates current loss given default factors reflective of the industry.

The Company monitors the credit ratings of reinsurer counterparties and evaluates the circumstances surrounding credit rating changes as inputs into its credit loss assessments. Uncollectible reinsurance recoverable balances are written off against the allowances when there is no reasonable expectation of recovery.

The changes in the allowances are reported in property and casualty insurance claims and claims expense and accident, health and other policy benefits.

Indemnification The Company also participates in various indemnification mechanisms, including industry pools and facilities, which are reimbursement mechanisms that assess participating insurers for expected insured claims, reimburse participating insurers for qualifying paid claims and permit participating insurers to recoup amounts assessed directly from insureds. Indemnification recoverables are backed by the financial resources of the property and casualty insurance company market participants.

The amounts reported as indemnification recoverables include amounts paid and due from indemnitors as well as estimates of amounts expected to be recovered from indemnitors on insurance liabilities that have been incurred but not yet paid. The design and function of these indemnification programs does not result in the retention of insurance or reinsurance risk by the indemnitee. Based on the Company's evaluation of these programs on an individual basis, the establishment of credit loss allowances is not warranted at this time. The Company has not experienced any historical credit losses related to its indemnification programs. The Company continues to monitor these programs to determine whether any changes from historical experience have emerged or are expected to emerge or whether there have been any changes in the design or administration of the programs that would require establishment of credit loss allowances.

Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired, less any impairment of goodwill recognized. The Company's goodwill reporting units are equivalent to its reportable segments to which goodwill has been assigned: Allstate Protection, Protection Services, and Allstate Health and Benefits.

Goodwill by reporting unit

	December 31,	
($ in millions)	2022	2021
Allstate Protection	$ 1,563	$ 1,563
Protection Services	1,494	1,494
Allstate Health and Benefits	445	445
Total	**$ 3,502**	**$ 3,502**

Goodwill is recognized when acquired and allocated to reporting units based on which unit is expected to benefit from the synergies of the business combination. Goodwill is not amortized but is tested for impairment at least annually. The Company performs its annual goodwill impairment testing during the fourth quarter of each year based upon data as of the close of the third quarter. Goodwill impairment is measured and recognized as the amount by which a reporting unit's carrying value, including goodwill, exceeds its fair value, not to exceed the carrying amount of goodwill allocated to the reporting unit. The Company also reviews goodwill for impairment

whenever events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of the reporting unit including goodwill may exceed the fair value of the reporting unit. The goodwill impairment analysis is performed at the reporting unit level.

As of December 31, 2022 and 2021, the fair value of the Company's goodwill reporting units exceeded their carrying values.

Intangible assets

Intangible assets (reported in other assets) consist of capitalized costs primarily related to acquired distribution and customer relationships, trade names and licenses, technology and other assets. The estimated useful lives of distribution and customer relationships, technology and other intangible assets are generally 10 years, 5 years and 7 years, respectively. Intangible assets are carried at cost less accumulated amortization.

Intangible assets by type

	December 31,	
($ in millions)	2022	2021
Distribution and customer relationships	$ 697	$ 909
Trade names and licenses	179	206
Technology and other	301	305
Total	**$ 1,177**	**$ 1,420**

Amortization expense is calculated using an accelerated amortization method. Amortization expense on intangible assets was $353 million, $376 million and $118 million in 2022, 2021 and 2020, respectively.

Amortization expense of intangible assets for the next five years and thereafter

($ in millions)	
2023	$ 313
2024	248
2025	201
2026	91
2027	64
Thereafter	88
Total amortization	**$ 1,005**

Accumulated amortization of intangible assets was $1.48 billion and $1.13 billion as of December 31, 2022 and 2021, respectively.

Trade names and licenses are considered to have an indefinite useful life and are reviewed for impairment at least annually or more frequent if circumstances arise that indicate an impairment may have occurred. An impairment is recognized if the carrying amount of the asset exceeds its estimated fair value.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Included in property and equipment are capitalized costs related to computer software licenses and software developed for internal use. These costs generally consist of certain external payroll and payroll related costs. Property and equipment depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally 3 to 10 years for equipment and 40 years for real property. Depreciation expense is reported in operating costs and expenses. Accumulated depreciation on property and equipment was $2.45 billion and $2.44 billion as of December 31, 2022 and 2021, respectively. Depreciation expense on property and equipment was $335 million, $411 million and $353 million in 2022, 2021 and 2020, respectively. The Company reviews its property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income taxes

Income taxes are accounted for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are DAC, unearned premiums, investments (including unrealized capital gains and losses), intangible assets and insurance reserves. A deferred tax asset valuation allowance is established when it is more likely than not such assets will not be realized. The Company recognizes interest expense related to income tax matters in income tax expense and penalties in operating costs and expenses.

Reserve for property and casualty insurance claims and claims expense

The reserve for property and casualty insurance claims and claims expense is the estimate of amounts necessary to settle all reported and unreported incurred claims for the ultimate cost of insured property and casualty losses, based upon the facts of each case and the Company's experience with similar cases. Estimated amounts of salvage and subrogation are deducted from the reserve for claims and claims expense. The establishment of appropriate reserves, including reserves for catastrophe losses, is an inherently uncertain and complex process. Reserve estimates are primarily derived using an actuarial estimation process in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident or report year to create an estimate of how losses are likely to develop over time. Development factors are calculated quarterly and periodically throughout the year for data elements such as claims reported and settled, paid losses, and paid losses combined with case reserves. The effects of inflation are implicitly considered in the reserving process as a development factor using historic data incorporated as a reasonable estimate of future

inflation. The Company has also digitized and modified claim processes to increase effectiveness and efficiency. The historical development patterns for these data elements are used as the assumptions to calculate reserve estimates, including the reserves for reported and unreported claims; however, when the Company experiences changes it may lead to historical development trends being less predictive of future loss development, potentially creating additional reserve variability. Reserve estimates are regularly reviewed and updated, using the most current data and information available. Any resulting reestimates are reflected in current results of operations.

Reserve for future policy benefits

The reserve for future policy benefits payable under insurance policies, including voluntary accident and health insurance and traditional life insurance products, is computed on the basis of long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions include provisions for adverse deviation and generally vary by characteristics such as type of coverage, year of issue and policy duration. The assumptions are established at the time the policy is issued and are generally not changed during the life of the policy. The Company periodically reviews the adequacy of reserves using actual experience and current assumptions. If actual experience and current assumptions are adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance would be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required for any remaining deficiency. Voluntary accident and health insurance and traditional life insurance products are reviewed individually. The Company also reviews these policies for circumstances where projected profits would be recognized in early years followed by projected losses in later years. If this circumstance exists, the Company will accrue a liability, during the period of profits, to offset the losses at such time as the future losses are expected to commence using a method updated prospectively over time.

Accident and health short duration contracts The reserve for future policy benefits includes unpaid losses and loss adjustment expense ("LAE") reserves for individual and certain voluntary accident and health short-duration contracts and is an estimate of the Company's liability from incurred claims at the end of the reporting period. The unpaid losses and LAE reserves are the result of an ongoing analysis of recent loss development trends and emerging historical experience. Original estimates are increased or decreased as additional information becomes known regarding individual claims. In setting its reserves, the Company reviews its loss data to estimate expected loss development. Management believes that its use of standard actuarial methodology applied to its analyses of its historical experience provides a reasonable estimate of future losses. However, actual future losses may differ from the Company's estimate, and may be affected by future events, including inflation and changes in law and judicial interpretations, which would favorably or unfavorably impact the ultimate settlement of the Company's losses and LAE.

The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. In addition to inflation, the average severity of claims is affected by a number of factors that may vary by types and features of policies written. Future average severities are projected from historical trends, adjusted for implemented changes in underwriting standards and policy provisions, as well as general economic trends. These estimated trends are monitored and revised as necessary based on actual development.

Unpaid losses include a provision for incurred-but-not-reported ("IBNR") reserve estimates representing claims that have occurred but have not yet been reported, some of which are not yet known to the insured, as well as a provision for future development on reported claims. IBNR reserves are generally calculated by first projecting the ultimate cost of all claims that have occurred and then subtracting reported losses and loss expenses. Reported losses include cumulative paid losses and loss expenses plus case reserves.

Contractholder funds

Contractholder funds represent interest-bearing liabilities arising primarily from the sale of interest-sensitive life insurance contracts. Contractholder funds primarily comprise cumulative deposits received and interest credited to the contractholder less cumulative contract benefits, surrenders, withdrawals and contract charges for mortality or administrative expenses.

Pension and other postretirement remeasurement gains and losses

The Company's policy is to remeasure its pension and postretirement plans on a quarterly basis. Pension and other postretirement gains and losses represent the remeasurement of projected benefit obligations and differences between the expected and actual return on plan assets, which are immediately recognized in earnings and are referred to as pension and other postretirement remeasurement gains and losses on the Consolidated Statements of Operations.

Differences in actual experience and changes in other assumptions affect the Company's pension and other postretirement obligations and expenses. Differences between expected and actual returns on plan assets affect remeasurement gains and losses.

The primary factors contributing to pension and postretirement remeasurement gains and losses are:

- Changes in the discount rate used to value pension and postretirement obligations as of the measurement date
- Differences between the expected and the actual return on plan assets
- Changes in demographic assumptions, including mortality and participant experience
- Changes in lump sum interest rates used to value pension obligations as of the measurement date

Pension and other postretirement service cost, interest cost, expected return on plan assets and amortization of prior service credits are allocated to the Company's reportable segments. The pension and other postretirement remeasurement gains and losses are reported in the Corporate and Other segment.

Legal contingencies

The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis. The Company establishes accruals for such matters at management's best estimate when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals. The Company does not include potential recoveries in its estimates of reasonably possible or probable losses. Legal fees are expensed as incurred.

Debt

Debt includes senior notes, senior debentures, subordinated debentures and junior subordinated debentures issued by the Corporation. Unamortized debt issuance costs and fair value adjustments are reported in debt and are amortized over the expected period the debt will remain outstanding.

Equity incentive plans

The Company has equity incentive plans under which it grants nonqualified stock options, restricted stock units and performance stock awards ("equity awards") to certain employees and directors of the Company. The Company measures the fair value of equity awards at the grant date and recognizes the expense over the shorter of the period in which the requisite service is rendered or retirement eligibility is attained. The expense for performance stock awards with no market condition is adjusted each period to reflect the performance factor most likely to be achieved at the end of the performance period. The expense for performance stock awards with a market condition is based on the fair value of the awards at the grant date which incorporates the probability of achieving the market condition. In the event the market condition is not met, any previously recognized expense is not reversed. The Company uses a binomial lattice model to determine the fair value of employee stock options. The Company uses a Monte Carlo simulation model to determine the fair value of performance stock awards with a market condition.

Measurement of credit losses

The Company carries an allowance for expected credit losses for all financial assets measured at amortized cost on the Consolidated Statements of Financial Position. The Company considers past events, current conditions, and reasonable and supportable forecasts in estimating an allowance for credit losses. The Company also carries a credit loss allowance for fixed income securities where applicable and, when amortized cost is reported, it is net of credit loss allowances. For additional information, refer to the Investments, Reinsurance, Indemnification or Recognition of premium revenues and contract charges, topics of this section.

The Company also estimates a credit loss allowance for commitments to fund mortgage loans and bank loans unless they are unconditionally cancellable by the Company. The related allowance is reported in other liabilities and accrued expenses.

Allowance for credit losses

	As of December 31,	
($ in millions)	2022	2021
Fixed income securities	$ 13	$ 6
Mortgage loans	7	6
Bank loans	57	61
Investments	**77**	**73**
Premium installment receivables	132	107
Reinsurance recoverables	65	74
Other assets	19	26
Assets	**293**	**280**
Commitments to fund mortgage loans and bank loans	—	—
Liabilities	**—**	**—**
Total	**$ 293**	**$ 280**

Leases

The Company has certain operating leases for office facilities, computer and office equipment, and vehicles. The Company's leases have remaining lease terms of generally 1 year to 8 years, some of which include options to extend the leases for up to 20 years, and some of which include options to terminate the leases within 60 days.

The Company determines if an arrangement is a lease at inception. Leases with an initial term less than one year are not recorded on the balance sheet and the lease costs for these leases are recorded as an expense on a straight-line basis over the lease term. Operating leases with terms greater than one year result in a lease liability recorded in other liabilities with a corresponding right-of-use ("ROU") asset recorded in other assets. As of December 31, 2022 and 2021, the Company had $343 million and $465 million in lease liabilities and $234 million and $314 million in ROU assets, respectively.

Operating lease liabilities are recognized at the commencement date based on the present value of future minimum lease payments over the lease term. ROU assets are recognized based on the corresponding lease liabilities adjusted for qualifying initial direct costs, prepaid or accrued lease payments and unamortized lease incentives. As most of the Company's leases do not disclose the implicit interest rate, the Company uses collateralized incremental borrowing rates based on information available at lease commencement when determining the present value of future lease payments. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease. Lease terms may include options to extend or terminate the lease which are incorporated into the Company's measurements when it is reasonably certain that the Company will exercise the option.

Operating lease costs are recognized on a straight-line basis over the lease term and include interest expense on the lease liability and amortization of the ROU asset. Variable lease costs are expensed as incurred and include maintenance costs and real estate taxes. Lease costs are reported in operating costs and expenses and totaled $131 million and $162 million, including $23 million and $30 million of variable lease costs in 2022 and 2021, respectively.

Other information related to operating leases

	December 31,	
	2022	2021
Weighted average remaining lease term (years)	4	5
Weighted average discount rate	3.08 %	3.09 %

Maturity of lease liabilities

($ in millions)	Operating leases
2023	$ 100
2024	97
2025	71
2026	41
2027	26
Thereafter	32
Total lease payments	**$ 367**
Less: interest	(24)
Present value of lease liabilities	**$ 343**

Consolidation of variable interest entities

A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights or do not participate in the gains and losses of the entity. The Company consolidates VIEs in which the Company is deemed the primary beneficiary. The primary beneficiary is the entity that has both (1) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE and (2) the power to direct the activities of the VIE that most significantly affect that entity's economic performance.

Discontinued Operations and Held for Sale

A business is classified as held for sale when management having the authority to approve the action commits to a plan to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value and certain other criteria are met. A business classified as held for sale is recorded at the lower of its carrying amount or estimated fair value less cost to sell. When the carrying amount of the business exceeds its estimated fair value less cost to sell, a loss is recognized and updated each reporting period as appropriate.

The Company completed its sale of the life and annuity business in 2021.

The results of operations of business classified as held for sale are reported as discontinued operations if the disposal represents a strategic shift that will have a major effect on the entity's operations and financial results. The disposal of a reportable segment generally qualifies for discontinued operations presentation.

When a business is identified for discontinued operations reporting:

- Results for prior periods are retrospectively reclassified as discontinued operations

- Results of operations are reported in a single line, net of tax, in the Consolidated Statements of Operations

- Assets and liabilities are reported as held for sale in the Consolidated Statements of Financial Position in the period in which the business is classified as held for sale

Additional details by major classification of operating results and financial position are included in Note 3.

Foreign currency translation

The local currency of the Company's foreign subsidiaries is deemed to be the functional currency of the country in which these subsidiaries operate. The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the end of a reporting period for assets and liabilities and at average exchange rates during the period for results of operations.

The unrealized gains and losses from the translation of the net assets are recorded as unrealized foreign currency translation adjustments and included in AOCI. Changes in unrealized foreign currency translation adjustments are included in other comprehensive income ("OCI"). Gains and losses from foreign currency transactions are reported in operating costs and expenses and have not been material.

Earnings per common share

Basic earnings per common share is computed using the weighted average number of common shares outstanding, including vested unissued participating restricted stock units. Diluted earnings per common share is computed using the weighted average number of common and dilutive potential common shares outstanding.

For the Company, dilutive potential common shares consist of outstanding stock options and unvested non-participating restricted stock units and contingently issuable performance stock awards. The effect of dilutive potential common shares does not include options with an anti-dilutive effect on earnings per common share because their exercise prices exceed the average market price of Allstate common shares during the period or for which the unrecognized compensation cost would have an anti-dilutive effect.

Computation of basic and diluted earnings per common share

($ in millions, except per share data)	For the years ended December 31,					
		2022		2021		2020
Numerator:						
Net (loss) income from continuing operations	$	(1,364)	$	5,159	$	5,429
Less: Net loss attributable to noncontrolling interest		(53)		(33)		—
Net (loss) income from continuing operations attributable to Allstate		(1,311)		5,192		5,429
Less: Preferred stock dividends		105		114		115
Net (loss) income from continuing operations applicable to common shareholders		(1,416)		5,078		5,314
Income (loss) from discontinued operations, net of tax		—		(3,593)		147
Net (loss) income applicable to common shareholders	$	**(1,416)**	$	**1,485**	$	**5,461**
Denominator:						
Weighted average common shares outstanding		271.2		294.8		311.6
Effect of dilutive potential common shares [1]:						
Stock options		—		2.7		2.2
Restricted stock units (non-participating) and performance stock awards		—		1.6		1.7
Weighted average common and dilutive potential common shares outstanding		**271.2**		**299.1**		**315.5**
Earnings per share applicable to common shareholders						
Basic						
Continuing operations	$	(5.22)	$	17.23	$	17.06
Discontinued operations		—		(12.19)		0.47
Total	$	**(5.22)**	$	**5.04**	$	**17.53**
Diluted [1]						
Continuing operations	$	(5.22)	$	16.98	$	16.84
Discontinued operations		—		(12.02)		0.47
Total	$	**(5.22)**	$	**4.96**	$	**17.31**
Anti-dilutive options excluded from diluted earnings per common share		1.7		1.3		2.9
Weighted average dilutive potential common shares excluded due to net loss applicable to common shareholders [1]		3.1		—		—

[1] As a result of the net loss reported for the year ended December 31, 2022, weighted average shares for basic earnings per share is also used for calculating diluted earnings per share because all dilutive potential common shares are anti-dilutive and are therefore excluded from the calculation.

Pending accounting standard

Accounting for Long-Duration Insurance Contracts
In August 2018, the Financial Accounting Standards Board ("FASB") issued guidance revising the accounting for certain long-duration insurance contracts. As disclosed in Note 3, the Company sold substantially all of its life and annuity business in scope of the new standard. The Company's reserves and DAC for certain voluntary and individual life and accident and health insurance products are subject to the new guidance.

Under the new guidance, measurement assumptions, including those for mortality, morbidity and policy terminations, will be required to be reviewed at least annually, and updated as appropriate. The effects of updating assumptions other than the discount rate are required to be measured on a retrospective basis and reported in net income. In addition, reserves under the new guidance are required to be discounted using an upper-medium grade fixed income instrument yield that is updated through OCI at each reporting date. Current GAAP requires the measurement of reserves to utilize assumptions set at policy issuance unless updated current assumptions indicate that recorded reserves are deficient.

The new guidance also requires DAC and other capitalized balances currently amortized in proportion to premiums or gross profits to be amortized on a constant level basis over the expected term for all long-duration insurance contracts. DAC will not be subject to loss recognition testing but will be reduced when actual lapse experience exceeds expected experience.

The new guidance is effective for financial statements issued for reporting periods beginning after December 15, 2022 and restatement of prior periods presented is required. The new guidance will be applied to affected contracts and DAC on the basis of existing carrying amounts at the earliest period presented.

In December 2022, the FASB issued Accounting Standards Update No. 2022-05 ("ASU 2022-05") that provides reporting entities with an accounting policy election to not apply the new guidance to insurance contracts in-force on the January 1, 2021 transition date but sold prior to the January 1, 2023 effective date provided certain conditions are met. The Company will make an election to not apply the new guidance to sold contracts that meet the conditions included in ASU 2022-05.

The Company will adopt the new guidance effective January 1, 2023, using the modified retrospective approach. The Company is finalizing its implementation activities which include updating processes and controls resulting from the new guidance, model validation, and establishing new accounting policies and practices for validating model inputs and assumptions on a periodic basis.

Impact of adoption at January 1, 2021	
Decrease in equity	$250 million to $350 million
Decrease in retained income	$15 million to $35 million
Decrease in AOCI	$235 million to $315 million

The expected decrease in equity includes the anticipated decrease in AOCI primarily attributable to a change in the discount rate used in measuring the liability for future policy benefits for traditional life contracts and other long-term products with guaranteed terms from a portfolio-based rate at contract issuance to an upper-medium grade fixed income-based rate. The expected decrease in equity also includes the anticipated decrease in retained income which primarily relates to certain long-term contracts with guaranteed terms with net premium ratios that are required to be adjusted at the transition date. The impact on equity, AOCI, and retained income excludes sold contracts that would meet the conditions included in ASU 2022-05.

Impact of adoption to AOCI and net income		
	As of and for the years ended December 31,	
	2022	**2021**
Ending AOCI [1]	$0 million to $(50) million	$(200) million to $(250) million
Increase in net income	$5 million to $20 million	$5 million to $20 million

[1] Represents the impact of adoption to the ending balance of AOCI reported on the Consolidated Statements of Financial Position.

The estimated impact to AOCI at transition date will decline significantly at the effective date due to the increase in the discount rate between the transition date and effective date.

Note 3   Acquisitions and Dispositions

Acquisitions

National General On January 4, 2021, the Company completed the acquisition of National General Holdings Corp. ("National General"), an insurance holding company serving customers predominantly through independent agents for property and casualty and accident and health products.

National General provides personal and commercial automobile, homeowners, umbrella, recreational vehicle, motorcycle, lender-placed auto and property, health and other niche insurance products. This acquisition increased the Company's market share in personal property-liability and enhanced its independent agent distribution platform.

Assets and liabilities recognized in the National General acquisition [1]

($ in millions)		January 4, 2021
Assets		
Investments	$	4,962
Cash		400
Premiums and other receivables, net		1,539
Deferred acquisition costs (value of business acquired)		317
Reinsurance recoverables, net		1,212
Intangible assets		1,199
Other assets		734
Goodwill [2]		1,038
Total assets		**11,401**
Liabilities		
Reserve for property and casualty insurance claims and claims expense		2,765
Reserve for future policy benefits		186
Unearned premiums		2,245
Reinsurance payable		363
Debt [3]		593
Deferred tax liabilities		162
Other liabilities		776
Total liabilities	$	**7,090**

[1] The amounts reflect allocation of assets acquired and liabilities assumed.

[2] $675 million, $20 million and $343 million of goodwill were allocated to the Allstate Protection, Protection Services and Allstate Health and Benefits segments, respectively, and is non-deductible for income tax purposes. Goodwill is primarily attributable to expected synergies and future growth opportunities.

[3] Subsequent to the acquisition, the Company repaid $100 million of 7.625% Subordinated Notes and $72 million of Subordinated Debentures on February 3, 2021 and March 15, 2021, respectively. As of December 31, 2022, the Company had principal balance remaining of $350 million 6.750% Senior Notes due 2024, with a fair value adjustment of $26 million.

Intangible assets (reported in other assets in the Consolidated Statements of Financial Position) consist of capitalized costs, primarily of the estimated fair value of distribution and customer relationships, trade names, licenses and technology assets.

Intangible assets by type

($ in millions)		January 4, 2021
Distribution and customer relationships	$	795
Trade names		102
Licenses		97
Technology		205
Total	$	**1,199**

Value of business acquired (reported in DAC in the Consolidated Statements of Financial Position) recognized in connection with the acquisition of National General represents the value of future profits expected to be earned over the lives of the contracts acquired determined using a weighted-average cost of capital discount and other relevant assumptions. These costs are amortized over the policy term of the contracts in force at the acquisition date, generally over six or twelve months. The value of business acquired asset recognized in connection with the National General acquisition totaled $317 million, all of which was expensed in 2021. The most significant portion relates to insurance contracts in the Allstate Protection segment.

Other fair value adjustments included an increase in reserves of $62 million, a $9 million reduction to investments that were not held at fair value, and a net increase in current and deferred tax liabilities of $153 million.

Transactions costs (reported in operating costs and expenses in the Consolidated Statements of Operations) of $22 million related to the acquisition were expensed as incurred in the Corporate and Other segment.

SafeAuto On October 1, 2021, the Company completed the acquisition of Safe Auto Insurance Group, Inc. ("SafeAuto"), a non-standard auto insurance carrier focused on providing state-minimum private-passenger auto insurance direct to consumers with coverage options in 28 states, for $267 million in cash. Starting in the fourth quarter of 2021, the Allstate Protection segment includes SafeAuto.

In connection with the acquisition, the Company recorded goodwill of $79 million, intangible assets of $31 million and value of business acquired of $7 million. The intangible assets include $25 million and $6 million related to acquired customer relationships and licenses, respectively.

On December 17, 2021, subsequent to the acquisition, the Company redeemed the outstanding principal of SafeAuto's trust preferred securities for $13 million.

Dispositions

Life and annuity business On October 1, 2021, the Company closed the sale of Allstate Life Insurance Company of New York ("ALNY") to Wilton Reassurance Company for $400 million. On November 1, 2021, the Company closed the sale of Allstate Life Insurance Company ("ALIC") and certain affiliates to entities managed by Blackstone for total proceeds of $4 billion, including a pre-close dividend of $1.25 billion paid by ALIC.

In connection with the sale of ALIC and certain affiliates, the sale agreement includes a provision related to contingent consideration that may be earned over a ten-year period with the first potential payment date commencing on January 1, 2026 and a final potential payment date of January 1, 2035. The contingent consideration is determined annually based on the average ten-year Treasury rate over the preceding three-year period compared to a designated rate. The contingent consideration meets the definition of a derivative and is accounted for on a fair value basis with periodic changes in fair value reflected in earnings. See Note 7 for further details.

In 2021, the loss on disposition was $4.09 billion, after-tax, and reflects purchase price adjustments associated with certain pre-close transactions specified in the stock purchase agreements, changes in statutory capital and surplus prior to the closing date and the closing date equity of the sold entities determined under GAAP, excluding AOCI derecognized related to the dispositions.

Beginning in the first quarter of 2021, the assets and liabilities of the business were reclassified as held for sale and results are presented as discontinued operations. This change was applied on a retrospective basis.

Financial results from discontinued operations

($ in millions)	For the years ended December 31,	
	2021	**2020**
Revenues		
Life premiums and contract charges	$ 1,109	$ 1,350
Net investment income	1,336	1,262
Net gains (losses) on investments and derivatives	195	269
Total revenues	**2,640**	**2,881**
Costs and expenses		
Life contract benefits	1,315	1,726
Interest credited to contractholder funds	414	605
Amortization of DAC	87	153
Operating costs and expenses	163	238
Restructuring and related charges	31	7
Total costs and expenses	**2,010**	**2,729**
Amortization of deferred gain on reinsurance	4	4
Income from discontinued operations before income tax expense	634	156
Income tax expense	136	9
Income from discontinued operations, net of tax	**498**	**147**
Loss on disposition of operations	(4,315)	—
Income tax benefit	(224)	—
Loss on disposition of operations, net of tax	**(4,091)**	**—**
(Loss) income from discontinued operations, net of tax	$ **(3,593)**	$ **147**

Major classes of assets and liabilities disposed in transactions

($ in millions)		Closing [1]
Assets		
Investments		
Fixed income securities, at fair value	$	26,425
Equity securities, at fair value		11
Mortgage loans, net		2,662
Limited partnership interests		1,624
Short-term, at fair value		643
Other investments, net		690
Total investments	$	32,055
Cash		1,081
Deferred policy acquisitions costs		996
Reinsurance recoverables, net		1,979
Accrued investment income		240
Other assets		536
Separate accounts		3,465
Total assets	$	**40,352**
Liabilities		
Reserve for future policy benefits	$	11,573
Contractholder funds		15,880
Deferred income taxes		834
Other liabilities and accrued expenses		452
Separate accounts		3,465
Total liabilities	$	**32,204**

[1] The Company closed the sales of Allstate Life Insurance Company of New York and Allstate Life Insurance Company and certain affiliates on October 1, 2021 and November 1, 2021, respectively.

Cash flows from discontinued operations

($ in millions)	For the years ended December 31,			
		2021		2020
Net cash provided by operating activities from discontinued operations	$	634	$	311
Net cash provided by investing activities from discontinued operations		984		330

Note 4   Reportable Segments

The Company's chief operating decision maker reviews financial performance and makes decisions about the allocation of resources for the five reportable segments. These segments are described below and align with the Company's key product and service offerings.

Allstate Protection principally offers private passenger auto and homeowners insurance in the United States and Canada, with earned premiums accounting for 85.4% of Allstate's 2022 consolidated revenues. Allstate Protection primarily operates in the U.S. (all 50 states and the District of Columbia ("D.C.")) and Canada. For 2022, the top geographic locations for statutory direct premiums for the Allstate Protection segment were Texas, California, New York and Florida. No other jurisdiction accounted for more than 5% of statutory direct premiums for Allstate Protection. Revenues from external customers generated outside the United States were $1.94 billion, $1.86 billion and $1.57 billion in 2022, 2021 and 2020, respectively.

Run-off Property-Liability includes property and casualty insurance coverage that primarily relates to policies written during the 1960s through the mid-1980s. Our exposure to asbestos, environmental and other run-off lines claims arises principally from direct excess commercial insurance, assumed reinsurance coverage, direct primary commercial insurance and other businesses in run-off.

Protection Services comprise Allstate Protection Plans, Allstate Dealer Services, Allstate Roadside, Arity and Allstate Identity Protection. Protection Services offer consumer product protection plans, finance and insurance products (including vehicle service contracts, guaranteed asset protection waivers, road hazard tire and wheel and paintless dent repair protection), roadside assistance, device and mobile data collection services and analytic solutions using automotive telematics information and identity protection. Protection Services primarily operates in the U.S. and Canada, with Allstate Protection Plans also offering services in Europe, Australia and Asia. Revenues from external customers generated outside the United

States relate to consumer product protection plans sold primarily in the European Union and were $258 million, $232 million and $188 million in 2022, 2021 and 2020, respectively.

Allstate Health and Benefits offers employer voluntary benefits, group health and individual health products, including life, accident, critical illness, hospital, short-term disability and other health products. Allstate Health and Benefits primarily operates in the U.S. (all 50 states and D.C.) and Canada. For 2022, the top geographic locations for statutory direct accident, health and life insurance premiums were Florida, Texas, Georgia and Ohio. No other jurisdiction accounted for more than 5% of statutory direct accident, health and life insurance premiums. Revenues from external customers generated outside the United States relate to voluntary accident and health insurance sold in Canada and were not material.

Corporate and Other comprises holding company activities and certain non-insurance operations, including expenses associated with strategic initiatives.

Beginning in the first quarter of 2021, National General results are included in the following segments:

- Property and casualty - Allstate Protection
- Accident and health - Allstate Health and Benefits
- Technology solutions - Protection Services

Allstate Protection and Run-off Property Liability segments comprise Property-Liability. The Company does not allocate investment income, net gains and losses on investments and derivatives, or assets to the Allstate Protection and Run-off Property Liability segments. Management reviews assets at the Property-Liability, Protection Services, Allstate Health and Benefits, and Corporate and Other levels for decision-making purposes.

The accounting policies of the reportable segments are the same as those described in Note 2. The effects of intersegment transactions are eliminated in the consolidated results. For segment results, services provided by Protection Services to Allstate Protection are not eliminated as management considers those transactions in assessing the results of the respective segments.

Measuring segment profit or loss

The measure of segment profit or loss used in evaluating performance is underwriting income for the Allstate Protection and Run-off Property-Liability and adjusted net income for the Protection Services, Allstate Health and Benefits and Corporate and Other segments.

Underwriting income is calculated as premiums earned and other revenue, less claims and claims expenses ("losses"), Shelter-in-Place Payback expense, amortization of DAC, operating costs and expenses, amortization or impairment of purchased intangibles and restructuring and related charges as determined using GAAP.

Adjusted net income is net income (loss) applicable to common shareholders, excluding:

- Net gains and losses on investments and derivatives
- Pension and other postretirement remeasurement gains and losses
- Business combination expenses and the amortization or impairment of purchased intangibles
- Income or loss from discontinued operations
- Gain or loss on disposition
- Adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years
- Income tax expense or benefit on reconciling items

A reconciliation of these measures to net income (loss) applicable to common shareholders is provided below.

Reportable segments financial performance

($ in millions)	For the years ended December 31,		
	2022	2021	2020
Underwriting income (loss) by segment			
Allstate Protection	$ (2,782)	$ 1,785	$ 4,569
Run-off Property-Liability	(129)	(120)	(144)
Total Property-Liability	(2,911)	1,665	4,425
Adjusted net income (loss) by segment, after-tax			
Protection Services	169	179	153
Allstate Health and Benefits	222	208	96
Corporate and Other	(422)	(433)	(428)
Reconciling items			
Property-Liability net investment income	2,190	3,118	1,421
Net gains (losses) on investments and derivatives	(1,072)	1,084	1,087
Pension and other postretirement remeasurement gains (losses)	(116)	644	51
Curtailment gains (losses)	—	—	8
Business combination expenses and amortization of purchased intangibles [1]	(113)	(157)	(106)
Business combination fair value adjustment	—	6	—
Gain (loss) on disposition [2]	89	—	—
Income tax benefit (expense) on reconciling items and other	496	(1,270)	(1,393)
Total reconciling items	1,474	3,425	1,068
Income (loss) from discontinued operations	—	(3,612)	157
Income tax benefit (expense) from discontinued operations	—	19	(10)
Total from discontinued operations	$ —	$ (3,593)	$ 147
Less: Net loss attributable to noncontrolling interest [3]	(52)	(34)	—
Net (loss) income applicable to common shareholders	$ (1,416)	$ 1,485	$ 5,461

[1] Excludes amortization or impairment of purchased intangibles in Property-Liability, which is included above in underwriting income.

[2] Includes $83 million related to the gain on sale of headquarters in the fourth quarter of 2022 reported as other revenue in Corporate and Other segment.

[3] Reflects net loss attributable to noncontrolling interest in Property-Liability.

Reportable segments revenue information

($ in millions)	For the years ended December 31,		
	2022	2021	2020
Property-Liability			
Insurance premiums			
Auto	$ 29,715	$ 27,623	$ 24,640
Homeowners	10,912	9,927	8,254
Other personal lines	2,159	2,077	1,919
Commercial lines	1,123	827	767
Allstate Protection	43,909	40,454	35,580
Run-off Property-Liability	—	—	—
Total Property-Liability insurance premiums	43,909	40,454	35,580
Other revenue	1,416	1,437	857
Net investment income	2,190	3,118	1,421
Net gains (losses) on investments and derivatives	(877)	1,021	990
Total Property-Liability	**46,638**	**46,030**	**38,848**
Protection Services			
Protection Plans	1,307	1,132	909
Roadside assistance	202	192	188
Finance and insurance products	486	440	396
Intersegment premiums and service fees [1]	149	175	147
Other revenue	347	354	208
Net investment income	48	43	44
Net gains (losses) on investments and derivatives	(52)	25	30
Total Protection Services	**2,487**	**2,361**	**1,922**
Allstate Health and Benefits			
Employer voluntary benefits	1,036	1,031	1,094
Group health	385	350	—
Individual health	412	440	—
Other revenue	402	359	—
Net investment income	69	74	78
Net gains (losses) on investments and derivatives	(44)	7	8
Total Allstate Health and Benefits	**2,260**	**2,261**	**1,180**
Corporate and Other			
Other revenue	179	22	—
Net investment income	96	58	47
Net gains (losses) on investments and derivatives	(99)	31	59
Total Corporate and Other	**176**	**111**	**106**
Intersegment eliminations [1]	(149)	(175)	(147)
Consolidated revenues	**$ 51,412**	**$ 50,588**	**$ 41,909**

[1] Intersegment insurance premiums and service fees are primarily related to Arity and Allstate Roadside and are eliminated in the consolidated financial statements.

Additional significant financial performance data

($ in millions)		For the years ended December 31,				
		2022		2021		2020
Amortization of DAC						
Property-Liability	$	5,570	$	5,313	$	4,642
Protection Services		928		795		658
Allstate Health and Benefits		146		144		177
Consolidated	$	**6,644**	$	**6,252**	$	**5,477**
Income tax expense (benefit)						
Property-Liability	$	(427)	$	1,151	$	1,382
Protection Services		5		39		26
Allstate Health and Benefits		39		50		28
Corporate and Other		(111)		49		(63)
Consolidated	$	**(494)**	$	**1,289**	$	**1,373**

Interest expense is primarily incurred in the Corporate and Other segment. Capital expenditures for long-lived assets are generally made in Property-Liability as the Company does not allocate assets to the Allstate Protection and Run-off Property-Liability segments. A portion of these long-lived assets are used by entities included in the Protection Services, Allstate Health and Benefits and Corporate and Other segments and, accordingly, are charged to expenses in proportion to their use.

Reportable segment total assets, investments and deferred policy acquisition costs

($ in millions)		As of December 31,		
		2022		2021
Assets				
Property-Liability	$	82,744	$	84,846
Protection Services		6,922		6,909
Allstate Health and Benefits		3,720		4,015
Corporate and Other		4,571		3,670
Consolidated	$	**97,957**	$	**99,440**
Investments [1]				
Property-Liability	$	54,011	$	57,258
Protection Services		1,917		1,890
Allstate Health and Benefits		1,872		2,191
Corporate and Other		4,029		3,362
Consolidated	$	**61,829**	$	**64,701**
Deferred policy acquisition costs				
Property-Liability	$	2,146	$	1,951
Protection Services		2,768		2,294
Allstate Health and Benefits		504		477
Consolidated	$	**5,418**	$	**4,722**

[1] The balances reflect the elimination of related party investments between segments.

Note 5   Investments

Portfolio composition

($ in millions)		As of December 31,		
		2022		2021
Fixed income securities, at fair value	$	42,485	$	42,136
Equity securities, at fair value		4,567		7,061
Mortgage loans, net		762		821
Limited partnership interests		8,114		8,018
Short-term investments, at fair value		4,173		4,009
Other investments, net		1,728		2,656
Total	$	**61,829**	$	**64,701**

Amortized cost, gross unrealized gains (losses) and fair value for fixed income securities

($ in millions)	Amortized cost, net		Gross unrealized		Fair value
			Gains	Losses	
December 31, 2022					
U.S. government and agencies	$	8,123	$ 6	$ (231)	$ 7,898
Municipal		6,500	36	(326)	6,210
Corporate		28,562	46	(2,345)	26,263
Foreign government		997	—	(40)	957
ABS		1,188	4	(35)	1,157
Total fixed income securities	$	**45,370**	$ **92**	$ **(2,977)**	$ **42,485**
December 31, 2021					
U.S. government and agencies	$	6,287	$ 12	$ (26)	$ 6,273
Municipal		6,130	279	(16)	6,393
Corporate		26,834	688	(192)	27,330
Foreign government		982	9	(6)	985
ABS		1,143	14	(2)	1,155
Total fixed income securities	$	**41,376**	$ **1,002**	$ **(242)**	$ **42,136**

Scheduled maturities for fixed income securities

($ in millions)	As of December 31, 2022		As of December 31, 2021	
	Amortized cost, net	Fair value	Amortized cost, net	Fair value
Due in one year or less	$ 2,870	$ 2,836	$ 1,105	$ 1,111
Due after one year through five years	26,546	25,217	21,039	21,291
Due after five years through ten years	11,035	9,870	13,808	14,079
Due after ten years	3,731	3,405	4,281	4,500
	44,182	**41,328**	**40,233**	**40,981**
ABS	1,188	1,157	1,143	1,155
Total	$ **45,370**	$ **42,485**	$ **41,376**	$ **42,136**

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers. ABS is shown separately because of potential prepayment of principal prior to contractual maturity dates.

Net investment income

($ in millions)	For the years ended December 31,		
	2022	2021	2020
Fixed income securities	$ 1,255	$ 1,148	$ 1,232
Equity securities	132	100	78
Mortgage loans	33	43	34
Limited partnership interests	985	1,973	238
Short-term investments	82	5	17
Other investments	162	195	124
Investment income, before expense	**2,649**	**3,464**	**1,723**
Investment expense	(246)	(171)	(133)
Net investment income	$ **2,403**	$ **3,293**	$ **1,590**

Net gains (losses) on investments and derivatives by asset type

($ in millions)	For the years ended December 31,		
	2022	2021	2020
Fixed income securities	$ (875)	$ 425	$ 925
Equity securities	(900)	520	117
Mortgage loans	(1)	20	(1)
Limited partnership interests	(191)	(52)	(14)
Derivatives	874	49	49
Other investments	21	122	11
Net gains (losses) on investments and derivatives	$ **(1,072)**	$ **1,084**	$ **1,087**

Net gains (losses) on investments and derivatives by transaction type

	For the years ended December 31,		
($ in millions)	2022	2021	2020
Sales	$ (832)	$ 578	$ 974
Credit losses	(54)	(42)	(32)
Valuation change of equity investments [1]	(1,060)	499	96
Valuation change and settlements of derivatives	874	49	49
Net gains (losses) on investments and derivatives	**$ (1,072)**	**$ 1,084**	**$ 1,087**

[1] Includes valuation change of equity securities and certain limited partnership interests where the underlying assets are predominately public equity securities.

Gross realized gains (losses) on sales of fixed income securities

	For the years ended December 31,		
($ in millions)	2022	2021	2020
Gross realized gains	$ 136	$ 587	$ 1,105
Gross realized losses	(1,004)	(158)	(177)

Net appreciation (decline) recognized in net income for assets that are still held

	For the years ended December 31,		
($ in millions)	2022	2021	2020
Equity securities	$ (466)	$ 377	$ 247
Limited partnership interests carried at fair value	(5)	435	150
Total	**$ (471)**	**$ 812**	**$ 397**

Credit losses recognized in net income

	For the years ended December 31,		
($ in millions)	2022	2021	2020
Assets			
Fixed income securities:			
Corporate	$ (6)	$ (5)	$ (1)
ABS	(1)	1	(2)
Total fixed income securities	**(7)**	**(4)**	**(3)**
Mortgage loans	(1)	18	(1)
Limited partnership interests	(4)	(34)	(6)
Other investments			
Bank loans	(26)	(22)	(23)
Real estate	(16)	—	—
Total credit losses by asset type	**$ (54)**	**$ (42)**	**$ (33)**
Liabilities			
Commitments to fund commercial mortgage loans and bank loans	—	—	1
Total	**$ (54)**	**$ (42)**	**$ (32)**

Unrealized net capital gains and losses included in AOCI

($ in millions) December 31, 2022	Fair value	Gross unrealized Gains	Gross unrealized Losses	Unrealized net gains (losses)
Fixed income securities	$ 42,485	$ 92	$ (2,977)	$ (2,885)
Short-term investments	4,173	—	(1)	(1)
Derivative instruments	—	—	(3)	(3)
Limited partnership interests [1]				2
Unrealized net capital gains and losses, pre-tax				**(2,887)**
Other unrealized net capital gains and losses, pre-tax [2]				26
Deferred income taxes				608
Unrealized net capital gains and losses, after-tax				$ **(2,253)**
December 31, 2021				
Fixed income securities	$ 42,136	$ 1,002	$ (242)	$ 760
Short-term investments	4,009	—	—	—
Derivative instruments	—	—	(3)	(3)
Limited partnership interests				(1)
Unrealized net capital gains and losses, pre-tax				**756**
Other unrealized net capital gains and losses, pre-tax [2]				5
Deferred income taxes				(163)
Unrealized net capital gains and losses, after-tax				$ **598**

[1] Unrealized net capital gains and losses for limited partnership interests represent the Company's share of EMA limited partnerships' OCI. Fair value and gross unrealized gains and losses are not applicable.

[2] Includes amounts recognized for the reclassification of unrealized gains and losses related to noncontrolling interest and the amount by which the amortization of DAC would increase or decrease if the unrealized gains or losses in the respective product portfolios were realized.

Change in unrealized net capital gains (losses)

($ in millions)	For the years ended December 31, 2022	2021	2020
Fixed income securities	$ (3,645)	$ (1,771)	$ 2,152
Short-term investments	(1)	—	—
Derivative instruments	—	—	—
Limited partnerships interests	3	—	—
Investments classified as held for sale	—	(2,369)	—
Total	**(3,643)**	**(4,140)**	**2,152**
Other unrealized net capital gains and losses, pre-tax	21	865	(510)
Deferred income taxes	771	693	(349)
(Decrease) increase in unrealized net capital gains and losses, after-tax	$ **(2,851)**	$ **(2,582)**	$ **1,293**

Mortgage loans The Company's mortgage loans are commercial mortgage loans collateralized by a variety of commercial real estate property types located across the United States and totaled $762 million and $821 million, net of credit loss allowance, as of December 31, 2022 and 2021, respectively. Substantially all of the commercial mortgage loans are non-recourse to the borrower.

Principal geographic distribution of commercial real estate exceeding 5% of the mortgage loans portfolio

	As of December 31,	
(% of mortgage loan portfolio carrying value)	2022	2021
California	24.9 %	19.6 %
Texas	16.3	20.4
Washington	7.3	4.3
Florida	6.4	6.0
Tennessee	6.1	5.7
Ohio	5.6	5.3
Massachusetts	2.6	5.7
Illinois	2.4	6.7

Types of properties collateralizing the mortgage loan portfolio

	As of December 31,	
(% of mortgage loan portfolio carrying value)	2022	2021
Apartment complex	30.2 %	35.3 %
Retail	27.4	23.8
Office	17.5	18.5
Warehouse	16.0	11.0
Other	8.9	11.4
Total	**100.0 %**	**100.0 %**

Contractual maturities of the mortgage loan portfolio

	As of December 31, 2022		
($ in millions)	Number of loans	Amortized cost, net	Percent
2023	6	$ 61	8.0 %
2024	5	89	11.7
2025	7	85	11.2
2026	5	100	13.1
Thereafter	28	427	56.0
Total	**51**	**$ 762**	**100.0 %**

Limited partnership interests include interests in private equity funds, real estate funds and other funds. Principal factors influencing carrying value appreciation or decline include operating performance, comparable public company earnings multiples, capitalization rates and the economic environment. For equity method limited partnerships, the Company recognizes an impairment loss when evidence demonstrates that the loss is other than temporary. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain a level of earnings that would justify the carrying amount of the investment. Changes in fair value limited partnerships are recorded through net investment income and therefore are not tested for impairment.

Carrying value for limited partnership interests

	As of December 31, 2022			As of December 31, 2021		
($ in millions)	EMA	Fair Value	Total	EMA	Fair Value	Total
Private equity	$ 5,372	$ 1,217	$ 6,589	$ 4,905	$ 1,434	$ 6,339
Real estate	1,013	29	1,042	823	97	920
Other [1]	483	—	483	759	—	759
Total	**$ 6,868**	**$ 1,246**	**$ 8,114**	**$ 6,487**	**$ 1,531**	**$ 8,018**

[1] Other consists of certain limited partnership interests where the underlying assets are predominately public equity and debt securities.

Municipal bonds The Company maintains a diversified portfolio of municipal bonds, including tax exempt and taxable securities, which totaled $6.21 billion and $6.39 billion as of December 31, 2022 and 2021, respectively. The balance as of December 31, 2022 includes $4.64 billion of tax exempt securities. The municipal bond portfolio includes general obligations of state and local issuers and revenue bonds (including pre-refunded bonds, which are bonds for which an irrevocable trust has been established to fund the remaining payments of principal and interest).

Principal geographic distribution of municipal bond issuers exceeding 5% of the portfolio

	As of December 31,	
(% of municipal bond portfolio carrying value)	2022	2021
Texas	9.6 %	8.7 %
California	8.5	11.8
New York	6.7	5.1
Illinois	5.6	4.1
Pennsylvania	5.4	5.4
Florida	5.0	4.2

Short-term investments Short-term investments, including money market funds, commercial paper, U.S. Treasury bills and other short-term investments, are carried at fair value. As of December 31, 2022 and 2021, the fair value of short-term investments totaled $4.17 billion and $4.01 billion, respectively.

Other investments Other investments primarily consist of bank loans, real estate, policy loans and derivatives. Bank loans are primarily senior secured corporate loans and are carried at amortized cost, net. Policy loans are carried at unpaid principal balances. Real estate is carried at cost less accumulated depreciation. Derivatives are carried at fair value.

Other investments by asset type

	As of December 31,	
($ in millions)	2022	2021
Bank loans, net	$ 686	$ 1,574
Real estate	813	809
Policy loans	120	148
Derivatives	1	12
Other	108	113
Total	**$ 1,728**	**$ 2,656**

Concentration of credit risk As of December 31, 2022, the Company is not exposed to any credit concentration risk of a single issuer and its affiliates greater than 10% of the Company's shareholders' equity, other than the U.S. government and its agencies.

Securities loaned The Company's business activities include securities lending programs with third parties, mostly large banks. As of December 31, 2022 and 2021, fixed income and equity securities with a carrying value of $1.93 billion and $1.38 billion, respectively, were on loan under these agreements. Interest income on collateral, net of fees, was $6 million, $1 million and $2 million in 2022, 2021 and 2020, respectively.

Other investment information Included in fixed income securities are below investment grade assets totaling $4.10 billion and $7.50 billion as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, fixed income securities and short-term investments with a carrying value of $198 million were on deposit with regulatory authorities as required by law.

As of December 31, 2022, the carrying value of fixed income securities and other investments that were non-income producing was $66 million.

Portfolio monitoring and credit losses

Fixed income securities The Company has a comprehensive portfolio monitoring process to identify and evaluate each fixed income security that may require a credit loss allowance.

For each fixed income security in an unrealized loss position, the Company assesses whether management with the appropriate authority has made the decision to sell or whether it is more likely than not the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, any existing credit loss allowance would be written-off against the amortized cost basis of the asset along with any remaining unrealized losses, with incremental losses recorded in earnings.

If the Company has not made the decision to sell the fixed income security and it is not more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis, the Company evaluates whether it expects to receive cash flows sufficient to recover the entire amortized cost basis of the security. The Company calculates the estimated recovery value based on the best estimate of future cash flows considering past events, current conditions and reasonable and supportable forecasts. The estimated future cash flows are discounted at the security's current effective rate and is compared to the amortized cost of the security.

The determination of cash flow estimates is inherently subjective, and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security is considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, origination vintage year, geographic concentration of underlying collateral, available reserves or escrows, current subordination levels, third-party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of collateral for ultimate settlement.

If the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, a credit loss allowance is recorded in earnings for the shortfall in expected cash flows; however, the amortized cost, net of the credit loss allowance, may not be lower than the fair value of the security. The portion of the unrealized loss related to factors other than credit remains classified in AOCI. If the Company determines that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, the Company may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

When a security is sold or otherwise disposed or when the security is deemed uncollectible and written off, the Company removes amounts previously recognized in the credit loss allowance. Recoveries after write-offs are recognized when received. Accrued interest excluded from the amortized cost of fixed income securities totaled $389 million and $311 million as of December 31, 2022, and 2021, respectively, and is reported within the accrued investment income line of the Consolidated Statements of Financial Position. The Company monitors accrued interest and writes off amounts when they are not expected to be received.

The Company's portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost is below internally established thresholds. The process also includes the monitoring of other credit loss indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential credit losses using all reasonably available information relevant to the collectability or recovery of the security. Inherent in the Company's evaluation of credit losses for these securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value requires a credit loss allowance are: 1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; 2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and 3) the extent to which the fair value has been less than amortized cost.

Rollforward of credit loss allowance for fixed income securities

($ in millions)	For the years ended December 31,		
	2022	2021	2020
Beginning balance	$ (6)	$ (2)	$ —
Credit losses on securities for which credit losses not previously reported	(1)	(5)	(2)
Net increases related to credit losses previously reported	(6)	1	—
Reduction of allowance related to sales	—	—	—
Write-offs	—	—	—
Ending balance	$ (13)	$ (6)	$ (2)
Components of credit loss allowance			
Corporate bonds	$ (11)	$ (6)	$ (1)
ABS	(2)	—	(1)
Total	$ (13)	$ (6)	$ (2)

Gross unrealized losses and fair value by type and length of time held in a continuous unrealized loss position

($ in millions)	Less than 12 months			12 months or more			
	Number of issues	Fair value	Unrealized losses	Number of issues	Fair value	Unrealized losses	Total unrealized losses
December 31, 2022							
Fixed income securities							
U.S. government and agencies	112	$ 4,900	$ (138)	75	$ 2,393	$ (93)	$ (231)
Municipal	3,015	3,944	(215)	507	740	(111)	(326)
Corporate	2,085	18,072	(1,389)	845	6,105	(956)	(2,345)
Foreign government	74	739	(22)	42	200	(18)	(40)
ABS	194	874	(27)	83	109	(8)	(35)
Total fixed income securities	5,480	$28,529	$ (1,791)	1,552	$ 9,547	$ (1,186)	$ (2,977)
Investment grade fixed income securities	4,959	$25,487	$ (1,409)	1,437	$ 8,791	$ (1,009)	$ (2,418)
Below investment grade fixed income securities	521	3,042	(382)	115	756	(177)	(559)
Total fixed income securities	5,480	$28,529	$ (1,791)	1,552	$ 9,547	$ (1,186)	$ (2,977)
December 31, 2021							
Fixed income securities							
U.S. government and agencies	112	$ 5,451	$ (24)	4	$ 72	$ (2)	$ (26)
Municipal	767	1,213	(15)	2	14	(1)	(16)
Corporate	1,197	9,725	(176)	22	130	(16)	(192)
Foreign government	51	415	(6)	4	3	—	(6)
ABS	80	500	(2)	53	8	—	(2)
Total fixed income securities	2,207	$17,304	$ (223)	85	$ 227	$ (19)	$ (242)
Investment grade fixed income securities	1,993	$15,391	$ (188)	71	$ 183	$ (8)	$ (196)
Below investment grade fixed income securities	214	1,913	(35)	14	44	(11)	(46)
Total fixed income securities	2,207	$17,304	$ (223)	85	$ 227	$ (19)	$ (242)

Gross unrealized losses by unrealized loss position and credit quality as of December 31, 2022

($ in millions)	Investment grade	Below investment grade	Total
Fixed income securities with unrealized loss position less than 20% of amortized cost, net [1] [2]	$ (2,058)	$ (388)	$ (2,446)
Fixed income securities with unrealized loss position greater than or equal to 20% of amortized cost, net [3] [4]	(360)	(171)	(531)
Total unrealized losses	$ (2,418)	$ (559)	$ (2,977)

[1] Below investment grade fixed income securities include $302 million that have been in an unrealized loss position for less than twelve months.

[2] Related to securities with an unrealized loss position less than 20% of amortized cost, net, the degree of which suggests that these securities do not pose a high risk of having credit losses.

[3] No below investment grade fixed income securities have been in an unrealized loss position for a period of twelve or more consecutive months.

[4] Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contractual obligations.

Investment grade is defined as a security having a National Association of Insurance Commissioners ("NAIC") designation of 1 or 2, which is comparable to a rating of Aaa, Aa, A or Baa from Moody's Investors Service ("Moody's"), a rating of AAA, AA, A or BBB from S&P Global Ratings ("S&P"), a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities are principally related to an increase in market yields which may include increased risk-free interest rates or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

ABS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities' positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of (i) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (ii) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread. Municipal bonds in an unrealized loss position were evaluated based on the underlying credit quality of the primary obligor, obligation type and quality of the underlying assets.

As of December 31, 2022, the Company has not made the decision to sell and it is not more likely than not the Company will be required to sell fixed income securities with unrealized losses before recovery of the amortized cost basis.

Loans The Company establishes a credit loss allowance for mortgage loans and bank loans when they are originated or purchased, and for unfunded commitments unless they are unconditionally cancellable by the Company. The Company uses a probability of default and loss given default model for mortgage loans and bank loans to estimate current expected credit losses that considers all relevant information available including past events, current conditions, and reasonable and supportable forecasts over the life of an asset. The Company also considers such factors as historical losses, expected prepayments and various economic factors. For mortgage loans the Company considers origination vintage year and property level information such as debt service coverage, property type, property location and collateral value. For bank loans the Company considers the credit rating of the borrower, credit spreads and type of loan. After the reasonable and supportable forecast period, the Company's model reverts to historical loss trends.

Loans are evaluated on a pooled basis when they share similar risk characteristics. The Company monitors loans through a quarterly credit monitoring process to determine when they no longer share similar risk characteristics and are to be evaluated individually when estimating credit losses.

Loans are written off against their corresponding allowances when there is no reasonable expectation of recovery. If a loan recovers after a write-off, the estimate of expected credit losses includes the expected recovery.

Accrual of income is suspended for loans that are in default or when full and timely collection of principal and interest payments is not probable. Accrued income receivable is monitored for recoverability and when not expected to be collected is written off through net investment income. Cash receipts on loans on non-accrual status are generally recorded as a reduction of amortized cost.

Accrued interest is excluded from the amortized cost of loans and is reported within the accrued investment income line of the Consolidated Statements of Financial Position.

Accrued interest

($ in millions)	As of December 31,	
	2022	2021
Mortgage loans	$ 3	$ 2
Bank Loans	3	4

Mortgage loans When it is determined a mortgage loan shall be evaluated individually, the Company uses various methods to estimate credit losses on individual loans such as using collateral value less estimated costs to sell where applicable, including when foreclosure is probable or when repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. When collateral value is used, the mortgage loans may not have a credit loss allowance when the fair value of the collateral exceeds the loan's amortized cost. An alternative approach may be utilized to estimate credit losses using the present value of the loan's expected future repayment cash flows discounted at the loan's current effective interest rate.

Individual loan credit loss allowances are adjusted for subsequent changes in the fair value of the collateral less costs to sell, when applicable, or present value of the loan's expected future repayment cash flows.

Debt service coverage ratio is considered a key credit quality indicator when mortgage loan credit loss allowances are estimated. Debt service coverage ratio represents the amount of estimated cash flow from the property available to the borrower to meet principal and interest payment obligations. Debt service coverage ratio estimates are updated annually or more frequently if conditions are warranted based on the Company's credit monitoring process.

Mortgage loans amortized cost by debt service coverage ratio distribution and year of origination

	December 31, 2022							December 31, 2021
($ in millions)	2017 and prior	2018	2019	2020	2021	Current	Total	Total
Below 1.0	$ —	$ —	$ —	$ —	$ —	$ 18	$ 18	$ —
1.0 - 1.25	10	—	—	10	—	22	42	46
1.26 - 1.50	37	5	102	—	—	7	151	160
Above 1.50	36	73	136	42	217	54	558	621
Amortized cost before allowance	**$ 83**	**$ 78**	**$ 238**	**$ 52**	**$ 217**	**$ 101**	**$ 769**	**$ 827**
Allowance							(7)	(6)
Amortized cost, net							**$ 762**	**$ 821**

Mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to situations where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable term, the decrease in cash flows from the properties is considered temporary, or there are other risk mitigating factors such as additional collateral, escrow balances or borrower guarantees. Payments on all mortgage loans were current as of December 31, 2022, 2021 and 2020.

Rollforward of credit loss allowance for mortgage loans

	For the years ended December 31,		
($ in millions)	2022	2021	2020
Beginning balance	$ (6)	$ (67)	$ (3)
Cumulative effect of change in accounting principle	—	—	(42)
Net (increases) decreases related to credit losses	(1)	40	(39)
Reduction of allowance related to sales	—	21	17
Write-offs	—	—	—
Ending balance [(1)]	**$ (7)**	**$ (6)**	**$ (67)**

[(1)] Includes $59 million of credit loss allowance for mortgage loans that are classified as held for sale as of December 31, 2020.

Bank loans When it is determined a bank loan shall be evaluated individually, the Company uses various methods to estimate credit losses on individual loans such as the present value of the loan's expected future repayment cash flows discounted at the loan's current effective interest rate.

Credit ratings of the borrower are considered a key credit quality indicator when bank loan credit loss allowances are estimated. The ratings are updated quarterly and are either received from a nationally recognized rating agency or a comparable internal rating is derived if an externally provided rating is not available. The year of origination is determined to be the year in which the asset is acquired.

Bank loans amortized cost by credit rating and year of origination

($ in millions)	December 31, 2022							December 31, 2021
	2017 and prior	2018	2019	2020	2021	Current	Total	Total
NAIC 2 / BBB	$ —	$ —	$ 6	$ 6	$ 37	$ 5	$ 54	$ 86
NAIC 3 / BB	6	—	5	2	239	14	266	656
NAIC 4 / B	7	16	17	15	241	33	329	768
NAIC 5-6 / CCC and below	21	10	36	8	14	5	94	125
Amortized cost before allowance	$ 34	$ 26	$ 64	$ 31	$ 531	$ 57	$ 743	$ 1,635
Allowance							(57)	(61)
Amortized cost, net							$ 686	$ 1,574

Rollforward of credit loss allowance for bank loans

($ in millions)	For the years ended December 31,		
	2022	2021	2020
Beginning balance	$ (61)	$ (67)	$ —
Cumulative effect of change in accounting principle	—	—	(53)
Net decreases related to credit losses	(26)	(15)	(28)
Reduction of allowance related to sales	30	21	9
Write-offs	—	—	5
Ending balance [1]	$ (57)	$ (61)	$ (67)

[1] Includes $16 million of credit loss allowance for bank loans that are classified as held for sale as of December 31, 2020.

Note 6   Fair Value of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Consolidated Statements of Financial Position at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2: Assets and liabilities whose values are based on the following:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third-party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1) Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company's use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2) Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

Certain assets are not carried at fair value on a recurring basis, including mortgage loans, bank loans and policy loans and are only included in the fair value hierarchy disclosure when the individual investment is reported at fair value.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Summary of significant inputs and valuation techniques for Level 2 and Level 3 assets and liabilities measured at fair value on a recurring basis

Level 2 measurements

- *Fixed income securities:*

  U.S. government and agencies, municipal, corporate - public and foreign government: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

  Corporate - privately placed: Privately placed are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer.

  Corporate - privately placed also includes redeemable preferred stock that are valued using quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads.

  ABS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, collateral performance, and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. Residential mortgage-backed securities ("MBS"), included in ABS, use prepayment speeds as a primary input for valuation.

- *Equity securities:* The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

- *Short-term:* The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

- *Other investments:* Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active.

  Over-the-counter ("OTC") derivatives, including interest rate swaps, foreign currency swaps, total return swaps, foreign exchange forward contracts, certain options and certain credit default swaps, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, index price levels, currency rates, and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Level 3 measurements

- *Fixed income securities:*

  Municipal: Comprise municipal bonds that are not rated by third-party credit rating agencies. The primary inputs to the valuation of these municipal bonds include quoted prices for identical or similar assets that are not market observable, contractual cash flows, benchmark yields and credit spreads. Also included are municipal bonds valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable and municipal bonds in default valued based on the present value of expected cash flows.

  Corporate - public and privately placed and ABS: Primarily valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs for corporate fixed income securities include an interest rate yield curve, as well as published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer.

- *Equity securities:* The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets that are not market observable.

- *Short-term:* For certain short-term investments, amortized cost is used as the best estimate of fair value.

- *Other investments:* Certain OTC derivatives, such as interest rate caps, certain credit default swaps and certain options (including swaptions), are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads and quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

- *Other assets:* Includes the contingent consideration provision in the sale agreement for ALIC which meets the definition of a derivative. This derivative is valued internally using a model that includes stochastically determined cash flows and inputs that include spot and forward interest rates, volatility, corporate credit spreads and a liquidity discount. This derivative is categorized as Level 3 due to the significance of non-market observable inputs.

- *Assets held for sale:* Comprise municipal, corporate and ABS fixed income securities and equity securities. The valuation is based on the respective asset type as described above.

- *Liabilities held for sale:* Comprise derivatives embedded in certain life and annuity contracts which are valued internally using models widely accepted in the financial services industry that determine a single best estimate of fair value for the embedded derivatives within a block of contractholder liabilities. The models primarily use stochastically determined cash flows based on the contractual elements of embedded derivatives, projected option cost and applicable market data, such as interest rate yield curves and equity index volatility assumptions. These are categorized as Level 3 as a result of the significance of non-market observable inputs.

Assets measured at fair value on a non-recurring basis

Comprise long-lived assets to be disposed of by sale, including real estate, that are written down to fair value less costs to sell.

Investments excluded from the fair value hierarchy

Limited partnerships carried at fair value, which do not have readily determinable fair values, use NAV provided by the investees and are excluded from the fair value hierarchy. These investments are generally not redeemable by the investees and generally cannot be sold without approval of the general partner. The Company receives distributions of income and proceeds from the liquidation of the underlying assets of the investees, which usually takes place in years 4-9 of the typical contractual life of 10-12 years. As of December 31, 2022, the Company has commitments to invest $214 million in these limited partnership interests.

Assets and liabilities measured at fair value

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Counterparty and cash collateral netting	Total
	As of December 31, 2022				
Assets					
Fixed income securities:					
U.S. government and agencies	$ 7,878	$ 20	$ —		$ 7,898
Municipal	—	6,189	21		6,210
Corporate - public	—	18,547	69		18,616
Corporate - privately placed	—	7,592	55		7,647
Foreign government	—	957	—		957
ABS	—	1,129	28		1,157
Total fixed income securities	**7,878**	**34,434**	**173**		**42,485**
Equity securities	3,936	298	333		4,567
Short-term investments	508	3,659	6		4,173
Other investments	—	23	3	$ (22)	4
Other assets	3	—	103		106
Total recurring basis assets	**12,325**	**38,414**	**618**	**(22)**	**51,335**
Non-recurring basis	—	—	23		23
Total assets at fair value	**$ 12,325**	**$ 38,414**	**$ 641**	**$ (22)**	**$ 51,358**
% of total assets at fair value	24.0 %	74.8 %	1.2 %	— %	100.0 %
Investments reported at NAV					1,246
Total					**$ 52,604**
Liabilities					
Other liabilities	$ (1)	$ (25)	$ —	$ 21	$ (5)
Total recurring basis liabilities	**(1)**	**(25)**	**—**	**21**	**(5)**
Total liabilities at fair value	**$ (1)**	**$ (25)**	**$ —**	**$ 21**	**$ (5)**
% of total liabilities at fair value	20.0 %	500.0 %	— %	(420.0)%	100.0 %

Assets and liabilities measured at fair value

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Counterparty and cash collateral netting	Total
As of December 31, 2021					
Assets					
Fixed income securities:					
U.S. government and agencies	$ 6,247	$ 26	$ —		$ 6,273
Municipal	—	6,375	18		6,393
Corporate - public	—	16,569	20		16,589
Corporate - privately placed	—	10,675	66		10,741
Foreign government	—	985	—		985
ABS	—	1,115	40		1,155
Total fixed income securities	**6,247**	**35,745**	**144**		**42,136**
Equity securities	6,312	400	349		7,061
Short-term investments	1,140	2,864	5		4,009
Other investments	—	34	2	$ (22)	14
Other assets	1	—	65		66
Total recurring basis assets	**13,700**	**39,043**	**565**	**(22)**	**53,286**
Non-recurring basis	—	—	32		32
Total assets at fair value	**$ 13,700**	**$ 39,043**	**$ 597**	**$ (22)**	**$ 53,318**
% of total assets at fair value	25.7 %	73.2 %	1.1 %	— %	100.0 %
Investments reported at NAV					1,531
Total					**$ 54,849**
Liabilities					
Other liabilities	$ (3)	$ (12)	$ —	$ 7	$ (8)
Total recurring basis liabilities	**(3)**	**(12)**	**—**	**7**	**(8)**
Total liabilities at fair value	**$ (3)**	**$ (12)**	**$ —**	**$ 7**	**$ (8)**
% of total liabilities at fair value	37.5 %	150.0 %	— %	(87.5)%	100.0 %

As of December 31, 2022 and 2021, Level 3 fair value measurements of fixed income securities total $173 million and $144 million, respectively, and include $70 million and $41 million, respectively, of securities valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable and $21 million and $16 million, respectively, of municipal fixed income securities that are not rated by third-party credit rating agencies. As the Company does not develop the Level 3 fair value unobservable inputs for these fixed income securities, they are not included in the table above. However, an increase (decrease) in credit spreads for fixed income securities valued based on non-binding broker quotes would result in a lower (higher) fair value, and an increase (decrease) in the credit rating of municipal bonds that are not rated by third-party credit rating agencies would result in a higher (lower) fair value.

Rollforward of Level 3 assets and liabilities held at fair value during the year ended December 31, 2022

($ in millions)	Balance as of December 31, 2021	Total gains (losses) included in: Net income	OCI	Transfers Into Level 3	Out of Level 3	Purchases	Sales	Issues	Settlements	Balance as of December 31, 2022
Assets										
Fixed income securities:										
Municipal	$ 18	$ —	$ 1	$ 2	$ —	$ 2	$ —	$ —	$ (2)	$ 21
Corporate - public	20	—	(5)	—	—	66	(10)	—	(2)	69
Corporate - privately placed	66	19	2	—	—	34	(65)	—	(1)	55
ABS	40	1	—	—	(28)	17	—	—	(2)	28
Total fixed income securities	**144**	**20**	**(2)**	**2**	**(28)**	**119**	**(75)**	**—**	**(7)**	**173**
Equity securities	349	16	—	—	—	13	(45)	—	—	333
Short-term investments	5	—	—	—	—	23	—	—	(22)	6
Other investments	2	2	—	—	—	—	(1)	—	—	3
Other assets	65	38	—	—	—	—	—	—	—	103
Total recurring Level 3 assets	**565**	**76**	**(2)**	**2**	**(28)**	**155**	**(121)**	**—**	**(29)**	**618**
Liabilities										
Total recurring Level 3 liabilities	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

Rollforward of Level 3 assets and liabilities held at fair value during the year ended December 31, 2021

($ in millions)	Balance as of December 31, 2020	Total gains (losses) included in: Net income	OCI	Transfers Into Level 3	Out of Level 3	Purchases	Sales	Issues	Settlements	Balance as of December 31, 2021
Assets										
Fixed income securities:										
Municipal	$ 17	$ —	$ —	$ 1	$ —	$ 3	$ —	$ —	$ (3)	$ 18
Corporate - public	67	1	(1)	—	—	13	(53)	—	—	20
Corporate - privately placed	63	(2)	3	10	—	6	(23)	—	(5)	66
ABS	79	—	1	4	(32)	47	(5)	—	(54)	40
Total fixed income securities	**226**	**(1)**	**3**	**15**	**(32)**	**69**	**(81)**	**—**	**(62)**	**144**
Equity securities	304	61	—	—	—	43	(160)	—	—	349
Short-term investments	35	—	—	—	—	5	—	—	(35)	5
Other investments	—	—	—	—	—	3	(1)	—	—	2
Other assets	—	65	—	—	—	—	—	—	—	65
Assets held for sale	267	3	(1)	17	(13)	4	(163)	—	(6)	—
Total recurring Level 3 assets	**832**	**128**	**2**	**32**	**(45)**	**124**	**(405)**	**—**	**(103)**	**565**
Liabilities										
Liabilities held for sale	(516)	35	—	—	—	—	492	(28)	17	—
Total recurring Level 3 liabilities	$ (516)	$ 35	$ —	$ —	$ —	$ —	$ 492	$ (28)	$ 17	$ —

Rollforward of Level 3 assets and liabilities held at fair value during the year ended December 31, 2020

($ in millions)	Balance as of December 31, 2019	Total gains (losses) included in: Net income	OCI	Transfers Into Level 3	Out of Level 3	Purchases	Sales	Issues	Settlements	Balance as of December 31, 2020
Assets										
Fixed income securities:										
Municipal	$ 22	$ —	$ —	$ —	$ —	$ —	$ (3)	$ —	$ (2)	$ 17
Corporate - public	36	—	1	1	—	48	(19)	—	—	67
Corporate - privately placed	32	—	(5)	21	—	17	(2)	—	—	63
ABS	84	(1)	—	54	(49)	59	(26)	—	(42)	79
Total fixed income securities	**174**	**(1)**	**(4)**	**76**	**(49)**	**124**	**(50)**	**—**	**(44)**	**226**
Equity securities	255	—	—	—	—	57	(8)	—	—	304
Short-term investments	25	—	—	—	(25)	35	—	—	—	35
Assets held for sale	284	1	(8)	52	(42)	24	(37)	—	(7)	267
Total recurring Level 3 assets	**738**	**—**	**(12)**	**128**	**(116)**	**240**	**(95)**	**—**	**(51)**	**832**
Liabilities										
Liabilities held for sale	(462)	(43)	—	—	—	—	—	(34)	23	(516)
Total recurring Level 3 liabilities	**$ (462)**	**$ (43)**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ (34)**	**$ 23**	**$ (516)**

Total Level 3 gains (losses) included in net income

	For the years ended December 31,		
($ in millions)	2022	2021	2020
Net investment income	$ 15	$ 1	$ (16)
Net gains (losses) on investments and derivatives	61	124	15

Transfers into Level 3 during 2022, 2021 and 2020 included situations where a quote was not provided by the Company's independent third-party valuation service provider and as a result the price was stale or had been replaced with a broker quote where the inputs had not been corroborated to be market observable resulting in the security being classified as Level 3.

Transfers out of Level 3 during 2022, 2021 and 2020 included situations where a broker quote was used in the prior period and a quote became available from the Company's independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

Valuation changes included in net income and OCI for Level 3 assets and liabilities held as of December 31,

($ in millions)	2022	2021	2020
Assets			
Fixed income securities:			
Corporate - public	$ —	$ —	$ (1)
Corporate - privately placed	1	(2)	—
Total fixed income securities	**1**	**(2)**	**(1)**
Equity securities	14	28	(1)
Other investments	2	—	—
Other assets	38	65	—
Total recurring Level 3 assets	**$ 55**	**$ 91**	**$ (2)**
Liabilities			
Liabilities held for sale	$ —	$ —	$ (43)
Total recurring Level 3 liabilities	**—**	**—**	**(43)**
Total included in net income	**$ 55**	**$ 91**	**$ (45)**
Components of net income			
Net investment income	$ 14	$ 1	$ (16)
Net gains (losses) on investments and derivatives	41	90	14
Total included in net income	**$ 55**	**$ 91**	**$ (2)**
Assets			
Municipal	$ 1	$ —	$ —
Corporate - public	(5)	—	1
Corporate - privately placed	—	3	(5)
Assets held for sale	—	—	(5)
Changes in unrealized net capital gains and losses reported in OCI	**$ (4)**	**$ 3**	**$ (9)**

Financial instruments not carried at fair value

($ in millions)		December 31, 2022		December 31, 2021	
Financial assets	Fair value level	Amortized cost, net	Fair value	Amortized cost, net	Fair value
Mortgage loans	Level 3	$ 762	$ 700	$ 821	$ 853
Bank loans	Level 3	686	686	1,574	1,634
Financial liabilities	Fair value level	Carrying value [(1)]	Fair value	Carrying value [(1)]	Fair value
Contractholder funds on investment contracts	Level 3	$ 50	$ 50	$ 55	$ 55
Debt	Level 2	7,964	7,449	7,976	9,150
Liability for collateral	Level 2	2,011	2,011	1,444	1,444

[(1)] Represents the amounts reported on the Consolidated Statements of Financial Position.

Note 7   Derivative Financial Instruments and Off-balance Sheet Financial Instruments

The Company uses derivatives for risk reduction and to increase investment portfolio returns through asset replication. Risk reduction activity is focused on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations, increases in credit spreads and foreign currency fluctuations.

Asset replication refers to the "synthetic" creation of assets through the use of derivatives. The Company replicates fixed income securities using a combination of a credit default swap, index total return swap, options, futures, or a foreign currency forward contract and one or more highly rated fixed income securities, primarily investment grade host bonds, to synthetically replicate the economic characteristics of one or more cash market securities. The Company replicates equity securities using futures, index total return swaps, and options to increase equity exposure.

Property-Liability may use interest rate swaps, swaptions, futures and options to manage the interest rate risks of existing investments. These instruments are utilized to change the duration of the portfolio in order to offset the economic effect that interest rates would otherwise have on the fair value of its fixed income securities. Fixed income index total return swaps are used to offset valuation losses in the fixed income portfolio during periods of declining market values. Credit default swaps are typically used to mitigate the credit risk within the Property-Liability fixed income portfolio. Equity index total return swaps, futures and options are used by Property-Liability to offset valuation losses in the equity portfolio during periods of declining equity market values. In addition, equity futures are used to hedge the market risk related to deferred compensation liability contracts. Forward contracts are primarily used by Property-Liability to hedge foreign currency risk associated with holding foreign currency denominated investments and foreign operations.

Prior to December 31, 2022, the Company also had derivatives embedded in non-derivative host contracts that are required to be separated from the host contracts and accounted for at fair value with changes in fair value of embedded derivatives reported in net income.

When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges.

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements. However, the notional amounts specified in credit default swaps where the Company has sold credit protection represent the maximum amount of potential loss, assuming no recoveries.

Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive or pay to terminate the derivative contracts at the reporting date. The carrying value amounts for OTC derivatives are further adjusted for the effects, if any, of enforceable master netting agreements and are presented on a net basis, by counterparty agreement, in the Consolidated Statements of Financial Position.

For those derivatives which qualify and have been designated as fair value accounting hedges, net income includes the changes in the fair value of both the derivative instrument and the hedged risk. For cash flow hedges, gains and losses are amortized from AOCI and are reported in net income in the same period the forecasted transactions being hedged impact net income.

Non-hedge accounting is generally used for "portfolio" level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements to permit the application of hedge accounting. For non-hedge derivatives, net income includes changes in fair value and accrued periodic settlements, when applicable. With the exception of non-hedge derivatives used for asset replication and non-hedge embedded derivatives, all of the Company's derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis.

In connection with the sale of ALIC and certain affiliates in 2021, the sale agreement includes a provision related to contingent consideration that may be earned over a ten-year period with the first potential payment date commencing on January 1, 2026 and a final potential payment date of January 1, 2035. The contingent consideration is determined annually based on the average 10-year Treasury rate over the preceding 3-year period compared to a designated rate. The contingent consideration meets the definition of a derivative and is accounted for on a fair value basis with periodic changes in fair value reflected in earnings.

Summary of the volume and fair value positions of derivative instruments as of December 31, 2022

($ in millions, except number of contracts)	Balance sheet location	Volume [1] Notional amount	Number of contracts	Fair value, net	Gross asset	Gross liability
Asset derivatives						
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Futures	Other assets	n/a	24,380	$ 3	$ 3	$ —
Equity and index contracts						
Futures	Other assets	n/a	343	—	—	—
Foreign currency contracts						
Foreign currency forwards	Other investments	$ 354	n/a	1	14	(13)
Contingent consideration	Other assets	250	n/a	103	103	—
Credit default contracts						
Credit default swaps – buying protection	Other investments	24	n/a	—	1	(1)
Total asset derivatives		$ 628	24,723	$ 107	$ 121	$ (14)
Liability derivatives						
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Futures	Other liabilities & accrued expenses	n/a	1,624	$ —	$ —	$ —
Equity and index contracts						
Futures	Other liabilities & accrued expenses	n/a	1,229	(1)	—	(1)
Foreign currency contracts						
Foreign currency forwards	Other liabilities & accrued expenses	$ 283	n/a	—	7	(7)
Credit default contracts						
Credit default swaps – buying protection	Other liabilities & accrued expenses	525	n/a	(3)	1	(4)
Total liability derivatives		808	2,853	(4)	$ 8	$ (12)
Total derivatives		$ 1,436	27,576	$ 103		

[1] Volume for OTC and cleared derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

Summary of the volume and fair value positions of derivative instruments as of December 31, 2021

| ($ in millions, except number of contracts) | Balance sheet location | Volume [1] | | Fair value, net | Gross asset | Gross liability |
		Notional amount	Number of contracts			
Asset derivatives						
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Futures	Other assets	n/a	1,181	$ 1	$ 1	$ —
Equity and index contracts						
Options	Other investments	n/a	61	5	5	—
Futures	Other assets	n/a	113	—	—	—
Foreign currency contracts						
Foreign currency forwards	Other investments	$ 2	n/a	—	—	—
Embedded derivative financial instruments	Other investments	750	n/a	—	—	—
Contingent consideration	Other assets	250	n/a	65	65	—
Credit default contracts						
Credit default swaps – buying protection	Other investments	33	n/a	(1)	—	(1)
Credit default swaps – selling protection	Other investments	250	n/a	6	6	—
Total asset derivatives		$ 1,285	1,355	$ 76	$ 77	$ (1)
Liability derivatives						
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Futures	Other liabilities & accrued expenses	n/a	36,668	$ (2)	$ —	$ (2)
Equity and index contracts						
Futures	Other liabilities & accrued expenses	n/a	1,260	(1)	—	(1)
Foreign currency contracts						
Foreign currency forwards	Other liabilities & accrued expenses	715	n/a	16	23	(7)
Credit default contracts						
Credit default swaps – buying protection	Other liabilities & accrued expenses	70	n/a	(4)	—	(4)
Credit default swaps – selling protection	Other liabilities & accrued expenses	5	n/a	—	—	—
Total liability derivatives		790	37,928	9	$ 23	$ (14)
Total derivatives		$ 2,075	39,283	$ 85		

[1] Volume for OTC and cleared derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

Gross and net amounts for OTC derivatives [1]

| ($ in millions) | Gross amount | Offsets | | Net amount on balance sheet | Securities collateral (received) pledged | Net amount |
		Counter-party netting	Cash collateral (received) pledged			
December 31, 2022						
Asset derivatives	$ 23	$ (22)	$ —	$ 1	$ —	$ 1
Liability derivatives	(22)	22	(1)	(1)	—	(1)
December 31, 2021						
Asset derivatives	$ 23	$ (24)	$ 2	$ 1	$ —	$ 1
Liability derivatives	(10)	24	(17)	(3)	—	(3)

[1] All OTC derivatives are subject to enforceable master netting agreements.

Gains (losses) from valuation and settlements reported on derivatives not designated as accounting hedges

($ in millions)	Net gains (losses) on investments and derivatives		Accident, health and other policy benefits		Operating costs and expenses		(Loss) income from discontinued operations		Total gain (loss) recognized in net income on derivatives	
2022										
Interest rate contracts	$	737	$	—	$	—	$	—	$	737
Equity and index contracts		94		—		(43)		—		51
Contingent consideration		—		—		38		—		38
Foreign currency contracts		47		—		(6)		—		41
Credit default contracts		(4)		—		—		—		(4)
Other contracts		—		—		(1)		—		(1)
Total	$	874	$	—	$	(12)	$	—	$	862
2021										
Interest rate contracts	$	22	$	—	$	—	$	—	$	22
Equity and index contracts		(7)		27		45		—		65
Contingent consideration		—		—		—		65		65
Foreign currency contracts		32		—		—		—		32
Credit default contracts		7		—		—		—		7
Total return swaps - fixed income		4		—		—		—		4
Total	$	58	$	27	$	45	$	65	$	195
2020										
Interest rate contracts	$	36	$	—	$	—	$	—	$	36
Equity and index contracts		15		—		29		—		44
Foreign currency contracts		(13)		—		—		—		(13)
Credit default contracts		6		—		—		—		6
Total return swaps - fixed income		1		—		—		—		1
Total return swaps - equity		4		—		—		—		4
Total	$	49	$	—	$	29	$	—	$	78

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements ("MNAs") and obtaining collateral where appropriate. The Company uses MNAs for OTC derivative transactions that permit either party to net payments due for transactions and collateral is either pledged or obtained when certain predetermined exposure limits are exceeded.

OTC cash and securities collateral pledged

($ in millions)	December 31, 2022
Pledged by the Company	$ 11
Pledged to the Company [1]	12

[1] $10 million of collateral was posted under MNAs for contracts containing credit-risk-contingent provisions that are in a liability provision.

The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

Counterparty credit exposure represents the Company's potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the fair value of OTC derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of legally enforceable master netting agreements.

OTC derivatives counterparty credit exposure by counterparty credit rating

($ in millions)	December 31, 2022				December 31, 2021			
Rating [1]	Number of counter-parties	Notional amount [2]	Credit exposure [2]	Exposure, net of collateral [2]	Number of counter-parties	Notional amount [2]	Credit exposure [2]	Exposure, net of collateral [2]
A+	1	$ 128	$ 5	$ —	1	$ 199	$ 7	$ —
A	1	192	7	—	1	367	9	—
Total	2	$ 320	$ 12	$ —	2	$ 566	$ 16	$ —

[1] Allstate uses the lower of S&P's or Moody's long-term debt issuer ratings.

[2] Only OTC derivatives with a net positive fair value are included for each counterparty.

For certain exchange traded and cleared derivatives, margin deposits are required as well as daily cash settlements of margin accounts.

Exchange traded and cleared margin deposits

($ in millions)	December 31, 2022
Pledged by the Company	$ 177
Received by the Company	—

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

Certain of the Company's derivative transactions contain credit-risk-contingent termination events and cross-default provisions. Credit-risk-contingent termination events allow the counterparties to terminate the derivative agreement or a specific trade on certain dates if AIC's financial strength credit ratings by Moody's or S&P fall below a certain level. Credit-risk-contingent cross-default provisions allow the counterparties to terminate the derivative agreement if the Company defaults by pre-determined threshold amounts on certain debt instruments.

The following table summarizes the fair value of derivative instruments with termination, cross-default or collateral credit-risk-contingent features that are in a liability position, as well as the fair value of assets and collateral that are netted against the liability in accordance with provisions within legally enforceable MNAs.

($ in millions)	December 31, 2022	December 31, 2021
Gross liability fair value of contracts containing credit-risk-contingent features	$ 21	$ 8
Gross asset fair value of contracts containing credit-risk-contingent features and subject to MNAs	(11)	(7)
Collateral posted under MNAs for contracts containing credit-risk-contingent features	(10)	—
Maximum amount of additional exposure for contracts with credit-risk-contingent features if all features were triggered concurrently	$ —	$ 1

Credit derivatives - selling protection

A credit default swap ("CDS") is a derivative instrument, representing an agreement between two parties to exchange the credit risk of a specified entity (or a group of entities), or an index based on the credit risk of a group of entities (all commonly referred to as the "reference entity" or a portfolio of "reference entities"), in return for a periodic premium. In selling protection, CDS are used to replicate fixed income securities and to complement the cash market when credit exposure to certain issuers is not available or when the derivative alternative is less expensive than the cash market alternative. CDS typically have a five-year term. As of December 31, 2022, there were no open CDS positions.

CDS notional amounts by credit rating and fair value of protection sold

	Notional amount						
($ in millions)	AAA	AA	A	BBB	BB and lower	Total	Fair value
December 31, 2021							
Single name							
Corporate debt	$ —	$ —	$ —	$ —	$ 5	$ 5	$ —
Index							
Corporate debt	2	4	46	190	8	250	6
Total	$ 2	$ 4	$ 46	$ 190	$ 13	$ 255	$ 6

In selling protection with CDS, the Company sells credit protection on an identified single name or credit derivative index ("CDX") that is generally investment grade, and in return receives periodic premiums through expiration or termination of the agreement. With single name CDS, this premium or credit spread generally corresponds to the difference between the yield on the reference entity's public fixed maturity cash instruments and swap rates at the time the agreement is executed. CDX is utilized to take a position on multiple (generally 125) reference entities. Credit events are typically defined as bankruptcy, failure to pay, or restructuring, depending on the nature of the reference entities. If a credit event occurs, the Company settles with the counterparty, either through physical settlement or cash settlement. In a physical settlement, a reference asset is delivered by the buyer of protection to the Company, in exchange for cash payment at par, whereas in a cash settlement, the Company pays the difference between

par and the prescribed value of the reference asset. When a credit event occurs in a single name or FTD basket (for FTD, the first credit event occurring for any one name in the basket), the contract terminates at the time of settlement. For CDX, the reference entity's name incurring the credit event is removed from the index while the contract continues until expiration. The maximum payout on a CDS is the contract notional amount. A physical settlement may afford the Company with recovery rights as the new owner of the asset.

The Company monitors risk associated with credit derivatives through individual name credit limits at both a credit derivative and a combined cash instrument/credit derivative level. The ratings of individual names for which protection has been sold are also monitored.

Off-balance sheet financial instruments

Commitments to invest, commitments to purchase private placement securities, commitments to fund loans, financial guarantees and credit guarantees have off-balance sheet risk because their contractual amounts are not recorded in the Company's Consolidated Statements of Financial Position.

Contractual amounts of off-balance sheet financial instruments

	As of December 31,	
($ in millions)	2022	2021
Commitments to invest in limited partnership interests	$ 2,778	$ 2,720
Private placement commitments	114	104
Other loan commitments	10	16

In the preceding table, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance sheet financial instruments with credit risk.

Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business. Because the investments in limited partnerships are not actively traded, it is not practical to estimate the fair value of these commitments.

Private placement commitments represent commitments to purchase private placement debt and private equity securities at a future date. The Company enters into these agreements in the normal course of business. The fair value of the debt commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final. Because the private equity securities are not actively traded, it is not practical to estimate fair value of the commitments.

Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Unless unconditionally cancellable, the Company recognizes a credit loss allowance on such commitments. Commitments have either fixed or varying expiration dates or other termination clauses. The fair value of these commitments is insignificant.

Note 8   Variable Interest Entities

Consolidated VIEs, of which the Company is the primary beneficiary, primarily include Adirondack Insurance Exchange, a New York reciprocal insurer, and New Jersey Skylands Insurance Association, a New Jersey reciprocal insurer (together "Reciprocal Exchanges"). The Reciprocal Exchanges are insurance carriers organized as unincorporated associations. The Company does not own the equity of the Reciprocal Exchanges, which is owned by their respective policyholders.

The Company manages the business operations of the Reciprocal Exchanges and has the power to direct their activities that most significantly impact their economic performance. The Company receives a management fee for the services provided to the Reciprocal Exchanges. In addition, as of both December 31, 2022 and 2021, the Company holds interests of $123 million in the form of surplus notes included in other liabilities and expenses on the Statement of Assets and Liabilities of the Reciprocal Exchanges that provide capital to the Reciprocal Exchanges and would absorb any expected losses. The Company is therefore the primary beneficiary. In addition, the Company provides quota share reinsurance on the property business of the Reciprocal Exchanges.

In the event of dissolution, policyholders would share any residual unassigned surplus but are not subject to assessment for any deficit in unassigned surplus of the Reciprocal Exchanges. The assets of the Reciprocal Exchanges can be used only to settle the obligations of the Reciprocal Exchanges and general creditors have no recourse to the Company.

The results of operations of the Reciprocal Exchanges are included in the Company's Allstate Protection segment and generated $164 million and $181 million of earned premiums in 2022 and 2021, respectively.

Claims and claims expenses were $130 million and $135 million in 2022 and 2021, respectively.

Assets and liabilities of Reciprocal Exchanges

($ in millions)	December 31, 2022		December 31, 2021	
Assets				
Fixed income securities	$	302	$	324
Short-term investments		13		30
Deferred policy acquisition costs		15		15
Premium installment and other receivables, net		43		42
Reinsurance recoverables, net		97		114
Other assets		90		82
Total assets		**560**		**607**
Liabilities				
Reserve for property and casualty insurance claims and claims expense		209		226
Unearned premiums		171		175
Other liabilities and expenses		311		265
Total liabilities	$	**691**	$	**666**

Note 9   Reserve for Property and Casualty Insurance Claims and Claims Expense

The Company establishes reserves for claims and claims expense on reported and unreported claims of insured losses. The Company's reserving process takes into account known facts and interpretations of circumstances and factors including the Company's experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions.

When the Company experiences changes in the mix or type of claims or changing claim settlement patterns or data, it applies actuarial judgment in the determination and selection of development factors to develop reserve liabilities. For example, the Coronavirus has had a significant impact on driving patterns and auto frequency. Supply chain disruptions have resulted in higher parts costs, used car values and longer time to claim resolution, which have combined with labor shortages to increase physical damage loss costs. Medical inflation, treatment trends, attorney representation, litigation costs and more severe accidents have contributed to higher third-party bodily injury loss costs. The company has also digitized and modified claim processes to increase effectiveness and efficiency. These factors may lead to historical development trends being less predictive of future loss development, potentially creating additional reserve variability. Generally, the initial reserves for a new accident year are established based on claim frequency and severity assumptions for different business segments, lines and coverages based on historical relationships to relevant inflation indicators. Reserves for prior accident years are statistically determined using several different actuarial estimation methods. Changes in auto claim frequency may result from changes in mix of business, driving behaviors, miles driven or other factors. Changes in auto current year claim severity are generally influenced by inflation in the medical and auto repair sectors, the effectiveness and efficiency of claim practices and changes in mix of claim types. The Company mitigates these effects through various loss management programs. When such changes in claim data occur, actuarial judgment is used to determine appropriate development factors to establish reserves. The Company's reserving process incorporates changes in loss patterns, operational statistics and changes in claims reporting processes to determine its best estimate of recorded reserves.

As part of the reserving process, the Company may also supplement its claims processes by utilizing third-party adjusters, appraisers, engineers, inspectors, and other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims. The effects of inflation are implicitly considered in the reserving process.

Because reserves are estimates of unpaid portions of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, Run-off Property-Liability and reinsurance and indemnification recoverables, is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimates.

The highest degree of uncertainty is associated with reserves for losses incurred in the initial reporting period as it contains the greatest proportion of losses that have not been reported or settled as well as heightened uncertainty for claims that involve litigation or take longer to settle during periods of rapidly increasing loss costs. The Company also has uncertainty in the Run-off Property-Liability reserves that are based on events long since passed and are complicated by lack of historical data, legal interpretations, unresolved legal issues and legislative intent based on establishment of facts.

The Company regularly updates its reserve estimates as new information becomes available and as events unfold that may affect the resolution of unsettled claims. Changes in reserve estimates, which may be material, are reported in property and casualty insurance claims and claims expense in the Consolidated Statements of Operations in the period such changes are determined.

Management believes that the reserve for property and casualty insurance claims and claims expense, net of recoverables, is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by the date of the Consolidated Statements of Financial Position based on available facts, laws and regulations.

Rollforward of reserve for property and casualty insurance claims and claims expense

($ in millions)	2022	2021	2020
Balance as of January 1	$ 33,060	$ 27,610	$ 27,712
Less recoverables [1]	(9,479)	(7,033)	(6,912)
Net balance as of January 1	**23,581**	**20,577**	**20,800**
National General acquisition as of January 4, 2021	—	1,797	—
SafeAuto acquisition as of October 1, 2021	—	134	—
Incurred claims and claims expense related to:			
Current year	35,523	29,196	22,437
Prior years	1,741	122	(436)
Total incurred	**37,264**	**29,318**	**22,001**
Claims and claims expense paid related to:			
Current year	(20,739)	(18,438)	(14,245)
Prior years	(11,741)	(9,807)	(7,979)
Total paid	**(32,480)**	**(28,245)**	**(22,224)**
Net balance as of December 31	28,365	23,581	20,577
Plus recoverables	9,176	9,479	7,033
Balance as of December 31	**$ 37,541**	**$ 33,060**	**$ 27,610**

[1] Recoverables comprises reinsurance and indemnification recoverables. See Note 11 for further details.

Reconciliation of total claims and claims expense incurred and paid by coverage

($ in millions)	December 31, 2022 Incurred	Paid
Allstate Protection		
Auto insurance - liability coverage	$ 14,376	$ (11,173)
Auto insurance - physical damage coverage	9,411	(8,802)
Homeowners insurance	6,971	(5,977)
Total auto and homeowners insurance	30,758	(25,952)
Other personal lines	1,520	(1,317)
Commercial lines	1,256	(817)
Protection Services	440	(438)
Run-off Property-Liability	116	(86)
Unallocated loss adjustment expenses ("ULAE")	3,048	(2,847)
Claims incurred and paid from before 2018	80	(787)
Other [(1)]	46	(236)
Total	**$ 37,264**	**$ (32,480)**

(1) Paid and incurred amounts primarily related to the effect of foreign currency translation adjustments. Additionally, paid includes the acquisition of SafeAuto.

Incurred claims and claims expense represents the sum of paid losses, claim adjustment expenses and reserve changes in the calendar year. This expense includes losses from catastrophes of $3.11 billion, $3.34 billion and $2.81 billion in 2022, 2021 and 2020, respectively, net of recoverables. Catastrophes are an inherent risk of the property and casualty insurance business that have contributed to, and will continue to contribute to, material year-to-year fluctuations in the Company's results of operations and financial position.

The Company calculates and records a single best reserve estimate for losses from catastrophes, in conformance with generally accepted actuarial standards. As a result, management believes that no other estimate is better than the recorded amount. Due to the uncertainties involved, including the factors described above, the ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimates. Accordingly, management believes that it is not practical to develop a meaningful range for any such changes in losses incurred.

Prior year reserve reestimates included in claims and claims expense [(1)]

	Twelve months ended December 31,								
	Non-catastrophe losses			Catastrophe losses			Total		
($ in millions)	2022	2021	2020	2022	2021 [(2)(3)]	2020 [(4)]	2022	2021	2020
Auto	$ 1,249	$ 178	$ (63)	$ (64)	$ (29)	$ (44)	$ 1,185	$ 149	$ (107)
Homeowners	113	12	(17)	81	(165)	(422)	194	(153)	(439)
Other personal lines	(34)	(96)	(27)	2	(11)	(39)	(32)	(107)	(66)
Commercial lines	273	116	34	(1)	3	2	272	119	36
Run-off Property-Liability [(5)]	125	116	141	—	—	—	125	116	141
Protection Services	(3)	(2)	(1)	—	—	—	(3)	(2)	(1)
Total prior year reserve reestimates	**$ 1,723**	**$ 324**	**$ 67**	**$ 18**	**$ (202)**	**$ (503)**	**$ 1,741**	**$ 122**	**$ (436)**

(1) Favorable reserve reestimates are shown in parentheses.

(2) Includes approximately $240 million of estimated recoveries related to Nationwide Aggregate Reinsurance Program cover for aggregate catastrophe losses occurring between April 1, 2020 and December 31, 2020, which primarily impacted homeowners reestimates.

(3) Includes approximately $110 million favorable subrogation settlements arising from the Woolsey wildfire, which primarily impacted homeowners reestimates.

(4) Includes approximately $495 million of favorable reserve reestimates related to the PG&E Corporation and Southern California Edison subrogation settlements, which primarily impacted homeowners.

(5) The Company's 2022, 2021 and 2020 annual reserve review, using established industry and actuarial best practices, resulted in unfavorable reestimates of $118 million, $111 million and $132 million, respectively.

Unfavorable reserve reestimates for personal auto are primarily from bodily injury and physical damage coverages. Increases in injury coverages reflect recent data and updated assumptions related to severity of third-party bodily injury claims, increased claims with attorney representation, litigation costs, increased medical treatment utilization and higher medical inflation. Increases in physical damage reflect the ongoing inflationary factors and supply chain shortages impacting used vehicle and parts prices, labor rates and length of claim resolution. Delays in the receipt of claims, including third-party carrier claims also contributed to the adverse development of claims reported in prior

years. The estimate of the year-to-date current report year claim severity increased in the fourth quarter for bodily injury and physical damage coverages to reflect continued increases in loss costs.

Personal auto insurance claim frequency has continued to increase, but remains below 2019 levels. Late reported claim frequency attributable to prior accident years also impacted reserve reestimates.

Unfavorable reserve reestimates for commercial are primarily from auto injury coverages for both shared economy and traditional segments with a large portion of the traditional segment increase related to states where the Company will no longer be selling new business.

The following presents information about incurred and paid claims development as of December 31, 2022, net of recoverables, as well as the cumulative number of reported claims and the total of IBNR reserves plus expected development on reported claims included in the net incurred claims amounts. See Note 2 for the accounting policy and methodology for determining reserves for claims and claims expense, including both reported and IBNR claims. The cumulative number of reported claims is identified by coverage and excludes reported claims for industry pools and facilities where information is not available. The information about incurred and paid claims development for the 2018 to 2022 years, and the average annual percentage payout of incurred claims by age as of December 31, 2022, is presented as required supplementary information.

Auto insurance – liability coverage

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of recoverables					IBNR reserves plus expected development on reported claims	Cumulative number of reported claims
	For the years ended December 31,						
	(unaudited)	(unaudited)	(unaudited)	(unaudited)		Prior year reserve	
Accident year	2018 [1]	2019 [1]	2020 [1]	2021	2022	reestimates	As of December 31, 2022
2018	$ 9,788	$ 9,758	$ 9,798	$ 9,835	$ 9,928	$ 93	$ 603	2,500,972
2019	—	10,526	10,471	10,716	10,905	189	1,242	2,637,152
2020	—	—	8,748	8,744	8,984	240	1,813	1,904,004
2021	—	—	—	10,365	10,823	458	3,488	2,291,873
2022	—	—	—	—	13,396		8,904	2,311,893
				Total	$ 54,036	$ 980		

Reconciliation to total prior year reserve reestimates recognized by line

Prior year reserve reestimates for pre-2018 accident years	152
Prior year reserve reestimates for ULAE	18
Other	4
Total prior year reserve reestimates	**$ 1,154**

	Cumulative paid claims and allocated claims adjustment expenses, net of recoverables				
	For the years ended December 31,				
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	
Accident year	2018 [1]	2019 [1]	2020 [1]	2021	2022
2018	$ 3,663	$ 6,404	$ 7,785	$ 8,703	$ 9,325
2019	—	3,974	7,080	8,651	9,663
2020	—	—	3,135	5,858	7,171
2021	—	—	—	3,601	7,335
2022	—	—	—	—	4,492
				Total	$ 37,986

All outstanding liabilities before 2018, net of recoverables	1,332
Liabilities for claims and claim adjustment expenses, net of recoverables	$ 17,382

[1] Results include certain National General commercial lines insurance products.

Average annual percentage payout of incurred claims by age, net of recoverables, as of December 31, 2022					
	1 year	2 years	3 years	4 years	5 years
Auto insurance – liability coverage	37.6 %	28.7 %	13.3 %	8.5 %	5.3 %

Auto insurance – physical damage coverage

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of recoverables					Prior year reserve reestimates	IBNR reserves plus expected development on reported claims	Cumulative number of reported claims
	For the years ended December 31,							
	(unaudited)	(unaudited)	(unaudited)	(unaudited)				
Accident year	2018 [1]	2019 [1]	2020 [1]	2021	2022		As of December 31, 2022	
2018	$ 5,775	$ 5,692	$ 5,647	$ 5,640	$ 5,637	$ (3)	$ —	4,686,877
2019	—	6,255	6,174	6,136	6,134	(2)	(1)	4,861,875
2020	—	—	5,495	5,407	5,381	(26)	(7)	4,013,428
2021	—	—	—	7,285	7,342	57	(23)	4,587,385
2022	—	—	—	—	9,385		1,060	4,711,189
				Total	$ 33,879	$ 26		

Reconciliation to total prior year reserve reestimates recognized by line

Prior year reserve reestimates for pre-2018 accident years	—
Prior year reserve reestimates for ULAE	3
Other	2
Total prior year reserve reestimates	$ 31

	Cumulative paid claims and allocated claims adjustment expenses, net of recoverables				
	For the years ended December 31,				
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	
Accident year	2018 [1]	2019 [1]	2020 [1]	2021	2022
2018	$ 5,464	$ 5,681	$ 5,638	$ 5,635	$ 5,637
2019	—	5,947	6,144	6,138	6,135
2020	—	—	5,129	5,415	5,388
2021	—	—	—	6,860	7,365
2022	—	—	—	—	8,325
				Total	$ 32,850

All outstanding liabilities before 2018, net of recoverables	11
Liabilities for claims and claim adjustment expenses, net of recoverables	$ 1,040

[1] Results include certain National General commercial lines insurance products.

Average annual percentage payout of incurred claims by age, net of recoverables, as of December 31, 2022					
	1 year	2 years	3 years	4 years	5 years
Auto insurance – physical damage coverage	95.2 %	4.4 %	(0.3)%	(1.5)%	1.6 %

Homeowners insurance

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of recoverables					Prior year reserve reestimates	IBNR reserves plus expected development on reported claims	Cumulative number of reported claims
	For the years ended December 31,							
Accident year	(unaudited) 2018 [1]	(unaudited) 2019 [1]	(unaudited) 2020 [1]	(unaudited) 2021	2022		As of December 31, 2022	
2018	$ 5,145	$ 5,251	$ 4,947	$ 4,818	$ 4,852	$ 34	$ 42	898,857
2019	—	4,853	4,912	4,920	4,931	11	85	869,860
2020	—	—	5,781	5,827	5,921	94	137	989,034
2021	—	—	—	6,404	6,532	128	385	992,897
2022	—	—	—	—	6,704		2,724	705,357
				Total	$ 28,940	$ 267		

Reconciliation to total prior year reserve reestimates recognized by line

Prior year reserve reestimates for pre-2018 accident years	(72)
Prior year reserve reestimates for ULAE	2
Other	(3)
Total prior year reserve reestimates	$ 194

	Cumulative paid claims and allocated claims adjustment expenses, net of recoverables				
	For the years ended December 31,				
Accident year	(unaudited) 2018 [1]	(unaudited) 2019 [1]	(unaudited) 2020 [1]	(unaudited) 2021	2022
2018	$ 3,768	$ 4,873	$ 4,749	$ 4,736	$ 4,810
2019	—	3,527	4,576	4,768	4,846
2020	—	—	4,257	5,548	5,784
2021	—	—	—	4,538	6,147
2022	—	—	—	—	3,980
				Total	$ 25,567
All outstanding liabilities before 2018, net of recoverables					86
Liabilities for claims and claim adjustment expenses, net of recoverables					$ 3,459

[1] Results include National General packaged policies, which include auto, and commercial lines insurance products.

Average annual percentage payout of incurred claims by age, net of recoverables, as of December 31, 2022					
	1 year	2 years	3 years	4 years	5 years
Homeowners insurance	72.0 %	21.3 %	2.9 %	0.8 %	0.8 %

Reconciliation of the net incurred and paid claims development tables above to the reserve for property and casualty insurance claims and claims expense

($ in millions)	As of December 31, 2022
Net outstanding liabilities	
Allstate Protection	
Auto insurance - liability coverage	$ 17,382
Auto insurance - physical damage coverage	1,040
Homeowners insurance	3,459
Other personal lines	1,558
Commercial lines	1,857
Protection Services	36
Run-off Property-Liability [1]	1,370
ULAE	1,649
Other [2]	14
Net reserve for property and casualty insurance claims and claims expense	**28,365**
Recoverables	
Allstate Protection	
Auto insurance - liability coverage	7,214
Auto insurance - physical damage coverage	44
Homeowners insurance	666
Other personal lines	320
Commercial lines	292
Protection Services	11
Run-off Property-Liability	503
ULAE	126
Total recoverables	**9,176**
Gross reserve for property and casualty insurance claims and claims expense	**$ 37,541**

[1] Run-off Property-Liability includes business in run-off with most of the claims related to accident years more than 30 years ago. IBNR reserves represent $765 million of the total reserves as of December 31, 2022.

[2] Primarily related to the unamortized fair value adjustment related to the acquisition of National General.

Note 10 Reserve for Future Policy Benefits and Contractholder Funds

Reserve for future policy benefits

($ in millions)	As of December 31,	
	2022	2021
Traditional life insurance and other	$ 318	$ 313
Accident and health insurance	955	960
Reserve for future policy benefits	**$ 1,273**	**$ 1,273**

Key assumptions generally used in calculating the reserve for future policy benefits

Product	Mortality	Interest rate	Estimation method
Traditional life insurance	Actual company experience plus loading	Interest rate assumptions range from 1.8% to 7.0%	Net level premium reserve method using the Company's withdrawal experience rates; includes reserves for unpaid claims
Accident and health insurance	Actual company experience plus loading	Interest rate assumptions range from 2.0% to 7.0%	Unearned premium; additional contract reserves for mortality risk and unpaid claims

Accident and health short-duration contracts

The following presents information about incurred and paid claims development as of December 31, 2022, net of recoverables, as well as the cumulative number of reported claims and the total of IBNR reserves plus expected development on reported claims included in the net incurred claims amounts. See Note 2 for the accounting policy and methodology for determining reserves for future policy benefits, including both reported and IBNR claims. The Company's accident and health claims are counted by claim number assigned to each claimant per illness, injury or death, regardless of number of services rendered for each incident. Claims closed without payment are not included in the cumulative number of reported accident and health claims. The information about incurred and paid claims development for the 2018 to 2022 years, as of December 31, 2022, is presented as required supplementary information.

Group and individual accident and health

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of recoverables					IBNR reserves plus expected development on reported claims	Cumulative number of reported claims
	For the years ended December 31,					As of December 31, 2022	
	(unaudited)	(unaudited)	(unaudited)	(unaudited)			
Accident year	2018	2019	2020	2021	2022		
2018	$ 235	$ 205	$ 203	$ 203	$ 203	$ —	292,491
2019	—	257	239	242	242	—	311,662
2020	—	—	297	293	294	4	414,634
2021	—	—	—	424	420	12	671,483
2022	—	—	—	—	437	162	427,124
				Total	$ 1,596		

Accident year	Cumulative paid claims and allocated claims adjustment expenses, net of recoverables				
	For the years ended December 31,				
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	
	2018	2019	2020	2021	2022
2018	$ 126	$ 201	$ 203	$ 203	$ 203
2019	—	158	234	242	242
2020	—	—	184	284	290
2021	—	—	—	272	408
2022	—	—	—	—	275
				Total	$ 1,418

All outstanding liabilities before 2018, net of recoverables	—
Liabilities for claims and claim adjustment expenses, net of recoverables	$ 178

Reconciliation of the net incurred and paid claims development tables above to the reserve for future policy benefits

($ in millions)	As of December 31, 2022
Net outstanding liabilities	
Group and individual accident and health short-duration contracts	$ 178
Other accident and health short-duration contracts	31
Long duration accident and health insurance	592
Long duration traditional life insurance and other	324
ULAE	9
Net reserve for future policy benefits	**1,134**
Recoverables	
Group and individual accident and health short-duration contracts	35
Other accident and health short-duration contracts	—
Insurance lines other than short-duration	104
ULAE	—
Gross reserve for future policy benefits	**$ 1,273**

Average annual percentage payout of incurred claims by age, net of recoverables, as of December 31, 2022

	1 year	2 years	3 years	4 years	5 years
Group and individual accident and health	63.0 %	34.3 %	2.1 %	0.6 %	— %

Contractholder funds for interest-sensitive life insurance were $847 million and $853 million as of December 31, 2022 and 2021, respectively.

Contractholder funds activity

	For the years ended December 31,		
($ in millions)	2022	2021	2020
Balance, beginning of year	$ 908	$ 857	$ 915
Deposits	133	118	121
Interest credited	32	34	33
Benefits	(21)	(41)	(34)
Surrenders and partial withdrawals	(28)	(23)	(61)
Contract charges	(121)	(107)	(123)
Other adjustments	(6)	70	6
Balance, end of year	$ 897	$ 908	$ 857

Note 11   Reinsurance and Indemnification

Effects of reinsurance and indemnification on property and casualty premiums written and earned and accident and health insurance premiums and contract charges

	For the years ended December 31,		
($ in millions)	2022	2021	2020
Property and casualty insurance premiums written			
Direct	$ 50,065	$ 45,523	$ 38,695
Assumed	245	213	105
Ceded	(1,824)	(1,736)	(1,142)
Property and casualty insurance premiums written, net of recoverables	$ 48,486	$ 44,000	$ 37,658
Property and casualty insurance premiums earned			
Direct	$ 47,552	$ 43,944	$ 38,115
Assumed	221	178	99
Ceded	(1,869)	(1,904)	(1,141)
Property and casualty insurance premiums earned, net of recoverables	$ 45,904	$ 42,218	$ 37,073
Accident and health insurance premiums and contract charges			
Direct	$ 1,840	$ 1,878	$ 1,093
Assumed	31	21	14
Ceded	(38)	(78)	(13)
Accident and health insurance premiums and contract charges, net of recoverables	$ 1,833	$ 1,821	$ 1,094

Reinsurance and indemnification recoverables

Reinsurance and indemnification recoverables, net

	As of December 31,	
($ in millions)	2022	2021
Property and casualty		
Paid and due from reinsurers and indemnitors	$ 291	$ 391
Unpaid losses estimated (including IBNR)	9,176	9,479
Total property and casualty	$ 9,467	$ 9,870
Accident and health insurance	139	154
Total	$ 9,606	$ 10,024

Rollforward of credit loss allowance for reinsurance recoverables

($ in millions)	For the years ended December 31,	
	2022	2021
Property and casualty [1] [2]		
Beginning balance	$ (66)	$ (59)
Increase in the provision for credit losses	(5)	(8)
Write-offs	9	1
Ending balance	$ (62)	$ (66)
Accident and health insurance		
Beginning balance	$ (8)	$ (1)
Decrease/(Increase) in the provision for credit losses	5	(7)
Write-offs	—	—
Ending Balance	$ (3)	$ (8)

[1] Primarily related to Run-off Property-Liability reinsurance ceded.

[2] Indemnification recoverables are considered collectible based on the industry pool and facility enabling legislation.

Property and casualty

Property and casualty programs are grouped by the following characteristics:

1. Indemnification programs - industry pools, facilities or associations that are governed by state insurance statutes or regulations or the federal government.

2. Catastrophe reinsurance programs - reinsurance protection for catastrophe exposure nationwide and by specific states, as applicable.

3. Other reinsurance programs - reinsurance protection for asbestos, environmental and other liability exposures as well as commercial lines, including shared economy.

Property and casualty reinsurance is in place for the Allstate Protection, Run-off lines and Protection Services segments. The Company purchases reinsurance after evaluating the financial condition of the reinsurer as well as the terms and price of coverage.

Indemnification programs

The Company participates in state-based industry pools or facilities mandating participation by insurers offering certain coverage in their state, including the Michigan Catastrophic Claims Association ("MCCA"), the New Jersey Property-Liability Insurance Guaranty Association ("PLIGA"), the North Carolina Reinsurance Facility ("NCRF") and the Florida Hurricane Catastrophe Fund ("FHCF"). When the Company pays qualifying claims under the coverage indemnified by a state's pool or facility, the Company is reimbursed for the qualifying claim losses and expenses. Each state pool or facility may assess participating companies to collect sufficient amounts to meet its total indemnification requirements. The enabling legislation for each state's pool or facility compels the pool or facility only to indemnify participating companies for qualifying claim losses and expenses; the state pool or facility does not underwrite the coverage or take on the ultimate risk of the indemnified business. As a pass through, these pools or facilities manage the receipt of assessments paid by participating companies and

payment of indemnified amounts for covered claims presented by participating companies. The Company has not had any credit losses related to these indemnification programs.

State-based industry pools or facilities

Michigan Catastrophic Claims Association The MCCA is a statutory indemnification mechanism for member insurers' qualifying personal injury protection claims paid for the unlimited lifetime medical benefits above the applicable retention level for qualifying injuries from automobile, motorcycle and commercial vehicle accidents. Indemnification recoverables on paid and unpaid claims, including IBNR, as of December 31, 2022 and 2021 include $6.72 billion and $6.70 billion, respectively, from the MCCA for its indemnification obligation.

The MCCA is funded by annually assessing participating member companies actively writing motor vehicle coverage in Michigan on a per vehicle basis that is currently $86 per vehicle insured for unlimited personal injury protection ("PIP") coverage. The MCCA's calculation of the annual assessment is based upon the total of members' actuarially determined present value of expected payments on lifetime claims by all persons expected to be catastrophically injured in that year and ultimately qualify for MCCA reimbursement, its operating expenses, and adjustments for the amount of excesses or deficiencies in prior assessments. The MCCA has also included in its calculation, the impacts of the auto insurance reforms which have begun to phase in since their passage in June 2019, including the PIP medical fee schedule that became effective July 2, 2021. The assessment is incurred by the Company as policies are written and recovered as a component of premiums from the Company's customers.

The MCCA indemnifies qualifying claims of all current and former member companies (whether or not actively writing motor vehicle coverage in Michigan) for qualifying claims and claims expenses incurred while the member companies were actively writing the mandatory PIP coverage in Michigan. Member companies actively writing automobile coverage in Michigan include the MCCA annual assessments in determining the level of premiums to charge insureds in the state.

As required for member companies by the MCCA, the Company reports covered paid and unpaid claims to the MCCA when estimates of loss for a reported claim are expected to exceed the retention level, the claims involve certain types of severe injuries, or there are litigation demands received suggesting the claim value exceeds certain thresholds. The retention level is adjusted upward every other MCCA fiscal year by the lesser of 6% or the increase in the Consumer Price Index. The retention level will be $600 thousand per claim for the fiscal two-years ending June 30, 2023 compared to $580 thousand per claim for the fiscal two-years ending June 30, 2021.

The MCCA is obligated to fund the ultimate liability of member companies' qualifying claims and claim expenses. The MCCA does not underwrite the insurance coverage or hold any underwriting risk.

The MCCA indemnifies members as qualifying claims are paid and billed by members to the MCCA. Unlimited lifetime covered losses result in significant levels of ultimate incurred claim reserves being recorded by member companies along with offsetting indemnification recoverables. Disputes with claimants over coverage on certain reported claims can result in additional losses, which may be recoverable from the MCCA, excluding litigation expenses. There is currently no method by which insurers are able to obtain the benefit of managed care programs to reduce claims costs through the MCCA.

The MCCA annual assessments fund current operations and member company reimbursements. The MCCA prepares statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the State of Michigan Department of Insurance and Financial Services ("MI DOI"). The MI DOI has granted the MCCA a statutory permitted practice that expires in June 30, 2025 to discount its liabilities for loss and loss adjustment expense. As of June 30, 2022, the date of its most recent annual financial report, the MCCA had cash and invested assets of $21.82 billion and an accumulated deficit of $3.68 billion. The permitted practice reduced the accumulated deficit by $44.89 billion. As a result of this deficit, there will be an additional assessment of $48 per passenger and commercial vehicle and motorcycle insured beginning July 1, 2023 with varying assessments for commercial fleet and historical vehicles.

As a result of the auto insurance reforms passed in June 2019, the MCCA announced on November 3, 2021 that the surplus reported for the fiscal year ended June 30, 2021 had increased beyond a level necessary to safely cover its expected losses and expenses and will return a portion of its surplus to its member insurance companies as a pass-through to issue a refund of $400 per vehicle and $80 per historical vehicle to the policyholders. At the time the returned surplus was received, a liability was recorded until the refunds were

disbursed to the policyholders. All refunds have been sent to policyholders as of December 31, 2022.

New Jersey Property-Liability Insurance Guaranty Association PLIGA serves as the statutory administrator of the Unsatisfied Claim and Judgment Fund ("UCJF"), Workers' Compensation Security Fund and the New Jersey Surplus Lines Insurance Guaranty Fund.

In addition to its insolvency protection responsibilities, PLIGA reimburses insurers for unlimited excess medical benefits ("EMBs") paid in connection with PIP claims in excess of $75,000 for policies issued or renewed prior to January 1, 1991, and limited EMB claims in excess of $75,000 and capped at $250,000 for policies issued or renewed on or after January 1, 1991, to December 31, 2003.

A significant portion of the incurred claim reserves and the recoverables can be attributed to a small number of catastrophic claims. Assessments paid to PLIGA for the EMB program totaled $7 million in 2022. The amounts of paid and unpaid recoverables as of December 31, 2022 and 2021 were $330 million and $371 million, respectively.

PLIGA annually assesses all admitted property and casualty insurers writing covered lines in New Jersey for PLIGA indemnification and expenses. PLIGA assessments may be recouped as a surcharge on premiums collected. PLIGA does not ultimately retain underwriting risk as it assesses member companies for their expected qualifying losses to provide funding for payment of its indemnification obligation to member companies for their actual losses. As a pass through, PLIGA facilitates these transactions of receipt of assessments paid by member companies and payment to member companies for covered claims presented by them for indemnification. As of December 31, 2021, the date of its most recent annual financial report, PLIGA had a fund balance of $268 million.

As statutory administrator of the UCJF, PLIGA provides compensation to qualified claimants for personal injury protection, bodily injury, or death caused by private passenger automobiles operated by uninsured or "hit and run" drivers. The UCJF also provides private passenger pedestrian personal injury protection benefits when no other coverage is available.

PLIGA annually collects a UCJF assessment from all admitted property and casualty insurers writing motor vehicle liability insurance in New Jersey for UCJF indemnification and expenses. UCJF assessments can be expensed as losses recoverable in rates as appropriate. As of December 31, 2021, the date of its most recent annual financial report, the UCJF fund had a balance of $62 million.

North Carolina Reinsurance Facility The NCRF provides automobile liability insurance to drivers that private market insurers are not otherwise willing to insure. All insurers licensed to write automobile insurance in North Carolina are members of the NCRF. Premiums, losses and expenses are assigned to the NCRF. North Carolina law allows the NCRF to recoup operating losses for certain insureds through a surcharge to policyholders. As of September 30, 2022, the NCRF reported a deficit of $148 million in members' equity. The NCRF implemented a loss recoupment surcharge on all private passenger and commercial fleet policies effective October 1, 2022, through March 31, 2023. Member companies are assessed the recoupment surcharge. The loss recoupment surcharge will be adjusted on April 1, 2023 and discontinued once losses are recovered. The NCRF results are shared by the member companies in proportion to their respective North Carolina automobile liability writings. For the fiscal year ending September 30, 2022, net loss was $81 million, including $1.1 billion of earned premiums, $302 million of certain private passenger auto risk recoupment and $37 million of member loss recoupments. As of December 31, 2022, the NCRF recoverables on paid claims is $52 million and recoverables on unpaid claims is $240 million. Paid recoverable balances, if covered, are typically settled within sixty days of monthly filing.

Florida Hurricane Catastrophe Fund Allstate subsidiaries Castle Key Insurance Company ("CKIC") and Castle Key Indemnity Company ("CKI", and together with CKIC, "Castle Key") participate in the mandatory coverage provided by the FHCF and therefore have access to reimbursement for certain qualifying Florida hurricane losses from the FHCF. Castle Key has exposure to assessments and pays annual premiums to the FHCF for this reimbursement protection. The FHCF has the authority to issue bonds to pay its obligations to participating insurers in excess of its capital balances. Payment of these bonds is funded by emergency assessments on all property and casualty premiums in the state, except workers' compensation, medical malpractice, accident and health insurance and policies written under the National Flood Insurance Program ("NFIP"). The FHCF emergency assessments are limited to 6% of premiums per year beginning the first year in which reimbursements require bonding, and up to a total of 10% of premiums per year for assessments in the second and subsequent years, if required to fund additional bonding. The FHCF has not issued an emergency assessment since 2015.

Annual premiums earned and paid under the FHCF agreement were $24 million, $15 million and $9 million in 2022, 2021 and 2020, respectively. Qualifying losses were $74 million, $13 million and $15 million in 2022, 2021 and 2020, respectively. The Company has access to reimbursement provided by the FHCF for 90% of qualifying personal property losses that exceed its current retention of $153 million for the two largest hurricanes and $51 million for other hurricanes, up to a maximum total of $350 million, effective from June 1, 2022 to May 31, 2023. The amounts recoverable from the FHCF totaled $96 million and $25 million as of December 31, 2022 and 2021, respectively.

Federal Government - National Flood Insurance Program NFIP is a program administered by the Federal Emergency Management Agency ("FEMA") whereby the Company sells and services NFIP flood insurance policies as an agent of FEMA and receives fees for its services. The Company is fully indemnified for claims and claim expenses and does not retain any ultimate risk for the indemnified business. The federal government is obligated to pay all claims and certain allocated loss adjustment expenses in accordance with the arrangement.

Congressional authorization for the NFIP is periodically evaluated and may be subjected to freezes, including when the federal government experiences a shutdown. FEMA has a NFIP reinsurance program to manage the future exposure of the NFIP through the transfer of risk to private reinsurance companies and capital market investors. Congress is evaluating the funding of the program as well as considering reforms to the program that would be incorporated in legislation to reauthorize the NFIP. As of June 30, 2022, the NFIP owes $20.5 billion to the U.S. Treasury.

The amounts recoverable as of December 31, 2022 and 2021 were $145 million and $34 million, respectively. Premiums earned under the NFIP include $319 million, $350 million and $261 million in 2022, 2021 and 2020, respectively. Qualifying losses incurred include $435 million, $267 million and $87 million in 2022, 2021 and 2020, respectively.

Catastrophe reinsurance

The Company's reinsurance program is designed to provide reinsurance protection for catastrophes resulting from multiple perils including hurricanes, windstorms, hail, tornadoes, winter storms, wildfires, earthquakes and fires following earthquakes.

- The Company purchases reinsurance from traditional reinsurance companies as well as the insurance-linked securities ("ILS") market.

- The majority of the Company's program comprises multi-year contracts, primarily placed in the traditional reinsurance market, such that generally one-third of the program is renewed every year.

- Coverage is generally purchased on a broad geographic, product line and multiple peril loss basis.

- Florida personal lines property is covered by a separate agreement, as the risk of loss is different and the Company's subsidiaries operating in this state are separately capitalized.

- When applicable, reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premium and are recorded in claims and claims expense in the consolidated statements of operations.

The Company's current catastrophe reinsurance program supports the Company's risk tolerance framework which utilizes a modeled 1-in-100 annual aggregate limit for catastrophe losses from hurricanes, earthquakes and wildfires of $2.5 billion, net of reinsurance.

The program includes coverage for losses to personal lines property, personal lines automobile, commercial lines property or commercial lines automobile arising out of multiple perils, in addition to hurricanes and earthquakes. These reinsurance agreements are part of the catastrophe management strategy, which is intended to provide shareholders an acceptable return on the risks assumed in the property business, and to reduce variability of earnings, while providing protection to customers. The Company has the following catastrophe reinsurance agreements in effect as of December 31, 2022.

The Nationwide Excess Catastrophe Reinsurance Program (the "Nationwide Program") provides coverage up to $7.01 billion of losses less a $500 million retention, and is subject to the percentage of reinsurance placed in each of its agreements. Property business in the state of Florida is excluded from this program. Separate reinsurance agreements address the distinct needs of separately capitalized legal entities. The Nationwide Program includes reinsurance agreements with both the traditional and ILS markets as described below:

- *The traditional market multi-year placements* provide limits totaling $3.89 billion for catastrophe losses arising out of multiple perils and are comprised of the following:

  - $3.56 billion of placed limits attaching at $500 million, exhausting at $3.75 billion, with a 5% co-participation. Coverage is provided in four contracts with one annual reinstatement of limits. 31.7% of the first $250 million in excess of $500 million is retained by Allstate.

  - $331 million of placed limits in excess of a $3.75 billion retention, with a 5% co-participation. Coverage is provided in two contracts, with one reinstatement of limits over each contract's eight-year term.

- *ILS placements* provide $1.55 billion of placed limits, with no reinstatement of limits, and are comprised of the following:

  - Five contracts providing occurrence coverage of $950 million of placed limits, reinsuring losses in all states except Florida caused by named storms, earthquakes and fire following earthquakes, severe weather, wildfires, and other naturally occurring or man-made events determined to be a catastrophe by the Company.

  - Three contracts providing occurrence and aggregate coverage of $425 million of placed limits, also provide that for each annual period beginning April 1, Allstate declared catastrophes to personal lines property and automobile business can be aggregated to erode the aggregate retention and qualify for coverage under the aggregate limits. Recoveries are limited to the ultimate net loss from the reinsured event.

  - One contract, providing aggregate coverage of $175 million of placed limits.

- *Traditional single-year placements provide* $640 million of placed limits, filling capacity around the traditional market and insurance-linked securities multi-year placements:

  - Three contracts providing $465 million of placed limits between $5.94 billion and $6.61 billion of loss, with no reinstatement of limits.

  - Two contracts providing $175 million of placed limits between $3.75 billion and $5.94 billion of loss, with no reinstatement limits.

The Kentucky earthquake agreement comprises a three-year term contract that reinsures personal lines property losses caused by earthquakes and fire following earthquakes in Kentucky and provides $28 million of limits, 95% placed, in excess of a $2 million retention.

The Florida program provides limit up to $1.83 billion of a single event loss, less a $40 million retention. The Florida program includes reinsurance agreements placed in the traditional market, the FHCF, and the ILS market as follows:

- Traditional market placements comprise reinsurance limits for losses to personal lines property in Florida arising out of multiple perils. These contracts provide a combined $1.30 billion of limits, with a portion of the traditional market placements providing coverage for perils not covered by the FHCF contracts, which only cover hurricanes.

- Two FHCF contracts provide $350 million of limits for qualifying losses to personal lines property in Florida caused by storms the National Hurricane Center declares to be hurricanes. Both contracts are 90% placed.

- The ILS placement provides $488 million of reinsurance limit for qualifying losses to personal lines property in Florida caused by a named storm event, a severe weather event, an earthquake event, a fire event, a volcanic eruption event, or a meteorite impact event.

National General Lender Services Standalone Program is placed in the traditional market and provides $225 million of coverage, subject to a $50 million retention, with one reinstatement of limits. Inuring contracts include the National General Florida Hurricane Catastrophe Program providing $32 million of limit and is 90% placed.

National General Reciprocal Excess Catastrophe Reinsurance Contracts are placed in the traditional market and provides $690 million of coverage, subject to a $20 million retention, with one reinstatement of limits.

Canada Catastrophe Excess of Loss Reinsurance Contract is placed in the traditional market and provides CAD 175 million of coverage, subject to a CAD 50 million retention, with one reinstatement of limits.

The Company has not experienced credit losses on its catastrophe reinsurance programs. The total cost of the property catastrophe reinsurance program was $788 million, $556 million and $425 million in 2022, 2021 and 2020, respectively.

Other reinsurance programs

The Company's other reinsurance programs relate to commercial lines, including shared economy, and asbestos, environmental, and other liability exposures. The largest reinsurance recoverable balance the Company had outstanding was $183 million and $187 million from Aleka Insurance Inc. as of December 31, 2022 and 2021, respectively. These programs also include reinsurance recoverables of $180 million and $165 million from Lloyd's of London as of December 31, 2022 and 2021, respectively.

Note 12 Deferred Policy Acquisition Costs

Deferred policy acquisition costs activity

($ in millions)	For the years ended December 31,		
	2022	2021	2020
Balance, beginning of year	$ 4,722	$ 3,774	$ 3,600
National General acquisition	—	317	—
SafeAuto acquisition	—	7	—
Acquisition costs deferred	7,337	6,874	5,651
Amortization charged to income	(6,644)	(6,252)	(5,477)
Effect of unrealized gains and losses	3	2	—
Balance, end of year	**$ 5,418**	**$ 4,722**	**$ 3,774**

Note 13   Capital Structure

Total debt outstanding

($ in millions)	As of December 31, 2022	As of December 31, 2021
Floating Rate Senior Notes, due 2023 [1]	$ 250	$ 250
3.150% Senior Notes, due 2023 [2]	500	500
6.750% Senior Notes due 2024 [2] [3]	350	350
0.750% Senior Notes, due 2025 [2]	600	600
3.280% Senior Notes, due 2026 [2]	550	550
Due in one year through five years	**2,250**	**2,250**
1.450% Senior Notes, due 2030 [2]	600	600
6.125% Senior Notes, due 2032 [2]	159	159
Due after five years through ten years	**759**	**759**
5.350% Senior Notes due 2033 [2]	323	323
5.550% Senior Notes due 2035 [2]	546	546
5.950% Senior Notes, due 2036 [2]	386	386
6.900% Senior Debentures, due 2038	165	165
5.200% Senior Notes, due 2042 [2]	62	62
4.500% Senior Notes, due 2043 [2]	500	500
4.200% Senior Notes, due 2046 [2]	700	700
3.850% Senior Notes, due 2049 [2]	500	500
5.100% Subordinated Debentures, due 2053	500	500
5.750% Subordinated Debentures, due 2053	800	800
6.500% Junior Subordinated Debentures, due 2067	500	500
Due after ten years	**4,982**	**4,982**
Long-term debt total principal	**7,991**	**7,991**
Fair value adjustments [3]	26	45
Debt issuance costs	(53)	(60)
Total long-term debt	**7,964**	**7,976**
Short-term debt [4]	—	—
Total debt	**$ 7,964**	**$ 7,976**

[1] 2023 Floating Rate Senior Notes are not redeemable prior to the applicable maturity dates and bear interest at a floating rate equal to three-month LIBOR, reset quarterly on each interest reset date, plus 0.63% per year.

[2] Senior Notes are subject to redemption at the Company's option in whole or in part at any time at the greater of either 100% of the principal amount plus accrued and unpaid interest to the redemption date or the discounted sum of the present values of the remaining scheduled payments of principal and interest and accrued and unpaid interest to the redemption date.

[3] Debt acquired as part of the National General acquisition completed on January 4, 2021.

[4] The Company classifies any borrowings which have a maturity of twelve months or less at inception as short-term debt.

Debt maturities

Debt maturities for each of the next five years and thereafter (excluding issuance costs and other)

($ in millions)	
2023	$ 750
2024	350
2025	600
2026	550
2027	—
Thereafter	5,741
Total long-term debt principal	**$ 7,991**

The Subordinated Debentures may be redeemed (i) in whole at any time or in part from time to time on or after January 15, 2023 for the 5.100% Subordinated Debentures and August 15, 2023 for the 5.750% Subordinated Debentures at their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Subordinated Debentures are not redeemed in whole, at least $25 million aggregate principal amount must remain outstanding, or (ii) in whole, but not in part, prior to January 15, 2023 for the 5.100% Subordinated Debentures and August 15, 2023 for the 5.750% Subordinated Debentures, within 90 days after the occurrence of certain tax and rating agency events, at their principal amount or, if greater, a make-whole redemption price, plus accrued and unpaid interest to, but excluding, the date of redemption. The 5.750% Subordinated Debentures have this make-whole redemption price provision only when a reduction of equity credit assigned by a rating agency has occurred.

Interest on the 5.100% Subordinated Debentures is payable quarterly at the stated fixed annual rate to January 14, 2023, or any earlier redemption date, and then at an annual rate equal to the three-month LIBOR plus 3.165%. Interest on the 5.750% Subordinated Debentures is payable semi-annually at the stated fixed annual rate to August 14, 2023, or any earlier redemption date, and then quarterly at an annual rate equal to the three-month LIBOR plus 2.938%. The Company may elect to defer payment of interest on the Subordinated Debentures for one or more consecutive interest periods that do not exceed five years. During a deferral period, interest will continue to accrue on the Subordinated Debentures at the then-applicable rate and deferred interest will compound on each interest payment date. If all deferred interest on the Subordinated Debentures is paid, the Company can again defer interest payments.

As of December 31, 2022, the Company had outstanding $500 million of Series A 6.500% Fixed-to-Floating Rate Junior Subordinated Debentures ("Debentures"). The scheduled maturity date for the Debentures is May 15, 2057 with a final maturity date of May 15, 2067. The Debentures may be redeemed (i) in whole or in part, at any time on or after May 15, 2037 at the principal amount plus accrued and unpaid interest to the date of redemption, or (ii) in certain circumstances, in whole or in part, prior to May 15, 2037 at the principal amount plus accrued and unpaid interest to the date of redemption or, if greater, a make-whole price.

Interest on the Debentures is payable semi-annually at the stated fixed annual rate to May 15, 2037, and then payable quarterly at an annual rate equal to the three-month LIBOR plus 2.120%. The Company may elect at one or more times to defer payment of interest on the Debentures for one or more consecutive interest periods that do not exceed 10 years. Interest compounds during such deferral periods at the rate in effect for each period. The interest deferral feature obligates the Company in certain circumstances to issue common stock or certain other types of securities if it cannot otherwise raise sufficient funds to make the required interest payments. The Company has reserved 75 million shares of its authorized and unissued common stock to satisfy this obligation.

The terms of the Company's outstanding subordinated debentures prohibit the Company from declaring or paying any dividends or distributions on common or preferred stock or redeeming, purchasing, acquiring, or making liquidation payments on common stock or preferred stock if the Company has elected to defer interest payments on the subordinated debentures, subject to certain limited exceptions.

In connection with the issuance of the Debentures, the Company entered into a replacement capital covenant ("RCC"). This covenant was not intended for the benefit of the holders of the Debentures and could not be enforced by them. Rather, it was for the benefit of holders of one or more other designated series of the Company's indebtedness ("covered debt"), currently the 5.750% Subordinated Debentures due 2053. Pursuant to the RCC, the Company has agreed that it will not repay, redeem, or purchase the Debentures on or before May 15, 2067 (or such earlier date on which the RCC terminates by its terms) unless, subject to certain limitations, the Company has received net cash proceeds in specified amounts from the sale of common stock or certain other qualifying securities. The promises and covenants contained in the RCC will not apply if (i) S&P upgrades the Company's issuer credit rating to A or above, (ii) the Company redeems the Debentures due to a tax event, (iii) after notice of redemption has been given by the Company and a market disruption event occurs preventing the Company from raising proceeds in accordance with the RCC, or (iv) the Company repurchases or redeems up to 10% of the outstanding principal of the Debentures in any one-year period, provided that no more than 25% will be so repurchased, redeemed or purchased in any ten-year period.

The RCC terminates in 2067. The RCC will terminate prior to its scheduled termination date if (i) the Debentures are no longer outstanding and the Company has fulfilled its obligations under the RCC or it is no longer applicable, (ii) the holders of a majority of the then-outstanding principal amount of the then-effective series of covered debt consent to agree to the termination of the RCC, (iii) the Company does not have any series of outstanding debt that is eligible to be treated as covered debt under the RCC, (iv) the Debentures are accelerated as a result of an event of default, (v) certain rating agency or change in control events occur, (vi) S&P, or any successor thereto, no longer assigns a solicited rating on senior debt issued or guaranteed by the Company, or (vii) the termination of the RCC would have no effect on the equity credit provided by S&P with respect to the Debentures. An event of default, as defined by the supplemental indenture, includes default in the payment of interest or principal and bankruptcy proceedings.

The administrator of London Interbank Offered Rate ("LIBOR") has ceased the publication of the one week and two month U.S. dollar ("USD") LIBOR settings since December 31, 2021, and the remaining USD LIBOR settings will immediately cease following the LIBOR publication on June 30, 2023. The Subordinated Debentures and the 2023 Floating Rate Senior Notes allow for the use of an alternative methodology to determine the interest rate if LIBOR is no longer available. The Federal Reserve Board adopted a final rule that implemented the Adjustable Interest Rate (LIBOR) Act on December 16, 2022. This guidance impacts the alternative rate methodology utilized by the Subordinated Debentures. The Company is evaluating the anticipated impacts of the enacted legislation.

To manage short-term liquidity, the Company maintains a commercial paper program and a credit facility as a potential source of funds. In November, 2020, the Company entered into a new unsecured revolving credit facility agreement with a borrowing limit of $750 million. In November 2022, the maturity date was extended to November 2027 and the USD benchmark rate was amended from LIBOR to Secured Overnight Financing Rate ("SOFR"). This facility contains an increase provision that would allow up to an additional $500 million of borrowing. This facility has a financial covenant requiring the Company not to exceed a 37.5% debt to capitalization ratio as defined in the agreement. Although the right to borrow under the facility is not subject to a minimum rating requirement, the costs of maintaining the facility and borrowing under it are based on the ratings of the Company's senior unsecured, unguaranteed long-term debt. The total amount outstanding at any point in time under the combination of the commercial paper program and the credit facility cannot exceed the amount that can be borrowed under the credit facility. No amounts were outstanding under the credit facility as of December 31, 2022 or 2021. The Company had no commercial paper outstanding as of December 31, 2022 or 2021.

The Company paid $323 million, $321 million and $311 million of interest on debt in 2022, 2021 and 2020, respectively.

The Company had $371 million and $401 million of investment-related debt that is reported in other liabilities and accrued expenses as of December 31, 2022 and 2021, respectively.

During 2021, the Company filed a universal shelf registration statement with the Securities and Exchange Commission ("SEC") that expires in 2024. The registration statement covers an unspecified amount of securities and can be used to issue debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts, stock purchase units and securities of trust subsidiaries.

Common stock The Company had 900 million shares of issued common stock of which 263 million shares were outstanding and 637 million shares were held in treasury as of December 31, 2022. In 2022, the Company acquired 20 million shares at an average cost of $126.56 and reissued 3 million net shares under equity incentive plans.

Preferred stock All outstanding preferred stock represents noncumulative perpetual preferred stock with a $1.00 par value per share and a liquidation preference of $25,000 per share.

Total preferred stock outstanding

	As of December 31,		Aggregate liquidation preference ($ in millions)		Dividend rate	Dividend per depository share [1]			Aggregate dividend payment ($ in millions)		
	2022	2021	2022	2021		2022	2021	2020	2022	2021	2020
Series A	—	—	$ —	$ —	5.625 %	$ —	$ —	$ —	$ —	$ —	$ 4 [2]
Series G	23,000	23,000	575.0	575.0	5.625 %	1.41	1.41	1.41	32	32	32
Series H	46,000	46,000	1,150.0	1,150.0	5.100 %	1.28	1.28	1.28	59	59	59
Series I	12,000	12,000	300.0	300.0	4.750 %	1.19	1.19	1.19	14	14	13
National General Series [3]									—	9	—
Total	**81,000**	**81,000**	**$2,025**	**$2,025**					**$ 105**	**$ 114**	**$ 108**

[1] Each depository share represents a 1/1,000th interest in a share of preferred stock.

[2] Excludes $10 million related to original issuance costs in preferred stock dividends on the Consolidated Statements of Operations and Consolidated Statements of Shareholders' Equity as a result of the preferred stock redemptions.

[3] On February 2, 2021 and July 15, 2021, the Company redeemed all outstanding shares of National General Preferred Stock Series A, B and D, and National General Preferred Stock Series C, respectively.

The preferred stock ranks senior to the Company's common stock with respect to the payment of dividends and liquidation rights. The Company will pay dividends on the preferred stock on a noncumulative basis only when, as and if declared by the Company's board of directors (or a duly authorized committee of the board) and to the extent that the Company has legally available funds to pay dividends. If dividends are declared on the preferred stock, they will be payable quarterly in arrears at an annual fixed rate. Dividends on the preferred stock are not cumulative. Accordingly, in the event dividends are not declared on the preferred stock for payment on any dividend payment date, then those dividends will cease to be payable. If the Company has not declared a dividend before the dividend payment date for any dividend period, the Company has no obligation to pay dividends for that dividend period, whether or not dividends are declared for any future dividend period. No dividends may be paid or declared on the Company's common stock and no shares of the Company's common stock may be repurchased unless the full dividends for the latest completed dividend period on the preferred stock have been declared and paid or provided for.

The Company is prohibited from declaring or paying dividends on its Series G preferred stock in excess of the amount of net proceeds from an issuance of common stock taking place within 90 days before a dividend declaration date if, on that dividend declaration date, either: (1) the risk-based capital ratios of the largest U.S. property-casualty insurance subsidiaries that collectively account for 80% or more of the net written premiums of U.S. property-casualty insurance business on a weighted average basis were less than 175% of their company action level risk-based capital as of the end of the most recent year; or (2) consolidated net income for the four-quarter period ending on the preliminary quarter end test date (the quarter that is two quarters prior to the most recently completed quarter) is zero or negative and consolidated shareholders' equity (excluding AOCI, and subject to certain other adjustments relating to changes in U.S. GAAP) as of each of the preliminary quarter test date and the most recently completed quarter has declined by 20% or more from its level as measured at the end of the benchmark quarter (the date that is ten quarters prior to the most recently completed quarter). If the Company fails to satisfy either of these tests on any dividend declaration date, the restrictions on dividends will continue until the Company is able again to satisfy the test on a dividend declaration date. In addition, in the case of a restriction arising under (2) above, the restrictions on dividends will continue until consolidated shareholders' equity (excluding AOCI, and subject to certain other adjustments relating to changes in U.S. GAAP) has increased, or has declined by less than 20%, in either case as compared to its level at the end of the benchmark quarter for each dividend payment date as to which dividend restrictions were imposed.

The preferred stock does not have voting rights except with respect to certain changes in the terms of the preferred stock, in the case of certain dividend nonpayments, certain other fundamental corporate events, mergers or consolidations and as otherwise provided by law. If and when dividends have not been declared and paid in full for at least six quarterly dividend periods or their equivalent (whether or not consecutive), the authorized number of directors then constituting the Company's board of directors will be increased by two. The holders of the preferred stock, together with the holders of all other affected classes and series of voting parity stock, voting as a single class, will be entitled to elect the two additional members of the board of directors of the Company, subject to certain conditions. The board of directors shall at no time have more than two preferred stock directors.

The preferred stock is perpetual and has no maturity date. The preferred stock is redeemable at the Company's option in whole or in part, on or after April 15, 2023 for Series G, October 15, 2024 for Series H and January 15, 2025 for Series I at a redemption price of $25,000 per share of preferred stock, plus declared and unpaid dividends. Prior to April 15, 2023 for Series G, October 15, 2024 for Series H and January 15, 2025 for Series I, the preferred stock is redeemable at the Company's option, in whole but not in part, within 90 days of the occurrence of certain regulatory capital events at a redemption price equal to $25,000 or $25,500 per share or a certain rating agency event at a redemption price equal to $25,000 or $25,500 per share, plus declared and unpaid dividends for Series G and for Series H and I, respectively.

Note 14 Company Restructuring

The Company undertakes various programs to reduce expenses. These programs generally involve a reduction in staffing levels, and in certain cases, office closures. Restructuring and related charges primarily include the following costs related to these programs:

- *Employee* - severance and relocation benefits

- *Exit* - contract termination penalties and real estate costs primarily related to accelerated amortization of right-of-use assets and related leasehold improvements at facilities to be vacated

The expenses related to these activities are included in the Consolidated Statements of Operations as restructuring and related charges and totaled $51 million, $170 million and $253 million in 2022, 2021 and 2020, respectively.

Restructuring expenses in 2022 are primarily due to the future work environment as the Company reevaluates its facilities footprint and employee costs related to global workforce enablement, including outsourcing various elements of its operations. The Company continues to identify ways to improve operating efficiency and reduce cost which may result in additional restructuring charges in the future.

Future work environment

($ in millions)	
Expected program charges	$ 110
2021 expenses	(131)
2022 expenses	(8)
Changes in estimated program costs	41
Remaining program charges	**$ 12**

These charges are primarily recorded in the Allstate Protection segment. Exit costs of this program reflect real estate costs primarily related to accelerated amortization of right-of-use assets and related leasehold improvements at facilities to be vacated. The actions related to the future work environment are substantially complete as of December 31, 2022.

Restructuring activity during the period

($ in millions)	Employee costs	Exit costs	Total liability
Restructuring liability as of December 31, 2021	$ 14	$ 7	$ 21
Expense incurred	31	29	60
Adjustments to liability	(9)	—	(9)
Payments and non-cash charges	(9)	(29)	(38)
Restructuring liability as of December 31, 2022	**$ 27**	**$ 7**	**$ 34**

As of December 31, 2022, the cumulative amount incurred to date for active programs related to employee severance, relocation benefits and exit expenses totaled $29 million for employee costs and $146 million for exit costs.

Note 15   Commitments, Guarantees and Contingent Liabilities

Shared markets and state facility assessments

The Company is required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations in various states that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers.

The Company routinely reviews its exposure to assessments from these plans, facilities and government programs. Underwriting results related to these arrangements, which tend to be adverse, have been immaterial to the Company's results of operations in the last three years. Because of the Company's participation, it may be exposed to losses that surpass the capitalization of these facilities or assessments from these facilities.

Florida Citizens Castle Key is subject to assessments from Citizens Property Insurance Corporation in the state of Florida ("FL Citizens"), which was initially created by the state of Florida to provide insurance to property owners unable to obtain coverage in the private insurance market. FL Citizens, at the discretion and direction of its Board of Governors, can levy a regular assessment on assessable insurers and assessable insureds for a deficit in any calendar year up to a maximum of the greater of: 2% of the projected deficit or 2% of the aggregate statewide direct written premium for the prior calendar year. The base of assessable insurers includes all property and casualty premiums in the state, except workers' compensation, medical malpractice, accident and health insurance and policies written under the NFIP. An insurer may recoup a regular assessment through a surcharge to policyholders. In order to recoup this assessment, an insurer must file for a policy surcharge with the Florida Office of Insurance Regulation at least fifteen days prior to imposing the surcharge on policies. If a deficit remains after the regular assessment, FL Citizens can also levy emergency assessments in the current and subsequent years. Companies are required to collect the emergency assessments directly from residential property policyholders and remit to FL Citizens as collected. Currently, the emergency assessment is zero for all policies issued or renewed on or after July 1, 2015.

Louisiana Citizens Louisiana Citizens Property Insurance Corporation ("LA Citizens") can levy a regular assessment on participating companies for a deficit in any calendar year up to a maximum of the greater of 10% of the calendar year deficit or 10% of Louisiana direct property premiums industry-wide for the prior calendar year. If the plan year deficit exceeds the amount that can be recovered through regular assessments, LA Citizens may fund the remaining deficit by issuing revenue assessment bonds in the capital markets. LA Citizens then declares emergency assessments each year to provide debt service on the bonds until they are retired. Companies writing assessable lines must surcharge their policyholders emergency assessments in the percentage established annually by LA Citizens and must remit amounts collected to the bond trustee on a quarterly basis. Emergency assessments to pay off bonds issued in 2007 for the hurricanes of 2005 will continue until 2025.

Facilities such as FL Citizens and LA Citizens are generally designed so that the ultimate cost is borne by policyholders; however, the exposure to assessments from these facilities and the availability of recoupments or premium rate increases may not offset each other in the Company's financial statements. Moreover, even if they do offset each other, they may not offset each other in financial statements for the same fiscal period due to the ultimate timing of the assessments and recoupments or premium rate increases, as well as the possibility of policies not being renewed in subsequent years.

California Earthquake Authority Exposure to certain potential losses from earthquakes in California is limited by the Company's participation in the California Earthquake Authority ("CEA"), which provides insurance for California earthquake losses. The CEA is a privately-financed, publicly-managed state agency created to provide insurance coverage for earthquake damage. Insurers selling homeowners insurance in California are required to offer earthquake insurance to their customers either through their company or by participation in the CEA. The Company's homeowners policies continue to include coverages for losses caused by explosions, theft, glass breakage and fires following an earthquake, which are not underwritten by the CEA.

As of September 30, 2022, the CEA's capital balance was approximately $5.60 billion. Should losses arising from an earthquake cause a deficit in the CEA, an additional $1.60 billion would be obtained from the proceeds of revenue bonds the CEA may issue, an existing $9.30 billion reinsurance layer, $1.00 billion from policy surcharge, and finally, if needed, assessments on participating insurance companies. Participating insurers are required to pay an assessment, currently estimated not to exceed $1.70 billion, if the capital of the CEA falls below $350 million. Within the limits previously described, the assessment could be intended to restore the CEA's capital to a level of $350 million. There is no provision that allows insurers to recover assessments through a premium surcharge or other mechanism. The CEA's projected aggregate claim paying capacity is $19.10 billion as of September 30, 2022 and if an event were to result in claims greater than its capacity, affected policyholders may be paid a prorated portion of their covered losses, paid on an installment basis, or no payments may be made if the claim paying capacity of the CEA is insufficient.

All future assessments on participating CEA insurers are based on their CEA insurance market share as of December 31 of the preceding year. As of December 31, 2022, the Company's market share was 8.3%. The Company does not expect its market share to materially change. At this level, the Company's maximum possible CEA assessment was $138 million during 2022. These amounts are re-evaluated by the board of directors of the CEA on an annual basis. Accordingly, assessments from the CEA for a particular quarter or annual period may be material to the results of operations and cash flows, but not the financial position of the Company. Management believes the Company's exposure to earthquake losses in California has been significantly reduced as a result of its participation in the CEA.

Texas Windstorm Insurance Association The Company participates as a member of the Texas Windstorm Insurance Association ("TWIA"), which provides wind and hail property coverage to coastal risks unable to procure coverage in the voluntary market. Wind and hail coverage is written on a TWIA-issued policy. TWIA follows a funding structure first utilizing currently available funds set aside from current and prior years. Under the current law, to the extent losses exceed premiums received from policyholders, TWIA utilizes a combination of reinsurance, TWIA issued securities, as well as member and policyholder assessments to fund loss payments.

Any assessments from TWIA for a particular quarter or annual period may be material to the results of operations and cash flows, but not to the financial position of the Company.

Texas Fair Plan Association The Company participates as a member of the Texas Fair Plan Association ("FAIR Plan"), which provides residential property insurance to inland areas designated as underserved by the Commissioner of Insurance and the applicant(s) are unable to procure coverage in the private market. The FAIR Plan issues insurance policies, like an insurance company, and it also functions as a pooling mechanism that allocates premiums, claims and expenses back to the insurance industry. Insurers are permitted to recover the assessment through either a premium surcharge applied to existing customers over a three-year period or increased rates, but the ability to fully recover the assessment may be impacted by market conditions or other factors.

North Carolina Joint Underwriters Association The North Carolina Joint Underwriters Association ("NCJUA") was created to provide property insurance for properties (other than the state's beach and coastal areas) that private insurers are not otherwise willing to

insure. All insurers licensed to write property insurance in North Carolina are members of the NCJUA. Premiums, losses and expenses of the NCJUA are shared by the member companies in proportion to their respective North Carolina property insurance writings. Member companies participate in plan deficits or surpluses based on their participation ratios, which are determined annually. The Company had a $5 million receivable from the NCJUA at December 31, 2022 representing its participation in the NCJUA's surplus of $18 million for all open years.

North Carolina Insurance Underwriting Association The North Carolina Insurance Underwriting Association ("NCIUA") provides property insurance, including windstorm and hail coverage, for properties located in the state's beach and coastal areas that private insurers are not otherwise willing to insure. All insurers licensed to write residential and commercial property insurance in North Carolina are members of the NCIUA. Members are assessed in proportion to their North Carolina residential and commercial property insurance writings, which is determined annually and varies by coverage, for plan deficits. As of December 31, 2022, the NCIUA had a surplus of $853 million. No member company is entitled to the distribution of any portion of the NCIUA's surplus. The Company does not recognize any interest related to this surplus. Legislation in 2009 capped insurers' assessments for losses incurred in any calendar year at $1.00 billion. Subsequent to an industry assessment of $1.00 billion, if the plan continues to require funding, it may authorize insurers to assess a 10% catastrophe recovery charge on each property insurance policy statewide to be remitted to the plan.

Other programs The Company is also subject to assessments by the NCRF and the FHCF, which are described in Note 11.

Guaranty funds

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company's policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile's statutory definition of insolvency, the amount of the loss is reasonably estimable and the related premium upon which the assessment is based is written. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. Since most states allow a credit against premium or other state related taxes for assessments, an asset is recorded based on paid and accrued assessments for the amount the Company expects to recover on the respective state's tax return and is realized over the period allowed by each state. As of December 31, 2022 and 2021, the liability balance included in other liabilities and accrued expenses was $29 million and $17 million, respectively. The related premium tax offsets included in other assets were $6 million and $7 million as of December 31, 2022 and 2021, respectively.

Guarantees

In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions and divestitures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third-party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

Related to the sale of ALNY on October 1, 2021, AIC agreed to indemnify Wilton Reassurance Company in connection with certain representations, warranties and covenants of AIC, and certain liabilities specifically excluded from the transaction, subject to specific contractual limitations regarding AIC's maximum obligation. Management does not believe these indemnifications will have a material effect on results of operations, cash flows or financial position of the Company.

Related to the sale of ALIC and Allstate Assurance Company on November 1, 2021, AIC and Allstate Financial Insurance Holdings Corporation (collectively, the "Sellers") agreed to indemnify Everlake US Holdings Company in connection with certain representations, warranties and covenants of the Sellers, and certain liabilities specifically excluded from the transaction, subject to specific contractual limitations regarding the Sellers' maximum obligation. Management does not believe these indemnifications will have a material effect on results of operations, cash flows or financial position of the Company.

The aggregate liability balance related to all guarantees was not material as of December 31, 2022.

Regulation and compliance

The Company is subject to extensive laws, regulations, administrative directives, and regulatory actions. From time to time, regulatory authorities or legislative bodies seek to influence and restrict premium rates, require premium refunds to policyholders, require reinstatement of terminated policies, prescribe rules or guidelines on how affiliates compete in the marketplace, restrict the ability of insurers to cancel or non-renew policies, require insurers to continue to write new policies or limit their ability to write new policies, limit insurers' ability to change coverage terms or to impose underwriting standards, impose additional regulations regarding agency and broker compensation, regulate the nature of and amount of investments, impose fines and penalties for unintended errors or mistakes, impose additional regulations regarding cybersecurity and privacy, and otherwise expand overall regulation of insurance products and the insurance industry. In addition, the Company is subject to laws and regulations administered and enforced by federal agencies, international agencies, and other organizations, including but not limited to the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, the U.S. Equal Employment Opportunity Commission, and the U.S. Department of Justice. The Company has established procedures and policies to facilitate compliance with laws and regulations, to foster prudent business operations, and to support financial reporting. The Company routinely reviews its practices to validate compliance with laws and regulations and with internal procedures and policies. As a result of these reviews, from time to time the Company may decide to modify some of its procedures and policies. Such modifications, and the reviews that led to them, may be accompanied by payments being made and costs being incurred. The ultimate changes and eventual effects of these actions on the Company's business, if any, are uncertain.

Legal and regulatory proceedings and inquiries

The Company and certain subsidiaries are involved in a number of lawsuits, regulatory inquiries, and other legal proceedings arising out of various aspects of its business.

Background These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including the underlying facts of each matter; novel legal issues; variations between jurisdictions in which matters are being litigated, heard, or investigated; changes in assigned judges; differences or developments in applicable laws and judicial interpretations; judges reconsidering prior rulings; the length of time before many of these matters might be resolved by settlement, through litigation, or otherwise; adjustments with respect to anticipated trial schedules and other proceedings; developments in similar actions against other companies; the fact that some of the lawsuits are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined; the fact that some of the lawsuits involve multi-state class actions in which the applicable law(s) for the claims at issue is in dispute and therefore unclear; and the challenging legal environment faced by corporations and insurance companies.

The outcome of these matters may be affected by decisions, verdicts, and settlements, and the timing of such decisions, verdicts, and settlements, in other individual and class action lawsuits that involve the Company, other insurers, or other entities and by other legal, governmental, and regulatory actions that involve the Company, other insurers, or other entities.

The outcome may also be affected by future state or federal legislation, the timing or substance of which cannot be predicted.

In the lawsuits, plaintiffs seek a variety of remedies which may include equitable relief in the form of injunctive and other remedies and monetary relief in the form of contractual and extra-contractual damages. In some cases, the monetary damages sought may include punitive or treble damages. Often specific information about the relief sought, such as the amount of damages, is not available because plaintiffs have not requested specific relief in their pleadings. When specific monetary demands are made, they are often set just below a state court jurisdictional limit in order to seek the maximum amount available in state court, regardless of the specifics of the case, while still avoiding the risk of removal to federal court. In Allstate's experience, monetary demands in pleadings bear little relation to the ultimate loss, if any, to the Company.

In connection with regulatory examinations and proceedings, government authorities may seek various forms of relief, including penalties, restitution, and changes in business practices. The Company may not be advised of the nature and extent of relief sought until the final stages of the examination or proceeding.

Accrual and disclosure policy The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for such matters at management's best estimate when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company does not establish accruals for such matters when the Company does not believe both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals. The Company does not include potential recoveries in its estimates of reasonably possible or probable losses. Legal fees are expensed as incurred.

The Company continues to monitor its lawsuits, regulatory inquiries, and other legal proceedings for further developments that would make the loss contingency both probable and estimable, and accordingly accruable, or that could affect the amount of accruals that have been previously established. There may continue to be exposure to loss in excess of any amount accrued. Disclosure of the nature and amount of an accrual is made when there have been sufficient legal and factual developments such that the Company's ability to resolve the matter would not be impaired by the disclosure of the amount of accrual.

When the Company assesses it is reasonably possible or probable that a loss has been incurred, it discloses the matter. When it is possible to estimate the reasonably possible loss or range of loss above the amount accrued, if any, for the matters disclosed, that estimate is aggregated and disclosed. Disclosure is not required when an estimate of the reasonably possible loss or range of loss cannot be made.

For certain of the matters described below in the "Claims related proceedings" and "Other proceedings" subsections, the Company is able to estimate the reasonably possible loss or range of loss above the amount accrued, if any. In determining whether it is possible to estimate the reasonably possible loss or range of loss, the Company reviews and evaluates the disclosed matters, in conjunction with counsel, in light of potentially relevant factual and legal developments.

These developments may include information learned through the discovery process, rulings on dispositive motions, settlement discussions, information obtained from other sources, experience from managing these and other matters, and other rulings by courts, arbitrators or others. When the Company possesses sufficient appropriate information to develop an estimate of the reasonably possible loss or range of loss above the amount accrued, if any, that estimate is aggregated and disclosed below. There may be other disclosed matters for which a loss is probable or reasonably possible, but such an estimate is not possible. Disclosure of the estimate of the reasonably possible loss or range of loss above the amount accrued, if any, for any individual matter would only be considered when there have been sufficient legal and factual developments such that the Company's ability to resolve the matter would not be impaired by the disclosure of the individual estimate.

The Company currently estimates that the aggregate range of reasonably possible loss in excess of the amount accrued, if any, for the disclosed matters where such an estimate is possible is zero to $135 million, pre-tax. This disclosure is not an indication of expected loss, if any. Under accounting guidance, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." This estimate is based upon currently available information and is subject to significant judgment and a variety of assumptions and known and unknown uncertainties. The matters underlying the estimate will change from time to time, and actual results may vary significantly from the current estimate. The estimate does not include matters or losses for which an estimate is not possible. Therefore, this estimate represents an estimate of possible loss only for certain matters meeting these criteria. It does not represent the Company's maximum possible loss exposure. Information is provided below regarding the nature of all of the disclosed matters and, where specified, the amount, if any, of plaintiff claims associated with these loss contingencies.

Due to the complexity and scope of the matters disclosed in the "Claims related proceedings" and "Other proceedings" subsections below and the many uncertainties that exist, the ultimate outcome of these matters cannot be predicted and in the Company's judgment, a loss, in excess of amounts accrued, if any, is not probable. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently accrued, if any, and may be material to the Company's operating results or cash flows for a particular quarterly or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters described below, as they are resolved over time, is not likely to have a material effect on the financial position of the Company.

Claims related proceedings The Company is managing various disputes in Florida that raise challenges to the Company's practices, processes, and procedures relating to claims for personal injury protection benefits under Florida auto policies. Medical providers continue to pursue litigation under various theories that challenge the amounts that the Company pays under the personal injury protection coverage, seeking additional benefit payments, as well as applicable interest, penalties and fees. There is a pending lawsuit, *Revival Chiropractic v. Allstate Insurance Company, et al.* (M.D. Fla., filed January 2019; appeal pending, 11th Circuit Court of Appeals), where the federal district court denied class certification and plaintiff's request to file a renewed motion for class certification. In *Revival*, on June 2, 2022, the 11th Circuit certified to the Florida Supreme Court Allstate's appeal of the federal district court's interpretation of the state personal injury protection statute. The 11th Circuit is holding determination on plaintiff's class certification appeal pending the outcome of the Florida Supreme Court certification. The oral argument before the Florida Supreme Court is scheduled for March 8, 2023. The Company is also defending litigation involving individual plaintiffs.

The Company is defending putative class actions in various courts that raise challenges to the Company's depreciation practices in homeowner property claims. In these lawsuits, plaintiffs generally allege that, when calculating actual cash value, the costs of "non-materials" such as labor, general contractor's overhead and profit, and sales tax should not be subject to depreciation. The Company is currently defending the following lawsuits on this issue: *Clark v. Allstate Vehicle and Property Insurance Company* (Circuit Court of Independence Co., Ark., filed February 2016); *Sims, et al. v. Allstate Fire and Casualty Insurance Company, et al.* (W.D. Tex. filed June 2022); *Thompson, et al. v. Allstate Insurance Company* (Circuit Court of Cole Co., Mo. filed June 2022); and *Hill v. Allstate Vehicle and Property Insurance Company* (Circuit Court of Cole Co., Mo. filed October 2022). No classes have been certified in any of these matters. A settlement-in-principle has been reached in the following cases: *Perry v. Allstate Indemnity Company, et al.* (N.D. Ohio filed May 2016); *Lado v. Allstate Vehicle and Property Insurance Company* (S.D. Ohio filed March 2020); *Maniaci v. Allstate Insurance Company* (N.D. Ohio filed March 2020); and *Ferguson-Luke, et al. v. Allstate Property and Casualty Insurance Company* (N.D. Ohio filed April 2020). The court granted preliminary approval of a class-wide settlement in *Hester, et al. v. Allstate Vehicle and Property Insurance Company, et al.* (St. Clair Co., Ill. filed June 2020) (as

part of the proposed class-wide settlement, the plaintiff and defendant in *Thaxton v. Allstate Indemnity Company* were added to the *Hester* complaint). A motion for preliminary approval of a class-wide settlement is pending in *Mitchell, et al. v. Allstate Vehicle and Property Insurance Company, et al.* (S.D. Ala. filed August 2021).

The Company is defending putative class actions pending in multiple states alleging that the Company underpays total loss vehicle physical damage claims on auto policies. The allegedly systematic underpayments result from one or more of the following theories: (a) the third party valuation tool used by the Company as part of a comprehensive adjustment process is allegedly flawed, biased, or contrary to applicable law; (b) the Company allegedly does not pay sales tax, title fees, registration fees, and/or other specified fees that are allegedly mandatory under policy language or state legal authority; or (c) after paying for the value of the loss vehicle, then the Company allegedly is not entitled to retain the residual salvage value, and the Company allegedly must pay salvage value to the owner (or if the loss vehicle is retained by the owner, then the Company allegedly may not apply any offset for the salvage value).

The following cases are currently pending against the Company: *Olberg v. Allstate Insurance Company, Allstate Fire and Casualty Insurance Company, and CCC Information Services, Inc.* (W.D. Wash., filed April 2018); *Kronenberg v. Allstate Insurance Company and Allstate Fire and Casualty Insurance Company* (E.D.N.Y., filed December 2018); *Durgin v. Allstate Property and Casualty Insurance Company* (W.D. La., filed June 2019); *Williams v. Esurance Property and Casualty Insurance Company* (C.D. Cal., filed September 2020); *Cotton v. Allstate Fire and Casualty Insurance Company* (Cir. Ct. of Cook Co. Ill., Chancery Div., filed October 2020); *Romaniak v. Esurance Property and Casualty Insurance Company* (N.D. Ohio, filed December 2020); *Bass v. Imperial Fire and Casualty Insurance Company* (W.D. La., filed February 2022); *Cummings v. Allstate Property and Casualty Insurance Company* (M.D. La., filed April 2022); *Slaughter v. Esurance Property and Casualty Insurance Company* (Cir. Ct. of Cook Co, Ill., Chancery Div., filed September 2022); *Kanak v. Allstate Fire and Casualty Insurance Company* (Cir. Ct. of Cook Co., Ill., Chancery Div., filed September 2022).

None of the courts in any of the pending matters has ruled on class certification.

Other proceedings The Company is defending against an investigatory hearing before the California Insurance Commissioner concerning the private passenger automobile insurance rating practices of Allstate Insurance Company and Allstate Indemnity Company in California. The investigatory hearing is captioned: *In the Matter of the Rating Practices of Allstate Insurance Company and Allstate Indemnity Company*. Pursuant to the Notice of Hearing issued by the California Insurance Commissioner, the California Insurance Commissioner is investigating: (1) whether Allstate has potentially violated California insurance law by using illegal price optimization; (2) how Allstate implemented any such potentially illegal price optimization in its private passenger auto insurance rates and/or class plans; and (3) how such potentially illegal price optimization impacted Allstate's private passenger auto insurance policyholders. Fact discovery has been completed in the investigatory hearing. The hearing is scheduled for May 22, 2023.

In re The Allstate Corp. Securities Litigation is a certified class action filed on November 11, 2016 in the United States District Court for the Northern District of Illinois against the Company and two of its officers asserting claims under the federal securities laws. Plaintiffs allege that they purchased Allstate common stock during the class period and suffered damages as the result of the conduct alleged. Plaintiffs seek an unspecified amount of damages, costs, attorney's fees, and other relief as the court deems appropriate. Plaintiffs allege that the Company and certain senior officers made allegedly material misstatements or omissions concerning claim frequency statistics and the reasons for a claim frequency increase for Allstate brand auto insurance between October 2014 and August 3, 2015.

Plaintiffs further allege that a senior officer engaged in stock option exercises during that time allegedly while in possession of material nonpublic information about Allstate brand auto insurance claim frequency. The Company, its chairman, president and chief executive officer, and its former president are the named defendants. After the court denied their motion to dismiss on February 27, 2018, defendants answered the complaint, denying plaintiffs' allegations that there was any misstatement or omission or other misconduct. On June 22, 2018, plaintiffs filed their motion for class certification. The court allowed the lead plaintiffs to amend their complaint to add the City of Providence Employee Retirement System as a proposed class representative and on September 12, 2018, the amended complaint was filed. A class was

certified on March 26, 2019, vacated by the U.S. Court of Appeals for the Seventh Circuit on July 16, 2020 and remanded for further consideration by the district court. On December 21, 2020, the district court again granted plaintiffs' motion for class certification and certified a class consisting of all persons who purchased Allstate common stock between October 29, 2014 and August 3, 2015. Defendants' petition for permission to appeal this ruling was denied on January 28, 2021. Following the close of discovery defendants moved for summary judgment on March 23, 2022. On July 26, 2022 the court entered its order granting summary judgment in part (as to plaintiffs' claims relating to certain statements made in October 2014) and denying it as to the remainder of plaintiffs' claims. On January 10, 2023, the parties filed a joint pre-trial order. A pre-trial conference is scheduled for March 2, 2023.

The Company is continuing to defend two putative class actions in California federal court, *Holland Hewitt v. Allstate Life Insurance Company* (E.D. Cal., filed May 2020) and *Farley v. Lincoln Benefit Life Company* (E.D. Cal., filed Dec. 2020), following the sale of ALIC. No classes have been certified in these matters. In these cases, plaintiffs generally allege that the defendants failed to comply with certain California statutes which address contractual grace periods and lapse notice requirements for certain life insurance policies. Plaintiffs claim that these statutes apply to life insurance policies that existed before the statutes' effective date. The plaintiffs seek damages and injunctive relief. Similar litigation is pending against other insurance carriers. In August 2021, the California Supreme Court in *McHugh v. Protective Life*, a matter involving another insurer, determined that the statutory notice requirements apply to life insurance policies issued before the statutes' effective date. The Company asserts various defenses to plaintiffs' claims and to class certification.

Note 16 Income Taxes

The Company and its eligible domestic subsidiaries file a U.S. consolidated federal income tax return. The Company also files tax returns in various states and foreign jurisdictions. Tax liabilities and benefits realized by the consolidated group are allocated as generated by the respective entities.

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted through income tax expense as changes in tax laws or rates are enacted.

Inflation Reduction Act of 2022 The Inflation Reduction Act of 2022 ("Act"), which contains several tax-related provisions, was signed into law in August 2022. The Act creates a 15% corporate alternative

minimum tax ("CAMT") on certain large corporations and an excise tax of 1% on stock repurchases by publicly traded U.S. corporations, both effective after December 31, 2022. The excise tax on common stock repurchases will be classified as an additional cost of the stock acquired included in treasury stock in shareholders' equity. The Company has determined that it is considered an "applicable corporation" under the rules of CAMT, and as such, it is expected to perform the CAMT computation starting January 1, 2023; however, a reasonable estimate cannot be made as of the filing date.

Coronavirus Aid, Relief and Economic Security Act The Company qualified and claimed certain employer payroll tax credits that are allowed under the Coronavirus Aid, Relief and Economic Security Act. For the year ended December 31, 2022 and 2021, the Company recorded $3 million and $21 million of refundable employee retention tax credits reported in property and casualty claims and claims expense in the Consolidated Statements of Operations, respectively.

Regulatory tax examinations On January 4, 2021 and October 1, 2021, the Company acquired National General and SafeAuto, respectively. For tax years prior to the acquisition, National General is subject to separate Internal Revenue Service ("IRS") audits. The IRS has completed its exam of Allstate's tax years prior to 2017 and National General tax years prior to 2015. Currently, the Company is under exam for the 2017 and 2018 tax years and National General is under exam for the 2015 through 2019 tax years. The Company believes that adequate provision has been made in the Consolidated Financial Statements for any potential adjustments that may result from IRS examinations or any other tax authorities related to all open tax years.

Unrecognized tax benefits The Company recognizes tax positions in the consolidated financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the consolidated financial statements.

Reconciliation of the change in the amount of unrecognized tax benefits

	For the years ended December 31,		
($ in millions)	2022	2021	2020
Balance – beginning of year	$ 17	$ 12	$ 70
Acquisitions	—	5	—
Decrease for settlements	—	—	(58)
Balance – end of year	$ 17	$ 17	$ 12

The Company believes that it is reasonably possible that a portion of the unrecognized tax benefits could decrease within the next twelve months as a result of the lapse of the applicable statute of limitations.

Components of the deferred income tax assets and liabilities

	As of December 31,	
($ in millions)	2022	2021
Deferred tax assets		
Unearned premium reserves	$ 815	$ 742
Unrealized net capital losses	608	—
Discount on loss reserves	228	169
Research & development capitalization	219	—
Accrued compensation	128	151
Net operating loss carryover	97	88
Other postretirement benefits	15	31
Pension	10	—
Other assets	95	90
Total deferred tax assets before valuation allowance	**2,215**	**1,271**
Valuation allowance	(34)	(24)
Total deferred tax assets after valuation allowance	**2,181**	**1,247**
Deferred tax liabilities		
DAC	(1,013)	(924)
Investments	(431)	(666)
Intangible assets	(147)	(219)
Unrealized net capital gains	—	(163)
Pension	—	(9)
Other liabilities	(204)	(99)
Total deferred tax liabilities	**(1,795)**	**(2,080)**
Net deferred tax assets (liabilities)	**$ 386**	**$ (833)**

As of December 31, 2022, the Company has U.S. federal and foreign net operating loss ("NOL") carryforwards, some of which will expire on various dates from 2025 through 2037 as indicated in the table below. In assessing the realizability of gross deferred tax assets, management considers whether it is more likely than not that some portion or all of the gross deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment, as well as limitations on use in future periods. Accordingly, management believes that it is more likely than not that the benefit from certain NOL carryforwards from recent acquisitions will not be realized. The Company has a valuation allowance of $34 million on the deferred tax assets related to these NOL carryforwards.

The provisions of the Tax Cuts and Jobs Act of 2017 eliminated the 20-year carryforward period and made it indefinite for federal net operating losses generated in tax years after December 31, 2017. For such amounts generated prior to 2018, the 20-year carryforward period continues to apply.

Components of the net operating loss carryforwards as of December 31, 2022

($ in millions)	20-Year Carryforward Expires in 2025-2037		Indefinite Carryforward Period		Total	
US Federal	$	221	$	9	$	230
Foreign		—		219		219
Total	**$**	**221**	**$**	**228**	**$**	**449**

Components of income tax expense

	For the years ended December 31,					
($ in millions)	2022		2021		2020	
Current	$	(36)	$	841	$	1,480
Deferred		(458)		448		(107)
Total income tax (benefit) expense	**$**	**(494)**	**$**	**1,289**	**$**	**1,373**

The Company paid income taxes of $95 million, $1.05 billion and $1.48 billion in 2022, 2021 and 2020, respectively.

The Company had current income tax receivable of $677 million and $370 million as of December 31, 2022 and 2021, respectively.

Reconciliation of the statutory federal income tax rate to the effective income tax rate

	For the years ended December 31,					
($ in millions)	2022		2021		2020	
(Loss) income before income taxes	$ (1,858)		$ 6,448		$ 6,802	
Statutory federal income tax rate on income from operations	(390)	21.0 %	1,354	21.0 %	1,428	21.0 %
State income taxes	—	—	13	0.2	31	0.4
Tax credits	(55)	3.0	(42)	(0.6)	(24)	(0.4)
Tax-exempt income	(17)	0.9	(18)	(0.3)	(23)	(0.3)
Share-based payments	(22)	1.2	(18)	(0.3)	(30)	(0.4)
Other	(10)	0.5	—	—	(9)	(0.1)
Effective income tax rate on income from operations	**$ (494)**	**26.6 %**	**$ 1,289**	**20.0 %**	**$ 1,373**	**20.2 %**

Note 17 Statutory Financial Information and Dividend Limitations

Allstate's domestic property and casualty and life, accident and health insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable insurance commissioner or director. Statutory accounting practices differ from GAAP primarily since they require charging policy acquisition costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing certain investments and establishing deferred taxes on a different basis.

Statutory net income (loss) and capital and surplus of Allstate's domestic insurance subsidiaries

($ in millions)	Net income (loss) 2022	2021	2020	Capital and surplus 2022	2021
Amounts by major business type:					
Property and casualty insurance	$ (1,653)	$ 5,975	$ 6,232	$ 14,997	$ 21,186
Life, accident and health insurance	70	96	95	279	322
Life and annuity business sold	—	1,642	(81)	—	—
Amount per statutory accounting practices	$ (1,583)	$ 7,713	$ 6,246	$ 15,276	$ 21,508

Dividend Limitations

There are no regulatory restrictions that limit the payment of dividends by the Corporation, except those generally applicable to corporations incorporated in Delaware. Dividends are payable only out of certain components of shareholders' equity as permitted by Delaware law. However, the ability of the Corporation to pay dividends is dependent on business conditions, income, cash requirements of the Company, receipt of dividends from AIC and other relevant factors.

The payment of shareholder dividends by AIC without the prior approval of the Illinois Department of Insurance ("IL DOI") is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. AIC paid dividends of $4.20 billion in 2022. The maximum amount of dividends AIC will be able to pay without prior IL DOI approval at a given point in time during 2023 is $1.22 billion, less dividends paid during the preceding twelve months measured at that point in time. The payment of a dividend in excess of this amount requires 30 days advance written notice to the IL DOI. The dividend is deemed approved, unless the IL DOI disapproves it within the 30-day notice period. Additionally, any dividend must be paid out of unassigned surplus excluding unrealized appreciation from investments, which for AIC totaled $7.45 billion as of December 31, 2022, and cannot result in capital and surplus being less than the minimum amount required by law.

Under state insurance laws, insurance companies are required to maintain paid up capital of not less than the minimum capital requirement applicable to the types of insurance they are authorized to write. Insurance companies are also subject to risk-based capital ("RBC") requirements adopted by state insurance regulators. A company's "authorized control level RBC" is calculated using various factors applied to certain financial balances and activity. Companies that do not maintain adjusted statutory capital and surplus at a level in excess of the company action level RBC, which is two times authorized control level RBC, are required to notify and file a RBC remediation plan to the domiciliary regulator and provide a copy of the remediation plan to state insurance regulators in which the insurer is authorized to do business. Company action level RBC is significantly in excess of the minimum capital requirements. Total adjusted statutory capital and surplus and authorized control level RBC of AIC were $12.24 billion and $2.96 billion, respectively, as of December 31, 2022. Most of the Corporation's insurance subsidiaries are subsidiaries of or reinsure all of their business to AIC. AIC's subsidiaries are included as a component of AIC's total statutory capital and surplus.

The amount of restricted net assets, as represented by the Corporation's investment in its insurance subsidiaries, was $19.61 billion as of December 31, 2022.

Intercompany transactions

Notification and approval of intercompany lending activities is also required by the IL DOI for transactions that exceed a level that is based on a formula using statutory admitted assets and statutory surplus.

Note 18 Benefit Plans

Pension and other postretirement plans

Defined benefit pension plans cover most full-time employees, certain part-time employees and employee-agents. Benefits under the pension plans are based upon the employee's length of service, eligible annual compensation and, prior to January 1, 2014, either a cash balance or final average pay formula. A cash balance formula applies to all eligible employees hired after August 1, 2002. Eligible employees hired before August 1, 2002 chose between the cash balance formula and the final average pay formula. In July 2013, the Company amended its primary plans effective January 1, 2014 to introduce a new cash balance formula to replace the previous formulas (including the final average pay formula and the previous cash

balance formula) under which eligible employees accrue benefits.

The Company also provides a medical coverage subsidy for eligible employees hired before January 1, 2003, including their eligible dependents, when they retire and certain life insurance benefits for eligible retirees ("postretirement benefits"). Effective January 1, 2021, the Company eliminated the medical coverage subsidy for employees who were not eligible to retire as of December 31, 2020.

Qualified employees may become eligible for a medical subsidy if they retire in accordance with the terms of the applicable plans and are insured under the Company's group plans or other approved plans in accordance with the plan's participation requirements. The Company shares the cost of retiree medical benefits with non Medicare-eligible retirees based on years of service, with the Company's share being subject to a 5% limit on future annual medical cost inflation after retirement. For Medicare-eligible retirees, the Company provides a fixed Company contribution based on years of service and other factors, which is not subject to adjustments for inflation.

In July 2013, the Company amended the plan to eliminate the life insurance benefits effective January 1, 2014 for current eligible employees and effective January 1, 2016 for eligible retirees who retired after 1989. Subject to a court order, the Company paid life insurance premiums for certain retiree plaintiffs until their lawsuit seeking to keep their life insurance benefits intact was resolved. In September 2020, the court entered summary judgment in favor of the Company and dismissed the action, releasing the Company from the order requiring the continued payment of premiums for certain retirees. In December 2021, the Court of Appeals affirmed summary judgment in favor of the Company. In October 2022, the U.S. Supreme Court denied the plaintiffs' petition for appeal. On December 13, 2022, the trial court denied the plaintiffs' motions to vacate the summary judgment decision and seek further discovery. On January 12, 2023, the plaintiffs filed a notice of appeal with respect to the December rulings.

The Company has reserved the right to modify or terminate its benefit plans at any time and for any reason.

Obligations and funded status

The Company calculates benefit obligations based upon generally accepted actuarial methodologies using the projected benefit obligation ("PBO") for pension plans and the accumulated postretirement benefit obligation ("APBO") for other postretirement plans. Pension costs and other postretirement obligations are determined using a December 31 measurement date. The benefit obligations represent the actuarial present value of all benefits attributed to employee service rendered as of the measurement date. The PBO is measured using the pension benefit formulas and assumptions. A plan's funded status is calculated as the difference between the benefit obligation and the fair value of plan assets. The Company's funding policy for the pension plans is to make contributions at a level in accordance with regulations under the Internal Revenue Code ("IRC") and generally accepted actuarial principles. The Company's other postretirement benefit plans are not funded.

Change in projected benefit obligation, plan assets and funded status

| | As of December 31, | | | |
| | Pension benefits | | Postretirement benefits | |
($ in millions)	2022	2021	2022	2021
Change in projected benefit obligation				
Benefit obligation, beginning of year	$ 6,500	$ 7,763	$ 284	$ 318
Service cost	101	103	1	1
Interest cost	219	191	10	8
Participant contributions	—	—	16	16
Remeasurement of projected benefit obligation (gains) losses	(1,382)	(309)	(62)	(16)
Benefits paid	(894)	(1,242)	(42)	(43)
Translation adjustment and other	(33)	(6)	(4)	—
Benefit obligation, end of year	$ 4,511	$ 6,500	$ 203	$ 284
Change in plan assets				
Fair value of plan assets, beginning of year	$ 6,525	$ 6,987		
Actual return on plan assets	(1,189)	764		
Employer contribution	24	22		
Benefits paid	(894)	(1,242)		
Translation adjustment and other	(36)	(6)		
Fair value of plan assets, end of year	$ 4,430	$ 6,525		
Funded status [1]	$ (81)	$ 25	$ (203)	$ (284)
Amounts recognized in AOCI				
Unamortized pension and other postretirement prior service credit	$ —	$ (28)	$ (39)	$ (65)

[1] The funded status is recorded within other assets or other liabilities and accrued expenses on the Consolidated Statements of Financial Position.

Changes in items not yet recognized as a component of net cost for pension and other postretirement plans

($ in millions)	Pension benefits	Postretirement benefits
Items not yet recognized as a component of net cost – December 31, 2021	$ (28)	$ (65)
Prior service credit amortized to net cost	28	25
Translation adjustment and other	—	1
Items not yet recognized as a component of net cost – December 31, 2022	$ —	$ (39)

The prior service credit is recognized as a component of net cost for pension and other postretirement plans amortized over the average remaining service period of active employees expected to receive benefits.

The accumulated benefit obligation ("ABO") for all defined benefit pension plans was $4.42 billion and $6.36 billion as of December 31, 2022 and 2021, respectively. The ABO is the actuarial present value of all benefits attributed by the pension benefit formula to employee service rendered at the measurement date. However, it differs from the PBO due to the exclusion of an assumption as to future compensation levels.

The PBO, ABO and fair value of plan assets for the Company's pension plans with an ABO in excess of plan assets were $84 million, $83 million and zero million, respectively, as of December 31, 2022 and $123 million, $121 million and zero , respectively, as of December 31, 2021. Included in the accrued benefit cost of the pension benefits are certain unfunded non-qualified plans with accrued benefit costs of $84 million and $123 million for 2022 and 2021, respectively.

Components of net cost (benefit) for pension and other postretirement plans

	For the years ended December 31,								
	Pension benefits			Postretirement benefits			Total pension and postretirement benefits		
($ in millions)	2022	2021	2020	2022	2021	2020	2022	2021	2020
Service cost	$ 101	$ 103	$ 104	$ 1	$ 1	$ 4	$ 102	$ 104	$ 108
Interest cost	219	191	210	10	8	11	229	199	221
Expected return on plan assets	(371)	(445)	(414)	—	—	—	(371)	(445)	(414)
Amortization of prior service credit	(27)	(50)	(54)	(25)	(25)	(10)	(52)	(75)	(64)
Curtailment losses (gains)	—	—	10	—	—	(8)	—	—	2
Costs and expenses	**(78)**	**(201)**	**(144)**	**(14)**	**(16)**	**(3)**	**(92)**	**(217)**	**(147)**
Remeasurement of projected benefit obligation	(1,382)	(309)	813	(62)	(16)	22	(1,444)	(325)	835
Remeasurement of plan assets	1,560	(319)	(886)	—	—	—	1,560	(319)	(886)
Remeasurement (gains) losses	**178**	**(628)**	**(73)**	**(62)**	**(16)**	**22**	**116**	**(644)**	**(51)**
Total net (benefit) cost	**$ 100**	**$ (829)**	**$ (217)**	**$ (76)**	**$ (32)**	**$ 19**	**$ 24**	**$ (861)**	**$ (198)**

The service cost component is the actuarial present value of the benefits attributed by the plans' benefit formula to services rendered by the employees during the period.

Interest cost is the increase in the PBO in the period due to the passage of time at the discount rate.

Interest cost fluctuates as the discount rate changes and is also impacted by the related change in the size of the PBO.

The expected return on plan assets is determined as the product of the expected long-term rate of return on plan assets and the fair value of plan assets.

Pension and other postretirement service cost, interest cost, expected return on plan assets, amortization of prior service credit and curtailment gains and losses are reported in property and casualty insurance claims and claims expense, operating costs and expenses, net investment income and (if applicable) restructuring and related charges on the Consolidated Statements of Operations.

Remeasurement gains and losses relate to changes in discount rates, the differences between actual return on plan assets and the expected long-term rate of return on plan assets, and differences between actual plan experience and actuarial assumptions.

Weighted average assumptions used to determine net pension cost and net postretirement benefit cost

	For the years ended December 31,					
	Pension benefits			Postretirement benefits		
	2022	2021	2020	2022	2021	2020
Discount rate	4.27 %	2.84 %	3.00 %	4.24 %	2.75 %	2.99 %
Expected long-term rate of return on plan assets	7.06	7.06	7.08	n/a	n/a	n/a
Cash balance interest credit rate	2.74	2.04	1.65	n/a	n/a	n/a

Weighted average assumptions used to determine benefit obligations

| | For the years ended December 31, | | | |
| | Pension benefits | | Postretirement benefits | |
	2022	2021	2022	2021
Discount rate	5.64 %	2.93 %	5.58 %	2.86 %
Cash balance interest credit rate	3.97	1.90	n/a	n/a

The weighted average health care cost trend rate used in measuring the accumulated postretirement benefit cost is 6.8% for 2023, gradually declining to 4.5% in 2035 and remaining at that level thereafter.

Pension plan assets In general, the Company's pension plan assets are managed in accordance with investment policies approved by pension investment committees. The purpose of the policies is to ensure the plans' long-term ability to meet benefit obligations by prudently investing plan assets and Company contributions, while taking into consideration regulatory and legal requirements and current market conditions. The investment policies are reviewed periodically and specify target plan asset allocation by asset category. In addition, the policies specify various asset allocation and other risk limits. The target asset allocation takes the plans' funding status into consideration, among other factors, including anticipated demographic changes or liquidity requirements that may affect the funding status such as the potential impact of lump sum settlements as well as existing or expected market conditions. In general, the allocation has a lower overall investment risk when a plan is in a stronger funded status position since there is less economic incentive to take risk to increase the expected returns on the plan assets. The pension plans' asset exposure within each asset category is tracked against widely accepted established benchmarks for each asset class with limits on variation from the benchmark established in the investment policy. Pension plan assets are regularly monitored for compliance with these limits and other risk limits specified in the investment policies.

Weighted average target asset allocation and actual percentage of plan assets by asset category

| | As of December 31, 2022 | | | |
| | Target asset allocation [1] | Actual percentage of plan assets | | |
Pension plan's asset category	2022	2022	2021
Equity securities [2]	22 - 36%	27 %	55 %
Fixed income securities	43 - 54	49	30
Limited partnership interests	1 - 24	21	14
Short-term investments and other	—	3	1
Total without securities lending [3]		**100 %**	**100 %**

[1] The target asset allocation considers risk-based exposure while the actual percentage of plan assets utilizes a financial reporting view excluding exposure provided through derivatives.

[2] The actual percentage of plan assets for equity securities includes 0% and 3% of fixed income mutual funds in 2022 and 2021, respectively, that are subject to the fixed income securities target allocation.

[3] Securities lending collateral reinvestment of $297 million and $121 million is excluded from the table above in 2022 and 2021, respectively.

The target asset allocation for an asset category may be achieved either through direct investment holdings, through replication using derivative instruments (e.g., futures or swaps) or net of hedges using derivative instruments to reduce exposure to an asset category. The net notional amount of derivatives used for replication and non-hedging strategies is limited to 115% of total plan assets. Market performance of the different asset categories may, from time to time, cause deviation from the target asset allocation. The asset allocation mix is reviewed on a periodic basis and rebalanced to bring the allocation within the target ranges.

Outside the target asset allocation, the pension plans participate in a securities lending program to enhance returns. As of December 31, 2022, fixed income securities are lent out and cash collateral is invested in short-term investments.

Fair values of pension plan assets as of December 31, 2022

($ in millions)	Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Balance as of December 31, 2022	
Equity securities	$	120	$	25	$	—	$	145
Fixed income securities:								
Government bonds [1]		496		896		—		1,392
Corporate bonds [2]		—		757		—		757
Short-term investments		163		279		—		442
Free-standing derivatives:								
Assets		—		1		—		1
Liabilities		(1)		(5)		—		(6)
Other assets		1		—		—		1
Total plan assets at fair value	**$**	**779**	**$**	**1,953**	**$**	**—**		**2,732**
% of total plan assets at fair value		28.5 %		71.5 %		— %		100.0 %
Investments measured using the net asset value practical expedient								1,975
Securities lending obligation [3]								(296)
Derivatives counterparty and cash collateral netting								2
Other net plan assets [4]								17
Total reported plan assets							**$**	**4,430**

[1] Includes U.S. government and agencies and foreign government bonds.

[2] Includes ABS securities.

[3] The securities lending obligation represents the plan's obligation to return securities lending collateral received under a securities lending program. The terms of the program allow both the plan and the counterparty the right and ability to redeem/return the securities loaned on short notice. Due to its relatively short-term nature, the outstanding balance of the obligation approximates fair value.

[4] Other net plan assets represent cash and cash equivalents, interest and dividends receivable and net receivables related to settlements of investment transactions, such as purchases and sales.

Fair values of pension plan assets as of December 31, 2021

($ in millions)	Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Balance as of December 31, 2021	
Equity securities	$	311	$	44	$	2	$	357
Fixed income securities:								
Government bonds		58		1,206		—		1,264
Corporate bonds		—		696		—		696
Short-term investments		135		65		—		200
Free-standing derivatives:								
Assets		—		4		—		4
Liabilities		—		(3)		—		(3)
Other assets		2		—		—		2
Total plan assets at fair value	**$**	**506**	**$**	**2,012**	**$**	**2**		**2,520**
% of total plan assets at fair value		20.1 %		79.8 %		0.1 %		100.0 %
Investments measured using the net asset value practical expedient								4,109
Securities lending obligation								(121)
Derivatives counterparty and cash collateral netting								(3)
Other net plan assets								20
Total reported plan assets							**$**	**6,525**

The fair values of pension plan assets are estimated using the same methodologies and inputs as those used to determine the fair values for the respective asset category of the Company. These methodologies and inputs are disclosed in Note 6.

Rollforward of Level 3 plan assets during December 31, 2022

| ($ in millions) | Balance as of December 31, 2021 | Actual return on plan assets: | | Purchases, sales and settlements, net | Net transfers in (out) of Level 3 | Balance as of December 31, 2022 |
		Relating to assets sold during the period	Relating to assets still held at the reporting date			
Equity securities	$ 2	$ —	$ —	$ —	$ (2)	$ —
Total Level 3 plan assets	**$ 2**	**$ —**	**$ —**	**$ —**	**$ (2)**	**$ —**

Rollforward of Level 3 plan assets during December 31, 2021

| ($ in millions) | Balance as of December 31, 2020 | Actual return on plan assets: | | Purchases, sales and settlements, net | Net transfers in (out) of Level 3 | Balance as of December 31, 2021 |
		Relating to assets sold during the period	Relating to assets still held at the reporting date			
Equity securities	$ —	$ —	$ —	$ 2	$ —	$ 2
Fixed income securities:						
Corporate	$ 2	$ —	$ —	$ (2)	$ —	$ —
Total Level 3 plan assets	**$ 2**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 2**

Rollforward of Level 3 plan assets during December 31, 2020

| ($ in millions) | Balance as of December 31, 2019 | Actual return on plan assets: | | Purchases, sales and settlements, net | Net transfers in (out) of Level 3 | Balance as of December 31, 2020 |
		Relating to assets sold during the period	Relating to assets still held at the reporting date			
Fixed income securities:						
Corporate	$ —	$ —	$ —	$ 2	$ —	$ 2
Total Level 3 plan assets	**$ —**	**$ —**	**$ —**	**$ 2**	**$ —**	**$ 2**

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. The Company's assumption for the expected long-term rate of return on plan assets is evaluated annually giving consideration to appropriate data including, but not limited to, the plan asset allocation, forward-looking expected returns for the period over which benefits will be paid, historical returns on plan assets and other relevant market data. Given the long-term forward-looking nature of this assumption, the actual returns in any one year do not immediately result in a change to the expected long-term rate of return on plan assets. In consideration of the targeted plan asset allocation, the Company evaluated expected returns using sources including historical average asset class returns from independent nationally recognized providers of this type of data blended together using the asset allocation policy weights for the Company's pension plans; asset class return forecasts developed by employees with relevant expertise in such forecasts and who are independent from those charged with managing the pension plan assets; and expected portfolio returns from a proprietary simulation methodology of a widely recognized external investment consulting firm that performs asset allocation and actuarial services for corporate pension plan sponsors. The above sources support the Company's weighted average long-term rate of return on plan assets assumption of 7.06% used for 2022 and an estimate of 7.35% that will be used for 2023. As of the 2022 measurement date, the arithmetic average of the annual actual return on plan assets for the most recent 10 and 5 years was 8.4% and 6.9%, respectively.

Cash flows There was no required cash contribution necessary to satisfy the minimum funding requirement under the IRC for the tax qualified pension plan for the year ended December 31, 2022.

The Company currently plans to contribute $19 million to its unfunded non-qualified plans and zero to both its primary and other qualified funded pension plans in 2023.

The Company contributed $26 million and $27 million to the postretirement benefit plans in 2022 and 2021, respectively. Contributions by participants were $16 million and $16 million in 2022 and 2021, respectively.

Estimated future benefit payments expected to be paid in the next 10 years

	As of December 31, 2022	
($ in millions)	Pension benefits	Postretirement benefits
2023	$ 505	$ 25
2024	485	26
2025	470	25
2026	468	23
2027	463	21
2028-2032	1,778	69
Total benefit payments	$ **4,169**	$ **189**

Allstate 401(k) Savings Plan

Employees of the Company, with the exception of those employed by the Company's international, SquareTrade and InfoArmor subsidiaries, are eligible to become members of the Allstate 401(k) Savings Plan ("Allstate Plan"). The Company's contributions are based on the Company's matching obligation. The Company is responsible for funding its contribution to the Allstate Plan.

The Company's contribution to the Allstate Plan was $131 million, $110 million and $103 million in 2022, 2021 and 2020, respectively.

Allstate's Canadian, SquareTrade and InfoArmor subsidiaries sponsor defined contribution plans for their eligible employees. Expense for subsidiary sponsored defined contribution plans was $9 million, $9 million and $13 million in 2022, 2021 and 2020, respectively.

Note 19   Equity Incentive Plans

The Company currently has equity incentive plans under which it grants nonqualified stock options, restricted stock units and performance stock awards to certain employees and directors of the Company.

Equity awards

($ in millions)	2022	2021	2020
Compensation expense	$ 93	$ 120	$ 124
Income tax benefits	16	18	18
Cash received from exercise of options	130	151	111
Tax benefit realized on options exercised and release of stock restrictions	44	37	53

The Company records compensation expense related to awards under these plans over the shorter of the period in which the requisite service is rendered or retirement eligibility is attained. Compensation expense for performance stock awards with no market condition is based on the probable number of awards expected to vest using the performance level most likely to be achieved at the end of the performance period. Compensation expense for performance stock awards with a market condition is based on the number of awards expected to vest as estimated at the grant date and does not change if the market condition is not met.

Nonvested awards as of December 31, 2022

($ in millions)	Unrecognized compensation	Weighted average vesting period
Nonqualified stock options	$ 16	1.66
Restricted stock units	47	1.9
Performance stock awards	20	1.55
Total	$ **83**	

Options are granted to employees with exercise prices equal to the closing share price of the Company's common stock on the applicable grant date. Options granted to employees vest ratably over a three-year period. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances. Options may be exercised once vested and will expire no later than ten years after the date of grant.

Restricted stock units for directors vest immediately and convert into shares of stock on the earlier of the day of the third anniversary of the grant date or the date the director's service terminates, unless a deferred period of restriction is elected. Restricted stock units granted to directors prior to June 1, 2016 convert upon leaving the board. Restricted stock units granted to employees prior to February 19, 2020 vest on the day prior to the third anniversary of the grant date. Restricted stock units granted to employees on or after February 19, 2020 vest ratably over a three-year period. Restricted stock units granted to employees subsequently convert into shares of stock on the day of the respective anniversary of the grant date. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

Performance stock awards vest into shares of stock based on achieving established company-specific performance goals. Performance stock awards granted prior to February 19, 2020 vest into shares of stock on the day prior to the third anniversary of the grant date. Performance stock awards granted on or after February 19, 2020 vest into shares of stock on the third anniversary of the grant date.

The numbers of shares earned upon vesting of the performance stock awards is based on the attainment of performance goals for each of the performance periods, subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

Since 2001, a total of 110.8 million shares of common stock were authorized to be used for awards under the plans, subject to adjustment in accordance with the plans' terms. As of December 31, 2022, 14.2

million shares were reserved and remained available for future issuance under these plans. The Company uses its treasury shares for these issuances.

The fair value of each option grant is estimated on the date of grant using a binomial lattice model. The Company uses historical data to estimate option exercise and employee termination within the valuation model. In addition, separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the binomial lattice model and represents the period of time that options granted are expected to be outstanding. The expected volatility of the price of the underlying shares is implied based on traded options and historical volatility of the Company's common stock. The expected dividends were based on the current dividend yield of the Company's stock as of the date of the grant. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Option grant assumptions

	2022	2021	2020
Weighted average expected term	5.9 years	7.5 years	6.1 years
Expected volatility	19.8% - 29.9%	16.5% - 28.8%	16.3% - 37.1%
Weighted average volatility	23.2 %	23.0 %	17.6 %
Expected dividends	2.5% - 3.0%	2.0% - 3.0%	1.6% - 2.4%
Weighted average expected dividends	2.8 %	3.1 %	1.8 %
Risk-free rate	0% - 4.8%	0% - 1.7%	0.1% - 1.8%

Summary of option activity

	For the year ended December 31, 2022			
	Number (in 000s)	Weighted average exercise price	Aggregate intrinsic value (in 000s)	Weighted average remaining contractual term (years)
Outstanding as of January 1, 2022	9,854	$ 88.84		
Granted	1,343	123.04		
Exercised	(1,927)	76.28		
Forfeited	(303)	116.09		
Expired	(14)	109.26		
Outstanding as of December 31, 2022	**8,953**	95.72	$ 357,082	5.5
Outstanding, net of expected forfeitures	8,906	95.60	356,277	5.4
Outstanding, exercisable ("vested")	6,472	87.73	309,840	4.5

The weighted average grant date fair value of options granted was $21.16, $15.61 and $18.17 during 2022, 2021 and 2020, respectively. The intrinsic value, which is the difference between the fair value and the exercise price, of options exercised was $107 million, $112 million and $119 million during 2022, 2021 and 2020, respectively.

Changes in restricted stock units

	For the year ended December 31, 2022	
	Number (in 000s)	Weighted average grant date fair value
Nonvested as of January 1, 2022	1,038	$ 101.98
Granted	447	123.98
Vested	(465)	103.53
Forfeited	(91)	112.74
Nonvested as of December 31, 2022	**929**	110.75

The fair value of restricted stock units is based on the market value of the Company's stock as of the date of the grant. The market value in part reflects the payment of future dividends expected. The weighted average grant date fair value of restricted stock units granted was $123.98, $108.99 and $118.61 during 2022, 2021 and 2020, respectively. The total fair value of restricted stock units vested was $59 million, $35 million and $32 million during 2022, 2021 and 2020, respectively.

Changes in performance stock awards

	For the year ended December 31, 2022	
	Number (in 000s)	Weighted average grant date fair value
Nonvested as of January 1, 2022	974	$ 105.92
Granted	270	123.08
Adjustment for performance achievement	336	92.46
Vested	(694)	93.04
Forfeited	(90)	114.02
Nonvested as of December 31, 2022	**796**	116.36

The change in performance stock awards primarily comprises awards vested in 2022 and the adjustment to previously granted performance stock awards for performance achievement.

The fair value of performance stock awards that do not include a market condition is based on the market value of the Company's stock as of the date of the grant.

Starting with the February 2020 award, the fair value of performance stock awards includes a component with market-based condition measured on the grant date using a Monte Carlo simulation model. Market-based condition measures the Company's total shareholder return ("TSR") relative to the TSR of peer companies, expressed in terms of the Company's TSR percentile rank among the peer companies, over a three-calendar-year performance period. The Monte Carlo simulation model uses a risk-neutral framework to model future stock price movements based upon the risk-free rate of return at the time of grant, volatilities of the Company and the peer companies, and expected term assumed to be equal to the remaining measurement period. The market value in part reflects the payment of future dividends expected.

For the year ended December 31, 2022, the 2022 performance stock awards with market-based condition assumes a risk-free rate of 1.7%, volatility of 30.4%, average peer volatility of 34.2% and an expected term of 2.9 years.

The weighted average grant date fair value of performance stock awards granted was $123.08, $107.14 and $123.48 during 2022, 2021 and 2020, respectively. The total fair value of performance stock awards vested was $87 million, $70 million and $101 million during 2022, 2021 and 2020, respectively.

The Company recognizes all tax effects related to share-based payments at settlement or expiration through the income statement.

Note 20 Supplemental Cash Flow Information

Non-cash investing activities include $185 million, $51 million and $55 million related to mergers and exchanges completed with equity and fixed income securities, bank loans, real estate and limited partnerships in 2022, 2021 and 2020, respectively. Non-cash investing activities include $37 million related to right-of-use assets obtained in exchange for lease obligations for the year ended December 31, 2022.

Non-cash financing activities include $65 million, $53 million and $56 million related to the issuance of Allstate common shares for vested equity awards in 2022, 2021 and 2020, respectively.

Cash flows used in operating activities in the Consolidated Statements of Cash Flows include cash paid for operating leases related to amounts included in the measurement of lease liabilities of $163 million, $181 million and $156 million for the year ended December 31, 2022, 2021 and 2020, respectively. Non-cash operating activities include $26 million, $98 million and $51 million related to right-of-use assets obtained in exchange for lease obligations for the year ended December 31, 2022, 2021 and 2020, respectively.

Liabilities for collateral received in conjunction with the Company's securities lending program and OTC and cleared derivatives are reported in other liabilities and accrued expenses or other investments. The accompanying cash flows are included in cash flows from operating activities in the Consolidated Statements of Cash Flows along with the activities resulting from management of the proceeds, as follows:

($ in millions)	For the years ended December 31,		
	2022	2021	2020
Net change in proceeds managed			
Net change in fixed income securities	$ (521)	$ —	$ —
Net change in short-term investments	(49)	(539)	396
Operating cash flow (used) provided	(570)	(539)	396
Net change in cash	3	9	(12)
Net change in proceeds managed	$ (567)	$ (530)	$ 384
Cash flows from operating activities			
Net change in liabilities			
Liabilities for collateral, beginning of year	$ (1,444)	$ (914)	$ (1,298)
Liabilities for collateral, end of year	(2,011)	(1,444)	(914)
Operating cash flow provided (used)	$ 567	$ 530	$ (384)

Note 21 Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) on a pre-tax and after-tax basis

($ in millions)	For the years ended December 31,								
	2022			2021			2020		
	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax
Unrealized net holding gains and losses arising during the period, net of related offsets [1]	$ (4,470)	$ 949	$(3,521)	$(2,839)	$ 601	$(2,238)	$ 2,512	$ (532)	$1,980
Less: reclassification adjustment of net gains and losses on investments and derivatives	(848)	178	(670)	436	(92)	344	870	(183)	687
Unrealized net capital gains and losses	(3,622)	771	(2,851)	(3,275)	693	(2,582)	1,642	(349)	1,293
Unrealized foreign currency translation adjustments	(190)	40	(150)	(10)	2	(8)	66	(14)	52
Unamortized pension and other postretirement prior service credit [2]	(54)	11	(43)	(75)	16	(59)	12	(3)	9
Other comprehensive (loss) income	$ (3,866)	$ 822	$(3,044)	$(3,360)	$ 711	$(2,649)	$ 1,720	$ (366)	$1,354

[1] 2021 includes $2.4 billion of losses related to held for sale investments in connection with the sale of the life and annuity business.

[2] Represents prior service credits reclassified out of other comprehensive income and amortized into operating costs and expenses.

Note 22 Quarterly Results (unaudited)

($ in millions, except per share data)	First Quarter 2022	First Quarter 2021	Second Quarter 2022	Second Quarter 2021	Third Quarter 2022	Third Quarter 2021	Fourth Quarter 2022	Fourth Quarter 2021
Revenues	$12,337	$12,451	$12,220	$12,646	$13,208	$12,480	$13,647	$13,011
Net income (loss) from continuing operations applicable to common shareholders	630	2,385	(1,042)	1,399	(694)	183	(310)	1,111
Income (loss) from discontinued operations, net of tax	—	(3,793)	—	196	—	325	—	(321)
Net income (loss) applicable to common shareholders	$ 630	$ (1,408)	$ (1,042)	$ 1,595	$ (694)	$ 508	$ (310)	$ 790
Earnings per common share applicable to common shareholders								
Basic								
Continuing operations	$ 2.27	$ 7.88	$ (3.81)	$ 4.68	$ (2.58)	$ 0.62	$ (1.17)	$ 3.90
Discontinued operations	—	(12.53)	—	0.66	—	1.11	—	(1.13)
Total	$ 2.27	$ (4.65)	$ (3.81)	$ 5.34	$ (2.58)	$ 1.73	$ (1.17)	$ 2.77
Diluted [1]								
Continuing operations	$ 2.24	$ 7.78	$ (3.81)	$ 4.61	$ (2.58)	$ 0.62	$ (1.17)	$ 3.84
Discontinued operations	—	(12.38)	—	0.65	—	1.09	—	(1.11)
Total	$ 2.24	$ (4.60)	$ (3.81)	$ 5.26	$ (2.58)	$ 1.71	$ (1.17)	$ 2.73

[1] For periods presented with a net loss from continuing operations applicable to common shareholders, weighted average shares for basic earnings per share is also used for calculating diluted earnings per share because all dilutive potential common shares are anti-dilutive and are therefore excluded from the calculation.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

The Allstate Corporation
3100 Sanders Road
Northbrook, Illinois 60062

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Statements of Financial Position of The Allstate Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related Consolidated Statements of Operations, Comprehensive Income (Loss), Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involves our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Reserve for Property and Casualty Insurance Claims and Claims Expense - Refer to Notes 2 and 9 to the Financial Statements

Critical Audit Matter Description

As of December 31, 2022, the reserve for property and casualty insurance claims and claims expense was $37.5 billion. The Company establishes reserves for property and casualty insurance claims and claims expense on reported and unreported claims of insured losses. Using established industry and actuarial best practices as well as the Company's historical claims experience, the reserve for property and casualty insurance claims and claims expense is estimated based on (i) claims reported, (ii) claims incurred but not reported, and (iii) projections of claim payments to be made in the future.

Given the subjectivity of estimating claims incurred but not reported and projections of claim payments to be made in the future, particularly those with payout requirements over a longer period of time, the related audit effort in evaluating the reserve for property and casualty insurance claims and claims expense required a high degree of auditor judgment and an increased extent of effort, including involvement of our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the reserve for property and casualty insurance claims and claims expense included the following:

- We tested the effectiveness of controls related to the reserve for property and casualty insurance claims and claims expense, including those over the Company's estimates and projections.

- We evaluated the methods and assumptions used by the Company to estimate the reserve for property and casualty insurance claims and claims expense by:

    – Testing the underlying data that served as the basis for the actuarial analysis, including historical claims, to test that the inputs to the actuarial estimate were complete and accurate.

    – Comparing prior year estimates of expected incurred losses to actual experience during the current year to identify potential bias in the determination of the reserve for property and casualty insurance claims and claims expense.

- With the assistance of our actuarial specialists, we developed independent estimates for the reserve for property and casualty insurance claims and claims expense, particularly related to those with payout requirements over a longer period of time, utilizing loss data and industry claim development factors, and compared our estimates to management's estimates and assessed the consistency of management's approach.

/s/ Deloitte & Touche LLP
Chicago, Illinois

February 16, 2023

We have served as the Company's auditor since 1992.

Investor Information

Corporate Headquarters/ Home Office
The Allstate Corporation
3100 Sanders Road
Northbrook, IL 60062
(800) 574-3553
www.allstate.com

Annual Meeting
Shareholders of record are invited to attend the annual meeting of The Allstate Corporation on Tuesday, May 23, 2023, 11:00 a.m. The company will be hosting the meeting live via the Internet. To attend the virtual meeting please visit www.virtualshareholdermeeting.com/ALL2023.

Holders of common stock of record at the close of business on March 24, 2023 are entitled to vote during the meeting. A notice of meeting, proxy statement and proxy card and/or voting instructions were provided to shareholders with this annual report.

Shareholder Services/Transfer Agent
For information or assistance regarding individual stock records, dividend reinvestment, dividend checks, 1099DIV and 1099B tax forms, direct deposit of dividend payments, or stock certificates, contact EQ Shareowner Services, in any of the following ways:

BY TELEPHONE:
(800) 355-5191 within the U.S. or
(651) 450-4064 outside the U.S.

BY MAIL:
EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

BY CERTIFIED/OVERNIGHT MAIL:
EQ Shareowner Services

1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

ON THE INTERNET—
account information:
shareowneronline.com

Allstate 401(k) Savings Plan
For information about the Allstate 401(k) Savings Plan, call the Allstate Benefits Center at (888) 255-7772

Investor Relations
Security analysts, portfolio managers and representatives of financial institutions seeking information about the company should contact:

Investor Relations
The Allstate Corporation
3100 Sanders Road,
Northbrook, IL 60062
(800) 416-8803
invrel@allstate.com

Communications to the Board of Directors
Shareholders or other interested parties who wish to communicate to the Board of Directors may do so by mail or email as follows. Please let us know if you are a shareholder.

BY EMAIL:
directors@allstate.com

BY MAIL:
The Allstate Corporation
Nominating, Governance &
Social Responsibility Committee
c/o General Counsel
3100 Sanders Road
Northbrook, IL 60062

Code of Global Business Conduct
Allstate's Global Code of Business Conduct is available on the Corporate Governance section of www.allstateinvestors.com.

Corporate Responsibility
Information on Allstate's social responsibility programs is available at allstatesustainability.com.

Media Inquiries
Allstate Media Relations
3100 Sanders Road
Northbrook, IL 60062
(847) 402-5600

Form 10-K, Other Reports
Shareholders may receive without charge a copy of The Allstate Corporation Form 10-K annual report (filed with the U.S. Securities and Exchange Commission) and other public financial information for the year ended December 31, 2022, by contacting invrel@allstate.com.

The Allstate Corporation's Annual Report is available online at:
https://www.allstateinvestors.com/financials/sec-filings

Stock Exchange Listing
The Allstate Corporation common stock is listed on the New York Stock Exchange under the trading symbol "ALL." Common stock is also listed on the Chicago Stock Exchange. As of January 31, 2023, there were 59,597 holders of record of The Allstate Corporation's common stock.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP 111 South Wacker Drive Chicago, IL 60606-4301

Online Information
You can access financial and other information about Allstate on our website, www.allstateinvestors.com, including executive speeches, investor conference calls and quarterly investor information. The information contained in any website or report referenced in this proxy statement is not incorporated by reference in, and does not form a part of, this proxy statement.



FSC www.fsc.org MIX Paper from responsible sources FSC®

Printed on recycled paper. Soy ink used throughout.

Prepared by www.argyleteam.com



The Allstate Corporation
Notice of 2023 Annual Meeting,
Proxy Statement and
2022 Annual Report

The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062–6127